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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on October 2, 2020

This draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TELUS International (Cda) Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Province of British Columbia (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	98-1362229 (I.R.S. Employer Identification Number)

Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3
(604) 695-3455
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808

Telephone: 1-800-927-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michel E. Belec
Chief Legal Officer
TELUS International (Cda) Inc.
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3

Lona Nallengara Jason Lehner Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069 (212) 848-4000	Desmond Lee James Brown Osler, Hoskin & Harcourt LLP 100 King Street West, Suite 6200 Toronto, ON M5X 1B8, Canada (416) 362-2111	Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Robert Carelli David Tardif Stikeman Elliott LLP 1155 René-Lévesque Blvd. West 41st Floor Montréal, QC H3B 3V2, Canada (514) 397-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

            Emerging Growth Company    ☒

            If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Subordinate voting shares, no par value	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended. Includes the subordinate voting shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

        In accordance with the policy pronouncements of the staff of the U.S. Securities and Exchange Commission, we are omitting from this draft registration statement our consolidated financial statements as at and for the six months ended June 30, 2020 and 2019 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time we file this registration statement publicly. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of the public filing.

        Additionally, we have not included historical or pro forma financial statements required by Rule 3-05 of Regulation S-X in connection with the completion of our acquisition of Competence Call Center in January 2020 in this draft registration statement. We intend to amend this registration statement to include such historical and pro forma financial statements in the next confidential submission.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)—DATED                  , 2021

                Shares

Subordinate Voting Shares

         TELUS International (Cda) Inc. is offering            of our subordinate voting shares. The selling shareholders named in this prospectus are offering            subordinate voting shares. We will not receive any proceeds from the subordinate voting shares sold by the selling shareholders, including upon the sale of subordinate voting shares if the underwriters exercise their option to purchase additional subordinate voting shares from any of the selling shareholders in this offering.

         This is our initial public offering and no public market currently exists for our subordinate voting shares.

         It is currently estimated that the initial public offering price will be between $            and $            per subordinate voting share.

         Following this offering, our authorized share capital will include subordinate voting shares and multiple voting shares. The rights of the holders of subordinate voting shares and multiple voting shares are generally identical, except with respect to voting and conversion. The subordinate voting shares will have one vote per share and the multiple voting shares will have 10 votes per share. The subordinate voting shares are not convertible into any other class of shares, while the multiple voting shares are convertible into subordinate voting shares on a one-for-one basis at the option of the holder and automatically upon the occurrence of certain events. After giving effect to this offering, the subordinate voting shares will collectively represent         % of our total issued and outstanding shares and        % of the combined voting power attached to all of our issued and outstanding shares (        % and        %, respectively, if the underwriters' over-allotment option is exercised in full) and the multiple voting shares will collectively represent        % of our total issued and outstanding shares and        % of the combined voting power attached to all of our issued and outstanding shares (         % and        %, respectively, if the underwriters' over-allotment option is exercised in full).

         We will be a "controlled company" under the corporate governance rules for            -listed companies, and therefore we will be permitted to, and we intend to, elect not to comply with certain            corporate governance requirements. See "Management—Controlled Company Exemption".

         We intend to apply for listing of our subordinate voting shares on the            and the Toronto Stock Exchange (the "TSX") under the symbol "            ". Neither             nor the TSX has conditionally approved our listing application and there is no assurance that such exchange will approve the listing applications.

         We are an "emerging growth company" under the U.S. federal securities laws, and as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.

         Investing in our subordinate voting shares involves risks. See "Risk Factors" beginning on page 15.

PRICE $            PER SUBORDINATE VOTING SHARE

	Per subordinate voting share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling shareholders	$	$

(1)
See "Underwriting" for a description of the compensation payable to the underwriters.

         We and the selling shareholders have granted the underwriters the right to purchase up to an additional            subordinate voting shares from us and an additional             subordinate voting shares from the selling shareholders solely to cover over-allotments.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the subordinate voting shares to purchasers on                , 2021.

J.P. Morgan	Morgan Stanley

         (in alphabetical order)

Barclays	BofA Securities	CIBC Capital Markets

        We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we, nor the selling shareholders, nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. We, the selling shareholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is only accurate as at the date of this prospectus. Our business, financial condition, results of performance and prospects may have changed since that date.

        We use various trademarks, trade names and service marks in our business, including TELUS. For convenience, we may not include the ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

        Unless otherwise indicated, all references in this prospectus to the "Company", "TELUS International", "TI", "we", "us", "our" or similar terms refer to TELUS International (Cda) Inc. and its subsidiaries. All references in this prospectus to "TELUS" refer to TELUS Corporation and its

i

subsidiaries other than TELUS International. All references in this prospectus to "Baring" refer to Baring Private Equity Asia.

        Until                        , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our subordinate voting shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Presentation of Financial Information

        We present our financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, ("IASB"). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

        The financial statements of the Company that are included in this prospectus consist of consolidated statements of financial position as at December 31, 2019 and 2018 and the consolidated statements of income and other comprehensive income, changes in owner's equity, and cash flows, for each of the three years in the period ended December 31, 2019.

        We publish our consolidated financial statements in U.S. dollars. In this prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to "US$", "$", "USD" and "dollars" mean U.S. dollars and all references to "C$", "CDN$" and "CAD$", mean Canadian dollars.

Presentation of Share Information

        In connection with this offering, our Class A, Class C and Class D common shares will be exchanged by the holders thereof for Class B and Class E common shares and we expect to redesignate our Class B common shares as multiple voting shares and our Class E common shares as subordinate voting shares, which subordinate voting shares will be issued by us in this offering. In addition, we expect to eliminate all of our previously outstanding series of Class A, Class C and Class D common shares and our authorized Class A and Class B preferred shares. See "Description of Share Capital". The subordinate voting shares to be sold by the selling shareholders as part of the offering will result from the conversion of Class E common shares into subordinate voting shares prior to the closing of the offering.

ii

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our subordinate voting shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes contained elsewhere in this prospectus.

Our Company

        We are a leading customer experience innovator that designs, builds and delivers next-generation digital solutions for global and disruptive brands. Our services support the full lifecycle of our clients' digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 15 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.

        TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS Corporation, a leading communications and information technology company in Canada. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly-qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities.

        We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly-skilled and engaged teams is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our "caring culture" drives sustainable team member engagement, retention and customer satisfaction.

        We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. Higher growth technology companies, in particular, have embraced our service offerings and quickly become our largest and most important industry vertical. Today, we are a leading customer experience ("CX") innovator that designs, builds and delivers next-generation digital solutions for global and disruptive brands.

        We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journeys. Our services support the full scope of our clients' digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide strategy and innovation, next-generation technology and information technology ("IT") services, and CX process and delivery solutions to fuel our clients' growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals is core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our digital centers of excellence to continuously evolve and expand our solutions and services.

        We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients' evolving needs. We have almost 50,000 team members located in 50 delivery locations across 20 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and we have been recognized as an employer of choice in many of these markets.

        Today, our clients include over 600 companies across high-growth verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our relationship with TELUS, our largest customer and controlling shareholder, has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within our Communications and Media industry vertical. We intend to renew our master services agreement with TELUS (the "TELUS MSA"). The renewed agreement will provide for a term of 10 years and will provide for a minimum annual spend. For more information, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Master Services Agreement".

        For the years ended December 31, 2019, 2018 and 2017 our service revenue was $1,019.6 million, $834.6 million and $573.2 million, respectively, reflecting a compound annual growth rate of 34% over this period. Our net income was $69.0 million, $47.1 million and $43.4 million, for the years ended December 31, 2019, 2018 and 2017, respectively. Our adjusted net income ("Adjusted Net Income") was $82.4 million, $65.4 million and $56.7 million for the years ended December 31, 2019, 2018 and 2017, respectively and our adjusted EBITDA ("Adjusted EBITDA") was $225.6 million, $146.7 million and $113.8 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures" for a reconciliation of Adjusted Net Income and Adjusted EBITDA to net income, the most directly comparable financial measures calculated and presented in accordance with GAAP.

Industry Background

        Technology, Innovation and Digital Enablement.    Technology is transforming the way businesses interact with their customers at an accelerating pace and scale. Across industries, customer experience has become a critically important competitive differentiator. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with authentic human experience.

        Empowered and Engaged Customers.    The pervasiveness of next-generation technologies, which enables always-on connections, access to information 24/7 and greater variety of choice, has encouraged customer empowerment and raised their expectations. Customers are increasingly choosing experience over product and price. Customer experience has become a key competitive advantage, and it is critical for companies to manage this by partnering with customer service experts to represent their valued brands.

        Evolution of Customer Experience.    Contact centers have evolved from single-point, voice-based interaction hubs to omnichannel points of customer engagement. Companies increasingly view these omnichannel points of engagement as opportunities to build customer loyalty and increase wallet share. As the quality of these interactions matters even more today, companies need engaged, experienced, empathetic and technology-savvy employees representing their brands in their customer interactions.

        Importance of Building Trust and Security.    Companies and brands operating in the global digital marketplace need to engender trust in their online offerings in order to provide a feeling of safety that encourages customers to communicate and transact more. Accurate and rapid identification of content that violates the criteria of these offerings is of critical importance as user-generated content continues to grow, and expert human intervention is needed to handle content and customer concerns with the highest complexity. Additionally, fraud, identity theft and asset appropriation have become more pervasive. Companies are looking for solutions to assist in responding to these challenges.

        Challenges for Companies.    To meet modern customer expectations, companies must provide an experience that is not only personalized and empathetic, but consistent and integrated across omnichannel touchpoints, whether human or digital. To enable this, companies need partners with expertise in advanced analytics, artificial intelligence ("AI") and machine learning techniques to analyze data. In order to deliver this experience, companies need to re-design and re-engineer their processes, which is best executed by customer experience strategy and design consulting, IT services and process experts.

        Limitations of Incumbent Services Providers.    Delivering best-in-class omnichannel customer experiences requires highly-trained professionals working in concert with leading digital technologies. We believe that traditional consulting, digital IT services and customer care and business process outsourcing companies lack the right combination of people, capabilities and technology to help companies address the entire spectrum of designing, building and delivering integrated end-to-end customer experience systems.

Our Market Opportunity

        Our solutions and services are relevant across multiple markets including IT services for digital transformation of customer experience systems ("DX") and digital customer experience management ("DCXM"). The worldwide market for DX was estimated by IDC to have been $147 billion in 2019. Digital transformation services are estimated by IDC to grow at a compound annual growth rate of 21% through 2023. We believe a significant part of our market opportunity is also accounted for by the DCXM market.

Our Approach

        We are a leading customer experience innovator with a unique team culture and deep expertise in next-generation digital technologies and processes. We believe that our comprehensive capabilities and go-to-market strategy enable us to address our clients' varied needs in a flexible way that aligns with their objectives. Our focus on customer experience informs our approach to designing, building and delivering customer engagement and digital enablement solutions for our clients. We believe that customer experience delivered by empathetic, highly-skilled and engaged teams is key to providing a high-quality brand experience to customers.

Our Competitive Strengths

        We have distinguished ourselves by leveraging the following competitive strengths:

        Cultural Differentiation.    We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We have carefully cultivated our caring culture over the last 15 years by ensuring alignment with our team members and clients alike. We believe continuously investing in our culture and operating as a socially responsible company builds stronger relationships with our clients and team members, and positively impacts the communities in which we operate.

        Diverse Client Base Across Sectors.    We partner with a diverse set of disruptive and established clients across our core industry verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Within some of these industry verticals, we serve clients across several high-growth sub-sectors.

        Deep Domain Expertise.    We have developed expertise serving clients in our core verticals and sub-sectors, many of which are leading broader technology disruption. By serving clients in these sectors over the course of many years, we have built an understanding of their unique, industry-specific challenges and digital transformation journeys, as well as the solutions and services to address them. For example, within our Communications and Media industry vertical, our client engagements support digital transformation and innovation across our clients' digital stack, operations support system and business support system modernization and testing and engineering of 5G networks for services such as internet of things ("IoT").

        Comprehensive, Integrated Capabilities to Enable Digital-First Experiences.    We have proactively built a set of integrated capabilities to deliver innovative customer experience solutions for our clients' customers. Our services span design, build and deliver, so that we are able to offer clients a complete, transformative, digitally enabled solution, or a discrete solution to address or complement specific aspects of their existing customer experience strategies. We believe that our end-to-end solutions address client needs at all stages of their digital journeys and position us best to address their evolving priorities while expanding wallet share with them over time.

        Best-In-Class Technology and Processes.    We rely on best-in-class technology to power everything we do. By virtue of our TELUS pedigree, we have built our business with a deep understanding of the importance of technological reliability and availability, fueling our "always-on" carrier-grade network infrastructure. This infrastructure is augmented by our next-generation private and public cloud-based architecture, which enables our complete suite of integrated digital services and enables us to be agile, efficient and scalable.

        Globally Scaled and Agile Delivery Model.    Over several years we have built a differentiated global delivery model enabled by next-generation technology with the scale and agility needed to best serve our clients. The sophistication, agility and scale of our delivery capabilities enable us to tailor our delivery strategy and respond quickly to shifting client demand as well as idiosyncratic events by pivoting client solutions across multiple regions, time zones and channels. For example, during the COVID-19 pandemic, we were able to continuously serve our clients' needs despite the mandatory closure of many facilities.

        Proven Leadership Team.    We have a proven leadership team with a successful track record of executing our strategic vision, driving growth across our business, integrating acquisitions both operationally and culturally and maintaining our unique culture. Our leaders not only possess significant and diverse skills and experience, but are committed to leading by example and living our values.

Our Growth Strategy

        We are dedicated to building on our current capabilities in digital transformation and customer experience management by deploying the following growth strategies:

        Expand Our Current and Potential Services with Existing Clients.    We seek to deepen existing client relationships by providing our clients with more of our existing services, as well as developing new adjacent services to address their evolving digital enablement and customer experience needs.

        Establish Relationships with New Clients.    We target potential clients that value customer experience as a brand differentiator. We prioritize potential clients that are experiencing significant growth and require a partner capable of evolving with them.

        Leverage Technology and Process to Drive Continuous Improvement.    We strive to continuously optimize the overall efficiency of our organization and better serve our clients by investing in best-in-class technologies.

        Enhance Core Capabilities with Strategic Acquisitions.    We seek out acquisition opportunities that expand the breadth of our service offerings, enhance the depth of our digital IT capabilities and accelerate our presence in attractive industry verticals, while maintaining alignment with our culture.

Risk Factors

        Investing in our subordinate voting shares involves a high degree of risk. You should carefully consider the risks described in "Risk Factors" before making a decision to invest in our subordinate voting shares. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our subordinate voting shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

  •
  We face intense competition from companies that offer services similar to ours.

  •
  Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes.

  •
  If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.

  •
  Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients' businesses and demand for our services.

  •
  Two clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.

  •
  Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense.

  •
  Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic.

  •
  We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.

  •
  Cyber-attacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of our clients or their end customers could have a negative impact on our reputation and client confidence.

  •
  Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

  •
  The dual-class structure that will be contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.

  •
  TELUS will, for the foreseeable future, control the direction of our business.

  •
  We have no history of operating as a separate, publicly-traded company.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company", as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  an exemption that allows us to include less than five years of selected financial data in connection with this offering; and

  •
  an exemption from the auditor attestation requirement on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

        We may choose to take advantage of some, but not all, of these reduced requirements, and therefore the information that we provide holders of subordinate voting shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, so we are unable to make use of the extended transition period. We will comply with new or revised accounting standards on or before the relevant dates on which adoption of such standards is required by the IASB.

        We may take advantage of these provisions until we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of the following:

  •
  the last day of the first fiscal year in which our annual revenues were at least $1.07 billion;

  •
  the last day of the fiscal year following the fifth anniversary of this offering;

  •
  the date on which we have issued more than $1 billion of non-convertible debt securities over a three-year period; and

  •
  the last day of the fiscal year during which we meet the following conditions: (i) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million, (ii) we have been subject to U.S. public company reporting requirements for at least 12 months and (iii) we have filed at least one annual report as a U.S. public company.

        Upon the effectiveness of the registration statement of which this prospectus forms a part, we will report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as a non-U.S. company with foreign private issuer status. As long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the "SEC") of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

        In addition, we will not be required to file annual reports and financial statements with the SEC as promptly or using the same forms as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with certain other rules and regulations under U.S. securities laws applicable to U.S. domestic companies whose securities are registered under the Exchange Act, including Regulation FD, which restricts the selective disclosure of material information.

        Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). So long as we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not foreign private issuers.

Principal Shareholders

        Immediately following the completion of this offering, TELUS will own        % and Baring Private Equity Asia, a leading global private equity investor, will own        % of the combined voting power of our multiple voting shares and subordinate voting shares. See "Risk Factors—Risks Related to Becoming a Public Company and Our Relationship with TELUS".

        In connection with this offering, we and TELUS will enter into certain agreements that will provide a framework for our relationship after this offering. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS" and "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring".

        Because TELUS will hold more than 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will be a "controlled company" under the corporate governance rules for            -listed companies. Therefore, we will be permitted to, and we intend to, elect not to comply with certain            corporate governance requirements. See "Management—Controlled Company Exemption".

        So long as we remain a foreign private issuer, we will also continue to be exempt from some of the corporate governance standards that are applicable to U.S. domestic companies under the             listing requirements.

Corporate Information

        TELUS International (Cda) Inc. was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016.

        Our headquarters and principal executive offices are located at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3 and our telephone number is (604) 695-3455. Our website address is www.telusinternational.com. The information on or accessible through our website is not part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

 The Offering

Subordinate voting shares offered by us	subordinate voting shares (or subordinate voting shares if the underwriters exercise their over-allotment option in full).
Subordinate voting shares offered by the selling shareholders	subordinate voting shares (or subordinate voting shares if the underwriters exercise their over-allotment option in full).
Subordinate voting shares to be outstanding after this offering	subordinate voting shares (or subordinate voting shares if the underwriters exercise their over-allotment option in full).
Multiple voting shares to be outstanding after this offering	multiple voting shares.
Over-allotment option to purchase additional subordinate voting shares

We and the selling shareholders have granted the underwriters an option, exercisable within 30 days from and including the date of closing of the offering, to purchase up to an                additional                subordinate voting shares from us and up to an additional                subordinate voting shares from the selling shareholders solely to cover over-allotments, if any, in connection with this offering.

Voting rights

Following this offering, we will have two classes of shares outstanding: multiple voting shares and subordinate voting shares. The rights of the holders of our multiple voting shares and subordinate voting shares are substantially identical, except with respect to voting and conversion.

The subordinate voting shares will have one vote per share and the multiple voting shares will have 10 votes per share. See "Description of Share Capital—Authorized Share Capital".

After giving effect to this offering, the subordinate voting shares will collectively represent        % of our total issued and outstanding shares and        % of the combined voting power attached to all of our issued and outstanding shares (      % and        %, respectively, if the underwriters' over-allotment option is exercised in full) and the multiple voting shares will collectively represent        % of our total issued and outstanding shares and        % of the combined voting power attached to all of our issued and outstanding shares (      % and        %, respectively, if the underwriters' over-allotment option is exercised in full).

Conversion rights

The subordinate voting shares are not convertible into any other class of shares. The multiple voting shares are convertible into subordinate voting shares on a one-for-one basis at the option of the holder or upon the sale of multiple voting shares to an unaffiliated third party. In addition, our articles will provide that multiple voting shares will automatically convert into subordinate voting shares in certain other circumstances. See "Description of Share Capital—Authorized Share Capital—Conversion".

Take-over bid protection

In accordance with applicable Canadian regulatory requirements designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, we will enter into the Coattail Agreement (as defined herein) with holders of multiple voting shares. The Coattail Agreement will contain provisions customary for dual-class corporations listed on the TSX, designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable take-over bid legislation in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares. See "Description of Share Capital—Certain Important Provisions of our Articles and the BCBCA—Take-Over Bid Protection".

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $        million, or approximately $        million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of subordinate voting shares in this offering by the selling shareholders, including upon the sale of subordinate voting shares if the underwriters exercise their option to purchase additional subordinate voting shares from any of the selling shareholders in this offering.

We intend to use the net proceeds from this offering in order to repay outstanding borrowings under the            facility of our credit agreement and for general corporate purposes. See "Use of Proceeds" for additional information.

Proposed and TSX trading symbol for our subordinate voting shares	" "
Risk factors

You should carefully read the section entitled "Risk Factors" and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our subordinate voting shares.

        Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional                 subordinate voting shares from us and the selling shareholders.

        The number of subordinate voting shares to be outstanding after this offering includes                subordinate voting shares to be issued in this offering (assuming the underwriters do not exercise their over-allotment option) and excludes:

  •
  up to            subordinate voting shares issuable upon the exercise of US dollar-denominated equity share option awards previously issued to certain of our executive officers, at exercise prices ranging from $            to $            ; and

  •
  up to            subordinate voting shares issuable pursuant to the compensation plans we intend to adopt in connection with the offering.

        Upon completion of the offering, assuming no exercise of the over-allotment option by the underwriters, our issued and outstanding share capital will consist of                 subordinate voting shares and                multiple voting shares.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables present summary historical consolidated financial data for our business. We have derived summary consolidated statements of income and other comprehensive income data for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 and summary consolidated statements of financial position data as at December 31, 2019 and December 30, 2018 from our consolidated financial statements included elsewhere in this prospectus. The consolidated statement of financial position as at December 31, 2017 is not included elsewhere in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2018 and December 31, 2017 have been presented without the retrospective application of IFRS 16 Leases and may not be comparable to the summary historical consolidated financial data for the year ended December 31, 2019. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Capitalization", "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Our historical results are not necessarily indicative of the results that should be expected in any future period.

	Years ended December 31,
Consolidated Statements of Income Data:	2019	2018	2017
	($ in millions, except per share data)
Operating Revenues
Revenues arising from service contracts with customers—service	$1,019.6	$834.6	$573.2
Other operating income	14.6	12.6	—

Total Operating Revenues	1,034.2	847.2	573.2

Operating Expenses
Goods and services purchased	182.9	174.9	105.8
Employee benefits expense	630.4	522.5	366.5
Depreciation	73.1	31.3	25.4
Amortization of intangible assets	19.1	18.2	6.8

Total Operating Expenses	905.5	746.9	504.5

Operating Income	128.7	100.3	68.7
Interest expense	36.3	23.2	10.1
Foreign exchange	(2.6)	8.1	(0.5)

Income Before Income Taxes	95.0	69.0	59.1
Income taxes	26.0	21.9	15.7

Net Income	$69.0	$47.1	$43.4

Net Income Per Common Share
Basic	$1.64	$1.12	$1.09
Diluted	$1.63	$1.12	$1.09
Other Data
Adjusted net income(1)	$82.4	$65.4	$56.7
Adjusted basic earnings per share(1)	$1.95	$1.56	$1.42
Adjusted diluted earnings per share(1)	$1.95	$1.56	$1.41
Adjusted EBITDA(2)	$225.6	$146.7	$113.8
Cash flow from operating activities	$141.6	$93.5	$90.0
Free cash flow(3)	$78.8	$43.0	$49.5

	As at December 31,
Consolidated Statement of Financial Position Data:	2019	2018	2017
	($ in millions)
Cash and temporary investments, net	$79.5	$65.6	$85.4
Property, plant and equipment, net	301.0	115.2	103.5
Intangible assets, net	89.7	104.8	35.0
Goodwill, net	418.4	421.2	228.8
Total assets	1,169.0	909.1	601.9
Current maturities of long-term debt	42.8	6.0	6.0
Long-term debt	477.7	302.0	264.3
Total liabilities	$923.2	$712.4	$502.1
Common equity	245.8	196.7	99.8
Total liabilities and owners' equity	$1,169.0	$909.1	$601.9

(1)
Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share. We regularly monitor Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS as it is useful for management and investors to better understand our ability to manage operational costs, to evaluate our operating performance, and to facilitate a period-over-period comparison of our results. We calculate Adjusted Net Income by excluding other income, restructuring and other costs, share-based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets, and the related tax impacts of these adjustments, from net income, the most directly comparable GAAP measure. Other income, share based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets are non-cash expenses and we do not consider these excluded items to be indicative of our operating performance. Restructuring and other costs are largely comprised of business acquisition costs and integration expenses that are not reflective of our ongoing operations. We calculate Adjusted Basic EPS by dividing the Adjusted Net Income by the basic total weighted average number of common shares outstanding during the period. We calculate Adjusted Diluted EPS by dividing the Adjusted Net Income by the diluted total weighted average number of common shares outstanding during the period. Adjusted Diluted EPS is calculated to give effect to share option awards and restricted share units.

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Net income	$69.0	$47.1	$43.4
Add back (deduct):
Other income(a)	(14.6)	(12.6)	—
Restructuring and other costs(b)	6.1	3.7	8.9
Share-based compensation expense(c)	13.2	5.8	4.0
Foreign exchange (gain) loss(d)	(2.6)	8.1	(0.5)
Amortization of purchased intangible assets(e)	14.9	14.7	3.2
Tax effect of the adjustments above	(3.6)	(1.4)	(2.3)

Adjusted net income	$82.4	$65.4	$56.7

Adjusted basic earnings per share(f)	$1.95	$1.56	$1.42

Adjusted diluted earnings per share(f)	$1.95	$1.56	$1.41

(a)
Other income is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of provisions for written put option liabilities to acquire the remaining non-controlling interests in our subsidiaries.

(b)
Restructuring and other costs are largely comprised of business acquisition costs and integration expenses, which include goods and services purchased and employee benefit expenses that are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions which often drives the magnitude of acquisition related costs, may not be indicative of the size, complexity and volume of future transactions. These costs are included in our operating results, as set out in the following table:

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Goods and services purchased	$5.8	$0.6	$7.7
Employee benefits expense	0.3	3.1	1.2

Restructuring and other costs	$6.1	$3.7	$8.9

(c)
We exclude share-based compensation expense because it is a non-cash charge and the changes in the value of the Company may have a significant impact on share-based compensation expense in any given period, which can prevent a comparison of our operating results among the periods.

(d)
We exclude foreign exchange adjustments because it allows for comparison of operating results among the periods, without regard to fluctuations in the foreign exchange rates to which we have exposure and which result in fluctuations that are not reflective of the underlying performance of our business.

(e)
We exclude amortization of purchased intangible assets because this is a non-cash charge and it allows management and investors to evaluate our operating results as if these assets had been developed internally rather than acquired in a business combination.

(f)
The following table presents reconciliations of the denominators of the basic and diluted per share computations.

	Years Ended December 31,
	2019	2018	2017
Basic total weighted average number of common shares outstanding	42,151,421	41,931,848	40,000,000
Effect of dilutive securities
Share option awards	139,801	89,310	72,809

Diluted total weighted average number of common shares outstanding	42,291,222	42,021,158	40,072,809

(2)
Adjusted EBITDA.    We report Adjusted EBITDA because this is a key measure regularly used by management to evaluate our business performance. As such, we believe it is useful to investors in understanding and evaluating the performance of our business. This measure excludes from net income non-cash items and items that do not reflect the underlying performance of our business and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt. These items were added back for the same reasons described above in Adjusted Net Income. Adjusted EBITDA should not be considered an alternative to net income in measuring our performance, and it should not be used as an exclusive measure of cash flow. We believe a net income measure that excludes these non-cash items and items that do not reflect the underlying performance of our business is more reflective of underlying business trends, our operational performance and overall business strategy.

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Net income	$69.0	$47.1	$43.4
Add back (deduct):
Other income(a)	(14.6)	(12.6)	—
Interest expense	36.3	23.2	10.1
Foreign exchange(b)	(2.6)	8.1	(0.5)
Income taxes	26.0	21.9	15.7
Depreciation and amortization	92.2	49.5	32.2
Share-based compensation expense(c)	13.2	5.8	4.0
Restructuring and other costs(d)	6.1	3.7	8.9

Adjusted EBITDA	$225.6	$146.7	$113.8

(a)
Other income is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of provisions for written put option liabilities to acquire the remaining non-controlling interests in our subsidiaries.

(b)
We exclude foreign exchange adjustments because we believe such exclusion allows for comparison of our operating results among the periods, without regard to fluctuations in the foreign exchange rates to which we have exposure as these fluctuations are not reflective of the underlying performance of our business.

(c)
We exclude share-based compensation expense because it is a non-cash charge and the changes in the value of the Company may have a significant impact on share-based compensation expense in any given period, which can prevent a comparison of our operating results among the periods.

(d)
Restructuring and other costs are largely comprised of business acquisition costs and integration expenses, which include goods and services purchases and employee benefit expenses that are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions which often drives the magnitude of acquisition related costs, may not be indicative of the size, complexity and volume of future transactions. These costs are included in our operating results as set out in the following table:

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Goods and services purchased	$5.8	$0.6	$7.7
Employee benefits expense	0.3	3.1	1.2

Restructuring and other costs	$6.1	$3.7	$8.9

(3)
Free cash flow.    We calculate free cash flow ("Free Cash Flow") by excluding capital expenditures from cash provided by operating activities. We use Free Cash Flow, and ratios based on it, to conduct and evaluate our business because, although it is similar to cash provided by operating activities, we believe it is a more conservative measure of cash flows since capital expenditures are a necessary component of our ongoing operations and our liquidity assessment.

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Cash flow from operations	$141.6	$93.5	$90.9
Less: capital expenditures	(62.8)	(50.5)	(41.4)

Free cash flow	$78.8	$43.0	$49.5

RISK FACTORS

        This offering and investing in our subordinate voting shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our subordinate voting shares. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and financial performance. If any of those or the following risks actually occur, our business, financial condition, financial performance, liquidity and prospects could suffer materially, the trading price of our subordinate voting shares could decline and you could lose all or part of your investment. See also "Special Note Regarding Forward-Looking Statements".

Risks Related to Our Business

We face intense competition from companies that offer services similar to ours. If we are unable to differentiate to compete effectively, our business, financial performance, financial condition and cash flows could be materially adversely impacted.

        The market for the services we offer is very competitive and we expect competition to intensify and increase from a number of our existing competitors, including professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing ("BPO") companies that are expanding their capabilities to offer higher-margin and higher-growth digital services. In addition, the continued digital expansion of the services we offer and the markets we operate in will result in new and different competitors, many of which may have significantly greater market recognition than we do in the markets we are entering, as well as increased competition with existing competitors who are also expanding their services to cover digital capabilities.

        Many of these existing and new competitors have greater financial, human and other resources, greater technological expertise, longer operating histories and more established relationships in the verticals that we currently serve or may expand to serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs or enter into similar arrangements with potential clients. In addition, we compete with other service providers for talent in some of the regions in which we operate, particularly where access to a qualified workforce is limited, which can impact our talent recruitment efforts and increase our attrition and labor cost. We also face competition from service providers that operate in countries where we do not have delivery centers because our clients may, to diversify geographic risk and for other reasons, seek to reduce their dependence on any one country by shifting work to another country in which we do not operate. All of these factors present challenges for us in retaining and growing our business.

        From time to time, our clients who currently use our services may determine that they can provide these services in-house. As a result, we face the competitive pressure to continually offer our services in a manner that will be viewed by our clients as better and more cost-effective than what they could provide themselves.

        Our inability to compete successfully against companies that offer services similar to ours and to offer our clients a compelling alternative to taking the services we provide in-house could result in increased client churn, revenue loss, pressures on recruitment and retention of team members, service price reductions and increased marketing and promotional expenses, or reduced operating margins which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        Our growth, profitability and the diversity of our revenue sources will depend on our ability to develop and adopt new technologies to expand our existing offerings, proactively identify new revenue streams and improve cost efficiencies in our operations, all while meeting rapidly evolving client expectations. Although we are focused on maintaining and enhancing the range of our digital offerings, we may not be successful in anticipating or responding to our clients' expectations and interests in adopting evolving technology solutions and the integration of these technology solutions into our offerings may not achieve the intended enhancements or cost reductions in our operations. New services and technologies offered by our competitors may make our service offerings uncompetitive, which may reduce our clients' interest in our offerings and our ability to attract new clients. Our failure to innovate, maintain technological advantages or respond effectively and timely to changes in technology could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we fail to establish our digital brand and successfully market our digital service offerings, our growth prospects, anticipated business volumes and financial performance may be adversely affected.

        Certain of our existing clients and potential new clients may only know us for our voice-based customer support services. Our ability to realize our digital first strategy and increase revenue across our core verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality, depends on our promotion of our ability to provide digital services in these areas to existing and potential clients. If we are not successful in establishing our digital brand and marketing our expanded service offerings to our existing and potential clients, our ability to shift our existing clients into more profitable digital services and attract new clients to these service offerings may be limited, which may adversely affect our growth prospects and anticipated business volumes and financial performance.

If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.

        We believe that our unique customer first and caring culture has led to our ability to attract and retain a highly-skilled, engaged and motivated workforce. This has driven our strong client retention and the higher satisfaction scores we receive from our clients' customers, which has, in part, been responsible for our growth and differentiation in the marketplace. As we evolve our products and services, grow into new geographies, open new delivery locations, increase the number of team members and acquire new companies, it may become more difficult for us to maintain the culture that supports our success. If our unique culture is not maintained, our ability to attract and retain highly skilled team members and clients across our core verticals may be adversely impacted, and our operational and financial results may be negatively affected.

If we fail to maintain a consistently high level of service experience and implement and communicate high quality corporate sustainability and social purpose activities, our ability to attract new and retain existing clients and team members could be adversely affected.

        Our clients' loyalty, likelihood to expand the services that they use with us and the likelihood to recommend us is dependent upon our ability to provide a service experience that meets or exceeds our clients' expectations and that is differentiated from our competitors. Our ability to attract new clients, retain our existing clients and attract and retain team members is highly dependent on the satisfaction ratings that our clients provide about us and the satisfaction ratings that our clients receive from their customers based on the services we provide, all of which affects our reputation. We believe our focus on client experience is critical to attracting new clients and retaining and growing our business with our existing clients. If we are unable to maintain a consistently high level of service, our clients could change service providers, our revenues and profitability could be negatively impacted, and our reputation could suffer.

        In addition, the corporate sustainability and social purpose activities in which we are involved also assist us in attracting and retaining clients. The corporate sustainability and social purpose activities that we are involved in are important to our company and are a part of our culture, and thus it is also becoming a differentiating factor for clients in selecting a service provider. More and more companies, including many of our clients, are demanding that their service providers embody corporate sustainability and social purpose goals that reflect their own brand image and are consistent with the ones their customers and other stakeholders have adopted. If we are unable to meet or exceed the evolving expectations of our clients in these areas or implement high quality corporate sustainability and social purpose activities on a timely basis, and effectively communicate them to our clients, our reputation may suffer, which may negatively impact our ability to attract new and retain existing clients. Our corporate sustainability and social purpose activities are also important to our team members, and our failure to meet or exceed the evolving expectations of our team members in these areas could have adverse impacts on our ability to attract and retain talent upon which our service offerings depend. As a result, we have in the past invested significant resources in developing and maintaining our corporate sustainability and social purpose activities, and the required levels of such investments may increase in the future as such activities become increasingly important to our clients and team members, which would increase our costs and may adversely affect our financial performance and cash flows.

        Although we strive to implement a "customer-first" culture, any failure to maintain a consistently high level of customer service, or a market perception that we do not maintain high-quality customer service, or a failure to communicate effectively or meet our clients' and team members' expectations about our corporate sustainability and social purposes initiatives, could adversely affect our ability to attract new clients and retain existing clients, and increase attrition and other costs associated with retaining talent, all of which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients' businesses and levels of business activity, demand for our services, as well as our and our clients' liquidity and access to capital.

        The COVID-19 pandemic has caused, and is likely to continue to cause, additional slowdown in the global economy, as is evidenced by the recent declines in investments, exports and industrial production. The global spread of COVID-19 has created, and is likely to continue to create, significant volatility, uncertainty and economic disruption. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. For further information, see "—Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic".

        The global economy has entered into a deep recessionary period and there continue to be similar signs of continued economic slowdown and weakness around the world. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline and there may be default on sovereign debt obligations of certain countries. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, financial performance and cash flows.

        Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for the products and services that our clients provide to their customers, and consequently reduce our clients' demand for our services, which would reduce our revenue. Economic and political uncertainty could undermine business confidence and cause potential new clients to delay engaging us and our existing clients to reduce or defer their spending on our services or reduce or eliminate spending under existing contracts with us. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets. For example, the withdrawal of the United Kingdom from the European Union in January 2020, commonly referred to as "Brexit", has created significant political and economic uncertainty regarding the future trading relationship between the United Kingdom and the European Union. These and other economic and geopolitical conditions may affect our business in a number of ways, as we have operations in 20 countries and we service clients across multiple geographic regions. If any of these conditions affect the countries in which our largest clients, including TELUS, are located or conduct their business, we may experience reduced demand for and pricing pressure on our services, which could lead to a reduction in business volumes and could adversely affect financial performance.

        The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European Union, United States, countries in Asia and international financial markets and economies, and the political climate in the United States, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, it may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, which could result in material adverse effects on our business, financial condition, financial performance and cash flows.

        We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted verticals, including Travel and Hospitality. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our business, financial condition, financial performance and cash flows.

If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected.

        Our contracts generally use a pricing model that provides for time-based billing rates and compensation for materials and licensing costs. Industry pricing models are evolving, and companies are increasingly requesting transaction- or outcome-based pricing or other alternative pricing models, which require us to accurately forecast the cost of performance of the contract against the compensation we expect to receive. These forecasts are based on a number of assumptions relating to existing and potential contracts with existing and potential clients, including assumptions related to the team members, other resources and time required to perform the services and our clients' ultimate use of the contracted service. If we make inaccurate assumptions in pricing our contracts, our profitability may be negatively affected. In addition, if the number of our clients that request alternative pricing models continues to increase in line with industry trends, we may be unable to maintain our historical levels of profitability under these evolving alternative pricing models and our financial performance may be adversely affected, or we may not be able to offer pricing that is attractive relative to our competitors. Some of our clients' may continue to evolve their procurement methodology by increasing the use of alternative methods, such as reverse auctions. These methods may impact our ability to gain new business and maintain profit margins, and may require us to adapt our sales techniques, which we may be unsuccessful in doing in a timely manner or at all.

        In addition, the revenue and income generated from the services we provide to our clients may decline or vary as the type and volume of services we provide under our contracts change over time, including as a result of a shift in the mix of products and services we provide. For example, our lower-complexity interactions, such as voice-based interaction services, generate services with lower margins compared to our more complex, sensitive and localized content moderation and digital services, and a shift in the mix of these two types of services by a client could cause a meaningful change in our revenue from that client and the profitability of the services we provide. Furthermore, our clients, some of which have experienced significant and adverse changes in their business, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, decrease the volume of work or complexity of the services we are providing to them, automate some or all of their processes or change their customer experience strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any inability to accurately forecast the pricing that we use for our contracts, or any significant reduction in or the elimination of the use of the services we provide to any of our clients or any requirement to lower our prices that, in each case, we fail to anticipate, would harm our business, financial performance, financial condition and cash flows.

Two clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.

        We have derived and believe that, in the near term, we will continue to derive, a significant portion of our revenue from a limited number of large clients. Our two largest clients accounted for approximately 26% and 11% of our revenue, respectively, in 2019 and approximately 24% and 11% of our revenue, respectively, in 2018. Our largest client, based on revenue volume, is TELUS, our controlling shareholder. We intend to renew our TELUS MSA with TELUS. The renewed TELUS MSA will provide for a term of 10 years. Although we anticipate that the renewed TELUS MSA will provide for a minimum annual spend, TELUS will have the ability to delay or terminate specific services for certain specified reasons with limited notice. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Master Services Agreement". In addition, the master services agreements ("MSAs") with all other clients do not have minimum annual spend and the terms of these master service agreements permit our clients to delay, postpone or even terminate contracted services at their discretion and with limited notice to us.

        Additionally, the volume of work performed for specific clients or the revenue we generate can vary from year to year. For example, a client may demand price reductions, change its customer engagement strategy or move work in-house. Also, in many of the verticals in which we offer services, the continued consolidation activity could result in the loss of a client if, as a result of a merger or acquisition involving one or more of our clients, the surviving entity chooses to use one of our competitors for the services we currently provide or to provide the services we offer in-house. Our clients may also choose to consolidate their providers as they grow, as their business needs change, or as their leadership changes, and we could be removed from a client's vendor network. As a result of the foregoing, a major client in one year may not provide the same level of revenue in any subsequent year. Any significant reduction in or elimination of the use of the services we provide as a result of consolidation or our removal from a key client's provider network would result in reduced revenue to us and could harm our business. In addition, such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions. All the foregoing could have a material adverse effect on our business, financial condition, financial performance and prospects.

Our client contracts, which can be canceled at any time, are generally long-term, requiring us to estimate the resources and time required for the contracts upfront, and contain certain price benchmarking, compliance-related penalties and other provisions adverse to us, all of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

        Although the term of our client contracts typically ranges from three to five years, with the vast majority of contracts having a term of three years, such contracts may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients, other than TELUS, are not contractually committed to provide us with specific volumes under the contracts we enter into with them. Our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract, which would adversely impact our revenue. Any failure to meet a client's expectations could result in a cancellation or non-renewal of a contract or a reduction in the services provided by us. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would reduce our revenues. The loss of or financial difficulties at any of our clients could have an adverse effect on our business, financial performance, financial condition and cash flows. For example, certain of our clients in our Travel and Hospitality vertical have experienced adverse pressures on their businesses as a result of the COVID-19 pandemic, which has affected the revenue we receive from these engagements, and we have had clients who entered into insolvency proceedings and have defaulted on their obligations to us.

        Additionally, our contracts require us to comply with, or facilitate, our clients' compliance with numerous and complex legal regimes on matters such as anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, and employment and labor relations. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements. Failure to meet these requirements or accurately estimate the productivity benefits could result in the payment of significant penalties to our clients which in turn could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        A few of our contracts allow the client, in certain limited circumstances, to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the services we provide, reduce the pricing for services on a prospective basis to be performed under the remaining term of the contract, or our clients could elect to terminate the contract, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

        Some of our contracts contain provisions which, to various degrees, restrict our ability to provide certain services to other of our clients or to companies who are in competition with our clients. Such terms may restrict the same team members from providing services for competing clients, require us to ensure a certain distance between the locations from where we serve competing clients or prevent us from serving a competing client from locations in the same country, all of which reduce our flexibility in deploying our team members and delivery centers in the most effective and efficient manner and may force us to forego opportunities to attract business from companies that compete with our existing clients, even if such opportunities are more profitable or otherwise attractive to us.

        Additionally, a number of our service contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with provision of our services. Violations of the terms of these contracts could subject us to significant legal liability. See "—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients".

        Furthermore, in some of our digital customer experience management contracts we commit to long-term pricing structures under which we bear the risk of cost overruns, completion delays, resource requirements, wage inflation and adverse movements in exchange rates in connection with these contracts. If we fail to estimate accurately the team members, other resources and time required for these longer term contracts and its overall expected profitability, potential productivity benefits over time, future wage inflation rates or currency exchange rates (if we fail to accurately hedge our currency exchange rate exposure) or if we fail to complete our contractual obligations within the contracted timeframe, our financial performance, financial condition and cash flows may be negatively affected. See "—If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected".

We may face difficulties in delivering complex projects for our clients that could cause clients to discontinue their work with us, which may have a material adverse impact on our financial performance, financial condition and cash flows.

        We have, over time, been expanding the nature, scope and complexity of our engagements. Our ability to offer a wider breadth of more complex services to our clients depends on our ability to attract new or existing clients to an expanded collection of service offerings. When seeking to obtain engagements for complex projects, we are more likely to compete with large, well-established international firms, many of which have greater resources and market reputation than we do. To compete for these projects, we will likely incur increased sales and marketing costs. Obtaining mandates for more complex projects will require us to establish closer relationships with our clients and develop a more thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors, including our ability to form a team with the necessary proficiency in these new services. We cannot be certain that we will effectively meet client needs at the necessary scale in the required timeframes in connection with these services. For example, if a new program requires us to hire a large number of team members with specific skills in a specific geography, we could face challenges in implementing the program on a client's desired timetable or at all. Our failure to deliver services that meet the requirements specified by our clients could result in termination of client contracts, which could result in us being liable to our clients for significant penalties or damages and negatively impact our reputation. More complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for later stages or may cancel or delay additional planned engagements, which may be the more profitable portions of the overall planned engagement. Such cancellations or delays make it difficult to plan for project resource requirements and inaccuracies in such resource planning and allocation may have a material adverse impact on our financial performance, financial condition and cash flows.

We often face a long selling cycle to secure a new client or a new program with an existing client. If we are not successful in obtaining and efficiently maintaining contractual commitments after the selling cycle our business, financial performance, financial condition and cash flows may be adversely affected.

        We often face a long selling cycle to secure a new client contract or launch a new program for an existing client. When we are successful in obtaining a new engagement, which is generally followed by a long implementation period in which the services are planned in detail and we demonstrate to a client that we can successfully integrate our processes and resources with their operations. During this time a contract is also negotiated and agreed. Before or after entering into a definitive contract with a client, we may run a pilot program that may or may not be successful. There is then a long ramping up period in order to commence providing the services. We typically incur significant business development expenses during the selling cycle and may experience misalignment with the client on the magnitude of investment. Misalignment may occur when the client does not have prior experience with the type and scope of services that we are offering. At the end of this selling cycle, we may not succeed in winning a new client's business due to a variety of factors, including changes in the client's decision to move forward with our services, in which case we receive no revenues and may receive no reimbursement for such expenses. A potential client may choose a competitor or decide to perform the work in-house prior to the time a final contract is signed. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further lengthening the implementation cycle. If we enter into a contract with a client, we will typically receive no revenues until implementation actually begins. If we are not successful in obtaining contractual commitments after the selling cycle, in maintaining contractual commitments after the implementation cycle or in maintaining or reducing the duration of unprofitable initial periods in our contracts, our business, financial performance, financial condition and cash flows may be adversely affected.

        The COVID-19 pandemic has exacerbated the risks and costs described in this section, including, in certain cases, by lengthening the sales cycles for our services. The extent to which the COVID-19 pandemic will continue to impact our sales cycle will depend on numerous evolving factors which we may not be able to accurately predict, including: the duration and scope of the pandemic; the effect on our potential and existing clients and client demand for our services and solutions and the speed and efficiency with which they can engage with our teams during the sales cycle and implementation processes; our ability to sell and provide our services and solutions; the ability of our clients to pay for our services and solutions; and any further closures of our and our clients' offices and facilities.

Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense, and failure to do so may result in an adverse impact on our business and financial results.

        Our business is highly competitive and labor intensive. Our growth prospects, success and ability to meet our clients' expectations and our growth objectives depends on our ability to recruit and retain team members with the right technical skills and/or language capabilities at competitive cost levels. We need to continuously attract and seek new talent, and there is significant competition for professionals with skills necessary to perform the services we offer to our clients. In addition, in some of the geographies we operate there may be a limited pool of potential professionals with the skills we seek. The increased competition for these professionals increases our costs to recruit and retain team members and presents challenges for us in finding team members for our client programs. In particular, we depend on attracting and retaining key sales and account management talent. If we are unable to attract and retain key sales and account management talent, it may reduce our ability to gain new business and maintain existing client relationships.

        Additionally, our failure to provide innovative benefits to our team members could decrease our competitiveness as an employer and adversely impact our ability to attract and retain a skilled workforce. To attract and retain highly-skilled team members, we have had to offer, and believe we will need to continue to offer, differentiated compensation packages, specific to the geography and skill sets of the team members we are seeking to attract and hire. We have also had to incur costs to provide specialized services and amenities to our team members that impact the profitability of our business. We may need to make significant investments to attract and retain new team members and we may not realize sufficient returns on these investments. An increase in the attrition rate among our team members, particularly among our higher skilled workforce, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. From time to time, we have also experienced higher levels of voluntary attrition, and, in those periods, we have been required to expend time and resources to recruit and retain talent, restructure parts of our organization, and train and integrate new team members. If we are not able to effectively attract and retain team members, we may see a decline in our ability to meet our clients' demands, which may impact the demand for our services and we may not be able to innovate or execute quickly on our strategy, and our ability to achieve our strategic objectives will be adversely impacted and our business will be harmed.

        Additionally, evolving technologies, competition and/or client demands may entail high costs associated with retaining and retraining existing team members and/or attracting and training team members with new backgrounds and skills. Changing team member demographics, organizational changes, inadequate organizational structure and staffing, inadequate team member communication, changes in the effectiveness of our leadership, a lack of available career and development opportunities, changes in compensation and benefits, the unavailability of appropriate work processes and tools, client reductions and operational efficiency initiatives may also negatively affect team member morale and engagement, harm our ability to retain acquired talent from our acquisitions, increase team member turnover, increase the cost of talent acquisition and negatively impact service delivery and the customer experience. If we are unable to attract and retain sufficient numbers of highly-skilled professionals, our ability to effectively lead our current projects and develop new business could be jeopardized, and our business, financial performance, financial condition and cash flows could be materially adversely affected.

The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and financial performance.

        Our business depends on maintaining large numbers of team members to service our clients' business needs and on being able to quickly respond to new client programs or new programs for existing clients. As a result, and consistent with our caring culture, we try where possible not to terminate team members in response to temporary declines in demand when existing projects end or when clients terminate services. Moreover, rehiring and retraining team members at a later date could force us to incur additional expenses and we may not be able to do so in a timely manner. Additionally, any termination of our team members could also have a negative impact on our hiring and recruitment efforts and the morale of the remaining team members and involve the incurrence of significant additional costs in the form of severance payments to comply with labor regulations in the various jurisdictions in which we operate, all of which would have an adverse impact on our operating profit margins. Furthermore, we are subject to a variety of legal requirements related to the termination of team members in the countries and cities where we operate. These factors limit our ability to adjust our labor costs for unexpected changes in client demand, which could have a material adverse effect on our business, financial condition and financial performance, particularly if demand for our services fails to meet the levels we anticipate. See "—Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense, and failure to do so may result in an adverse impact on our business and financial results".

Team member wage increases in certain geographies may prevent us from sustaining our competitive advantage and may reduce our profit margin.

        Our most significant costs are the salaries and related benefits of our team members. For example, wage costs in India, the Philippines, Romania and Ireland have historically been significantly lower than wage costs in the United States, Canada and Europe for comparably skilled professionals, which has been one of our competitive advantages. As economic growth increases in the countries where we benefit from lower wage costs, concurrent with increased demand by us and our competitors for skilled employees, wages for comparably skilled employees are increasing at a faster rate than in the United States, Canada and Europe, which may, over time, reduce this competitive advantage. In connection with potential future growth, we may need to increase the levels of team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires. As the scale of our analytics services increases, wages as a percentage of revenues will likely increase as wages are generally higher for team members performing analytics services than for team members performing digital customer experience services. To the extent that we are not able to control or share wage increases with our clients, wage increases may reduce our margins and cash flows. We may not be successful in our attempts to control such costs.

Our policies, procedures and programs to safeguard the health, safety and security of our team members and others may not be adequate.

        As at June 30, 2020 we have almost 50,000 team members working in 20 countries. We have undertaken to implement what we believe to be best practices to safeguard the health, safety and security of our team members, independent contractors, clients and others at our worksites. If these policies, procedures and programs are not adequate, or team members do not receive related adequate training or do not follow these policies, procedures and programs for any reason, the consequences may be harmful to us, which could impair our operations and cause us to incur significant legal liability or fines as well as reputational damage and negatively impact the engagement of our team members. Our insurance may not cover, or may be insufficient to cover, any legal liability or fines that we incur for health, safety or security incidents.

Our senior management team is critical to our continued success and the loss of one or more members of our senior management team could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        Our future success substantially depends on the continued services and performance of the members of our senior management team, and key team members possessing technical and business capabilities, including industry expertise, that are difficult to replace. Specifically, the loss of the services of our executive leadership team, and in particular, Jeffrey Puritt, our Chief Executive Officer, could seriously impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical and industry expertise in the industry in which we operate, and we may not be able to retain these officers or key team members. Although we have entered into employment and non-competition agreements with all of our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers.

        In addition, we currently do not maintain "key person" insurance covering any member of our management team. The loss of any of our key team members, particularly to competitors, could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If more stringent labor laws become applicable to us, if we are subject more employment-related litigation, or if more of our team members unionize, or if our team members strike or cause other labor-related disruptions, our business and financial results may be adversely affected.

        Some of the geographies where we operate have stringent employee-friendly labor legislation, including legislation that sets forth detailed procedures for dispute resolution and employee separations that impose financial obligations on employers. Therefore, in some countries, it may be difficult for us to maintain flexible human resource policies and discharge team members when there is a business need, and our compensation and/or legal expenses may increase significantly. Additionally, in certain of the cities and regions in which we operate, such as California, we are subject to stringent wage and hour requirements, which has exposed us to claims brought by individual team members and team member groups. Although these claims are not individually or in the aggregate material, we expect to be subject to more such claims in the future.

        In addition, some of our team members in certain cities have formed unions and works councils and others may choose to do so in the future. In certain cities, our employees are subject to collective bargaining agreements. In certain countries, we are subject to laws that could require us to establish a co-determined supervisory board which could subject us to significant additional administrative requirements. As a result, we may be required to raise wage levels or grant other benefits that could result in an increase in our compensation expenses or lack of flexibility, or take on increased costs to address administrative requirements, in which case our financial performance and cash flows may be materially and adversely affected.

        Furthermore, strikes by, or labor disputes with, our team members at our delivery centers may adversely affect our ability to conduct business. Work interruptions or stoppages could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We are vulnerable to natural disasters, technical disruptions, pandemics, accidents and other events impacting our facilities that could severely disrupt the normal operation of our business and adversely affect our business, financial performance, financial condition and cash flows.

        Our delivery centers and our data and voice communications, including in Central America, India, Ireland and the Philippines, in particular, may be damaged or disrupted as a result of natural disasters or extreme weather events, including those resulting from or exacerbated by climate change, such as earthquakes, floods, volcano eruptions, heavy rains, winter storms, tsunamis and cyclones; epidemics or pandemics, including the COVID-19 pandemic; technical disruptions and infrastructure breakdowns including damage to, or interruption of, electrical grids, transportation systems, communications systems or telecommunications cables; issues with information technology systems and networks, including computer glitches, software vulnerabilities and electronic viruses or other malicious code; accidents and other events such as fires, floods, failures of fire suppression and detection, heating, ventilation or air conditioning systems or other events, such as protests, riots, labor unrest, security threats and terrorist attacks. Any of these events may lead to the disruption of information systems and telecommunication services for sustained periods and may create delays and inefficiencies in providing services to clients and potentially result in closure of our sites. They also may make it difficult or impossible for team members to reach or work in our business locations. Some locations may not be well-suited to work-from-home approaches to providing client services due to connectivity, infrastructure or other issues. Damage or destruction that interrupts our provision of services could adversely affect our reputation, our relationships with our clients, our leadership team's ability to administer and supervise our business or may cause us to incur substantial additional expenditures to repair or replace damaged equipment or sites. We also may be liable to our clients for disruption in service resulting from such damage or destruction. Our resiliency and disaster recovery plans may not be adequate to provide continuity and reliability of service during disruptions or reduce the duration and impact of service outages sufficiently or at all. While we currently have commercial liability insurance, our insurance coverage may be insufficient or may not provide coverage at all for certain events. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future, or such insurance may become unavailable. Prolonged disruption of our services could also entitle our clients to terminate their contracts with us or require us to pay penalties or damages to our clients. Any of the above factors may materially adversely affect our business, financial performance, financial condition and cash flows.

We may choose to expand our operations to additional countries, which carries significant risks, and we may not be successful in maintaining our current profit margins in, or repatriating cash from, our new locations due to factors beyond our control.

        We have offices and operations in various countries around the world and provide services to clients globally. An important component of our growth strategy is our continuing international expansion, which depends in part on the availability of the resources we require in order to conduct business in new markets. We continuously evaluate additional locations outside of our current operating geographies in which to invest in delivery centers, in order to maintain an appropriate cost structure for our client programs. We cannot predict the availability of qualified workers, monetary and economic conditions or the existence or extent of government support in other countries. Additionally, we may expand into less developed countries that have less political, social or economic stability and more vulnerable infrastructure and legal systems. Although some of these factors will influence our decision to establish operations in another country, there are inherent risks beyond our knowledge and control, including exposure to currency fluctuations, political and economic instability, unexpected changes in regulatory regimes, foreign exchange restrictions and foreign regulatory restrictions. We may also face difficulties integrating new facilities in different countries into our existing operations. One or more of these factors or other factors relating to expanded international operations could affect our ability to repatriate cash, result in increased operating expenses and make it more difficult for us to manage our costs and operations, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation from the public.

        We developed our strategy of future growth based on certain assumptions regarding our industry, future demand in the market for our services and the manner in which we would provide these services, including that the assumption that a significant portion of the services we offer will continue to be delivered through offshore / nearshore facilities. The trend of transitioning key business processes to offshore / nearshore third parties may not continue and could reverse. In addition, we cannot accurately predict the impact that the COVID-19 pandemic might have on our clients' outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from offshore / nearshore outsourcing due to the pressures they face from increased domestic unemployment resulting from the COVID-19 pandemic.

        The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, countries in the Asia-Pacific region and other regions where we have clients. Some countries and special interest groups have expressed a perspective that associates offshore outsourcing with the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not currently a focus of our operations. Some legislative proposals, however, would, for example, require delivery centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-U.S. affiliates or subcontractors, require disclosures of companies' foreign outsourcing practices, or restrict U.S. private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. In addition, changes in laws and regulations concerning the transfer of personal information to other jurisdictions could limit our ability to engage in work that requires us to transfer data in one jurisdiction to another jurisdiction. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the United States, which could in turn have an adverse impact on our business with U.S. clients.

        Similar concerns have also led certain European Union jurisdictions to enact regulations which allow team members who are dismissed as a result of transfer of services, which may include outsourcing to non-European Union companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage European Union companies from outsourcing work offshore and/or could result in increased operating costs for us. In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive customer data, of various companies that use offshore outsourcing.

        Additionally, we may face negative public reaction to increased automation of or reduction in employment positions through the use of artificial intelligence or the other technologies we use to provide our services, which could reduce the demand for many of our digital service offerings. Increased negative public perception by public and private companies and related legislative efforts in economies around the world could have adverse impact on the demand for our services.

Terrorist attacks and other acts of violence, including those involving any of the countries in which we or our clients have operations, could lead to or exacerbate an economic recession and pose significant risks to our team members and facilities.

        Terrorist attacks and other acts of violence or war may adversely affect worldwide financial markets and could potentially lead to, or exacerbate, an economic recession, which could adversely affect our business, financial performance, financial condition and cash flows. These events could adversely affect our clients' levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our team members and to our delivery centers and operations around the world. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars. Any such event could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we are not able to manage our resource utilization levels or price our services appropriately, our business, financial performance, financial condition and cash flows may be adversely affected.

        Our profitability is largely a function of the efficiency with which we use our resources, in particular our team members and our delivery centers, and the pricing that we are able to obtain for our services. Our resource utilization levels are affected by a number of factors, including our ability to attract, train, and retain team members, transition team members from completed projects to new assignments, forecast demand for our services (including potential client reductions in required resources or terminations) and maintain an appropriate number of team members in each of our delivery centers, as well as our need to dedicate resources to team member training and development. The prices we are able to charge for our services are affected by a number of factors, including price competition, our ability to accurately estimate revenues from client engagements, our ability to estimate resources and other costs for long-term pricing, margins and cash flows for long-term contracts, our clients' perceptions of our ability to add value through our services, introduction of new services or products by us or our competitors, and general economic and political conditions. Therefore, if we are unable to appropriately price our services or manage our resource utilization levels, there could be a material adverse effect on our business, financial performance, financial condition and cash flows.

Our operating results may experience significant variability and as a result it may be difficult for us to make accurate financial forecasts and our actual operating results may experience variability, including falling short of our forecasts.

        Our growth has not been, and in the future is not expected to be, linear as our period-to-period results have in the past and may in the future fluctuate due to certain factors, including client demand, a long selling cycle, delays or failures by our clients to provide anticipated business, losses or wins of key clients, variations in team member utilization rates resulting from changes in our clients' operations, delays or difficulties in expanding our delivery centers and infrastructure (including hiring new team members or constructing new delivery centers), capital investment amounts that may be inappropriate if our financial forecasts are inaccurate, changes to our pricing structure or that of our competitors, currency fluctuations, seasonal changes in the operations of our clients, our ability to recruit team members with the right skillset, failure to meet service delivery requirements as a result of technological disruptions, the timing of acquisitions and other events identified in this prospectus, all of which may significantly impact our results and the accuracy of our forecasts from period to period. For example, the volume of business with some of our clients in our Travel and Hospitality vertical is significantly affected by seasonality, with our revenue typically higher in the third and fourth quarters due to spending patterns of our clients with calendar fiscal years.

        Our revenues are also affected by changes in pricing under our contracts at the time of renewal or by pricing under new contracts. In addition, while we seek to forecast the revenue we expect to receive with a client when we enter into a contract, most of our contracts do not commit our clients to provide us with a specific volume of business over a specific period and, therefore, the associated revenue from such a contract could decline, and such forecasts may not prove to be correct. See "—If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected". We are experiencing declines in revenues related to service programs we have with, for example, clients in our Travel and Hospitality vertical due to the COVID-19 pandemic. In addition, our clients are generally able to delay or postpone services for which we have been contracted to provide and, in many cases, terminate existing service contracts with us with limited notice, all of which could adversely impact revenue we expect to generate in any period. The selling cycle for our services and the budget and approval processes of prospective clients make it difficult to predict the timing of for the services we provide to our clients, entering into definitive agreements with new clients. The completion of implementation varies significantly based upon the complexity of the processes being implemented.

        As a result, it may be difficult for us to accurately make financial forecasts and our actual operating results may experience variability, including falling short of our forecasts.

Our inability to manage our rapid growth effectively could have an adverse effect on our business and financial results.

        Since we were founded in 2005, we have experienced rapid growth and significantly expanded our operations. We have delivery centers in 20 countries. The number of our team members has increased significantly over the past several years. We expect to develop and improve our internal systems in the locations where we operate in order to address the anticipated continued growth of our business. We are also continuing to look for delivery locations outside of our current operating geographies to decrease the risks of operating from a limited number of countries. We may not, however, be able to effectively manage our infrastructure and team member expansion, open additional delivery centers or hire additional skilled team members as and when they are required to meet the ongoing needs of our clients and to meet our current growth trajectory, and we may not be able to develop and improve our internal systems. We also need to manage cultural differences between our team member populations and that may increase the risk for employment law claims. Our inability to execute our growth strategy, to ensure the continued adequacy of our current systems or to manage our expansion, capital and other resources effectively could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic.

        The global outbreak of COVID-19 continues to evolve. The COVID-19 pandemic has spread to nearly all countries around the world, including each of the countries where our delivery centers are located, and has created significant uncertainty and disruption. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions as well as closures of the enabling infrastructure necessary for our business to operate smoothly, have resulted, and may in the future result, in restrictions on our ability to fully deliver services to our clients. Such measures present concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, adverse effect on our team members' health, a slowdown and often a stoppage of delivery, work, travel and other activities which are critical for maintaining on-going business activities. Our ability to continue operations effectively during the COVID-19 pandemic is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity, the sustainability of social infrastructure to enable our team members who are working remotely to continue delivering services, and on otherwise adequate conditions for remote-working, all of which are outside of our control. For example, some of the geographies in which our team members work remotely may not be well-suited to work-from-home approaches to providing client services due to connectivity or other issues with the local infrastructure. The effects of the pandemic have caused our clients to defer decision making, delay planned work, reduce volumes or seek to terminate current agreements with us. Additionally, a number of our clients in our Travel and Hospitality vertical have been and may in the future be negatively impacted as a result of the pandemic and the corresponding reduction in demand for their services may negatively affect the revenue we will be generating from those clients. As a result of the COVID-19 pandemic, we have had to temporarily close a number of our sites in accordance with government ordinances applicable in the various jurisdictions in which we operate. Closures of sites for such extended periods of time may impact our ability to retain and attract talent, which may have negative impacts on our human resources costs and our profitability.

        Given the uncertainty around the severity and duration of the impact of the COVID-19 pandemic on our clients' businesses and the countries and communities in which we operate, including the possible resurgence of infection rates, spread to communities previously not significantly affected and the changes in the mitigation and protective measures used to combat COVID-19, we cannot reasonably estimate its impact on our future business, financial performance, financial condition and cash flows.

        Following guidance from local public health authorities in the countries in which we operate, we have taken various measures to help reduce the spread of the virus and maintain the health and safety of our workforce, including, but not limited to, implementing remote-working arrangements and restricting access to sites and implementing other measures to help maintain the safety of our workforce, which allows us to carry out operations. We have currently transitioned approximately 90% of our team members to work-from-home. For team members who continue to work on TELUS International premises, we have introduced comprehensive safety practices, including, but not limited to, distributing masks and sanitizers, hourly site sanitization in high traffic areas, thermal screening and daily health questionnaires, discontinued multiple use of workstations and equipment and imposed restrictions on access and movement within our sites to enhance social distancing. The effects of these policies may negatively impact productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations and on how such measures will affect our ability to conduct our business in the ordinary course. Some of these measures have required us to provide services and operate client processes in a remote environment that is not directly supervised, and while this has been acknowledged by our clients, such alternative operating models may affect the quality of service we are able to provide to our clients. Evolving interpretations of compliance and audit requirements may alter our profitability for clients that utilize flexible work models from home or remote environments. See "—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients".

        International and domestic travel bans imposed as emergency measures by governments, our reduced ability to hire new team members, disruptions to our supply chain, lockdowns in geographies where clients are located and temporary closures of our delivery centers have impaired, and may continue to impair, our ability to generate new business or expand our relationships with existing clients and hence may have a negative impact on our growth, financial condition, results and the future price of our shares. Further, although we have not experienced significant issues with our managerial and financial reporting to date as a result of a restriction on travel or otherwise, in the future we may suffer delays in managerial and financial reporting, be unable to perform audits and apply effective internal controls over financial reporting, or fail to abide by other regulatory or compliance requirements to which we are subject as a result of the effects of the COVID-19 pandemic.

        The increase in remote working may also result in client privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues. An at-home workforce introduces increased risks to satisfying our contractual obligations and maintaining the security and privacy of the data we process.

        To the extent the COVID-19 pandemic adversely affects our business, financial condition, financial performance and cash flows, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide our solutions and run our business and any loss of the right to use, disruption of supply of, or failures of third-party hardware, software or services could have an adverse effect on our business, financial performance, financial condition and cash flows.

        We rely on computer hardware, purchased or leased, and software licensed from, and services rendered by, third parties in order to provide our solutions and run our business. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Licenses for such third-party technologies may be terminated or not renewed, and we may be unable to license such third-party technologies in the future. Any loss of the right to use or any failures of third-party hardware, software or services could result in delays in our ability to provide our solutions or run our business until equivalent hardware, software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

        We also rely on third-party suppliers to provide equipment and components necessary for our operations. Reliance on such third-party suppliers reduces our control over delivery schedules and quality of equipment and our international third-party suppliers may be subject to adverse economic conditions, all of which may ultimately impact our operations and our ability to effectively deliver services to our clients.

        Further, clients could assert claims against us in connection with service disruption and/or cease conducting business with us altogether as result of problems with the hardware we use to deliver services. Even if not successful, a claim brought against us by any of our clients would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

We rely upon third-party providers of "cloud" computing services to operate certain aspects of our services and any disruption of or interference with our use of these cloud providers or increase in cost of their services could adversely impact our business, financial performance, financial condition and cash flows.

        We rely on a limited number of cloud computing providers for a distributed computing infrastructure platform for our business operations, or what is commonly referred to as a "cloud" computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by these providers. Degradation or disruption of, interference with, or loss of our use of such cloud services may adversely impact our provision of services, and consequently, such events may adversely affect our revenues, reputation, our relationships with our clients, our leadership team's ability to administer and supervise our business or may cause us to incur substantial additional expenditure to repair or replace damaged equipment or sites. We may also be liable to our clients for such disruptions in services. Prolonged disruption of our services could also entitle our clients to terminate their contracts with us or require us to pay penalties or damages to our clients. As a result of our reliance on these providers, including the complexity that a switch from one cloud provider to another would involve, increases in costs for these services may significantly increase our costs of operations. Additionally, certain of these vendors provide services to us pursuant so such vendors' contracts with TELUS, and as a result, such services may be subject to interruptions due to factors beyond our control, or may be renegotiated from time to time without our participation on terms we cannot control. Any disruption of or interference with our use of these cloud providers or material changes in the price for such services would adversely impact our operations and our business, financial performance, financial condition and cash flows may be adversely impacted.

We or our vendors may disrupt our clients' operations as a result of telecommunications or technology downtime or interruptions, which would have a negative impact on our revenues or reputation and cause us to lose clients.

        Our dependence on our offshore / nearshore delivery centers to deliver services requires us to maintain active voice and data communications and transmission among our delivery centers, our international technology hubs and our clients' offices. Although we maintain redundant facilities and communications links and have business continuity plans in place, disruptions could result from, among other things, technical breakdowns, faulty systems or software, computer glitches, viruses and other malicious software, weather conditions, global pandemics and geopolitical instability. Further, our business continuity plans may not be entirely successful in mitigating the effects of such events. A prolonged interruption, or frequent or persistent interruptions, in the availability of our services could disrupt our clients' operations and materially harm our reputation and business, especially if we are not able to rapidly transition to an alternative service delivery model using a different delivery center or a different client service team. We also depend on certain significant vendors for facility storage and related maintenance of our main technology equipment and data at those technology hubs, as well as for some of the third-party technology and platforms we sometimes use to deliver our services. Any failure by these vendors to perform those services, any temporary or permanent loss of our equipment or systems, or any disruptions to basic infrastructure like power and telecommunications could impede our ability to provide services to our clients, have a negative impact on our revenues or reputation and cause us to lose clients, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks, all of which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        A key part of our business strategy is to continue to selectively consider acquisitions or investments, some of which may be material. Through the acquisitions we pursue, we may seek opportunities to expand the scope of our existing services, add new clients or enter new geographic markets. There can be no assurance that we will successfully identify suitable candidates in the future for strategic transactions at acceptable prices or at all, have sufficient capital resources to finance potential acquisitions or be able to consummate any desired transactions. Our failure to complete potential acquisitions in which we have invested or may invest significant time and resources could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        Acquisitions, including completed acquisitions, involve a number of risks, including diversion of management's attention from operating our business, developing our relationships with key clients and seeking new revenue opportunities, failure to retain key personnel of acquired companies, legal risks and liabilities relating to the acquisition or the acquired entity's historic operations which may be unknown or undisclosed and for which we may not be indemnified fully or at all, failure to integrate the acquisition in a timely manner, and, in the case of our potential acquisitions, our ability to finance the acquisitions on attractive terms or at all, any of which could have a material adverse effect on our business, financial performance, financial condition and cash flows. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities.

        We could also experience financial or other setbacks if transactions encounter unanticipated problems, including problems related to execution, integration or underperformance relative to prior expectations. Post-acquisition activities include the review and alignment of employee cultures, accounting policies, treasury policies, corporate policies such as ethics and privacy policies, employee transfers and moves, information systems integration, optimization of service offerings and the establishment of control over new operations. Such activities may not be conducted efficiently and effectively. Our management may not be able to successfully integrate any future acquired business into our operations and culture on our anticipated timeline or at all, or maintain our standards, controls and policies, which could negatively impact the experience of our clients, optimization of our service offerings and control over operations and otherwise have a material adverse effect on our business, financial performance, financial condition and cash flows. Consequently, any acquisition we complete may not result in anticipated or long-term benefits or synergies to us or we may not be able to further develop the acquired business in the manner we anticipated.

        Following the completion of acquisitions, we may be required to rely on the seller to provide administrative and other support, including financial reporting and internal controls over financial reporting, and other transition services to the acquired business for a period of time. We may not have experience in working with the sellers of the business we have acquired to obtain the necessary support to operate a newly acquired business. There can be no assurance that the seller will do so in a manner that is acceptable to us.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business.

        From time to time, we may seek additional financing to fund our growth, enhance our technology, respond to competitive pressures or make acquisitions or other investments. We cannot predict the timing or amount of any such capital requirements at this time. General economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, which, in each case, may have a material adverse effect on our cash flows and our business, leading us to seek additional capital. We may be unable to obtain financing on satisfactory terms, or at all. In this case, we may be unable to expand our business at the rate desired or at all and our financial performance may suffer. Financing through issuances of equity securities would be dilutive to holders of our shares.

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our financial performance, financial condition and cash flows could be adversely affected.

        Our business depends on our ability to successfully obtain payment from our clients for work performed and to bill and collect on what are usually relatively short cycles. We evaluate the financial condition of our clients and maintain allowances against receivables. We might not accurately assess the creditworthiness of our clients. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. Macroeconomic conditions, such as any domestic or global credit crisis or disruption of the global financial system, including as a result of the COVID-19 pandemic, could also result in financial difficulties for our clients, up to and including insolvency or bankruptcy, as well as limit their access to the credit markets and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. We have had clients in the past who have entered into insolvency proceedings and have defaulted on their obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments, including delivering on the service level our clients expect, and bill and collect our contracted revenues. If our client is not satisfied with our services or we are otherwise unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our financial performance, financial condition and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

As a result of becoming a public company in the United States, we will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act. We have identified a material weakness in our internal control over financial reporting.

        As a foreign private issuer listed on the                        , we will incur legal, accounting and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the                                    listing requirements and other applicable securities rules and regulations, as well as the Foreign Corrupt Practices Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. The Exchange Act requires that, as a public company, we file or furnish annual and certain other reports with respect to our business, financial condition and result of operations.

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Effective internal controls, together with adequate disclosure controls and procedures, are designed to prevent or detect material misstatement due to fraud or error and to provide reasonable assurance as to the reliability of financial reporting. Deficiencies in our internal controls may adversely affect our management's ability to record, process, summarize, and report financial data on a timely basis. As a public company, we will be required by Section 404 of the Sarbanes-Oxley Act and applicable Canadian securities laws, including National Instrument 52-109—Certification of Disclosure in Issuers' Annual and Interim Filings, to include a report of management's assessment on our internal control over financial reporting and, beginning with our annual report for the year ending December 31,            , an independent auditor's attestation report on our internal control over financial reporting in our annual reports on Form 20-F or Form 40-F, subject to certain exceptions. Compliance with Section 404 will significantly increase our compliance costs and management's attention may be diverted from other business concerns, which could adversely affect our financial performance. We may need to hire more team members in the future or engage outside consultants to comply with these requirements, which would further increase expenses. If we fail to comply with the applicable requirements of the Sarbanes-Oxley Act in the required timeframe, we may be subject to sanctions, investigations or other enforcement actions by regulatory authorities, including the SEC and the .

        Prior to this offering, similar to other private companies, neither we nor our independent registered public accounting firm were required to deliver an opinion on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm's audit for the years ended December 31, 2017, 2018 and 2019 included assessments of internal control over financial reporting as a basis for designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. We have identified material weaknesses in our internal control over financial reporting as at December 31, 2019. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. Specifically, the material weaknesses relate to the ineffective design of controls relating to the review and approval of revenue recognition and journal entries at our less significant subsidiaries and the related ineffective design of risk assessment procedures, deployment of control activities, and monitoring of internal control over financial reporting at these subsidiaries. We have taken steps to address these material weaknesses and continue to implement our remediation plan. The implementation of our remediation plan may be time consuming and may place significant demands on our financial and operational resources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting". We cannot assure you, however, that these remediation measures will fully address the material weaknesses in our internal control over financial reporting or that that we will conclude that the material weaknesses have been fully remediated. Additionally, we cannot assure you that we will not identify a material weakness or significant deficiency in the future. If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report on our operating results or financial condition, which could adversely affect investor confidence in our company and the market price of our subordinate voting shares.

We may not be able to realize the entire book value of goodwill and other intangible assets from acquisitions.

        Our carrying value of goodwill is periodically tested for impairment on an annual basis. We assess our goodwill by comparing the recoverable amounts of our business to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying value of the assets on a pro-rated basis. In the event that the carrying amount of goodwill is impaired, any such impairment would be charged to earnings in the period of impairment. Since this involves use of critical accounting policies and estimates, we cannot assure that future impairment of goodwill will not have a material adverse effect on our financial performance.

We may incur liabilities for which we are not insured, and may suffer reputational damage in connection with certain claims against us.

        We could be sued directly for claims that could be significant, such as claims related to breaches of privacy or network security, infringement of intellectual property rights, violation of wage and hour laws, or systemic discrimination, and our contracts may not fully limit or insulate us from those liabilities. Additionally, in our contracts with our clients, we indemnify our clients for losses they may incur for our failure to deliver services pursuant to the terms of service set forth in such service contracts, and a limited number of our service contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with the provision of our services. Although we have various insurance coverage plans in place, including coverage for general liability, errors or omissions, property damage or loss and information security and privacy liability, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more claims. The policies may also have exclusions which would limit our ability to recover under them, the limits under the policy may be insufficient, or our insurers may deny coverage following their investigation of a claim. Currently we do not have insurance in place for certain types of claims, such as patent infringement, violation of wage and hour laws, failure to provide equal pay in the United States and our indemnification obligations to our clients based on employment law, because it is either not available or is not economically feasible. The successful assertion of one or more large claims against us that are excluded from our insurance coverage or exceed available insurance coverage, or changes in our insurance policies (including premium increases, the imposition of large deductible or co-insurance requirements, changes in terms and conditions or outright cancellation or non-renewal of coverage), could have a material adverse effect on our business, financial performance, financial condition and cash flows. Furthermore, the assertion of such claims, whether or not successful, could cause us to incur reputational damage, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may not be able to comply with the covenants in our credit agreement, service our debt or obtain additional financing on competitive terms, which could result in a default of our credit agreement.

        Our credit agreement contains various restrictive covenants. Our ability to comply with the restrictive covenants in our credit agreement, including the net debt to EBITDA ratio covenant will depend upon our future performance and various other factors, including but not limited to the impacts of the COVID-19 pandemic on our business, financial performance, financial condition and cash flows, any prolonged recessionary economic environment that may develop and competitive factors, many of which are beyond our control. The credit agreement also contains covenants related to our relationship with TELUS, which are not in our control. We may not be able to maintain compliance with all of these covenants. In that event, we may not be able to access the borrowing availability under our credit agreement and we may need to seek an amendment to our credit agreement or would need to refinance our indebtedness. There can be no assurance that we can obtain future amendments of or waivers under our existing and any future credit agreements and instruments, or refinance borrowings under our credit agreement, and, even if we were able to obtain an amendment or waiver in the future, such relief may only last for a limited period. Any noncompliance by us with the covenants under our credit agreement could result in an event of default thereunder, which may allow the lenders to accelerate payment of the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our creditors accelerate the repayment of our indebtedness, we cannot assure you that we would have sufficient assets to make such repayment

        Our cash flow from operations will provide the primary source of funds for our debt service payments. If our cash flow from operations declines, we may not be able to service or refinance our current debt, which could adversely affect our business and financial condition. Our credit facility exposes us to changes in interest rates. We currently hedge a portion of our variable rate interest exposure but such hedging activities may not be successful in mitigating the risk of increasing interest rates, which may increase our debt service payments.

In preparing our financial statements, we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results.

        In preparing our financial statements, we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results. We make assumptions, judgments and estimates for a number of items, including those listed in the section "Management's Discussion and Analysis of Financial

Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Critical Accounting Policies and Estimates". These assumptions, judgments and estimates are drawn from historical experience and various other factors that we believe are reasonable under the circumstances as at the date of the consolidated financial statements. Actual results could differ materially from our estimates, and such differences could significantly impact our financial results.

Fluctuations in foreign currency exchange rates could harm our financial performance.

        Our functional currency is the U.S. dollar, but we also generate revenue and incur expenses in other currencies, including the euro, the Philippine peso and the Canadian dollar. As we expand our operations to new countries, our exposure to fluctuations in these currencies may increase and we may incur expenses in other currencies. There may be fluctuations in currency exchange rates between the U.S. dollar and other currencies we transact in which may adversely impact our financial results. In addition, the impact of the COVID-19 pandemic on macroeconomic conditions may impact the proper functioning of financial and capital markets and result in unpredictable fluctuations in foreign currency exchange rates.

        Our financial performance could be adversely affected over time by certain movements in exchange rates, particularly if currencies in which we incur expenses appreciate against the U.S. dollar or if the currencies in which we receive revenues depreciate against the U.S. dollar. Although we take steps to hedge a portion of our foreign currency exposures, there is no assurance that our hedging strategy will be successful or that the hedging markets will have sufficient liquidity or depth for us to implement our strategy in a cost-effective manner. In addition, in some countries such as India and China, we are subject to legal restrictions on hedging activities, as well as convertibility of currencies, which could limit our ability to use cash generated in one country to invest in another country and could limit our ability to hedge our exposures. Finally, our hedging policies only provide near term protection from exchange rate fluctuations. If currencies in which we incur expenses appreciate against the U.S. dollar, we may have to consider additional means of maintaining profitability, including by increasing pricing or reducing costs, which may or may not be achievable.

Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits.

        TELUS International operates in various jurisdictions including Austria, Bosnia and Herzegovina, Bulgaria, Canada, China, El Salvador, France, Germany, Guatemala, India, Ireland, Latvia, the Philippines, Poland, Romania, Slovakia, Spain, Switzerland, Turkey and the United States, which increases our exposures to multiple forms of taxation. Our tax expense and cash tax liability in the future could be adversely affected by various factors, including, but not limited to, changes in tax laws (including tax rates), regulations, accounting principles or interpretations, the potential adverse outcome of tax examinations and international tax complexity and compliance. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense.

        Our subsidiaries file tax returns and pay taxes in the various jurisdictions in which they are resident and carry on their business activities. Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to successfully argue that any of our subsidiaries is resident in, or carries on business in, a country that is different from any jurisdiction in which it files its tax returns and pays taxes.

        Certain cross-border payments may be subject to withholding taxes in the jurisdiction of the payer. Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to successfully argue that any cross-border payments by our subsidiaries are subject to withholding tax in a manner or at a rate that is different from any amounts actually withheld in respect of any applicable withholding taxes. In addition, our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to dispute the quantum and timing of any deduction related to any cross-border payment.

        Certain of our delivery centers in India, which were established in Special Economic Zones ("SEZ"), are eligible for tax incentives until 2024. These delivery centers are eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to 10 years thereafter if certain conditions are met. Minimum tax is paid on income subject to the SEZ incentives which generates credits that can be carried forward for 15 years to be applied against taxes payable on regular income. Additionally, there were new delivery centers established during the fiscal year ended March 31, 2019 which are eligible for tax incentives until 2034. While the SEZ incentive program for new facilities was terminated effective March 31, 2020, we anticipate establishing additional delivery centers in existing SEZs in the future that should be eligible for the same incentives.

        As our SEZ legislation benefits are being phased out, our Indian tax expense may materially increase and our after-tax profitability may be materially reduced, unless we can obtain comparable benefits under new legislation or otherwise reduce our tax liability. Minimum taxes imposed on the exempt income may increase our tax expense in future years if the minimum tax credits cannot be fully utilized during the carryover period.

        We also benefit from corporate tax incentives for our Philippine delivery centers. These incentives are administered by the Philippine Economic Zone Authority ("PEZA") and initially provide a four-year tax holiday for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The PEZA incentive regime yields an average effective tax rate of less than 10% of pre-tax income with the rate determined by how many of the PEZA registered locations were in the exemption period during the year. The proposed Corporate Recovery and Tax Incentives for Enterprises (CREATE) Act released in May 2020 contains modifications to existing tax incentive programs with a proposal to increase the 5% tax on gross profit to 10% by 2023. Failure to qualify for favorable tax regimes in the Philippines (including as a result of their repeal) could result in income generated from centers in the Philippines being taxed at the prevailing annual tax rate (which is proposed, under CREATE, to be reduced from 30% to 25% effective immediately, and ultimately to 20% by 2027).

        Our operations in El Salvador benefit from a favorable tax exemption. Failure to qualify for the favorable tax regime in El Salvador (including as a result of its repeal) could result in income generated from centers in El Salvador being taxed at the prevailing annual tax rate of 30%.

        Our operations in the United States may be subject to the Base Erosion and Anti-Abuse Tax ("BEAT") starting in 2021. The BEAT operates as a minimum tax (10% for taxable years before 2026 and 12.5% thereafter) and is generally calculated as a percentage of the "modified taxable income" of an "applicable taxpayer". The BEAT applies for a taxable year only to the extent it exceeds a taxpayer's regular corporate income tax liability for such year (determined without regard to certain tax credits). Certain subsidiaries organized in the United States are expected to become "applicable taxpayers" in 2021 so they may incur a BEAT tax liability. In addition, the Internal Revenue Service ("IRS") could disagree with our calculation of the amount of the BEAT tax liability or otherwise assert we owe additional tax. If our subsidiaries in the United States are subject to the BEAT, it could significantly increase their tax liability.

        As a result of the foregoing, our overall effective tax rate may increase in future years and such increase may be material and may impact on our business, financial performance, financial condition and cash flows.

If tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions, our tax liability may increase.

        We have cross-border transactions among our subsidiaries in relation to various aspects of our business, including operations, financing, marketing, sales and delivery functions. Canadian transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm's-length terms and conditions. We view the transactions entered into by our subsidiaries to be in accordance with the relevant transfer pricing laws and regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and assets that the terms and conditions of such transactions are not on arm's length terms and conditions, or that other income of our affiliates should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our financial performance, effective tax rate and financial condition.

Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

        The Government of Canada or other jurisdictions where we have a presence could enact new tax legislation which could have a material adverse effect on our business, financial performance, financial condition and cash flows. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing bilateral tax treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase.

        Certain income of our non-Canadian subsidiaries that is passive in nature or that has a particular connection to Canada may be taxable in Canada under the "foreign affiliate property income" ("FAPI") regime in the Income Tax Act (Canada). Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if the Canadian tax authorities were to successfully dispute the quantum of any FAPI earned by our non-Canadian subsidiaries, thereby adversely affecting our business, financial performance, financial condition and cash flows.

We and our clients are subject to laws and regulations globally, which increases the difficulty of compliance and may involve significant costs and risks. Any failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        The jurisdictions where we operate, as well as our contracts, require us to comply with or facilitate our clients' compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. These laws and regulations relate to a number of aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, and employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Our clients are located around the world, and the laws and regulations that apply include, among others, U.S. federal laws and regulations such as the Fair Credit Reporting Act, Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act ("HIPAA"), the Health Information Technology for Economic and Clinical Health Act, Telephone Consumer Protection Act, Telemarketing Sales Rule, state laws on third-party administration services, utilization review services, data privacy and protection telemarketing services or state laws on debt collection in the U.S., collectively enforced by numerous federal and state government agencies and attorneys general, as well as similar consumer protection laws in other countries in which our clients' customers are based. Failure to perform our services in a manner that complies with any such requirements could result in breaches of contracts with our clients. The application of these laws and regulations to our clients is often unclear and may at times conflict. The global nature of our operations increases the difficulty of compliance. For example, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us or our clients, including Canada's Corruption of Foreign Public Officials Act and the United States Foreign Corrupt Practices Act. We cannot provide assurance that our clients will not take actions in violation of our internal policies or Canadian or United States laws. Compliance with these laws and regulations may further be challenged by the remote-working environment caused by the COVID-19 pandemic. For example, payment card industry and HIPAA guidance is evolving in light of the increase in remote-working conditions globally, and thus there exists uncertainty over the additional cost and ability to comply with such evolving standards. Compliance with these laws and regulations may involve significant costs, consume significant time and resources or require changes in our business practices that result in reduced revenue and profitability. We may also face burdensome and expensive governmental investigations or enforcement actions, regarding our compliance, including be subject to significant fines. Non-compliance could also result in fines, damages, criminal sanctions against us, our officers or our team members, prohibitions on the conduct of our business, and damage to our reputation, restrictions on our ability to process information, allegations by our clients that we have not performed our contractual obligations or other unintended consequences. In addition, we are required under various laws to obtain and maintain accreditations, permits and/or licenses for the conduct of our business in all jurisdictions in which we have operations and, in some cases, where our clients receive our services, including the United States, Canada and Europe. If we do not maintain our accreditations, licenses or other qualifications to provide our services or if we do not adapt to changes in legislation or regulation, we may have to cease operations in the relevant jurisdictions and may not be able to provide services to existing clients or be able to attract new clients. Our failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We are subject to economic, political and other risks of doing business globally and in emerging markets.

        We are a global business with a substantial majority of our assets and operations located outside Canada and the United States. In addition, our business strategies may involve expanding or developing our business in emerging market regions, including Europe and Asia-Pacific. Due to the international nature of our business, we are exposed to various risks of international operations, including:

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  adverse trade policies or trade barriers;

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  inflation, hyperinflation and adverse economic effects resulting from governmental attempts to control inflation, such as the imposition of wage and price controls and higher interest rates;

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  difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions;

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  exchange controls or other currency restrictions and limitations on the movement of funds, such as on the remittance of dividends by subsidiaries;

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  inadequate infrastructure and logistics challenges;

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  sovereign risk and the risk of government intervention, including through expropriation, or regulation of the economy;

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  challenges in maintaining an effective internal control environment with operations in multiple international locations, including language and cultural differences, expertise in international locations and multiple financial information systems;

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  concerns relating to the protection and security of our personnel and assets; and

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  labor disruptions, civil unrest, significant political instability, wars or other armed conflict.

        These risks may impede our strategy by limiting the countries and regions in which we are able to expand. The impacts of these risks may also only materialize after we have begun preparations and made investments to provide services in this new country or region. The exposure to these risks may require us to incur additional costs to mitigate the impact of these risks on our business.

        Additionally, there continues to be a great deal of uncertainty regarding U.S. and global trade policies for companies with multinational operations like ours. In recent years, there has been an increase in populism and nationalism in various countries around the world and consequently historical free trade principles are being challenged. For example, the U.S. government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. As we continue to operate our business globally, our success will depend, in part, on the nature and extent of any such changes and how well we are able to anticipate, respond to and effectively manage any such changes.

        Finally, international trade and political disputes can adversely affect the operations of multinational corporations like ours by limiting or disrupting trade and business activity between countries or regions. For example, we may be required to limit or halt operations, terminate client relationships or forego profitable client opportunities in countries which may in the future be subject to sanctions or other restrictions on business activity by corporations such as ours, by U.S. or Canadian legislation, executive order or otherwise. Some of our clients have been targeted by and may in the future be subject to such sanctions. Additionally, failure to resolve the trade dispute between the countries may also lead to unexpected operating difficulties in certain countries, including enhanced regulatory scrutiny, greater difficulty transferring funds, or negative currency impacts.

        All the foregoing could have a material adverse effect on our business, financial performance, financial condition and prospects.

Some of our contractual arrangements with our clients require us to deliver a minimum quality of service, and our failure to meet those quality standards could adversely impact our business or subject us to liability or penalties.

        Most of our agreements with clients contain service level and performance requirements, including requirements relating to the quality of our services. The services we provide are often critical to our clients' businesses, and any failure to consistently provide those services in accordance with contractual specifications, whether as a result of errors made by our team members or otherwise, could disrupt the client's business and result in harm to our reputation, reduction of likelihood that our clients recommend us to others, an obligation for us to pay penalties to the client under the contract, a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure. In addition, lockdowns and other measures imposed by governments around the world, as well as other resulting impacts of the COVID-19 pandemic, may result in our temporary inability to meet the service level and performance requirements of our clients. If we fail to meet our contractual obligations or otherwise breach obligations to our clients or vendors, we could be subject to legal liability.

        We may enter into non-standard agreements because we perceive an important economic opportunity by doing so or because our personnel did not adequately adhere to our guidelines for the entry into contracts with new or existing clients. In addition, with respect to our client contracts, the contracting practices of our competitors may cause contract terms and conditions that are unfavorable to us to become standard in the marketplace. If we cannot or do not perform our obligations with clients or vendors, we could face legal liability and our contracts might not always protect us adequately through limitations on the scope and/or amount of our potential liability. If we cannot, or do not, meet our contractual obligations to provide solutions and services to clients, and if our exposure is not adequately limited through the enforceable terms of our agreements, we might face significant legal liability and our business, financial performance, financial condition and cash flows could be materially and adversely affected. Similarly, if we cannot, or do not, meet our contractual obligations with vendors, such as licensors, the vendors may have the right to terminate the contract, in which case we may not be able to provide clients solutions and services dependent on the products or services provided to us by such contracts.

The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients.

        We are typically required to process, and sometimes collect and/or store sensitive data, including, but not limited to, personal data regulated by the General Data Protection Regulation ("GDPR"), The Personal Information Protection and Electronic Documents Act, California Consumer Privacy Act ("CCPA"), the California Invasion of Privacy Act, Personal Data Protection Bill of 2018, and the Data Privacy Act of 2012, of our clients' end customers in connection with our services, including names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. As a result, we are subject to various data protection laws and regulations (as described above), and other industry-specific regulations and privacy laws and standards in the countries in which we operate, including the GDPR, the CCPA, the HIPAA, the Health Information Technology for Economic and Clinical Health Act and the Payment Card Industry Data Security Standard, and the failure to comply with such laws could result in significant fines and penalties. The legislative and regulatory frameworks for privacy issues is constantly evolving in many countries where we operate and are likely to remain uncertain and dynamic for the foreseeable future. Legislators and regulators in numerous jurisdictions are increasingly adopting new privacy, information security and data protection guidance, laws and regulations, and compliance with current or future privacy, information security and data protection laws and regulations could result in higher compliance, technology or operating costs. The interpretation and application of such laws is often unclear or unsettled, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices, which may require changes to the features of our company's platform or prohibit certain of our operations in certain jurisdictions. In addition, certain jurisdictions have adopted laws and regulations that restrict the transfer of data belonging to residents outside of their country. These laws and regulations could limit our ability to transfer such data to the locations in which we conduct operations, which would place limitations on our ability to operate our business.

        Many jurisdictions, including all U.S. states, have enacted laws requiring companies to notify individuals and authorities of security breaches involving certain types of personal information. In addition, our agreements with our clients may obligate us to investigate and notify our clients of, and provide cooperation to our clients with respect to, such breaches. Many of our agreements with our clients do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential. A failure to comply with these notification requirements could expose us to liability.

        In the European Union, the GDPR went into effect in May 2018. The GDPR supersedes European Union member states' national protection laws and imposes privacy and data security compliance obligations and increased penalties for noncompliance. In particular, the GDPR has introduced numerous privacy-related changes for companies operating within and outside the European Union, including greater control for, and rights granted to, data subjects, increased data portability for European Union consumers, data breach notification requirements, restrictions on automated decision-making and increased fines. GDPR enforcement has begun, and companies have faced fines for violations of certain provisions. Fines can reach as high as 4% of a company's annual total revenue, potentially including the revenue of a company's international affiliates. Additionally, foreign governments outside of the European Union are also taking steps to fortify their data privacy laws and regulations. For example, Brazil, India, the Philippines as well as some countries in Central America and Asia-Pacific and some U.S. states, have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. The GDPR and the introduction of similar legislation in other jurisdictions increases the cost of regulatory compliance and increases the risk of non-compliance therewith, which could have an adverse effect on our business, financial performance, financial condition and cash flows.

        Although our network security and the authentication of our customer credentials are designed to protect against unauthorized disclosure, alteration and destruction of, and access to, data on our networks and, it is impossible for such security measures to be perfectly effective. There can be no assurance that such measures will function as expected or will be sufficient to protect our network infrastructure against certain attacks, and there can be no assurance that such measures will successfully prevent or mitigate service interruptions or further security incidents. All network infrastructure is vulnerable to rapidly evolving cyber-attacks, and our user data and corporate systems and security measures may be breached due to the actions of outside parties (including malicious cyberattacks), team member error, malfeasance, internal bad actors, a combination of these, or otherwise. A breach may allow an unauthorized party to obtain access to or exfiltrate our data or our users' or clients' data. Additionally, outside parties may attempt to fraudulently induce team members, users or clients to install malicious software, disclose sensitive information or access credentials, or take other actions that may provide access to our data or our users' or clients' data. Because modern networking and computing environments are increasing in complexity and techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, increase in sophistication over time or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs (or a breach of a client's security that can be attributed to our fault or is perceived to be our fault), the market perception of the effectiveness of our security measures could be harmed and we could lose users and clients. Security breaches also expose us to a risk of loss of this information, class action or other litigation brought both by clients, and by individuals whose information was compromised, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

        While we believe our team members undergo appropriate training, if any person, including any of our team members, negligently disregards or intentionally breaches controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, or if unauthorized access to or disclosure of data in our possession or control occurs, we could be subject to significant liability to our clients or our clients' customers for breaching contractual confidentiality and security provisions or for permitting access to personal information subject to privacy laws, as well as liability and penalties in connection with any violation of applicable privacy laws or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or team member data, whether through breach of computer systems, systems failure, team member negligence, fraud or misappropriation, or otherwise, could damage our reputation and cause us to lose clients and result in liability to individuals whose information was compromised. Similarly, unauthorized access to or through our information systems and networks or those we develop or manage for our clients, whether by our team members or third parties, could result in negative publicity, damage to our reputation, loss of clients or business, class action or other litigation, costly regulatory investigations and other potential liability.

        Additionally, remote-working solutions deployed during the COVID-19 pandemic could result in heightened confidentiality risks on account of services being delivered in a physically unsupervised environment and via computer systems and networks outside of our control and management. If any person, including any of our team members, intentionally or inadvertently penetrates our perimeter or internal network security, computing infrastructure or otherwise mismanages or misappropriates sensitive data, or discloses or distributes any such data in an unauthorized manner, we could be subject to significant liability and class action or other lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws, or investigations and penalties from regulators. Under some of our client contracts, we have from time-to-time agreed to pay for the costs of remediation or notice to end users or credit monitoring, as well as other costs.

        In addition, certain third parties to whom we outsource certain of our services or functions, or with whom we interface, store our information assets or our clients' confidential information, as well as those third parties' providers, are also subject to the risks outlined above. Although we generally require our vendors to hold sufficient liability insurance and provide indemnification for any liability resulting from the vendor's breach of the services agreement, a breach or attack affecting these third parties, any delays in our awareness of the occurrence of such breach or attack, and our or third parties' inability to promptly remedy such a breach or attack, could also harm our reputation, business, financial performance, financial condition and cash flows, and could subject us to liability for damages to our clients and their customers. Failure to select third parties that have robust cybersecurity and privacy capabilities may also jeopardize our ability to attract new clients, who may factor their assessment of risks associated with such third parties in their decision.

        Cyber-attacks penetrating the network security of our data centers or any unauthorized disclosure or access to confidential information and data of our clients or their end customers could also have a negative impact on our reputation and client confidence, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our team members, contractors, consultants or other associated parties may behave in contravention of our internal policies or laws and regulations applicable to us, or otherwise act unethically or illegally, which could harm our reputation or subject us to liability.

        We have implemented and expect to implement a number of internal policies, including a code of ethics and conduct and policies related to security, privacy, respectful behavior in the workplace, anti-bribery and anti-corruption, security, localized labor and employment regulations, health and safety and securities trading in order to promote and enforce ethical conduct and compliance with laws and regulations applicable to us. Compliance with these policies requires awareness and understanding of the policies and any changes therein by the parties to whom they apply. We may fail to effectively or timely communicate internal policies or changes therein to our team members, contractors, consultants or other associates, and such persons may otherwise fail to follow our policies for reasons beyond our control. We are exposed to the risk that our team members, independent contractors, consultants or other associates may engage in activity that is unethical, illegal or otherwise contravenes our internal policies or the laws and regulations applicable to us, whether intentionally, recklessly or negligently. It may not always be possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including harm to our reputation and the imposition of significant fines or other sanctions, all of which could have a material adverse effect on our client relationships, business, financial condition and financial performance.

Our ability to meet the expectations of clients of our content moderation services, including the expectations of their users, and the expectations of our clients towards our ability to meet the demands of their future growth, may be adversely impacted due to factors beyond our control, which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows, and could expose us to liability.

        Our content moderation team members may erroneously or deliberately flag or remove content or fail to take action with respect to content that is not in accordance with the requirements set out by our clients. Any combination of the foregoing may result in a failure to meet our clients' expectations, which could result in clients reducing or terminating their services with us and which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows.

        The content that our team members analyze is selected for review by our clients and moderated by our team members based on our clients' policies and rules. The tools used by our clients to identify content may fail to identify content that violates relevant content policy or community guidelines or, in certain jurisdictions, legal requirements. This could be the result of deliberate evasive actions by users, limitations in our clients' content identification tools, bias, errors, malfunctions and other factors. In addition, our team members may erroneously moderate content due to the subjective nature of our clients' policies or rules or simply because of a mistake. Objectionable content that our clients and their users expect our content moderation team members to review and remove could therefore not be subject to review by our team members or be improperly moderated. Although the design of the methods employed to select content for review are not within the scope of the services we provide, the failure of objectionable content to be appropriately moderated on our clients' platform, for whatever reason, could adversely impact our reputation for content moderation service delivery and our ability to attract and retain clients. Additionally, a failure to properly moderate objectionable content on our clients' platform could expose us to liability to users of our clients' platform.

        Furthermore, as demand for our content moderation solutions grows, we will need to scale our operations to address the demand from our clients. Although the amount of content that we are required to moderate under our contracts with our clients is agreed to in advance, our clients may experience a sudden, unexpected increase in content requiring moderation resulting in an unplanned increase in the need for our services for which a contract is not in place. In the face of this increased demand from our clients, we may not be able to effectively scale our operations by hiring, training and integrating new qualified content moderation team members. Any inability to quickly scale our content moderation team or to meet the demands of our content moderation clients may result in a loss of clients or business or damage to our reputation, which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows.

Our content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.

        Our content moderation team members are tasked with reviewing discriminatory, threatening, offensive, illegal or otherwise inappropriate multimedia content. Reviewing this content is emotionally and cognitively challenging for many of our team members, which may result in our team members suffering adverse psychological or emotional consequences. These impacts could lead to higher expenses to support our team members, higher levels of voluntary attrition and increased difficulty retaining and attracting team members. If we are not able to effectively attract and retain content moderation team members, we may experience a decline in our ability to meet our clients' expectations, which may adversely impact the demand for our services.

        Additionally, we may be required under applicable law to provide accommodations for team members who experience or who assert they are experiencing mental health consequences. These accommodations could result in increased costs and reductions in the availability of team members who can perform these tasks, which could have a material adverse effect on our financial results. Our content moderation team members may also make claims under workers' compensation programs or other public or private insurance programs in connection with negative mental health consequences experienced in connection with their employment, which could would result increased costs. We may also be exposed to claims by team members under applicable labor and other laws. Such litigation, whether or not ultimately successful, could involve significant legal fees and result in costly remediation, including payments for psychological treatment and ongoing monitoring, preventative intervention and treatment costs, which could have a material adverse effect on our financial results. While we have taken meaningful measures to ensure the well-being of our team members, these measures may not be sufficient to mitigate the effects on team members or our potential liability under applicable law.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

        Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in providing our services. We engage in designing, developing, implementing and maintaining applications and other proprietary materials. In order to protect our rights in these various materials, we may seek protection under trade secret, patent, copyright and trademark laws. We also generally enter into confidentiality and nondisclosure agreements with our clients and potential clients, and third-party vendors, and seek to limit access to and distribution of our proprietary information. For our team members and independent contractors, we require confidentiality and proprietary information agreements. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. Additionally, we may not be successful in obtaining or maintaining trademarks for which we have applied.

        We may be unable to protect our intellectual property and proprietary technology or brand effectively, which may allow competitors to duplicate our technology and products and may adversely affect our ability to compete with them. Given our international operations, the laws, rules, regulations and treaties in effect in the jurisdictions in which we operate and the contractual and other protective measures we take, may not be adequate to protect us from misappropriation or unauthorized use of our intellectual property, or from the risk that such laws could change. To the extent that we do not protect our intellectual property effectively, other parties, including former team members, with knowledge of our intellectual property may leave and seek to exploit our intellectual property for their own or others' advantage. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, financial performance, financial condition and cash flows.

        In addition, competitors or others may allege that our systems, processes, marketing, data usage or technologies infringe on their intellectual property rights. Non-practicing entities may also bring baseless, but nonetheless costly to defend, infringement claims. We could be required to indemnify our clients if they are sued by a third party for intellectual property infringement arising from materials that we have provided to the clients in connection with our services and deliverables. We may not be successful in defending against such intellectual property claims or in obtaining licenses or an agreement to resolve any intellectual property disputes. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, we cannot provide assurances that a future assertion of an infringement claim against us or our clients will not cause us to alter our business practices, lose significant revenues, incur significant license, royalty or technology development expenses, or pay significant monetary damages or legal fees and costs. Any such claim for intellectual property infringement may have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may be subject to litigation and other disputes, which could result in significant liabilities and adversely impact our financial results.

        From time to time, we are subject to lawsuits, arbitration proceedings, and other claims brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for personal injury, workers' compensation, employment discrimination and other employment-related damages, damages related to breaches of privacy or data security, breach of contract, property damage, liquidated damages, consequential damages, punitive damages and civil penalties or other losses, or injunctive or declaratory relief. In addition, we may also be subject to class action lawsuits, including those alleging violations of the Fair Labor Standards Act, state and municipal wage and hour laws, and misclassification of independent contractors.

        Due to the inherent uncertainties of litigation and other dispute resolution proceedings, we cannot accurately predict their ultimate outcome. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Class action lawsuits may seek recovery of very large or indeterminate amounts. Accordingly, the magnitude of the potential loss may remain unknown for substantial periods of time. These proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. The ultimate resolution of any litigation or proceeding through settlement, mediation, or a judgment could have a material impact on our reputation and adversely affect our financial performance and financial position.

Risks Related to Becoming a Public Company and Our Relationship with TELUS

We have no history of operating as a separate, publicly-traded company, and may not have access to the same resources and advantages that we would have if we did not become a public company, such that our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

        Although we will remain as a consolidated subsidiary of TELUS for the foreseeable future and continue to enjoy certain benefits, including access to a broad range of service operations outside of our own area of operations (including with certain vendors where we receive services pursuant to such vendor's contract with TELUS), higher purchasing power, and lower overhead costs for certain corporate functions such as investor relations that are provided to us by TELUS, following our initial public offering there is a risk that, by separating from TELUS, we may incur higher costs for certain functions and overhead as we establish independent corporate functions, lose opportunities to pursue integrated strategies with TELUS' other businesses, lose more favorable access to capital markets and other funding facilitated by TELUS, engage vendors for services on terms that are not as favorable as when we had previously received services from such vendors under a TELUS agreement, and become more susceptible to market fluctuations and other adverse events, than we would have been if we did not become a public company. Additionally, as part of TELUS, we have been able to leverage its historical market reputation and performance to recruit and retain key personnel to run our business. As a publicly-traded company, we will not have the same historical market reputation and it may be more difficult for us to recruit or retain such key personnel. Furthermore, after this offering, the cost of capital for our businesses may be higher than TELUS' cost of capital prior to the offering. Other changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from TELUS and these changes could be material to us. As a result, our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

We expect that TELUS and its directors and officers will have limited liability to us and could engage in business activities that could be adverse to our interests and negatively affect our business.

        TELUS and its directors and officers will have no legal obligation to refrain from engaging in the same or similar business activities or lines of business as we do or from doing business with any of our clients. Any such activities could be adverse to our interests and could negatively affect our business, financial performance, financial condition and cash flows.

Potential indemnification liabilities to TELUS pursuant to various intercompany agreements could materially and adversely affect our businesses, financial condition, financial performance and cash flows.

        The agreements between us and TELUS, among other things, provide for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the initial public offering. If we are required to indemnify TELUS under the circumstances set forth in the agreements we enter into with TELUS, we may be subject to substantial liabilities. Please refer to the section entitled "Certain Relationships and Related Party Transactions—Our Relationship with TELUS".

After the offering, certain of our executive officers and directors may have actual or potential conflicts of interest.

        Certain of our executive officers and directors, may have relationships with third parties that could create, or appear to create, potential conflicts of interest. Our executive officers and directors who are executive officers and directors of our significant shareholders could have, or could appear to have, conflicts of interests. such as where our significant shareholders are required to make decisions that could have implications for both them and us. See "Management".

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with TELUS.

        The agreements we will enter into with TELUS in connection with this offering, including the TELUS MSA, the transition and shared services agreement and the master reseller agreement were prepared in the context of our initial public offering. These agreements were negotiated by us with TELUS and may not reflect terms that would have been agreed to in an arm's-length negotiations between unaffiliated third parties. For more information on the agreements we have or will enter into, please refer to the section entitled "Certain Relationships and Related Party Transactions".

Risks Related to Our Subordinate Voting Shares

The dual-class structure that will be contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS and Baring, who held our shares prior to our initial public offering.

        Following the consummation of this offering, we will have two classes of shares outstanding: multiple voting shares and subordinate voting shares. Our multiple voting shares will have ten votes per share and our subordinate voting shares, which are the shares we and the selling shareholders are selling in this offering, will have one vote per share. TELUS and Baring are the only shareholders who hold the multiple voting shares. Following the completion of this offering it is expected that TELUS will have approximately         % of the voting power of our outstanding voting shares and Baring will have approximately        % of the voting power of our outstanding voting shares (or, if the underwriters' over-allotment option is exercised in full, TELUS and Baring would have approximately        % and        % , respectively, of the voting power of our outstanding voting shares following this offering).

        As a result of the dual-class share structure, TELUS will control a majority of the combined voting power of our shares and therefore be able to control all matters submitted to our shareholders for approval until such date that TELUS sells its multiple voting shares, chooses to voluntarily convert them into subordinate voting shares or it retains less than        % of our outstanding shares on a combined basis, which would result in the automatic conversion of its remaining multiple voting shares into subordinate voting shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval. The voting control may also prevent or discourage unsolicited acquisition proposals that you may feel are in your best interest as one of our shareholders. Future transfers by holders of multiple voting shares, other than permitted transfers to such holders' respective affiliates or direct family members or to other permitted transferees, will result in those shares automatically converting to subordinate voting shares, which will have the effect, over time, of increasing the relative voting power of those holders of multiple voting shares who retain their multiple voting shares. For additional information, see "Description of Share Capital".

        In addition, because of the ten to one voting ratio between our multiple voting shares and subordinate voting shares, the holders of our multiple voting shares will continue to control a majority of the combined voting power of our voting shares even where the multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our multiple voting shares will limit the ability of our subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amending of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of multiple voting shares will have the ability to influence or control many matters affecting us and actions may be taken that our subordinate voting shareholders may not view as beneficial. The market price of our subordinate voting shares could be adversely affected due to the significant influence and voting power of the holders of multiple voting shares. Additionally, the significant voting interest of holders of multiple voting shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the subordinate voting shares, might otherwise receive a premium for the subordinate voting shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of multiple voting shares.

        Even if TELUS were to control less than a majority of the voting power of our outstanding common shares, it may be able to influence the outcome of such corporate actions due to the director appointment rights and special approval rights we expect to grant to TELUS as part of the shareholders' agreement to be entered into in connection with our initial public offering. See "—TELUS will, for the foreseeable future, control the direction of our business, and the concentrated ownership of our voting shares and our entry into a shareholders' agreement in connection with this offering will prevent you and other shareholders from influencing significant decisions".

TELUS will, for the foreseeable future, control the direction of our business, and the concentrated ownership of our voting shares and our entry into a shareholders' agreement in connection with this offering will prevent you and other shareholders from influencing significant decisions.

        We expect to enter into a shareholders' agreement with TELUS and Baring providing for certain director nomination rights for TELUS and Baring and providing for a number of special approval rights for TELUS. Under the terms of the shareholders' agreement, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our voting shares, we will agree to nominate individuals designated by TELUS, representing a majority of the board and if TELUS owns less than a majority of the combined voting power of our voting shares, the number of directors TELUS may nominate as a percentage of the board will be proportionate to its percentage of combined voting power of voting shares that it holds until TELUS owns less than 5% of combined voting power of our voting shares. The shareholders' agreement will also provide for appointment rights for Baring. The shareholders' agreement will also provide that the Chair of the board will be a designee of TELUS, that TELUS director nominees will be appointed to certain board committees and that we will nominate our Chief Executive Officer to the board of directors, in addition to directors nominated by TELUS and Baring.

        Immediately following the completion of this offering, TELUS will have approximately        % of the voting power of our outstanding shares (or        % if the underwriters exercise their option to purchase additional shares in full). As long as TELUS controls a majority of the combined voting power of our outstanding voting shares, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors. Even if TELUS were to control less than a majority of the voting power of our outstanding voting shares, it will be able to influence the outcome of such corporate actions due to the director appointment rights and special approval rights we have granted to TELUS as part of the shareholders' agreement.

        In addition, pursuant to the shareholders' agreement, until TELUS ceases to hold a majority of voting power of our outstanding shares, our board will not be permitted, without TELUS' consent, to take certain significant actions, including amending our articles, entering into a change of control transaction, disposing of all or substantially all of our assets and commencing liquidation, dissolution, voluntary bankruptcy or insolvency proceedings. As a result, our ability to take such actions may be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the shareholders' agreement, except in accordance with its terms. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders' Agreement".

        TELUS' interests may not be the same as, or may conflict with, the interests of our other shareholders. Investors in this offering will not be able to affect the outcome of any shareholder vote while TELUS controls the majority of the combined voting power of our outstanding voting shares and TELUS will also be able to exert significant influence over our board through its director nomination rights.

        As TELUS' interests may differ from ours or from those of our other shareholders, actions that TELUS takes with respect to us, as our controlling shareholder and pursuant to its rights under the shareholders' agreement, may not be favorable to us or our other shareholders. TELUS has indicated that it intends to remain our controlling shareholder for the foreseeable future.

Upon the listing of our subordinate voting shares, we will be a controlled company within the meaning of the listing requirements of                        and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

        TELUS will continue to control a majority of the voting power in our company after completion of this offering, which means we will qualify as a controlled company within the meaning of the corporate governance standards of                . We expect to elect to be treated as a controlled company. Under these rules we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our subordinate voting shares:

  •
  we have a board of directors that is composed of a majority of independent directors, as defined under the                        listing requirements;

  •
  we have a compensation committee that is composed entirely of independent directors; and

  •
  we have a nominating and governance committee that is composed entirely of independent directors.

We expect to rely on                        controlled company provisions, which means we do not expect to have a board of directors that is composed of a majority of independent directors, nor will our human resources and governance and nominating committees be composed entirely of independent directors for the foreseeable future.

If TELUS sells a controlling interest in us to a third party in a private transaction, we may become subject to the control of a presently unknown third party.

        Following the completion of this offering, TELUS will continue to own a controlling interest in our company. TELUS will have the ability, should it choose to do so, to sell its controlling interest in us in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. Such transaction could occur without triggering the rights under the Coattail Agreement and may occur even if the multiple voting shares are converted into subordinate voting shares.

        If TELUS privately sells its controlling interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other shareholders. In addition, if TELUS sells a controlling interest in our company to a third party, our future indebtedness may be subject to acceleration and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our business, financial performance, financial condition and cash flows.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

        As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our securities.

        We will be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD, and holders of our subordinate voting shares should not expect to receive the same information at the same time as such information is provided to U.S. domestic companies. Additionally, we will have four months after the end of each fiscal year to file our annual report with the SEC and will not be required under the Exchange Act to file or furnish quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

        Additionally, as a foreign private issuer, we are not required to file or furnish quarterly and current reports with respect to our business and financial performance. Following this offering, we intend to submit, on a quarterly basis, interim financial data to the SEC under cover of the SEC's Form 6-K. Furthermore, as a foreign private issuer, we intend to take advantage of certain provisions in the                listing requirements that allow us to follow Canadian law for certain governance matters. See "Management—Corporate Governance".

If you purchase subordinate voting shares in this offering, you will suffer immediate and substantial dilution of your investment.

        The initial public offering price of our subordinate voting shares is substantially higher than the net tangible book value per subordinate voting share. Therefore, if you purchase our subordinate voting shares in this offering, you will pay a price per share that substantially exceeds our pro forma net

tangible book deficit per share after the closing of this offering. Based on the initial public offering price of $            per share, you will experience immediate dilution of $             per subordinate voting share, representing the difference between our pro forma net tangible book value per subordinate voting share after giving effect to this offering and the initial public offering price.

        We also have a number of outstanding options to purchase subordinate voting shares with exercise prices that are below the estimated initial public offering price of our subordinate voting shares. To the extent that these options are exercised, you will experience further dilution. See "Dilution" for more detail.

We cannot assure you that a market will develop for our subordinate voting shares or what the price of our subordinate voting shares will be. Investors may not be able to resell their subordinate voting shares at or above the initial public offering price.

        Before this offering, there was no public trading market for our subordinate voting shares, and we cannot assure you that one will develop or be sustained after this offering. Any delay in the commencement of trading of our subordinate voting shares on                        or the TSX would impair the liquidity of the market for subordinate voting shares and make it more difficult for holders to sell their subordinate voting shares. If an active market does not develop or is not sustained, it may be difficult for you to sell your subordinate voting shares. This may affect the pricing of the subordinate voting shares in the secondary market, the transparency and availability of trading prices, the liquidity of the subordinate voting shares and the extent of regulation applicable to us. We cannot predict the prices at which our subordinate voting shares will trade. The initial public offering price for our subordinate voting shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our subordinate voting shares will trade after the closing of this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our subordinate voting shares may decline, possibly materially.

Our operating results and share price may be volatile, and the market price of our subordinate voting shares after this offering may drop below the price you pay.

        Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the risks set forth in this section. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general natural, economic, market or political conditions, could subject the market price of our subordinate voting shares to price fluctuations regardless of our operating performance. Our operating results and the trading price of our subordinate voting shares may fluctuate in response to various factors, including the risks described above.

        These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our subordinate voting shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their subordinate voting shares and may otherwise negatively affect the market price and liquidity of subordinate voting shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation. We may also decide to settle lawsuits on unfavorable terms. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our subordinate voting shares.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our subordinate voting shares to drop significantly, even if our business is doing well.

        Sales of a substantial number of our subordinate voting shares in the public market, or the perception in the market that the holders of a large number of subordinate voting shares or securities convertible into subordinate voting shares intend to sell subordinate voting shares, could reduce the market price of our subordinate voting shares. Following the consummation of this offering, shares that are not being sold in this offering held by our directors, executive officers and TELUS and Baring will be subject to a 180 day lock-up period provided under lock-up agreements executed in connection with this offering described in "Underwriting" and restricted from immediate resale under U.S. federal securities laws and, in certain cases, Canadian securities laws as described in "Shares Eligible for Future Sale". All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the applicable lock-up agreement by certain of the underwriters, subject to any restrictions imposed on sales under applicable securities laws as described under "Shares Eligible for Future Sale".

        In addition, after this offering, up to                subordinate voting shares may be issued upon exercise of outstanding share options and            subordinate voting shares will be reserved for future issuance under the compensation plan we expect to adopt in connection with the offering. We also intend to register                subordinate voting shares that we may issue under our equity compensation plans. Once we register these subordinate voting shares, they can be freely sold in the public market upon issuance, subject to the terms of the lock-up agreements. Upon effectiveness of this registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the lock-up agreements referred to above, the subordinate voting shares issued upon exercise of outstanding share options will be available for immediate resale in the United States in the open market. Additionally, TELUS and Baring, as holders of an aggregate of                        of our multiple voting shares, will, upon completion of this offering, be entitled, under a registration rights agreement we will enter into with them, to certain rights with respect to the registration of the sale of the subordinate voting shares held by them or issuable upon conversion of their multiple voting shares. TELUS and Baring are entitled to convert their multiple voting shares into subordinate voting shares at any time. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Registration Rights Agreement".

        As restrictions on resale end, the market price of our subordinate voting shares could decline if the holders of currently restricted subordinate voting shares sell them or are perceived by the market as intending to sell them. Further, we cannot predict the size of future issuances of our subordinate voting shares or the effect, if any, that future issuances and sales of subordinate voting shares will have on the market price of our subordinate voting shares.

We have no current plans to pay regular cash dividends on our subordinate voting shares following this offering and, as a result, you may not receive any return on investment unless you sell your subordinate voting shares for a price greater than that which you paid for it.

        We do not anticipate paying any regular cash dividends on our subordinate voting shares following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our financial performance, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our subordinate voting shares is solely dependent upon the appreciation of the price of our subordinate voting shares on the open market, which may not occur. See "Dividend Policy" for more detail.

Our articles, and certain Canadian legislation contain provisions that may have the effect of delaying or preventing a change in control, limit attempts by our shareholders to replace or remove our current directors and affect the market price of our subordinate voting shares.

        Certain provisions of our articles, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our subordinate voting shares. For instance, our articles to be effective upon completion of this offering contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders' meetings. A non-Canadian must file an application for review with the minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a "Canadian business" within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our subordinate voting shares and multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or British Columbia, or in our articles on the rights of non-Canadians to hold or vote our subordinate voting shares and multiple voting shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. See "Description of Share Capital—Certain Important Provisions of Our Articles and the BCBCA".

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

        We are a corporation incorporated under the laws of the Province of British Columbia with our principal place of business in Vancouver, Canada. Some of our directors and officers and some of the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

        Similarly, some of our directors and officers are residents of countries other than Canada and the assets of such persons may be located outside of Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents, and it may be difficult to realize upon or enforce in Canada any judgment of a court of Canada against these non-Canadian residents since a substantial portion of the assets of such persons may be located outside of Canada. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents, judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company.

        Based on the Company's income, assets and business activities, including the receipt and application of the proceeds of the issue and sale of the Shares, the Company does not believe that it was a "passive foreign investment company" (a "PFIC") for its 2019 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company's control, including the relative values of the Company's assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2020 or any subsequent year or that the IRS will agree with the Company's conclusion regarding its PFIC status and would not successfully challenge our position. If we are a PFIC for any taxable year during which a U.S. person holds our subordinate voting shares, such U.S. person may suffer certain adverse federal income tax consequences, including the treatment of gains realized on the sale of subordinate voting shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on subordinate voting shares by individuals who are U.S. persons, the addition of interest charges to the tax on such gains and certain distributions and increased U.S. federal income tax reporting requirements. If, contrary to current expectations, we were a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. shareholders that may mitigate some of these adverse U.S. federal income tax consequences. United States purchasers of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC. See the discussion under "Certain U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules".

Our articles will provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit your ability to obtain a favorable judicial forum for disputes with us.

        Our articles, to be effective upon completion of this offering, will include a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (British Columbia) (the "BCBCA") or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. See "Description of Share Capital—Certain Important Provisions of our Articles and the BCBCA—Forum Selection".

        The forum selection provision may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection provision may limit our shareholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. The courts of the Province of British Columbia may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than to our shareholders.

TELUS International (Cda) Inc. is a holding company and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

        As a holding company, our principal source of cash flow will be distributions from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will principally depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If securities or industry analysts do not begin to publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our subordinate voting shares, the price and trading volume of our subordinate voting shares could decline.

        The trading market for our subordinate voting shares is expected to be influenced by the research and reports that industry or securities analysts publish about us, our business, our market and our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our subordinate voting shares adversely, or provide more favorable relative recommendations about our competitors, the price of our subordinate voting shares could decline. If securities or industry analysts fail to regularly publish reports on us we could fail to gain, or if any analyst who covers us or may cover us in the future were to cease coverage of our company, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our subordinate voting shares to decline.

Our organizational documents will permit us to issue an unlimited number of subordinate voting shares, multiple voting shares and preferred shares without seeking approval of the holders of subordinate voting shares.

        Our articles will permit us to issue an unlimited number of subordinate voting shares, multiple voting shares and preferred shares. We anticipate that we may, from time to time, issue additional subordinate voting shares in the future in connection with acquisitions or to raise capital for general corporate or other purposes.

        One of the reasons for our initial public offering is to provide us with the ability to use our subordinate voting shares in the future to fund acquisitions to grow our business. Subject to the requirements of the                        and the TSX, we will not be required to obtain the approval of the holders of subordinate voting shares for the issuance of additional subordinate voting shares. Although the rules of the TSX generally prohibit us from issuing additional multiple voting shares, there may be, with the approval of TELUS, certain circumstances where additional multiple voting shares may be issued. Any further issuances of subordinate voting shares or multiple voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Additionally, any further issuances of multiple voting shares will significantly lessen the combined voting power of our subordinate voting shares due to the 10-to-1 voting ratio between our multiple voting shares and subordinate voting shares. TELUS and Baring, as holders of our multiple voting shares, may also elect at any time or, in certain circumstances be required to convert their multiple voting shares into subordinate voting shares, which would increase the number of subordinate voting shares. See "Certain Relationships and Related Party Transactions".

        Our articles to be in effect at the time of the completion of this offering will also permit us to issue an unlimited number of preferred shares, issuable in series and, subject to the requirements of the BCBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our board of directors may determine and which may be superior to those of the subordinate voting shares. The issuance of preferred shares could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might adversely affect the market price of our subordinate shares. We have no current or immediate plans to issue any preferred shares following the completion of this offering. Subject to the provisions of the BCBCA and the applicable requirements of the                        and the TSX, we will not be required to obtain the approval of the holders of subordinate voting shares for the issuance of preferred shares or to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions as our board of directors may determine. See "Description of Share Capital".

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "seek", "should", "target", "will", "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

        These forward-looking statements include, but are not limited to, statements about:

  •
  our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients;

  •
  our ability to maintain our corporate culture and competitiveness of our service offerings;

  •
  our ability to attract and retain talent;

  •
  our ability to integrate, and realize the benefits of, our acquisitions of Competence Call Center ("CCC") and MITS;

  •
  the relative growth rate and size of our target industry verticals;

  •
  our relationship with TELUS following the consummation of this offering;

  •
  our projected operating and capital expenditure requirements; and

  •
  the impact of the COVID-19 pandemic on our business, financial condition, financial performance and liquidity.

        These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. These forward-looking statements speak only as at the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC and the Canadian securities regulatory authorities, after the date of this prospectus. See "Where You Can Find More Information".

        This prospectus contains estimates, projections, market research and other information concerning our industry, our business, and the markets for our services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources.

        In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors". These and other factors could cause our future performance to differ materially from our assumptions and estimates.

        Any references to forward-looking statements in this prospectus include forward-looking information within the meaning of applicable Canadian securities laws.

 INDUSTRY AND MARKET DATA

        This prospectus includes market data and forecasts with respect to current and projected market sizes for digital transformation of customer experience systems and digital customer experience management. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this prospectus are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable.

        Some market and industry data, and statistical information and forecasts, are also based on management's estimates. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the captions "Risk Factors" and "Special Note Regarding Forward-Looking Statements".

 USE OF PROCEEDS

        We estimate that the net proceeds to us from our issuance and sale of                subordinate voting shares in this offering will be approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $            per subordinate voting share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full to purchase additional subordinate voting shares from us, we estimate that our net proceeds will be approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We will not receive any proceeds from the sale of subordinate voting shares in this offering by the selling shareholders. After deducting underwriting discounts and commissions, the selling shareholders will receive approximately $             million of net proceeds from this offering (or approximately $             million if the underwriters exercise their over-allotment option in full). See "Principal and Selling Shareholders".

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per subordinate voting share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds by approximately $             million, assuming the number of subordinate voting shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Each increase (decrease) of             subordinate voting shares in the number of subordinate voting shares offered by us would increase (decrease) the net proceeds from this offering by approximately $             million, assuming the assumed initial public offering price remains the same, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. Any increase or decrease in the net proceeds would not change our intended use of proceeds.

        We intend to use the net proceeds from this offering to repay outstanding borrowings under the                facility of our credit agreement and for general corporate purposes. As at                 , 2020, we had $            of borrowings outstanding under our                facility of our credit agreement, which had an interest rate of        %. See "Description of Certain Indebtedness".

 DIVIDEND POLICY

        We have never declared or paid dividends on our subordinate voting shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our subordinate voting shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our financial performance, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our subordinate voting shares is currently limited by the terms of our credit agreement and may be limited by the terms of any future debt or preferred securities.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as at December 31, 2019:

  •
  on an actual basis; and

  •
  on a pro forma basis giving effect to (i) the exchange of our Class A, Class C and Class D common shares by the holders thereof for Class B and Class E common shares, (ii) the redesignation of our Class B shares as multiple voting shares and redesignation of our Class E shares as subordinate voting shares and (iii) the issuance of                        subordinate voting shares by us in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us (excluding the potential exercise by the underwriters of their over-allotment option).

        Actual data as at December 31, 2019 in the table below is derived from our consolidated financial statements included elsewhere in this prospectus. The pro forma data included in the table below is unaudited and is provided for illustrative purposes only.

        You should read this information together with our consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the headings "Summary Historical Consolidated Financial and Other Data", "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

As at December 31, 2019
($ in millions)
	Actual	Pro Forma
Cash and cash equivalents	$	$

Long term debt (including current portion)
Credit facility
Deferred debt transaction costs
Lease liabilities

Total long-term debt	$	$

Owners' equity:
Class A Common Shares—unlimited shares authorized; shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma	$	$
Class B Common Shares—unlimited shares authorized; shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma
Class C Common Shares—unlimited shares authorized; shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma
Class D Common Shares—unlimited shares authorized; shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma
Class E Common Shares—unlimited shares authorized; shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma
Share option awards
Subordinate Voting Shares—no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma
Multiple Voting Shares—no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma
Retained earnings (deficit)
Accumulated other comprehensive income

Total owners' equity

Total capitalization	$	$

        The                shares of subordinate voting shares outstanding, pro forma excludes:

  •
  up to                subordinate voting shares issuable upon the exercise of US dollar-denominated equity share option awards previously issued to certain of our executive officers, at exercise prices ranging from $            to $            ; and

  •
  up to                        subordinate voting shares issuable pursuant to the compensation plans we intend to adopt in connection with the offering.

 DILUTION

        If you invest in our subordinate voting shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per subordinate voting share in this offering and the pro forma net tangible book value per subordinate voting share after this offering. Dilution results from the fact that the initial public offering price per subordinate voting share is substantially in excess of the net tangible book value per subordinate voting share attributable to the existing shareholders for our presently outstanding subordinate voting shares. Our net tangible book value per subordinate voting share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of subordinate voting shares issued and outstanding.

        As at                , we had a historical net tangible book value of $            , or $            per subordinate voting share, based on                        pro forma subordinate voting shares outstanding as at such date. Dilution is calculated by subtracting net tangible book value per subordinate voting share from the assumed initial public offering price of $             per subordinate voting share, which is the midpoint of the price range set forth on the cover page of this prospectus.

        Investors participating in this offering will incur immediate and substantial dilution. Without taking into account any other changes in such net tangible book value after                 , after giving effect to the sale of subordinate voting shares in this offering, assuming an initial public offering price of $            per subordinate voting share (the midpoint of the price range set forth on the cover page of this prospectus), less the underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as at                 would have been approximately $            , or $            per subordinate voting share. This amount represents an immediate decrease in net tangible book value of $            per subordinate voting share to the existing shareholders and immediate dilution of $            per subordinate voting share to investors purchasing our subordinate voting shares in this offering.

        The following table illustrates this dilution on a per subordinate voting share basis:

Assumed initial public offering price per subordinate voting share		$
Pro forma net tangible book value per subordinate voting share as at	$
Increase in pro forma net tangible book value per subordinate voting share attributable to new investors in this offering

Pro forma net tangible book value per subordinate voting share after this offering

Dilution in net tangible book value per subordinate voting share to new investors in this offering		$

        Each $1.00 increase in the assumed initial public offering price of $            per subordinate voting share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value per subordinate voting share after this offering by $            per subordinate voting share and would increase (decrease) the dilution to new investors by $            per subordinate voting share, assuming the number of subordinate voting shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each $1.00 decrease in the assumed initial public offering price of $            per subordinate voting share would increase (decrease) our pro forma net tangible book value per subordinate voting share after this offering by $            per subordinate voting share and increase (decrease) the dilution to new investors by $            per subordinate voting share, assuming the number of subordinate voting shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Each increase of                 subordinate voting shares in the number of subordinate voting shares offered by us would increase (decrease) the pro forma net tangible book value by $            per subordinate voting share and increase (decrease) the dilution to new investors by $            per subordinate voting share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each decrease of                subordinate voting shares in the number of subordinate voting shares offered by us would increase (decrease) the pro forma net tangible book value by $            per subordinate voting share and increase (decrease) the dilution to new investors by $            per subordinate voting share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

        The following table summarizes, as at                        , on the pro forma basis described above, the aggregate number of subordinate voting shares purchased from us, the total consideration paid to us, and the average price per subordinate voting share paid by purchasers of such subordinate voting shares and by new investors purchasing subordinate voting shares in this offering.

Subordinate Voting Shares Purchased
				Total Consideration			Average Price Per Subordinate Voting Share
	Number	Percent		Amount	Percent
Existing shareholders(1)			%	$		%	$
New investors

Total		100.0%			100.0%

(1)
Does not give effect to the sale of                        subordinate voting shares by the selling shareholders in this offering or to the exercise of the underwriters of their over-allotment option.

        After giving effect to the sale of                        subordinate voting shares by the selling shareholders in this offering, the percentage of our subordinate voting shares held by existing shareholders would be        % and the percentage of our subordinate voting shares held by new investors would be        %. If the underwriters were to fully exercise their over-allotment option to purchase additional subordinate voting shares from the selling shareholders, the percentage of our subordinate voting shares held by existing shareholders would be         %, and the percentage of our subordinate voting shares held by new investors would be        %.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables present selected historical consolidated financial data for our business. We have derived selected consolidated statements of income and other comprehensive income data for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 and selected consolidated statements of financial position data as at December 31, 2019 and December 30, 2018 from our consolidated financial statements included elsewhere in this prospectus. The consolidated statement of financial position as at December 31, 2017 is not included elsewhere in this prospectus. The selected historical consolidated financial data for the years ended December 31, 2018 and December 31, 2017 have been presented without the retrospective application of IFRS 16 Leases and may not be comparable to the selected historical consolidated financial data for the year ended December 31, 2019. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Capitalization", "Summary Historical Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Our historical results are not necessarily indicative of the results that should be expected in any future period.

	Years ended December 31,
Consolidated Statements of Income Data:	2019	2018	2017
	($ in millions, except per share data)
Operating Revenues
Revenues arising from service contracts with customers—service	$1,019.6	$834.6	$573.2
Other operating income	14.6	12.6	—

Total Operating Revenues	1,034.2	847.2	573.2

Operating Expenses
Goods and services purchased	182.9	174.9	105.8
Employee benefits expense	630.4	522.5	366.5
Depreciation	73.1	31.3	25.4
Amortization of intangible assets	19.1	18.2	6.8

Total Operating Expenses	905.5	746.9	504.5

Operating Income	128.7	100.3	68.7
Interest expense	36.3	23.2	10.1
Foreign exchange	(2.6)	8.1	(0.5)

Income Before Income Taxes	95.0	69.0	59.1
Income Taxes	26.0	21.9	15.7

Net Income	$69.0	$47.1	$43.4

Net Income Per Common Share
Basic	$1.64	$1.12	$1.09
Diluted	$1.63	$1.12	$1.09

Consolidated Statement of Financial Position Data:	December 31, 2019	December 31, 2018	December 31, 2017
	($ in millions)
Cash and temporary investments, net	$79.5	$65.6	$85.4
Property, plant and equipment, net	301.0	115.2	103.5
Intangible assets, net	89.7	104.8	35.0
Goodwill, net	418.4	421.2	228.8
Total assets	$1,169.0	$909.1	$601.9
Current maturities of long-term debt	$42.8	$6.0	$6.0
Long-term debt	477.7	302.0	264.3

Total liabilities	923.2	712.4	502.1

Common equity	245.8	196.7	99.8

Total liabilities and owners' equity	$1,169.0	$909.1	$601.9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and financial performance together with our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion is based on financial information prepared in accordance Generally Accepted Accounting Principles ("GAAP"). The GAAP that we use are the IFRS, as issued by the IASB, which might differ in material respects from accounting principles generally accepted in other jurisdictions, including the United States. The discussion of our financial performance in this section is based on our financial results for the three-year period ended December 31, 2019. To supplement this discussion, we have provided quantitative disclosure at and as at a more recent date, including disclosing subsequent events through the date of this prospectus.

        Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. By their nature, forward-looking statements are subject to risks and uncertainties and are based on assumptions, including assumptions about future economic conditions, events and courses of action, many of which we do not control. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. In our discussion, we also use certain non-GAAP measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in the Non-GAAP Measures Section of this discussion and analysis.

Overview

        We are a leading customer experience innovator that designs, builds and delivers next-generation digital solutions for global and disruptive brands. Our services support the full lifecycle of our clients' digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 15 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.

        TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS Corporation, a leading communications and information technology company in Canada. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly-qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities.

        We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly-skilled and engaged teams is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our "caring culture" drives sustainable team member engagement, retention and customer satisfaction.

        We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. Higher growth technology companies, in particular, have embraced our service offerings and quickly become our largest and most important industry vertical. Today, we are a leading customer experience ("CX") innovator that designs, builds and delivers next-generation digital solutions for global and disruptive brands.

        We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journeys. Our services support the full scope of our clients' digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide strategy and innovation, next-generation technology and IT services, and CX process and delivery solutions to fuel our clients' growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals is core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our digital centers of excellence to continuously evolve and expand our solutions and services.

        We have built an agile delivery model with global scale to support next-generation digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients' evolving needs. We have almost 50,000 team members located in 50 delivery locations across 20 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets.

        Today, our clients include over 600 companies across high-growth verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our relationship with TELUS, our largest customer and controlling shareholder, has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within our Communications and Media industry vertical. We intend to renew our TELUS MSA that will provide for a new term of 10 years and will provide for a minimum annual spend. For more information, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Master Services Agreement".

Revenue

        We earn revenues pursuant to contracts which generally take the form of a master services agreement, or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, are supplemented by statements of work ("SOWs") that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels, and, under certain of our MSAs, we are able to share the inflation and foreign exchange risk arising from currency fluctuations. The substantial majority of our revenue is earned pursuant to MSAs or service contracts that are engagements based on time and material.

        From period to period, the fluctuation in our revenue is primarily a function of changes in service volumes from existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar denominated contracts.

        In each of 2019, 2018 and 2017, we had two customers, including TELUS, who each accounted for more than 10% of our operating revenues in each of those years. TELUS was our largest customer for each of the last three years representing 25.5%, 24.0% and 31.4% of our service revenue in 2019, 2018, and 2017, respectively. Our second largest customer accounted for 11.0%, 11.0% and 14.0% of our service revenue in 2019, 2018, and 2017, respectively.

        Our MSA with TELUS provides for a minimum annual volume of services, which was $175 million in 2019, subject to certain adjustments or credits. The actual volume of services provided to TELUS since the inception of the MSA has exceeded the minimum annual volume each year, with our revenue for 2019 exceeding the minimum volume by more than 50%, and representing growth of 32% compared to our revenue for 2018. The MSAs we have entered into with our other customers generally do not have minimum annual volume commitments. In connection with this offering, we intend to renew our MSA with TELUS, which will provide for a new term of 10 years and will provide for minimum annual volume of services that we expect to exceed the 2019 level in our existing MSA with TELUS. For more information regarding our MSA with TELUS, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Master Services Agreement".

        The table below sets forth the percentage of our service revenues derived from our largest customers, which includes TELUS for the periods presented.

	Years Ended December 31,
	2019	2018	2017
Top five customers	54%	55%	64%
Top ten customers	67%	69%	76%
Top 15 customers	74%	78%	81%
Top 20 customers	79%	82%	86%

        We deliver tailored solutions to a variety of industry verticals, including the following, which represent the top five verticals based on a percentage of revenue in 2019:

  •
  Communications and Media

  •
  Tech and Games

  •
  eCommerce and FinTech

  •
  Healthcare; and

  •
  Travel and Hospitality

        The following table sets forth our service revenues by vertical over the last three years:

	Years Ended December 31,
Revenue by Industry Vertical	2019	2018	2017
	($ in millions)
Communications and Media	$390.2	$317.0	$204.5
Tech and Games	321.4	270.0	179.0
eCommerce and FinTech	107.5	91.3	68.5
Healthcare	42.9	39.3	45.8
Travel and Hospitality	40.0	22.2	17.4
Other(1)	117.6	94.8	58.0

Total	$1,019.6	$834.6	$573.2

(1)
Includes amongst others, retail and other financial services; none of the verticals included in this category are individually more than 3% of revenue.

        From 2017 to 2019, as our revenue has grown, our revenue in each of the aforementioned industry verticals has increased commensurately. Communications and Media has increased at a cumulative annual growth rate of 38% over the last two years, due to the acquisition of certain clients through Xavient, which now represent two of our top ten customers, as well as the expansion of services, predominantly focused on the digital enablement of our largest customer, TELUS. Our Tech and Games vertical, which we expect to be our largest vertical in 2020, has grown at a cumulative annual growth rate of 34% from 2017 to 2019 as a result of customers acquired from VoxPro Limited ("VoxPro") and through organic growth, with our second largest customer, a global internet search company. Our eCommerce and FinTech vertical has grown at a cumulative annual growth rate of 25% from 2017 to 2019 as a result of an increase in volumes with acquired customers including mobile payments and website development clients. We experienced significant growth in all other verticals, except Healthcare, which declined slightly from 2017 to 2019.

        We serve our clients, who are primarily domiciled in the United States, Canada and Europe, from multiple delivery centers across four geographic regions. The table below presents the revenue generated in each geographic region for the periods presented.

	Years Ended December 31,
Geographic Region	2019	2018	2017
	($ in millions)
Asia-Pacific	$328.6	$268.3	$209.2
North America	260.6	193.0	79.8
Europe	220.6	200.5	117.1
Central America	209.8	172.8	167.1

Total	$1,019.6	$834.6	$573.2

        The number of team members by delivery location is as follows:

	Years Ended December 31,
Team Members by Geographic Region	2019	2018	2017
Asia-Pacific(1)	19,238	16,071	13,234
Central America(2)	9,923	7,688	7,349
Europe(3)	6,449	5,839	5,669
North America(4)	2,492	2,685	1,652

Total	38,102	32,283	27,904

(1)
Comprises Philippines, India and China.
(2)
Comprises El Salvador and Guatemala.
(3)
Comprises Bulgaria, Ireland, Romania and the United Kingdom.
(4)
Comprises Canada and the United States.

        We deliver a variety of services to a diverse set of clients active in various verticals from our delivery centers around the world. However, these services are marketed, sold and delivered to clients in an integrated manner in order to provide a unified, seamless sales and delivery experience. Our chief operating decision maker reviews financial information presented on a consolidated basis for the purposes of evaluating financial performance and making resource allocation decisions. Accordingly, we report our results and manage our business as a single operating and reporting segment. See our consolidated financial statements for further information on our operating segment.

Acquisitions

        We continue to enhance our service offerings and delivery platform through both organic growth and strategic acquisitions that support our strategy to design, build and deliver customized solutions for our customers. We typically account for these acquisitions as business combinations and record the assets and liabilities acquired at fair value. Our results are impacted by the effects of purchase accounting, which typically includes the recognition of material intangible assets which result in costs related to amortization expense, respectively, in future periods. Our results are also impacted by additional interest expense when an acquisition is financed with incremental borrowings. As a result of our acquisitions, and the impacts described above, our results year-over-year may not be comparable.

        In August 2017, we acquired a controlling interest in VoxPro, a customer experience technical support and sales operations solutions provider, and we acquired the remaining interest in December 2019 for total cash consideration of $115.5 million. The investment further expanded our customer experience offering, enabled us to develop strategic relationships with key clients and enhanced our sales capabilities in our chosen markets.

        In February 2018, we acquired a controlling interest in Xavient Digital LLC ("Xavient"), a next-generation digital IT consulting company with expertise in artificial intelligence-powered digital transformation services, user interface ("UI") and user experience ("UX") design, open source platform services, cloud, IoT, big data and other IT lifecycle services and we acquired the remaining interest in April 2020 for total cash and share consideration of $202.4 million. The investment enhanced our ability to provide complex and higher value digital IT and software services.

        In January 2020, we acquired CCC, a leading provider of high-value-added business services with a focus on trust and safety, including content moderation, for cash consideration of $873.0 million. The investment was made with a view to enhancing our service offerings and strategic relationships and building a strong presence in Europe.

        In April 2020, we acquired the assets and contracts of the Managed IT Services business ("MITS") a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting, from TELUS in exchange for share consideration with a value of $48.8 million. This investment was made with a view to enhancing our managed digital services portfolio.

Factors Affecting our Performance and Related Trends

        We believe that the key factors affecting our performance and financial performance include:

Our Ability to Expand and Retain Existing Client Relationships and Attract New Clients

        We have a diverse base of clients, including leaders and disruptors across the industries we serve. Through our commitment to customer experience and innovation, we have been able to sustain long term partnerships with many clients, often expanding our relationship through multiple service offerings that we provide through a number of delivery centers. Apart from TELUS, the average tenure of our top ten clients is seven years and, on average we provide to those customers more than 18 programs across our delivery centers.

        To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients. We seek to partner with prospective clients that value premium digital IT and customer experience solutions and services.

        Our ability to maintain and expand relationships with our clients, as well as to attract new clients, will depend on a number of factors, including our ability to maintain: a "customer-first" culture across our organization; our level of innovation, expertise and retention of team member talent; a consistently high level of service experience, as evidenced by, among others measures, the satisfaction ratings that our clients receive from their customers based on the services we provide; the technological advantages we offer; and our positive reputation, as a result of our corporate social responsibility initiatives and otherwise.

Our Ability to Attract and Retain Talent

        As at June 30, 2020, we have nearly 50,000 team members, located across 20 countries in four geographic regions, servicing clients in almost 50 languages.

        Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to maintain the organizational culture that is one of the key factors which differentiates us from competitors, and creates a better experience for our clients' customers, enabling us to retain and enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop top talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients' evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies we operate; provide innovative benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.

Impact of COVID-19

        The COVID-19 pandemic, which emerged in the first quarter of 2020, continues to have a pervasive global impact. This has had a significant impact on our estimates regarding the economic environment, including economic growth and industry growth rates, which also form an important part of the assumptions on which we set our expectations. There is potential for a recession across major geographies, as the estimated GDP growth in major countries is expected to be negative three to five percent in 2021. Moreover, the forecasted growth in the Global IT Services sector has been tapered, with industry analysts now expecting this sector to grow three to four percent, compared to six to eight percent previously forecasted for 2021. We believe that despite the slowdown in growth in the overall industry, certain verticals and subsectors within our verticals, such as Games, Interactive Media, eCommerce and FinTech and Healthcare are expected to outperform the market while others, such as Travel, Insurance, and Retail are expected to be negatively impacted.

        Our Global Emergency Management Operating Committee ("GEMOC") and our local emergency management operating committees ("EMOC") had been monitoring COVID-19 prior to it being declared a pandemic by the World Health Organization. In March 2020, as the impact of COVID-19 intensified and spread, the GEMOC and EMOCs were activated into a heightened state of operation. The GEMOC and EMOCs continue to meet weekly and provide briefings and updates to our executive team on new developments, strategic approach, tactical response and possible new risks. Our persistent focus to date has been on keeping all of our team members safe and healthy, while continuing to serve our clients and support our communities in this critical period.

        We have been impacted by government-mandated temporary site closures in a number of countries in which we operate. As such, to the extent possible, customer volumes from these sites have been redistributed to less-impacted locations. We continue to remain committed to supporting our customers by offering remote enablement with minimal service disruption. For team members who continue to work on our premises, we have introduced comprehensive safety practices including but not limited to: distributing of masks and sanitizers, hourly site sanitization in high traffic areas and thermal screening where sites are still safely operational; and restrictions of access and movement within our sites to enhance social distancing. We are planning for a gradual return to our delivery centers for our team members when it has been deemed safe to do so by local government and health authorities. The return-to-work plan has minimal impact on our operations given that, as at the date of this prospectus, we have enabled over 90% of our team members to provide remote support to clients. Although the extent, duration and severity of the COVID-19 pandemic is unknown, we do not foresee requiring material expenditures and do not face any material resource constraints in continuing to implement our business continuity plans.

        Impact to our financial condition, financial performance and liquidity:    We believe the COVID-19 pandemic's impact on our business, operating results, cash flows and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic's impact on the markets where we operate and the global economy and the timing, scope and impact of stimulus legislation as well as other federal, state and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control. As a result, the impact the COVID-19 pandemic will have on our business, operating results, cash flows and/or financial condition is unknown. Through the date of this prospectus, the impact on our financial condition and financial performance was more significant in the second quarter of the year as a result of the temporary site closures enforced across our delivery sites. Although both revenue and net income have been negatively affected by the pandemic, we were able to largely mitigate the negative impact on cash flow by taking steps to strategically contain costs, such as canceling all employee travel and implementing a hiring freeze for external applicants throughout the second quarter.

        Our access to capital has not been materially impacted by the COVID-19 pandemic. We have not provided additional collateral, guarantees or equity to our lenders and we have not had material changes to our cost of capital due to the COVID-19 pandemic. There is no material uncertainty about our ongoing ability to meet the covenants in our credit agreement and we also do not expect to incur material COVID-19-related contingencies.

        The COVID-19 pandemic may have an effect on assets and ability to timely account for those assets. We do not expect the COVID-19 pandemic to affect our ability to account for our assets on a timely basis; however, we do expect some delays in the collection of accounts receivables as the COVID-19 pandemic has created financial hardships for some of our clients. In response, we have increased our allowance for doubtful accounts compared to periods prior to the COVID-19 pandemic.

        Material impairments. There has not been a material change to our cash flow projections or key assumptions as a result of the COVID-19 pandemic and there are no other indicators of impairment. As a result, we have not re-performed the recoverability analysis subsequent to our 2019 assessment.

        Impacts to demand of our products and services.    The COVID-19 pandemic has presented both challenges and opportunities in maintaining and expanding revenue. Physical distancing protocols related to the COVID-19 pandemic has affected our ability to market our solutions to existing and new clients, which we expect to negatively impact our revenue growth through at least the first half of 2021. Additionally, a number of our clients in the travel and hospitality industry have been negatively impacted as a result of the COVID-19 pandemic, which has resulted in a significant reduction in demand for their services. By contrast, a number of our clients in the Tech and Games and Communication and Media verticals have seen higher demand for their products and services. We expect this trend will continue through the pandemic. We also expect that the pandemic will create opportunities for new services, such as our "Work from Anywhere" offering, as our clients look to refine their in-house business continuity practices and adopt a permanent new operating model. The challenges of the COVID-19 pandemic have also accelerated the digital transformation initiatives of many of our clients, giving us the opportunity to deepen client relationships by providing more of our services to address their evolving digital enablement and customer experience needs.

Industry Trends

        The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in "Business—Industry Background".

Seasonality

        Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters. Demand for short-term IT projects, transformation services and analytics services generally increase in the fourth quarter as our clients who are on a calendar year budget cycle use the balance of their IT capital expenditure budgets for the year.

Foreign Currency Fluctuations

        While our functional currency is the U.S. dollar, we currently are also party to revenue contracts denominated in Canadian dollars and in Euros and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outlines revenue and expenses by currency and the percentage of each of the total revenue and expenses for each period.

	Years Ended December 31,
	2019		2018		2017
Revenue	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
	($ in millions)
U.S. dollar	$525.8	50.9%	$419.7	49.5%	$291.8	50.9%
Canadian dollar	267.7	25.9%	202.2	23.9%	180.2	31.4%
Euro	240.3	23.2%	224.7	26.6%	100.0	17.5%
Other currencies	0.4	—	0.6	—	1.2	0.2%

Total	$1,034.2	100.0%	$847.2	100.0%	$573.2	100.0%

	Years Ended December 31,
	2019		2018		2017
Operating Expenses	Expenses	% of Total	Expenses	% of Total	Expenses	% of Total
	($ in millions)
U.S. dollar	$476.2	52.6%	$404.4	54.2%	$261.0	51.7%
Canadian dollar	43.5	4.8%	14.5	1.9%	10.0	2.0%
Euro	36.6	4.0%	42.6	5.7%	1.6	0.3%
Philippines peso	183.2	20.2%	154.5	20.7%	162.8	32.3%
Other currencies(1)	166.0	18.4%	130.9	17.5%	69.1	13.7%

Total	$905.5	100.0%	$746.9	100.0%	$504.5	100.0%

(1)
This includes other currencies such as the Guatemalan quetzal, Bulgarian lev, Romanian leu and Indian rupees.

        The following table presents information on the average exchange rates between the U.S. dollars and the key currencies to which we have exposure over the last three years:

	Years Ended December 31,
Foreign Exchange Rates	2019	2018	2017
U.S. dollar to Canadian dollar	1.327	1.296	1.298
U.S. dollar to euro	0.893	0.846	0.885
U.S. dollar to Philippine peso	51.763	52.553	50.370

Non-GAAP Measures

        We regularly monitor certain non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior periods. These non-GAAP financial measures are provided as supplemental information to the financial measures presented in this prospectus that are calculated and presented in accordance with GAAP. These non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described non-GAAP measures reported by other companies, including those within our industry. Consequently, our non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure and our consolidated financial statements. The non-GAAP financial measures we present in this prospectus should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

        Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share. We regularly monitor Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS as they are useful for management and investors to better understand our ability to manage operational costs, to evaluate our operating performance, and to facilitate a period-over-period comparison of our results. We calculate Adjusted Net Income by excluding other income, restructuring and other costs, share-based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets, and the related tax impacts of these adjustments, from net income, the most directly comparable GAAP measure. Other income, share-based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets are non-cash expenses and we do not consider these excluded items to be indicative of our operating performance. Restructuring and other costs are largely comprised of business acquisition costs and integration expenses that are not reflective of our ongoing operations. We calculate Adjusted Basic EPS by dividing the Adjusted Net Income by the basic total weighted average number of common shares outstanding during the period. We calculate Adjusted Diluted EPS by dividing the Adjusted Net Income by the diluted total weighted average number of common shares outstanding during the period. Adjusted Diluted EPS is calculated to give effect to share option awards and restricted share units.

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Net income	$69.0	$47.1	$43.4
Add back (deduct):
Other income(1)	(14.6)	(12.6)	—
Restructuring and other costs(2)	6.1	3.7	8.9
Share-based compensation expense(3)	13.2	5.8	4.0
Foreign exchange (gain) loss(4)	(2.6)	8.1	(0.5)
Amortization of purchased intangible assets(5)	14.9	14.7	3.2
Tax effect of the adjustments above	(3.6)	(1.4)	(2.3)

Adjusted net income	$82.4	$65.4	$56.7

Adjusted basic earnings per share(6)	$1.95	$1.56	$1.42

Adjusted diluted earnings per share(6)	$1.95	$1.56	$1.41

(1)
Other income is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of provisions for written put option liabilities to acquire the remaining non-controlling interests in our subsidiaries.

(2)
Restructuring and other costs are largely comprised of business acquisition costs and integration expenses, which include goods and services purchased and employee benefit expenses that are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions which often drives the magnitude of acquisition related costs, may not be indicative of the size, complexity and volume of future transactions. These costs are included in our operating results, as set out in the following table:

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Goods and services purchased	$5.8	$0.6	$7.7
Employee benefits expense	0.3	3.1	1.2

Restructuring and other costs	$6.1	$3.7	$8.9

(3)
We exclude share-based compensation expense because it is a non-cash charge and the changes in the value of the Company may have a significant impact on share-based compensation expense in any given period, which can prevent a comparison of our operating results among the periods.

(4)
We exclude foreign exchange adjustments because it allows for comparison of operating results among the periods, without regard to fluctuations in the foreign exchange rates to which we have exposure and which result in fluctuations that are not reflective of the underlying performance of our business.

(5)
We exclude amortization of purchased intangible assets because this is a non-cash charge and it allows management and investors to evaluate our operating results as if these assets had been developed internally rather than acquired in a business combination.

(6)
The following table presents reconciliations of the denominators of the basic and diluted per share computations.

	Year Ended December 31,
	2019	2018	2017
Basic total weighted average number of common shares outstanding	42,151,421	41,931,848	40,000,000
Effect of dilutive securities
Share option awards	139,801	89,310	72,809

Diluted total weighted average number of common shares outstanding	42,291,222	42,021,158	40,072,809

        Adjusted EBITDA.    We report Adjusted EBITDA because this is a key measure regularly used by management to evaluate our business performance. As such, we believe it is useful to investors in understanding and evaluating the performance of our business. This measure excludes from net income non-cash items and items that do not reflect the underlying performance of our business and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt. These items were added back for the same reasons described above in Adjusted Net Income. Adjusted EBITDA should not be considered an alternative to net income in measuring our performance, and it should not be used as an exclusive measure of cash flow. We believe a net income measure that excludes these non-cash items and items that do not reflect the underlying performance of our business is more reflective of underlying business trends, our operational performance and overall business strategy.

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Net income	$69.0	$47.1	$43.4
Add back (deduct):
Other income(1)	(14.6)	(12.6)	—
Interest expense	36.3	23.2	10.1
Foreign exchange(2)	(2.6)	8.1	(0.5)
Income taxes	26.0	21.9	15.7
Depreciation and amortization	92.2	49.5	32.2
Share-based compensation expense(3)	13.2	5.8	4.0
Restructuring and other costs(4)	6.1	3.7	8.9

Adjusted EBITDA	$225.6	$146.7	$113.8

Years Ended December 31,
2019	2018	2017
($ in millions)

(1)
Other income is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of provisions for written put option liabilities to acquire the remaining non-controlling interests in our subsidiaries.

(2)
We exclude foreign exchange adjustments because we believe such exclusion allows for comparison of our operating results among the periods, without regard to fluctuations in the foreign exchange rates to which we have exposure as these fluctuations are not reflective of the underlying performance of our business.

(3)
We exclude share-based compensation expense because it is a non-cash charge and the changes in the value of the Company may have a significant impact on share-based compensation expense in any given period, which can prevent a comparison of our operating results among the periods.

(4)
Restructuring and other costs are largely comprised of business acquisition costs and integration expenses, which include goods and services purchases and employee benefit expenses that are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions which often drives the magnitude of acquisition related costs, may not be indicative of the size, complexity and volume of future transactions. These costs are included in our operating results as set out in the following table:

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Goods and services purchased	$5.8	$0.6	$7.7
Employee benefits expense	0.3	3.1	1.2

Restructuring and other costs	$6.1	$3.7	$8.9

        Free Cash Flow.    We calculate Free Cash Flow by excluding capital expenditures from cash provided by operating activities. We use Free Cash Flow, and ratios based on it, to conduct and evaluate our business because, although it is similar to cash provided by operating activities, we believe it is a more conservative measure of cash flows since capital expenditures are a necessary component of our ongoing operations and our liquidity assessment.

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Cash flow from operations	$141.6	$93.5	$90.9
Less: capital expenditures	(62.8)	(50.5)	(41.4)

Free cash flow	$78.8	$43.0	$49.5

Results of Operations

	Years Ended December 31
	2019	2018	2017
	($ in millions)
Operating Revenue
Revenues arising from contracts with customers—service	$1,019.6	$834.6	$573.2
Other operating income	14.6	12.6	—

	1,034.2	847.2	573.2

Operating Expenses
Goods and services purchased	182.9	174.9	105.8
Employee benefits expense	630.4	522.5	366.5
Depreciation	73.1	31.3	25.4
Amortization of intangible assets	19.1	18.2	6.8

	905.5	746.9	504.5

Operating Income	128.7	100.3	68.7
Interest expense	36.3	23.2	10.1
Foreign exchange	(2.6)	8.1	(0.5)
Income before Income Taxes	95.0	69.0	59.1

Income taxes	26.0	21.9	15.7

Net Income	$69.0	$47.1	$43.4

Revenue

        Service revenues are derived primarily from providing digital and customer experience solutions and services to our customers. Service revenues consist largely of time-and-materials-based revenues and reimbursable expenses, which primarily include travel and entertainment costs that are chargeable to customers.

        Comparison of Years Ended December 31, 2019 and 2018.    Revenue increased $185.0 million, or 22.2%, to $1,019.6 million during 2019. This was due to growth in revenue from our clients, other than TELUS, of $120.5 million, largely as a result of incremental volumes derived from our existing clients as well as the launch of new clients, which generated $31.2 million of revenue. We also experienced growth in revenues from TELUS of $64.5 million over the comparative year, driven by an increase in services under existing programs as well as new programs launched in 2019. The revenue growth from both TELUS and our external clients is inclusive of a negative foreign exchange impact of $11.2 million.

        Comparison of Years Ended December 31, 2018 and 2017.    Revenue increased $261.4 million, or 45.6%, to $834.6 million during 2018, primarily due to the acquisitions of VoxPro and Xavient, which contributed an incremental $214.2 million, or 37.3%, to our revenue when compared to the prior year. Revenue from clients other than TELUS, excluding the incremental revenue generated from the VoxPro and Xavient acquisitions, increased $26.2 million over the comparative year, due to a combination of growth in existing clients and new client acquisitions. We also experienced volume growth in existing TELUS programs, which increased $21.0 million over the comparative year. The revenue growth year over year from our external clients and TELUS is inclusive of a favorable foreign exchange impact of $15.5 million.

Other Operating Income

        Other operating income reflects non-cash accounting gains recognized on the revaluation or settlement of assets and liabilities during the period.

        Comparison of Year Ended December 31, 2019 and 2018.    In 2019, a gain of $12.4 million was recognized, compared to $12.6 million in 2018, on the revaluation of the provision to acquire the remaining non-controlling interests in Xavient and a $2.2 million gain recognized, compared to no gain in 2018, on the exercise of the provision to acquire the remaining non-controlling interest in VoxPro.

        Comparison of Year Ended December 31, 2018 and 2017.    In 2018, a $12.6 million reversal of the estimated consideration to acquire the non-controlling interest in VoxPro has been recorded in other operating income during 2018, compared to no reversal in 2017.

Goods and services purchased

        Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs to supplement our team member base in the digital services portfolio, advertising and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, any bad debt expenses and facility expenses.

        On January 1, 2019, we adopted IFRS 16 Leases, using retrospective application with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019. This method of application did not result in the retrospective adjustment of amounts reported for periods prior to January 1, 2019. The adoption of IFRS 16 had the impact of decreasing our goods and services purchased expense as the lease payments are now recognized through depreciation and interest expense, rather than as a component of facilities expense, which is classified as goods and services purchased. In 2018 and 2017, we recognized goods and services expense of $36.0 million and $29.9 million, respectively, pertaining to facilities expense. Excluding the impact of IFRS 16, our goods and services purchased expenses have increased as we continue to expand our operations organically and via acquisitions. We expect that these expenses will continue to increase in absolute terms as we continue to expand and grow our revenue base but should remain consistent or decline as a percentage of revenues as economies of scale materialize.

        Comparison of Years Ended December 31, 2019 and 2018.    Goods and services purchased increased $8.0 million, or 4.6%, to $182.9 million during 2019. As a percentage of service revenue, goods and services purchased declined 3.1%. This was largely due to the adoption of IFRS 16, which reduced goods and services purchased by $44.9 million for 2019. This decrease was partially offset by $6.1 million of restructuring charges, largely pertaining to acquisition transaction costs recorded within the period, and a one-time $6.0 million charge incurred in connection with provisions for statutory tax receivables.

        Comparison of Years Ended December 31, 2018 and 2017.    Goods and services purchased increased $69.1 million, or 65.3%, to $174.9 million during 2018, increasing goods and services purchased as a percentage of revenue from 18.5% in 2017 to 21.0% in 2018. This 2.5% increase is attributable to an increase in software licensing and other employee related costs incurred in connection with a new general ledger implementation that the Company undertook in 2018 as well as the increase in the average number of team members due to the acquisition of VoxPro and Xavient. In addition, starting in 2018, with the acquisition of Xavient, there was a shift in our labor mix, with our full time team member base being supplemented with contracted resources to service some of the digital services we offer. Contracted resources are classified as goods and services purchased whereas costs associated with full time team members are classified as employee benefits expense.

Employee benefits expense

        The principal components of employee benefits expense include salaries, employee benefits, commissions on new sales and share-based compensation expense for our front line and administrative team members. From 2017 to 2019, employee benefits expense has increased in absolute dollars as a result of the increase in our team member base required to service the growth in revenue but as a percentage of revenue, employee benefits expense has decreased after 2017 due to the change in labor mix associated with our digital services portfolio. Contract labor represents approximately 10% of the total direct labor costs in 2019, compared to 6.8% in 2018, and is expected to grow in 2020.

        Comparison of Year Ended December 31, 2019 and 2018.    Employee benefits expense increased $107.9 million, or 20.7%, to $630.4 million for 2019, which is a function of the growth in the team member base required to service the growth in revenues of 22.2% year-over-year. As a percentage of revenue, employee benefits expense was 0.8% lower than 2018. This was due to a concerted effort by management to effectively manage and scale the salaries and benefits associated with administrative and overhead positions to drive efficiency within the business.

        Comparison of Years Ended December 31, 2018 and 2017.    Employee benefits expense increased $156.0 million, or 42.6% to $522.5 million for 2018, primarily due to the acquisitions of VoxPro and Xavient. As a percentage of revenue, employee benefits expense was 1.3% lower than 2017. This was due to a concerted effort by management to effectively manage the salaries and benefits associated with administrative and overhead positions to drive efficiency within the business. Also, as discussed in goods and services purchased, there was a shift to increasing the use of contracted labor to supplement our team member base in connection with our digital services portfolio, and associated expenses are recognized as a component of goods and services purchased in the statement of income and other comprehensive income.

Depreciation and amortization

        Depreciation and amortization under the application of IFRS 16 is higher than would have been the case prior to the application of IFRS 16, as discussed in "—Goods and services purchased" above. Given our strategy to continuously enhance our service offerings through organic investment and strategic acquisitions, we expect depreciation and amortization will continue to grow.

        Comparison of Years Ended December 31, 2019 and 2018.    Depreciation and amortization expense increased $42.7 million, or 86.3%, to $92.2 million for 2019. This is primarily due to the adoption of IFRS 16, which contributed an incremental $34.9 million of depreciation expense recognized in 2019 on right-of-use assets. In addition, depreciation and amortization expense has increased due to the growth in our depreciable base of assets as a result of capital investment made by the Company over the last twelve months.

        Comparison of Years Ended December 31, 2018 and 2017.    Depreciation and amortization expense increased $17.3 million, or 53.7%, to $49.5 million for 2018 due to the amortization recorded for the customer relationship intangibles recognized in connection with the acquisition of VoxPro and Xavient, with a combined value of $109.5 million.

Interest Expense

        Interest expense includes interest expense on long term and short term borrowings, accretion expense recognized on the unwinding of provisions on the balance sheet, and subsequent to January 1, 2019, interest expense recognized in accordance with IFRS 16. Interest expense under the application of IFRS 16 is higher than would have been the case prior to the application of IFRS 16, as discussed above in "—Goods and services purchased". As we continue to pay down our debt and have settled the significant provisions recognized in connection with the option to acquire the non-controlling interest in Xavient effective April 30, 2020, we expect the non-lease component of interest expense to continue to decrease; however, as we continue to expand our delivery footprint, both organically and through acquisitions, we expect the interest expense recognized in connection with IFRS 16 to continue to increase.

        Comparison of Years Ended December 31, 2019 and 2018.    Interest expense increased $13.1 million, or 56.5%, to $36.3 million during 2019. This was largely attributable to the application of IFRS 16, which resulted in an incremental $13.2 million of interest expense being recognized on leases.

        Comparison of Years Ended December 31, 2018 and 2017.    Interest expense increased $13.1 million, or 130%, to $23.2 million during 2018. This was due to the increase in the average debt balance under our credit agreement to finance the acquisition of Xavient. In addition, accretion expense increased $6.3 million in connection with the accretion recognized on the written put option provision to acquire the remaining non-controlling interests in VoxPro and Xavient.

Foreign Exchange

        Foreign exchange is comprised of gains and losses recognized on derivatives designated as held for trading, as well as foreign exchange gains and losses recognized on the revaluation and settlement of non U.S. dollar transactions. Please refer to "—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk" for a discussion of our hedging programs.

        Comparison of Years Ended December 31, 2019 and 2018.    A foreign exchange gain of $2.6 million was recognized for 2019. This was due to a mark-to-market gain of $0.3 million, recognized on currency derivatives designated as held for trading, as compared to a loss of $0.8 million for 2018, as well as a foreign exchange gain of $2.3 million, recognized as a result of the strengthening of the Philippine peso compared to the U.S. dollar, as compared to a loss of $7.3 million for 2018.

        Comparison of Years Ended December 31, 2018 and 2017.    A foreign exchange loss of $8.1 million was recognized during 2018. This was due to a mark-to-market loss of $0.8 million recognized on currency derivatives designated as held for trading, as compared to a loss of $5.1 million for 2017, and a foreign exchange loss of $7.3 million, recognized as a result of the depreciation of the Canadian dollar and Philippine peso against the U.S. dollar and the resulting revaluation loss recognized on the Canadian dollar and Philippine peso denominated working capital, as compared to a gain of $5.6 million for 2017.

Income tax expense

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Income tax expense	$26.0	$21.9	$15.7
Income taxes computed at applicable statutory rates	28.2%	29.4%	28.0%

Effective tax rate (%)	27.3%	31.8%	26.5%

        Comparison of Years Ended December 31, 2019 and 2018.    Income taxes expense increased by $4.1 million for 2019, and the effective tax rate decreased from 31.8% to 27.3%. The decrease in the effective tax rate is primarily due to prior period adjustment, a decrease in Canadian tax accrued on cross-border services and a change in income mix, partially offset by a decrease in the foreign tax differential.

        Comparison of Years Ended December 31, 2018 and 2017.    Income tax expense increased by $6.2 million for 2018, and the effective tax rate increased from 26.5% to 31.8%. The increase in the effective tax rate for the year was primarily due to prior period adjustments, partially offset by a decrease in non-deductible amounts. Normalized for the adjustments to prior periods, the 2018 effective tax rate would have been 28.6%. The effective tax rate in 2017 was 27.7%.

Related Party Transactions

        During the years ended December 31, 2019, 2018, and 2017, we entered into related party transactions with our controlling shareholder, TELUS and its subsidiaries and our minority shareholder, Baring.

Recurring Transactions with TELUS Corporation

        In 2016, we entered into a ten-year master services agreement and a shared services agreement with TELUS. Revenues earned pursuant to the TELUS MSA are recorded as revenue and management fees incurred in connection with the shared services agreement for certain shared services provided to us are recorded as goods and services purchased.

        The table below summarizes the transactions with TELUS and its subsidiaries, for each of 2019, 2018 and 2017:

	Years Ended December 31,
	2019	2018	2017
	($ in millions)
Service Revenue	$267.7	$203.2	$182.2
Management Fees	(4.9)	(5.4)	(4.2)

Total	$262.8	$197.8	$178.0

Amounts Received from TELUS Corporation	$251.5	$199.3	$208.8
Amounts Paid to TELUS Corporation	$27.3	$19.4	$53.5

        There was a receivable from TELUS of $30.2 million and $21.4 million in 2019 and 2018, respectively, and a payable to TELUS of $26.0 million and $20.3 million in 2019 and 2018, respectively.

        We expect that when this offering is complete TELUS will continue to provide us with certain management services pursuant to a shared services agreement with us. See "Certain Relationships and

Related Party Transactions—Our Relationship with TELUS—Transition and Shared Services Agreement".

Other Transactions with TELUS Corporation

        On February 6, 2018, 929,110 Class A Common Shares with a fair value of $25.7 million were issued to TELUS. The proceeds were used to finance the acquisition of Xavient.

        On February 12, 2018, 180,505 Class D Common Shares were issued to a company controlled by a member of our senior leadership team for cash proceeds totaling $5.0 million. These shares were subsequently repurchased by TELUS on November 29, 2019.

        On January 29, 2020, 3,260,580.2 Class A Common Shares and 50,000 Class C Common Shares with a fair value of $126.1 million were issued to TELUS. The proceeds from these share issuances were used to finance the acquisition of CCC, which closed on January 31, 2020.

        Effective January 31, 2020, TELUS participated as a lender in the credit facility syndicate with a balance of $123.0 million outstanding at June 30, 2020.

        On April 1, 2020, we acquired the assets and contracts of MITS from TELUS for equity consideration of 785,660 Class C Common Shares, with a fair value of $48.8 million.

        On April 30, 2020 we issued 1,207,729 Class A Common Shares to TELUS for proceeds of $75.0 million to finance the buyout of the non-controlling interest in Xavient as at April 30, 2020.

Transactions with Baring Private Equity Asia

        On February 6, 2018, 500,290 Class B Common Shares with a fair value of $13.9 million were issued to Baring. The proceeds were used to finance the acquisition of Xavient.

        On January 29, 2020, concurrent with the acquisition of CCC, we issued 1,782,620.1 Class B Common Shares to Baring for cash proceeds of $67.9 million. The proceeds from these share issuances were used to finance the acquisition.

        Concurrent with the shares issued to TELUS in connection with the exercise of the Xavient put liability and the acquisition of MITS, we provided Baring with an option to purchase up to 1,070,253 Class B Common Shares at an exercise price of $62.10 per share. Baring has elected to exercise this option to purchase 1,070,253 Class B Common Shares for aggregate consideration of $66.5 million. Settlement of the option is expected to occur on or before October 21, 2020.

        As at December 31, 2019 and 2018, there were no amounts receivable or payable to Baring Private Equity Asia.

Liquidity and Capital Resources

Capital resources

        As at June 30, 2020, we had approximately $341.6 million of available liquidity comprised of:

  •
  cash and cash equivalents of $134.9 million; and

  •
  available borrowings of $204.5 million under the revolving credit facility of our credit agreement, and $2.2 million available under credit facilities entered into by our subsidiaries.

        Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.

        In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and temporary investments.

        We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt and/or issue new debt to replace existing debt with different characteristics. We believe that our financial objectives are supportive of our long-term strategy.

        We monitor capital utilizing the financial covenants prescribed in our credit facility. As at June 30, 2020, we were in compliance with all of our covenants.

        The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2019, 2018, and 2017.

	Years Ended December 31
	2019	2018	2017
	($ in millions)
Cash provided by operating activities	$141.6	$93.5	$90.9
Cash used by investing activities	(103.5)	(162.9)	(107.0)
Cash provided (used) by financing activities	(24.0)	50.7	48.6
Effect of exchange rate changes	(0.2)	(1.1)	1.0

Increase (decrease) in cash position during the period	$13.9	$(19.8)	$33.5

Cash and temporary investments, beginning of period	$65.6	$85.4	$51.9

Cash and temporary investments, end of period	$79.5	$65.6	$85.4

Operating activities

        We generated cash from operating activities of $141.6 million in 2019, up $48.1 million from 2018. This increase is primarily attributable to a $62.4 million increase in net income adjusted for depreciation, amortization and other non-cash items. This was offset in part by an increase in our working capital of $14.3 million compared to the prior year as a result of an increase in customer receivables associated with higher revenue earned during the year as well as an increase in security deposits made with respect to our lease agreements.

        We generated cash from operating activities of $93.5 million in 2018, up $2.6 million from 2017. This increase is primarily attributable to a $29.0 million increase in net income adjusted for depreciation, amortization and other non-cash items. This was offset in part by an increase in our working capital of $26.4 million compared to the prior year primarily due to the acquisition of Xavient.

Investing activities

        For the year ended December 31, 2019, we invested $103.5 million into the business, which is $59.4 million lower than the prior year. The decrease was primarily due to payments made in connection with business acquisitions, which were $50.8 million in 2019 compared to $115.4 million in 2018.

        For the year ended December 31, 2018, cash used by investing activities was $162.9 million, which was $55.9 million higher than the prior year. The increase was primarily due to payments made in connection with business acquisitions, which were $115.4 million in 2018 compared to $62.5 million in 2017.

Financing activities

        For the year ended December 31, 2019, cash used by financing activities was $24.0 million. This represents a $74.7 million decrease in cash flow for 2019 compared to the prior year. This was largely attributable to the application of IFRS 16, which resulted in an incremental $47.0 million of payments on our lease liability. The decrease was also due to $49.0 million of repayments on our credit facility and debt issuance of $72.0 million, in 2019, compared to $38.1 million and $75.0 million in 2018, respectively. Additionally, in 2018, $18.9 million was received from the sale of Class B and D shares and $4.6 million was paid to settle an existing line of credit Xavient had at the time of acquisition.

        For the year ended December 31, 2018, cash provided by financing activities was $50.7 million, up $2.1 million from 2017. This was largely the result of drawing $75.0 million on our revolving credit facility to finance the Xavient acquisition. Additionally, $13.9 million was received from the cash sale of Class B Common Shares and $5.0 million was received from the cash sale of Class D Common Shares. This was partially offset by payments on our credit facility of mandatory repayments of $6.0 million on our term loan facility and $32.1 million on the revolving facility. Additionally, $4.6 million was paid to settle an existing line of credit Xavient had at the time of acquisition.

Future Capital Requirements

        We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next twelve months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors to the extent that existing and cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through equity, substantial dilution to existing shareholders may occur. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See "Risk Factors—Risks Related to Our Business—We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business".

Capital Expenditures

	Years Ended December 31
	2019	2018	2017
	($ in millions)
Capital expenditures	$62.8	$50.5	$41.4

Comparison of Years Ended December 31, 2019 and 2018.

        Capital expenditures increased by $12.3 million, or 24.4%, to $62.8 million for the year ended December 31, 2019. Approximately $16.0 million of the increase and 72% of the capital expenditures were attributable to growth projects, directly in connection with expanding facilities and equipment in the Asia-Pacific and Central America regions in 2019 to support new and existing customer growth. The increase in growth capital expenditures was offset by a decline in maintenance capital expenditures of $3.7 million year-over-year due to the rotational timing of maintenance capital expenditures, which represented 28% of the total expenditure for 2019.

Comparison of Years Ended December 31, 2018 and 2017.

        Capital expenditures for 2018 increased by $9.1 million, or 22.0%, for the year ended December 31, 2018 from the prior year. The increase is attributable to $9.4 million of maintenance capital expenditures incurred during the year to upgrade existing facilities of the businesses we acquired, VoxPro and Xavient, to ensure they were in line with the Company's standards for its facilities.

Contractual Obligations

        As a component of our capital structure financial policies, we manage liquidity risk by:

  •
  maintaining bilateral bank facilities and a syndicated credit facility;

  •
  continuously monitoring forecast and actual cash flows; and

  •
  managing maturity profiles of financial assets and financial liabilities.

        We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

        The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. As at December 31, 2019, the contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
			Composite long-term debt
	Non- interest bearing financial liabilities				Currency swap agreement amounts to be exchanged
			Long-term debt, excluding leases(1)
		Due to affiliated companies					Interest rate swap agreement
Year ($ millions)				Leases	(Receive)	Pay		Total
2020	$209.0	$26.0	$16.8	$48.8	$(391.2)	$388.0	$—	$297.4
2021	166.4	—	16.6	44.7	—	—	—	227.7
2022	—	—	328.8	35.1	—	—	3.2	367.1
2023	—	—		32.2	—	—	—	32.2
2024	—	—	—	20.2	—	—	—	20.2
2025-2029	—	—	—	39.7	—	—	—	39.7
Thereafter	—	—	—	14.7	—	—	—	14.7

Total	$375.4	$26.0	$362.2	$235.4	$(391.2)	$388.0	$3.2	$999.0

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2019.

Off-Balance Sheet Arrangements

        We do not have any obligations under guarantee contracts or other contractual arrangements. Accordingly, our result of operations, financial condition and cash flows are not subject to material off-balance sheet risks.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

        Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25 basis point increase in interest rates on our variable-rate debt would cause an estimated increase in interest expense of approximately $0.8 million per year, based on the amounts outstanding at December 31, 2019.

Foreign Currency Risk

        Our consolidated financial statements are reported in U.S. dollars but our international operating model exposes us to foreign currency exchange rate changes that could impact the translation of foreign denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The Euro and the Canadian Dollar are the foreign currencies to which we currently have the largest exposure. The sensitivity analysis of our exposure to foreign currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The Canadian dollar, European euro and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations below.

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Reasonably possible changes in market risks(1)
10% change in U.S. dollar: CDN$ exchange rate
U.S. dollar appreciates	$(0.4)	$(0.1)	$1.5	$—	$—	$—	$(0.4)	$(0.1)	$1.5
U.S. dollar depreciates	$0.4	$0.1	$(1.5)	$—	$—	$—	$0.4	$0.1	$(1.5)
10% change in U.S. dollar: euro exchange rate
U.S. dollar appreciates	$(2.7)	$(1.8)	$0.1	$—	$7.1	$—	$(2.7)	$5.3	$0.1
U.S. dollar depreciates	$2.7	$1.8	$(0.1)	$—	$(7.1)	$—	$2.7	$(5.3)	$(0.1)
10% change in U.S. dollar: Philippine peso exchange rate
U.S. dollar appreciates	$(0.3)	$1.6	$1.0	$—	$—	$—	$(0.3)	$1.6	$1.0
U.S. dollar depreciates	$0.3	$(1.6)	$(1.0)	$—	$—	$—	$0.3	$(1.6)	$(1.0)

        We therefore face exchange rate risk through fluctuations in relative currency prices, which are unpredictable and costly to hedge. Appreciation of foreign currencies against the United States dollar will increase our cost of doing business and could adversely affect our business, financial condition or financial performance. Our foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments, as well as swaps which are used to manage the currency risk associated with Euro denominated inflows being used against US dollar denominated debt.

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which require us to make judgments, estimates, and assumptions that affect: (i) the reported amounts of assets and liabilities; (ii) disclosure of contingent assets and liabilities at the end of each reporting period; and, (iii) the reported amounts of revenues and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policy choices require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies and, (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management.

        An accounting policy is considered to be critical if it requires an accounting estimate to be made based on the assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements.

Estimates

        The significant estimates and assumptions that we make and their relative significance and degree of difficulty are as follows:

Judgments

        Our significant judgments, apart from those involving estimation, include the following:

  •
  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes. In the normal course, we make changes to our assessments regarding presentation materiality so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

  •
  In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue as it relates to assessing when we have satisfied our performance obligations to our customers, either at a point in time or over a period of time.

  •
  Determination of our functional currency and the functional currency of each subsidiary involves significant judgment. The determination of functional currency affects the carrying value of non-current assets included in the statement of financial position and, as a consequence, the amortization of those assets, as well as the exchange gains and losses recorded in the consolidated statement of income and other comprehensive income and the consolidated statement of equity.

  •
  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

  •
  In connection with the annual impairment testing of goodwill, there are instances where we must exercise judgment in the determination of our cash generating unit. A significant judgment that we make is that each geographic area in which we operate is insufficiently distinct, making it impractical to objectively distinguish the cash flows of each region. As such, each region is not an individual cash generating unit.

  •
  In respect of claims and lawsuits, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

Revenue recognition

        Our solutions involve delivery of multiple services and products that occur at different points in time and/or over different periods of time; as referred to above, this is a significant judgment for us. As appropriate, these arrangements contain multiple performance obligations and the transaction price is measured and allocated among the performance obligations based upon their relative fair values (derived using company-specific objective evidence). Our relevant revenue recognition policies are then applied to the performance obligations.

        Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple performance obligation arrangements, their relative fair values are appropriate.

Depreciation, amortization and impairment

Depreciation and amortization

        Property, plant, and equipment including right of use assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to above, the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

        Estimated useful lives for the majority of our property, plant and equipment and right of use lease assets subject to depreciation are as follows:

Estimated useful lives
Computer hardware and network assets	3 to 5 years
Buildings and leasehold improvements	20 years
Furniture and equipment	3 to 7 years
Right-of-use lease assets	3 to 20 years

        Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Customer contracts and related customer relationships	4 to 10 years
Software	3 to 5 years

Impairment—general

        Impairment testing compares the carrying values of the assets or cash generating unit being tested with their recoverable amounts (the recoverable amount being the greater of an asset's value in use or its fair value less costs to sell); as referred to above, this is a significant estimate for us. Impairment losses are immediately recognized, to the extent that the carrying value of an asset exceeds its recoverable amount. Should the recoverable amounts for impaired assets subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of "unwinding the discount" and that the resulting carrying values do not exceed the carrying values that would have been the result if no impairment losses had been previously recognized.

Impairment—property, plant and equipment; intangible assets subject to amortization

        The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; these considerations could indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered recoverable, an impairment loss would be recorded.

Impairment—goodwill

        The carrying value of goodwill is periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but goodwill must, at a minimum, be tested annually; we have selected October 1 as our annual test date.

        We assess our goodwill by comparing the recoverable amounts of our business to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying value of the assets on a pro-rated basis.

Income and other taxes

        We follow the liability method of accounting for income taxes; as referred to above, this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

        We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which the changes in estimates arise; we have selected this approach as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

        Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the consolidated statement of income and other comprehensive income as a component of income tax expense.

Recent Accounting Pronouncements

(a)   Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

        In January 2016, the International Accounting Standards Board released IFRS 16 Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17 Leases. The standard removes the lessees' classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

        The most significant effect of the new standard is the lessee's recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities on the statement of financial position, including those for most leases that would previously have been accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

        The presentation on the statement of income and other comprehensive income required by the new standard results in the presentation of most non-executory lease expenses as depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased (executory lease expenses will remain a part of goods and services purchased); reported operating income would thus be higher under the new standard.

        Relative to the results of applying the previous standard, although actual cash flows are unaffected, the lessee's statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the presentation of the payments of the "principal" component of leases, which were previously accounted for as operating leases, as a cash flow use within financing activities under the new standard.

        We applied the standard using the retrospective application, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019, subject to permitted and elected practical expedients; such method of application did not result in the retrospective adjustment of amounts reported for periods prior to 2019. The nature of the transition method selected is such that the lease population as at January 1, 2019, and the discount rates determined contemporaneously, is the basis for the cumulative effects recorded as at that date.

Implementation

        As a transitional practical expedient permitted by the new standard, we have not reassessed whether contracts are, or contained, leases as at January 1, 2019, applying the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17 Leases, and IFRIC 4 Determining whether an Arrangement contains a Lease, are a part of the transition to the new standard. Only contracts entered into (or changed) after December 31, 2018, will be assessed for being, or containing, leases applying the criteria of the new standard.

        IFRS 16 Leases, has the following impact on the 2019 opening amounts:

As at January 1, 2019	Excluding effects of IFRS 16	IFRS 16 effects	As reported under IFRS 16
	($ in millions)
Non-current assets
Property, plant and equipment, net	$115.2	$138.4	$253.6
Deferred income taxes	$2.6	$1.3	$3.9
Current liabilities
Current maturities of long-term debt	$6.0	$26.7	$32.7
Non-current liabilities
Long-term debt	$302.0	$127.6	$429.6
Owners' equity
Retained earnings	$(108.3)	$(14.7)	$(123.0)
Accumulated other comprehensive income	$21.2	$0.1	$21.3

(b)   Standards, interpretations and amendments to standards not yet effective and not yet applied

        In October 2018, the IASB amended IFRS 3 Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application is permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the current standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the current standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity's results of operations that would differ from the effect of goodwill having been recognized). We have applied the standard prospectively from January 1, 2020. The effects, if any, of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions.

Internal Control over Financial Reporting

        Prior to this offering, similar to other private companies, neither we nor our independent registered public accounting firm were required to deliver an opinion on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm's audits of our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 involved assessments of internal control over financial reporting as a basis for designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. In connection with this offering, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting as at December 31, 2019. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements may not be prevented or detected on a timely basis. Specifically, the material weaknesses related to the ineffective design of controls relating to the review and approval of revenue recognition and journal entries at our less significant subsidiaries and the related ineffective design of risk assessment procedures, deployment of control activities, and monitoring of internal control over financial reporting at these subsidiaries. The material weaknesses have not resulted in a material misstatement of our consolidated financial statements.

        We have taken steps to address these material weaknesses and continue to implement our remediation plan. We have prepared a detailed plan to design, evaluate and document the overall control environment and resolve the identified weaknesses. As part of this remediation plan, we are formalizing policies and procedures with respect to our period-end closing process and financial reporting. This includes documenting account reconciliations, journal entries and review of unusual transactions. In addition, we have engaged an external advisor to provide assistance with the remediation plan, as part of their overall evaluation of our internal control over financial reporting program. These remediation measures may be time consuming, and may place significant demands on our financial and operational resources, but we believe such remediation activities will address the underlying cause of the issues noted above.

        While we have put in place a plan to remediate such material weaknesses, we may identify additional material weaknesses or significant deficiencies in the future. As a public company, we will not be required by Section 404 of the Sarbanes-Oxley Act of 2002 and applicable Canadian securities laws, including National Instrument 52-109—Certification of Disclosure in Issuers' Annual and Interim Filings, to include a report of management's assessment of our internal control over financial reporting until our annual report for the year ending December 31, 2021, and, an independent auditor's attestation report on our internal control over financial reporting until our annual report for the year ending December 31,            . Accordingly, we cannot assure you that we will not in the future have additional material weaknesses or significant deficiencies. See "Risk Factors—Risks Related to Our Business—As a result of becoming a public company in the United States, we will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act. We have identified a material weakness in our internal control over financial reporting".

BUSINESS

Overview

        We are a leading customer experience innovator that designs, builds and delivers next-generation digital solutions for global and disruptive brands. Our services support the full lifecycle of our clients' digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Our customer-centric approach underpins everything we do. We believe customer experience delivered by empathetic, highly-skilled and engaged teams is key to providing a high-quality brand experience to customers. Over the last 15 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.

        Technology is rapidly transforming the way businesses interact with their customers. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple digital channels. These technologies have simultaneously empowered customers and raised their expectations. To meet modern customer expectations, companies must provide an experience that is not only personalized and empathetic, but also consistent and integrated across omnichannel touchpoints. To quickly capture, evaluate and adapt to customer feedback on a global scale, companies need people with expertise in advanced analytics, artificial intelligence, machine learning and data analysis, together with leading digital technologies to deliver optimal omnichannel customer experiences. We believe few service providers have the combination of people, capabilities and technology to help companies address the entire spectrum of designing, building and delivering integrated end-to-end customer experience systems.

        Our solutions and services are relevant across multiple markets, including IT services for digital transformation of customer experience systems ("DX") and digital customer experience management ("DCXM"). We believe our comprehensive and integrated capabilities across DX and DCXM position us to uniquely address our clients' needs and objectives. We lead our clients through a consultative approach that accelerates their adoption of advanced technologies to deploy and deliver innovative solutions.

        We have built an agile delivery model with global scale to support next-generation digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients' evolving needs. We have almost 50,000 team members located in 50 delivery locations across 20 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. Through the COVID-19 pandemic, we have enabled over 90% of our team members to work from home or alternate work locations, while continuing to meet our clients' quality and security expectations and providing even more flexibility to enable our customer needs. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets.

        Our clients include over 600 companies many of which believe that customer experience is critical to their success. We seek to work with disruptive companies and leaders in their respective sectors. We have built long-tenured relationships with these companies within our core targeted industry verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our relationship with TELUS, our largest customer and controlling shareholder, has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within the communications vertical, customer service excellence focus and an internationally recognized social purpose impact. We intend to renew our TELUS MSA that will provide for a new term of 10 years and will provide for a minimum annual volume of service. For more information, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Master Services Agreement". In 2019, revenues from TELUS represented approximately 26% of total revenues, with one additional client accounting for approximately 11% of our total revenues. Our top ten clients represented 67.0% of our revenue. Excluding TELUS, we experienced a 72.0% average growth rate across our other top ten clients during 2019. We have an average relationship tenure of seven years with our top ten clients outside of TELUS. Our robust growth was driven by our exposure to attractive client industry verticals, strong execution and successful deployment of greater services to top clients.

        We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We have carefully cultivated our caring culture over the last 15 years by ensuring full cultural alignment with the individuals we choose to join our team, the clients we chose to work with and the manner in which we have built and run our business. We have a unique approach to attracting, developing and retaining team members, which underpins a framework that we refer to as our Culture Value Chain ("CVC"). Our CVC establishes a direct link between a strong corporate culture and the ability to drive higher team member engagement and retention, ultimately leading to superior services and better outcomes for our clients and their customers. We are committed to diversity and inclusion across our entire organization, which supports our vision, values, culture and strategy.

        For the years ended December 31, 2019, 2018 and 2017 our service revenue was $1,019.6 million, $834.6 million and $573.2 million, respectively, reflecting a compound annual growth rate of 34% over this period. Our net income was $69.0 million, $47.1 million and $43.4 million, for the years ended December 31, 2019, 2018 and 2017, respectively. Our adjusted net income was $82.4 million, $65.4 million and $56.7 million for the years ended December 31, 2019, 2018 and 2017, respectively and our adjusted EBITDA was $225.6 million, $146.7 million and $113.8 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a reconciliation of adjusted net income and adjusted EBITDA to net income, the most directly comparable financial measures calculated and presented in accordance with GAAP.

Our Company

        Our Unique Heritage.    TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS. TELUS is a leading communications and information technology company in Canada, with over 15 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. TELUS' long-standing commitment to putting customers first fuels every aspect of its business, including its focus on customer service excellence and customer loyalty as supported by TELUS International. This is evidenced by a postpaid wireless churn rate that was below 1% for the sixth consecutive year in 2019 and among the lowest compared to its global peers. Embedded in TELUS' culture is a customer-first mindset, a world-class approach to corporate governance and operating discipline and a social purpose focused on leveraging technology to enable remarkable human outcomes. TELUS has been recognized for its excellence in customer satisfaction, workplace best practices and community volunteerism.

        At the forefront of everything we do at TELUS International is, similarly, a client-first commitment and a relentless pursuit of optimal business outcomes for our clients. We believe that better outcomes begin with the talented team members that are dedicated to supporting our clients. We make significant investments to attract, retain and develop talent across our service offerings. This is the cornerstone of what we refer to as our "caring culture".

        We care deeply about devoting the optimal mix of talent and capabilities to our clients and ensuring continuous performance improvement through data-driven decision-making. We have also cultivated process intelligence proficiencies across our organization, from human resources and talent management to our dedicated implementation and service delivery teams. We have developed our own methods of performance measurement for quality and efficiency that complement client-specific performance measures. Ultimately, we believe it is our differentiated caring culture, which drives an 85% (in 2019) team member engagement score and industry-leading retention rates, that contributes to margin enhancement and fuels success in every aspect of our business.

        Our History and Evolution.    Since our founding, we have evolved and grown our business from an in-house customer care provider for TELUS to a next-generation customer experience ("CX") innovator that designs, builds, and delivers digital solutions for global and disruptive brands. In 2005, seeking a strategic in-house partner for CX solutions, TELUS acquired a controlling interest in Ambergris Solutions, a boutique CX provider in the Philippines catering to traditional U.S.-based enterprise clients. Ambergris was subsequently re-branded as TELUS International, and, from 2008 to 2014, we made a number of additional significant organic investments, as well as acquisitions, with the goal of better serving our growing portfolio of global clients. We expanded our delivery platform to access highly-qualified talent in multiple geographies, including in Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities. It was clear to us that digital enablement would become increasingly vital for our clients, and as a result we focused our expansion strategy on developing this expertise organically and, in some cases, accelerating our growth through strategic acquisitions.

        During this time, we also made a series of investments in our people and our culture predicated upon the core philosophy that our caring culture drives sustainable team member engagement, team member retention and customer satisfaction. We invested in our ability to attract and retain exceptional people across several competitive, global talent pools and built what we believe are inspiring, state-of-the-art, service delivery locations designed to optimize team member engagement, productivity and well-being. We invested in our global training and talent management teams to enhance our custom curricula and career pathing opportunities. Additionally, over the last 10 years we built a robust corporate social responsibility program focused on community development, local philanthropic giving, education and social equality. For example, we have implemented community giving events in each of the countries in which we operate and, in the Philippines, Guatemala, El Salvador, Bulgaria and Romania, we have established "Community Boards", which have distributed over $2.5 million to local charities since 2011. We have frequently been recognized by industry analysts, such as Frost & Sullivan, for our best practices with respect to corporate social responsibility.

        Over time, we realized our service offerings and client-first approach would appeal to clients beyond our early telecommunications-centric base. As a result, we expanded our focus across multiple industry verticals, targeting clients who, like TELUS, believe that exceptional customer experience is critical to their success. Higher growth technology companies, in particular, embraced our service offerings and approach and quickly became our largest and most important industry vertical.

        In 2016, Baring Private Equity Asia, a leading global private equity investor, acquired a significant minority stake in TELUS International, which enabled us to amplify investment in our digital IT portfolio and further expand into Asia. We have since accelerated strategic acquisitions that have extended our geographic footprint, deepened our digital IT capabilities and broadened our client base of technology brands.

        In 2017, we acquired VoxPro, a customer experience technical support and sales operations solutions provider, which increased our agile delivery platform with additional facilities in the United States, Europe and Asia. We have continued VoxPro's support of several innovative and disruptive technology companies that change the way consumers interact with the marketplace.

        In 2018, we acquired Xavient Digital, a next-generation digital IT consulting company with expertise in artificial intelligence ("AI")-powered digital transformation services, UI and UX design, open source platform services, cloud, IoT, big data and other IT lifecycle services. This acquisition significantly enhanced our digital IT expertise and expanded the breadth of our digital IT solutions and services.

        At the beginning of 2020, we acquired CCC, a leading provider of high-value-added business services with a focus on trust and safety, including content moderation. This transaction significantly increased the scale and diversity of our business, adding approximately 8,500 team members and delivery capabilities in 10 additional countries. It also expanded and diversified our client base in our Tech and Games industry vertical in Europe. Through the addition of VoxPro, Xavient Digital, and CCC, we significantly bolstered the digital offering that we provide and grew our digital-focused team.

        Today, we are a CX innovator that designs, builds and delivers next-generation digital solutions for global and disruptive brands. We operate in 20 countries from 50 delivery locations. We have almost 50,000 team members serving a diverse base of over 600 clients across multiple industry verticals.

        Our journey has been highly successful as evidenced by our 34% compound annual revenue growth rate from 2017-2019 and third-party recognition for business excellence and social purpose. We are proud to have been recognized by the Everest Group for our leadership in customer experience management services and have been ranked among the best employers in many of the markets in which we operate.

Industry Background

        Technology, Innovation and Digital Enablement.    Technology is transforming the way businesses interact with their customers at an accelerating pace and scale. Our clients and their customers have more information and more choices than ever before and their expectations surrounding brand experiences and the speed at which companies must process and respond to customer interactions are changing rapidly. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple digital channels. The COVID-19 pandemic has further accelerated the use of digital channels as the first, and sometimes only, points of customer interaction. Customers value a consistent and personalized experience across channels when interacting with the companies that serve them. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with authentic human experience that is capable of demonstrating a sincere commitment to customer satisfaction.

        Across industries, customer experience has become a critically important competitive differentiator. Next-generation technologies such as advanced analytics, AI, robotic process automation ("RPA"), and augmented and virtual reality ("AR/VR") allow digitally native companies to streamline customer interactions, without removing the human element, through the entire customer journey from creation of product awareness through facilitating product research, purchase, fulfillment and then customer retention and advocacy of products. Businesses need highly discerning human operators, empowered by cutting-edge technology and processes, to deliver next-generation customer experiences.

        Empowered and Engaged Customers.    The pervasiveness of next-generation technologies, which enables always-on connections, access to information 24/7 and greater variety of choice, has encouraged customer empowerment and raised their expectations. Customers are choosing how and when to interact with businesses, very often dictating the terms and frequency of such interactions. Accordingly, customer-centric companies have shifted from products and solutions-first, to customer experience-first. Customer-centricity is no longer an option—it has become an absolute necessity.

        Competition for differentiation is now focused on customer experience. Customers prefer simplicity, personalization and consistency across all channels and high levels of service. Customers are increasingly choosing experience over product and price, and are willing to pay more for positive customer service experiences. While positive experiences can help build customer loyalty, negative ones can severely undermine loyalty and retention. Customers today share their experiences through various digital channels with a rapid and global feedback loop. These immediate reactions are pressuring businesses to have in place the right customer experience systems and processes that get engagement right on the first try. Companies wishing to operate across digital channels need to be more cognizant of and responsive to how customers engage with them and make buying decisions. Customer experience has become a key competitive advantage, and it is critical for companies to manage it by partnering with customer service experts to represent their valued brands.

        Evolution of Customer Experience.    Contact centers have evolved from single-point, voice-based, interaction hubs to omnichannel points of customer engagement. Companies increasingly view these omnichannel points of engagement as opportunities to build customer loyalty and increase wallet share. Today, companies across all industries are focused on customer experience, which is in contrast to past decades, when handling customer service, sales generation and collections was primarily the domain of the technology, telecom, hospitality and banking and financial services industries. People were the primary touch points between companies and customers. Customer care has greatly evolved from agent-driven interactions to a more holistic approach of managing customer experience across both digital and human channels, with human channels used primarily for complex interactions and exception handling. Such exceptions typically include more complex issues that require a human interaction and/or culturally nuanced expertise as well as empathy. As humans are being used primarily for complex interactions and exception handling, the quality of these interactions matters even more today as companies need engaged, experienced, empathetic and technology-savvy employees representing their brands in their customer interactions.

        Importance of Building Trust and Security.    Companies and brands operating in the global digital marketplace need to engender trust in their online offerings in order to provide a feeling of safety that encourages customers to communicate and transact more. Accurate and rapid identification of content that violates the criteria of these offerings is of critical importance as user-generated content continues to grow. Social media platforms need to moderate content on their platforms not only to ensure the safety of users, but also to ensure the accuracy and reliability of information and, ultimately, to protect their brand and credibility in the marketplace. Increasingly, this need is driven by customers and regulators. Despite significant advances in technologies, such as AI and automation, expert human intervention is still needed to handle content and customer concerns with the highest complexity. Additional concerns regarding data privacy further drive the demand for a complete customer experience-oriented security solution at a time of significant scale and growth for these platforms. Companies across all industries are also faced with the challenge of knowing who they are interacting with in the global digital marketplace. Additionally, fraud, identity theft and asset appropriation have become more pervasive. Companies are also faced with increasingly onerous "know your customer" and anti-money laundering requirements that demand the collection of sensitive information. Companies are looking for solutions to assist in responding to these challenges with customer experience, confidentiality and compliance in mind.

        Challenges for Companies.    To meet modern customer expectations, companies must provide an experience that is not only personalized and empathetic, but consistent and integrated across omnichannel touchpoints, whether human or digital. Companies not only need a customer-centric mindset, but they also need to re-design and re-engineer their customer engagement processes. They need to invest in software platforms that will help them gather all available customer information, integrate with middle- and back-office systems and harness the data to provide a personalized experience. To enable this, companies need people with expertise in advanced analytics, AI and machine learning ("ML") techniques capable of analyzing data to anticipate customer needs and use the results to empower customer interactions. We believe that such complex re-design and re-engineering of processes are best executed by experts in customer experience strategy and design consulting, IT services and process expertise, as such abilities are often not readily available in-house. Disruptive technology companies may be experts in the use of next-generation technologies but they often do not have expertise in overall customer experience or use of human channels. Other companies often lack digital channels and do not have integrated design, technology and operational talent to develop a strategy, re-engineer processes, deploy next-generation technologies and provide a personalized customer experience integrated across digital and human channels. This re-design and re-engineering process requires talent with expertise in both customer experience processes and related next-generation digital technologies.

        Limitations of Incumbent Services Providers.    Delivering best-in-class omnichannel customer experiences requires highly-trained professionals working in concert with leading digital technologies. We believe few service providers have the people, capabilities and technology to help clients address the entire spectrum of designing, building and delivering integrated end-to-end customer experience systems. Digital IT services providers can build and integrate next-generation technology platforms but often lack the ability to provide highly trained specialists to deliver the necessary complex human interactions. Customer care and BPO service providers generally lack specialized skilled labor, the ability to design solutions and the expertise in next-generation technologies to build customer experience platforms. Consulting service providers often can neither design nor build the solutions that they propose for their clients, let alone run them with the necessary talent to reliably deliver high-complexity, high-value service.

Our Market Opportunity

        Our solutions and services are relevant across multiple markets including IT services for DX and DCXM. The worldwide market for DX was estimated by IDC to have been $147 billion in 2019. We believe a significant part of our market opportunity is also accounted for by the DCXM market.

        Digital Transformation (DX).    Companies are increasingly partnering with third-party providers to meet their digital transformation challenges, which include designing solutions that facilitate an omnichannel experience, building digitally-scalable infrastructure and delivering new digital channels. To keep systems scalable, an increasing number of companies are opting for cloud-based solutions and seeking to automate processes where possible. Digital transformation services are estimated by IDC to have been a $147 billion market in 2019 and estimated to grow at a four-year compound annual growth rate of 21% through 2023. IDC defines digital transformation as the continuous process by which businesses adapt to or drive disruptive changes in their customers' behavior and markets by applying digital technologies and competencies to radicalize new processes, customer experience and value that seamlessly blend digital and physical and business and customer experiences while improving operational efficiencies and organizational performance.

        Digital Customer Experience Management (DCXM).    DCXM represents the next evolution of customer experience management. In recent years, digital customer experience has become increasingly important to companies, as highly-engaged users dictate the nature and frequency of interactions. Customers ascribe value to seamless interactions and are willing to reward positive experiences with loyalty and repeat business. As customers have shifted toward digital channels, leveraging next-generation technologies to deliver a unified and satisfying customer experience has become paramount.

        We believe we are uniquely well-positioned to serve these markets and, as a result, we have a significant market opportunity due to the overall industry growth rate, low penetration to date and strong exposure to the comparatively higher-growth DCXM sector of the market.

        Within DCXM, we serve markets that have experienced high growth in recent years, such as content moderation, which includes review and compliance services of customer created content on social media and other digital platforms. The necessity of moderating content on digital platforms has prompted enterprises to seek specialized services to accommodate changes in the uncertain, highly-regulated environment.

Our Approach

        We are a leading customer experience innovator with a unique team culture and deep expertise in next-generation digital technologies and processes. We serve clients at both ends of and throughout the maturity spectrum, each with different customer experience requirements, approaches and near term and longer term transformation objectives. We believe that our comprehensive capabilities and go-to-market strategy enable us to address our clients' varied needs in a flexible way that aligns with their objectives.

        Our focus on customer experience informs our approach to designing, building and delivering customer engagement and digital enablement solutions for our clients. We believe that customer experience delivered by empathetic, highly-skilled and engaged teams is key to providing a high-quality brand experience to customers. Our team members work with our clients to identify obstacles and opportunities and to craft their digital visions, design scalable processes and build and deploy solutions to enable growth. We lead our clients through a consultative approach that accelerates their adoption of advanced technologies to deploy and deliver innovative solutions. By leading with digital enablement, we create the opportunity to service the entire customer experience journey and leverage the robust skill sets of our teams to build a comprehensive set of solutions that powers exceptional outcomes. Our approach combines our highly-skilled teams with next-generation digital technology capabilities to provide a comprehensive solution for our clients that is integrated, contextual and consistent across all channels.

Our Competitive Strengths

        We have distinguished ourselves as a next-generation, leading customer experience innovator by leveraging the following competitive strengths:

        Cultural Differentiation.    We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We have carefully cultivated our caring culture over the last 15 years by ensuring alignment with the individuals who choose to join our team, the clients we chose to work with and the manner in which we have built and run our business. We have a unique approach to attracting, developing and retaining team members, which underpins a framework that we refer to as our Culture Value Chain. Our CVC establishes a direct link between a strong culture and the ability to drive higher team member engagement and retention, ultimately leading to superior services and better outcomes for our clients and their customers.

        We continuously invest in maintaining and improving our culture in a number of ways, including through our approach to attracting and retaining talent. For example, we identify highly-skilled, enthusiastic and driven candidates who want to make a positive impact for our clients and the communities in which we live and work. We support our team members' development with customized coaching and training resources in specific technologies and tools vital in today's digital economy and our business. We reward our people for being dedicated brand ambassadors and thought leaders with deep industry acumen. Recognizing the importance of the workplace environment, we believe we have built inspiring, world-class physical workspaces. We seek out clients that share our corporate values. We apply a strict code of ethics toward client selection and have declined noteworthy projects for clients whose values are not aligned with ours.

        Diverse Client Base Across Sectors.    Our diverse client base differentiates us from peers and contributes to our growth. We partner with a diverse set of disruptive and established clients across our core industry verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Within some of these industry verticals, we serve clients across several sub-sectors. For example, within Tech and Games, we serve some of the leading social networks and search engines, as well as high-growth online games, ride sharing and real estate technology companies. Within eCommerce and FinTech we serve both traditional and next-generation payments and point of sale providers, business-to-business and business-to-consumer software-as-a-service companies, online marketplaces and large financial services institutions.

        Our clients trust us to support their brands and reputations, which we believe to be among the most respected names in their industries. We are able to execute on emerging customer experience challenges leading to high client referenceability that strengthens our credibility with clients in existing and new verticals and helps drive growth.

        Deep Domain Expertise.    We have developed expertise serving clients in fast-growing industry verticals and sub-sectors, many of which are leading broader technology disruption. By serving clients in these sectors over the course of many years, we have built an understanding of their unique, industry-specific challenges and digital transformation journeys, as well as the solutions and services to address them. We leverage this domain expertise to inform how we continue to build out our capabilities and serve additional clients.

        Within our Tech and Games industry vertical, we believe we have been at the forefront of helping social networks manage the rapidly expanding volume of user-generated content on their platforms. We use AI/ML-assisted solutions to help clients monitor content for compliance with local policies and regulations. Additionally, we have partnered with several leading Games clients to support the high player growth they have seen over the past several years by deploying player support solutions that are based on our deep understanding of "gamer culture".

        In our Communications and Media industry vertical, we partner with leading telecom, cable and satellite operators, including wireline/wireless, over-the-top and streaming providers. Our client engagements support the digital transformation initiatives of our clients, innovation across their digital stack, operations support system and business support system modernization and testing and engineering of 5G networks for services such as IoT. Our solutions help our clients save operating costs and improve overall customer loyalty and churn. We have invested in creating custom testing systems and leveraged our expertise to develop custom set-top box user interfaces.

        In our eCommerce and FinTech industry vertical, we have supported leading global eCommerce platforms since 2007, deploying specialized teams who can quickly scale on vertical-specific tasks such as premium marketplace support, content moderation, dispute mediation and identity and fraud protection. We also design, build and deliver chargeback transactions solutions for global online payments providers looking to maximize cross-border selling. The solution centralizes infrastructure and accelerates processing, rapidly enabling the customer service team to support multiple new countries.

        Comprehensive, Integrated Capabilities to Enable Digital-First Experiences.    We have proactively built a set of integrated capabilities to deliver innovative customer experience solutions for our clients' customers. Our services span design, build and deliver, so that we are able to offer clients a complete, transformative, digitally enabled solution, or a discrete solution to address or complement specific aspects of their existing customer experience strategy. Furthermore, our ability to design, build and deliver integrated solutions that combine both process and technology enables us to more comprehensively and holistically address our clients' most complex and pressing challenges and needs. For example, we combine expertise in digital IT lifecycle services, including applications development, cloud implementation and advanced analytics and automation with customer experience delivery capabilities around omnichannel customer support and Contact Center-as-a-Service ("CcaaS"), and work-from-anywhere solutions.

        We believe that our end-to-end solutions address client needs at all stages of their digital journeys and position us best to address their evolving priorities while expanding wallet share with them over time. Many of our key client relationships began as programs with a single solution and have evolved over time into multi-solution, multi-program strategies. As we expand the scope of work with clients, we become more embedded in their businesses, and are thus better positioned to identify new opportunities for continued improvement.

        Best-in-Class Technology and Processes.    We rely on best-in-class technology to power everything we do. By virtue of our TELUS pedigree, we have built our business with a deep understanding of the importance of technological reliability and availability, fueling our "always-on" carrier-grade network infrastructure. This infrastructure is augmented by our next-generation private and public cloud-based architecture, which enables our complete suite of integrated digital services. We believe that, unlike most of our peers, we are not encumbered with legacy technology infrastructure. This enables us to be agile, efficient and scalable, which we believe is a competitive advantage. Additionally, the next-generation tools we deploy internally across our almost 50,000 team members enable them to more efficiently and effectively carry out their roles on behalf of our clients. For example, our platform is capable of self-learning through advanced machine learning algorithms and employs natural language understanding ("NLU") and natural language generation ("NLG") to simulate complex human-like dialogue.

        We leverage cloud-based data warehouse solutions that provide us with a flexible and scalable architecture. We use application programming interfaces ("APIs") that connect into some of our clients' enterprise resource planning, workforce management and other customer data sources that enable us to capture and analyze data and ultimately react more quickly to changing client needs. In addition, with data visualization tools we can look at data quickly from several perspectives. Finally, with our data in the cloud we are able to run AI models across multiple data sources available to us to drive unique customer results.

        Our deep technology expertise also enables us to leverage our proficiency in AI and automation for the benefit of our clients to help them manage their information, derive valuable insights and implement a comprehensive data strategy. At scale, we deliver end-to-end digital solutions and data engineering capabilities to drive vision and value for our clients. For example, our proprietary AI-powered chatbot platform that we call intelligent TELUS International Assistant ("iTIA") not only supports all forms of customer interactions but also provides advanced features, such as sentiment analysis, to provide team members with critical contextual information. iTIA enables faster resolution of customer queries through automation, saving high-value human talent for high-complexity interactions. iTIA can be programmed to access data directly from our clients' back-end systems and executing authorized transactions on behalf of their customers, for example changing payment methods or account plans.

        Globally Scaled and Agile Delivery Model.    Over several years we have built a differentiated global delivery model enabled by next-generation technology with the scale and agility needed to best serve our clients. Our almost 50,000 team members are strategically located in 50 delivery locations across Asia-Pacific, Central America, Europe and North America. Substantially all of our delivery locations are connected through a carrier-grade infrastructure with correspondingly high resiliency and security.

Our fully virtualized, cloud-based infrastructure enables seamless collaboration and enhances our ability to pivot client solutions across multiple regions, time zones and channels.

        The sophistication, agility and scale of our delivery capabilities enable us to tailor our delivery strategy in order to respond quickly to shifting client demand as well as idiosyncratic events. For example, during the COVID-19 pandemic, we were able to continuously serve our clients' needs despite the mandatory closure of many facilities. We shifted work toward digital channels, re-deployed teams across different client accounts and geographies and moved 90% of our worldwide team members to work from home or alternative work locations within four weeks.

        Proven Leadership Team.    We have a proven leadership team with a successful track record of executing our strategic vision, driving growth across our business, integrating acquisitions both operationally and culturally and maintaining our unique culture. Our leaders not only possess significant and diverse skills and experience, but are committed to leading by example and living our corporate values. Our senior leadership team has over 170 years of combined experience, including extensive industry experience within digital IT and customer experience management, as well as public company experience.

Our Growth Strategy

        We are dedicated to building on our current capabilities in digital transformation and customer experience management by deploying the following growth strategies:

        Expand Our Current and Potential Services with Existing Clients.    We seek to deepen existing client relationships by providing our clients with more of our existing services, as well as developing new adjacent services to address their evolving digital enablement and customer experience needs. We believe we have a significant opportunity to grow within our existing client base by deploying more of our existing solutions, such as cloud migration and content moderation. We have successfully expanded the number of services we offer our top ten clients and plan to similarly expand with the balance of our portfolio. For example, all of our top ten clients use multiple TELUS International services.

        Furthermore, we believe that we have visibility into areas of fast-growing and high-value adjacent service offerings that are relevant to our clients by virtue of several factors, including our domain expertise, our strength in both customer experience and digital IT and our ability to understand and anticipate our clients' challenges. We seek to continue to leverage these strengths to identify new opportunities and capitalize on emerging trends to deliver greater value and to further grow within our client base. For example, our relationship with a global eCommerce client started with the provision of customer care services and later expanded to digital IT services due to the high-quality of our work and strength of our technology.

        Establish Relationships with New Clients.    We believe there are significant untapped opportunities to win new clients across all of our targeted industry verticals. We target potential clients that value customer experience as a brand differentiator. Within this opportunity, we prioritize potential clients that are experiencing significant growth and require a partner capable of evolving with them. We have historically won new clients based upon the strength of our position in the marketplace as well as references from existing clients.

        The capabilities and solutions we have developed can be adapted and easily used to meet the needs of clients in additional industry verticals and sub-sectors that are increasingly pressured to transform. We will continue to leverage current processes, services and solutions to design and build new offerings to address new clients' needs for more comprehensive customer experience management.

        Leverage Technology and Process to Drive Continuous Improvement.    We strive to continuously iterate and improve upon our operations to optimize the overall efficiency of our organization and better serve our clients. Our organization has over 2,000 "Six Sigma" certified team members that help us better leverage our technologies, processes, policies and practices to improve operational excellence and drive productivity at scale. These capabilities create the opportunity to reinvest in key initiatives and implement best-in-class technologies across functional areas, which we believe will further expand our competitive and operational advantages.

        Our approach to innovation includes applying methodologies and technologies internally to evaluate viability and scalability before deploying our solutions to clients. We aim to continue growing both organically and inorganically, and we believe that the returns generated by our focus on technology-enabled efficiency across the organization will increase.

        Enhance Core Capabilities with Strategic Acquisitions.    We intend to continue to enhance our core capabilities and solutions through acquisitions that support our strategy to design, build and deliver exceptional customer experiences for our clients. We seek out acquisition opportunities that expand the breadth of our service offerings, enhance the depth of our digital IT capabilities and accelerate our presence in attractive client industry verticals. We seek to acquire companies that have the potential to enhance our capabilities and which we believe will contribute positively to our financial profile and that are culturally aligned with our values.

Solutions and Services

        We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journey. Clients have different requirements, approaches and near- and long-term objectives that need to be balanced effectively to develop deep and enduring relationships. Our go-to-market strategy addresses our client's needs, in the order of priority that best suits their objectives and with the flexibility to evolve with them as their needs develop.

        Our highly-skilled and empathetic team together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals is core to our success. We combine these with our ability to discover, analyze and develop new digital technologies in our digital centers of excellence to continuously evolve and expand our solutions and services.

        Our services support the full lifecycle of our clients' digital transformation journeys and enables clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We fuel the various stages of our clients' growth, from their strategic and innovative beginnings to their next-generation tech and IT service needs and to their realization of a vision for CX process and delivery.

 Next-gen DX, CX, Digital Platform & Digital
Operations Solutions

Strategy and Innovation—Understand and Define Client Needs to Innovate and Develop Plans

        Customer experience is at the heart of any digital transformation; however, implementing a successful CX-centric digital transformation can be a complex undertaking for any organization. With our intuitive digital design approach, we help our clients design next-generation business practices based not only on transforming technology, but also on transforming processes and culture. We partner with our clients to define their needs, identify their ideal future state and develop strategies that are focused on enabling customer-centric digital experiences. We advise clients on the best way to re-engineer and re-architect technology systems and our teams of experts develop custom technology solutions to meet those objectives.

        Next-Generation Digital Strategy.    Our teams advise clients on crafting their long-term digital strategy roadmap and design scalable processes to help clients achieve their digital enablement goals. We strive for enhanced business outcomes for our clients by focusing on the needs of their end-customers while developing effective digital strategies together. We help our clients formulate actionable digital strategies to transform their business model by taking advantage of the new digital ecosystems, infusing product development with new digital technologies and building digital platforms that deliver high-quality customer experiences.

        Ideation on Innovation.    We help our clients innovate their approach to interactions with customers by collaborating with them in the ideation process. Our approach to ideation leverages not only our strong process and digital technology expertise but also our experience of delivering empathetic and caring human experiences. Our experts use our digital Centers of Excellence and innovation Labs to help our clients ideate and innovate. In addition, organic innovation by our team members is encouraged which has resulted in Global Innovation Centers ("GIC"). For example, our talent acquisition team established a GIC to focus on digital recruiting practices resulting in deployment of knowledge base bots for onboarding new team members.

        UX/UI Design.    As online and mobile environments have become increasingly important, our team of experts build human-centered, data-driven experiences that enhance customer loyalty for our clients. Leveraging our design thinking process and skills in visual and experience design, we create intuitive digital products to deliver meaningful customer experiences. We help clients in various industry verticals to build innovative digital products customized specifically to their industry and customer needs. We offer comparative and explorative usability tests along with usability evaluation to ensure that the experiences we design and ultimately build and support are both client-centric and technically effective.

        CX Process Consulting—including Customer, Employee and System Journey Mapping.    Our CX process experts help evaluate customer experience processes for our clients by leveraging their deep understanding of customer experience and related business processes as well as digital technologies within our client's particular industry vertical. We leverage our agile methodology to obtain relevant information, perform a value analysis to identify efficiencies and automation opportunities and facilitate process redesign. This creates a comprehensive picture of how our clients engage with their customers and how they can redesign the customer experience processes to deliver improvements in cost, revenue and customer satisfaction.

Next-Gen Tech and IT Services—Building Digital Customer Systems using Next-Gen Technologies

        Our clients often need to re-engineer their customer experience systems to provide a seamless, contextual, consistent and personalized customer experience across all channels—digital or human. To do this, they need to modernize their core systems and applications, while at the same time build new digital solutions that leverage technologies like cloud, mobile, AI, automation, IoT, analytics and more. Combining our expertise in various industry verticals and our deep understanding of applications development, infrastructure and digital technologies like AI, automation, cloud, mobile and others, we strive to develop digital solutions that help our clients to deliver the best possible experience to their customers.

        Our expertise in delivery of a range of next-generation technologies enables us to build, test, deploy and continually enhance custom applications and integrate and implement customer experience software-as-a-service solutions with other client applications. We help clients re-architect their systems to take advantage of cloud and mobile computing. We use our advanced analytics and AI/ML capabilities to analyze data from internal and external customer databases for our clients. We also work with our clients to improve the efficiency of their IT processes by automating testing and deployment of software. Our experts identify processes within the customer experience journey that could benefit from automation and, where appropriate, implement tools such as chatbots and RPA. We also deploy digital technologies and productivity tools, real-time natural language processing and data visualization to better equip our team members to run the customer experience processes that are outsourced and entrusted to us by our clients. The key services underlying our Next-Gen Tech and IT Services solution are:

        Engineering, Application Development and Quality Assurance ("QA").    Our end-to-end application development services are designed to transform our clients' customer experience-related application portfolios by supporting the entire application life cycle. This includes application strategy, application development and modernization, testing, QA, deployment and continual updates or enhancements. We help our clients develop applications with a cloud and mobile-first approach. This allows clients to leverage cloud delivery for enhanced scalability and flexibility, a critical component for digital enablement. Mobile-first strategies allow clients to take advantage of the customer shift to mobile devices. In addition to supporting web and mobile interfaces, we empower customer engagement across all digital touchpoints such as progressive web apps, chatbots, voice apps, AR/VR experiences, wearables and others.

        We use agile methodology, microservices and APIs to build custom applications. We have capabilities using a range of software engineering technologies and tools to build high-quality software for our clients. We also implement SaaS customer applications and integrate them with customized customer experience-related applications or other business applications of clients. We continually enhance custom applications we have developed using DevOps practices and tools.

        Our QA and software testing teams work collaboratively with agile development teams to make improvements to the software on an ongoing basis. While our testing teams identify and fix defects and vulnerabilities in software, our QA teams identify and fix software usability issues, such as end-user experience with software, slow load times, and poor navigation. Our QA teams serve as an integral part of clients' software development teams and are embedded within their scrum teams. Test automation is a core component of our QA services which enables our clients to automate manual tasks to minimize dependency on manual testing while at the same time achieving process efficiency, improving software quality and lowering time and costs.

        AI/ML and Intelligent Automation—including RPA and Chatbots.    We have expertise in AI technologies and ML to assist our clients to improve customer experience. We use AI-based conversation bots in customer engagement situations to augment or simulate human interactions enabling 24/7 personalized responses to customers. We use a combination of internally developed and market-available tools to create advanced ML algorithms, as well as NLU and NLG to simulate complex human-like dialogues in our self-learning, enterprise-grade CX platform. We offer flexible deployment models for this technology, through adaptive pricing models, and also provide managed services to maintain quality, moderate responses and deliver actionable insights through analytics.

        We also use advanced analytics and AI techniques to analyze structured and unstructured consumer datasets to provide a unified data view of end customers' entire transaction history with the client, and derive real-time insights from it to provide a personalized customer experience.

        We work with our clients to identify processes that could benefit from automation. We create a roadmap and combine human and machine intelligence to automate these processes. Through RPA, we are able to leverage technology to efficiently handle the "low-hanging fruit" so that we can keep team members dedicated to the more complex "high-touch" areas of our clients' business.

        Managed Cloud Services.    We provide migration, implementation and managed services for public cloud, private cloud and multi-cloud hybrid environments to help clients modernize their applications and move their workloads to the appropriate cloud for their business. We assess the current state of our client's cloud computing strategies and create and implement a customized plan based on their unique business objectives. We integrate these strategies with legacy systems where needed and provide managed services to provide 24/7 support, monitoring, operations management and ensure information safety. We have expertise in all major hyperscale public cloud platforms, such as Google Cloud, Amazon Web Services and Microsoft Azure, and can provide multi-cloud services. We are also able to provide TELUS-hosted services for clients that may prefer private cloud or a hybrid cloud strategy. Leveraging our expertise in cloud-enabled and cloud-native technologies, we can help our clients accelerate their digital innovation and application delivery by rapidly adopting technologies like Containers, Microservices, Serverless and DevOps.

        iTIA is our proprietary bot platform, which helps with all forms of customer interactions, from simple to complex. For example, from automating frequently asked questions, routing conversations, collecting feedback, paying bills and booking appointments, our cognitive solution combines the best of innovative technology with enhanced digital customer experiences and business process intelligence to set the stage for meaningful conversations. Features include sentiment-based routing which recognizes customer sentiment and intuitively directs chats to human support if required, voice-enabled multilingual capabilities, and built-in language translation capabilities to enable users to converse with the bot in their own language.

        Our intelligent platform works hand in hand with human agents to enhance the overall digital customer experience. Moreover, we understand the challenges businesses face in this regard, and as a developer and user of the platform, we can partner with clients to implement to improve business outcomes.

        RPA Intelligent Insights is a diagnostic platform tool that aligns human and digital workforce to manage the end-to-end lifecycle of digital co-workers. It measures and tracks performance of each digital co-worker and enables businesses to make better strategic decisions. RPA Intelligent Insights is open source and can be integrated with market leading RPA platforms.

        Workforce Transformation.    Our clients need specialized, efficient, effective customer experience eco-systems that support their overall vision for their customer's journey. The output of our CX Process Consulting creates an executable strategy for our clients to make a thorough and dramatic change to their customer experience teams and digital resource utilization. With our domain expertise, we build best practice workforce solutions using innovative people and digital solution combinations.

CX Process and Delivery—Delivering exceptional customer experience

        We use our customer experience process expertise as well as our highly-skilled, empathetic and engaged teams to provide exceptional, integrated customer experiences. As the environments in which our clients operate are dynamic and constantly changing, we analyze customer behavior using advanced analytics techniques to understand what our client's customers prioritize, and recommend the most appropriate service models. Our global delivery platform enables us to service clients across geographies and customize the delivery strategy according to their evolving needs.

        Managed Solutions—including Learning Services, Workforce Management, Contact Center.    We believe our managed solutions expertise is not easy to replicate and, as our clients experience the benefit of these solutions, they seek to leverage our solutions for their internal teams.

        Learning Excellence Solutions.    Working in partnership with our clients, we combine strategy, curriculum and learning technology to deliver an optimized customer experience. For quick and proven team member on-boarding, our "new hire toolkit" can be fully customized to support our client's brand, culture and learning objectives. Likewise, our customized knowledge bases provide their team members with the tools and knowledge they need to support customers.

        Workforce Management Services.    A balance of people, processes and technology to continuously optimize supply and demand. When it comes to workforce management, also referred to as workforce optimization, constant optimization is a key priority. For our clients, our consultative approach and global standardization delivers workforce efficiencies across vendor and captive sites. From planning and forecasting, to scheduling and real-time analysis, to reporting and optimization, we focus on driving significant value in our clients' operations.

        Contact Center-as-a-Service.    Our cloud-based CCaaS application platform delivers a wide array of customer engagement tools designed to empower team members with omnichannel capabilities, enhanced processes and data-backed, real-time intelligence. Our CCaaS technology is the foundation to our "work-at-home" or "work anywhere" solution. It also integrates with remote virtual desktops as well as a full suite of customer service solutions including remote and digital talent acquisition, remote training and remote workforce management.

        Omnichannel Customer Experience—including Care, Sales and Tech Support.    We operate CX processes for our clients to provide a seamless, consistent, and personalized customer experience to customers across all channels and devices they use while engaging with our clients. We support customer experience processes including customer care, sales growth and client retention, and technical support using omnichannel capabilities across voice, email, chat, social media, and video.

        We empower our clients to use every customer touchpoint as a brand-building opportunity and to create meaningful human connections with their customers. We support our clients in customer acquisition, customer onboarding, welcome and win-back programs, loyalty and retention programs, cross-sell and up-sell opportunities. We also provide tech support with a focus on not only automating it wherever relevant but also "humanizing" it. We provide services using self-serve options and employ team members for more complex issues or exception handling. For example, we are also increasingly using our expertise in CX processes to improve patient interactions and deliver better outcomes for healthcare providers, payers and pharmaceuticals service providers.

        Content Moderation, Trust and Safety.    Our approach to content moderation enables clients to keep their users safe and manage their online reputation. Our clients understand that using trusted platforms promotes improved user experiences thereby driving user growth and revenue. We combine automated digital moderation tools with human support to provide a robust trust and safety framework to monitor our clients' digital businesses. Our customizable and scalable digital content management solutions can also help clients boost their social media presence, increase their user base and attract more customers through social and e-commerce channels. We offer dynamic hyper-localized moderation, covering client policies that incorporate local regulatory standards where applicable. Spanning 20 countries and covering almost 50 languages, our global team is sensitive to, and understands the importance of, considering the cultural, regional and socio-political nuances of local markets in their reviews. In addition, our moderation services also extend to verifying digital advertisements for compliance and protecting online marketplaces as well as peer to peer group monitoring that is prevalent in today's gaming platforms.

        We provide highly-trained and well-supported resilient team members who we refer to as "digital first responders" and who are supported by advanced, automated AI and digital moderation tools specifically designed to help brands safeguard their user communities by actively screening and removing discriminatory, threatening, offensive, illegal or otherwise inappropriate content or actions that contravene our clients' policies and community guidelines.

        Core to our solution is a specialized talent acquisition and hiring process. The short and long term well-being of our team members is considered from the beginning of the relationship. We remain keenly aware of the potential concerns that may arise as team members review raw user-generated content, which is why hiring team members with the right character, skills and experience contributes to creating a resilient team. In addition, we establish realistic expectations of our moderators. Beginning with the interview process and extending to the new hire training, we set very specific program expectations that outline the type of content to anticipate including details of the types of extreme content they may be exposed to and how to handle the unexpected.

        We believe our program is different because we focus on well-being management through a variety of programs, including clear and transparent opt-in and opt-out procedures, workflow rotation that is based on volume and severity of content screened and mental health counselor input. We also conduct relevant training for different work options, tools and knowledge built in other industries to help manage stress and build resilience. We have developed and continue to evolve our psychosocial risk policy, which is our framework for supporting our digital first responders, and which was developed by occupational health and safety experts and mental health care practitioners.

        Our digital first responders are typically direct team members. We are prudent in our use of part time employees as this approach generally does not fit the objectives of our content moderation programs.

        Adjacent to content moderation and part of our broader Trust and Safety program, fraud prevention has become more critical across all industries with businesses struggling to keep up. Our service offering is focused on promoting ethical conduct, identification verification, and profile validations combating asset misappropriation, managing fraudulent statements and preventing corruption or any other unlawful activity such as account takeovers.

        360-Degree Customer Analytics.    We offer customer journey analytics services that provide clients with a 360-degree view of the relationships and contacts their customers have across all points of interaction along their journey with the client. We integrate data from various points of interaction customers have with the client across multiple channels into an insightful timeline. We use advanced analytics techniques to analyze millions of events in order to produce predictive interactions for customers. This includes analysis such as journey mapping, speech analytics, automated quality management, predictive recommendations, user experience intelligence, and event-based notifications.

Our Delivery Model

        We use an agile global delivery model to provide next-generation digital customer experiences to clients. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams and high resiliency and security. We are unencumbered by legacy infrastructure, which we believe is a competitive advantage. Our agile delivery model enables us to augment or seamlessly redeploy teams across different geographic locations and client accounts. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients' evolving needs. It also allows us to respond to changes in demand or adapt to idiosyncratic events with agility. For example, during the onset of the COVID-19 pandemic, we were able to quickly adapt to serve our clients from work-from-home or alternate work locations while continuing to meet their quality and security expectations. We also deployed digital solutions like bots, web-chats and emails as customers of our clients migrated to digital channels. The speed and quality with which we are able to respond is in large part due to the agile nature of our global delivery model and the investments we have made in the technology infrastructure to run the delivery network.

        We have almost 50,000 team members who are strategically located in 50 delivery locations in 20 countries: Austria, Bosnia and Herzegovina, Bulgaria, Canada, China, El Salvador, France, Germany, Guatemala, India, Ireland, Latvia, the Philippines, Poland, Romania, Slovakia, Spain, Switzerland, Turkey and the United States. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and an ability to deliver our services over multiple time zones and in multiple languages. Our global reach enables us to deliver our full suite of solutions across geographies and customize the delivery strategy for our clients according to their evolving needs. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. We believe that our global and diverse team members have the nuanced cultural knowledge and empathy to deliver all of our services.

        In Asia-Pacific, we have ten delivery locations. Our talent acquisition in Asia-Pacific benefits from a local emphasis on education creating a highly qualified workforce with extensive language capabilities. In India and the Philippines, for example, we are able to attract skilled team members with expertise in next-generation digital technology with substantial language capabilities. Through our caring culture, we are able to engage and develop these team members which leads to higher tenure and proficiency.

        In Central America, we have six delivery locations in close proximity to our large North America client base. Our team members in Central America are drawn from a large population of fluent English speakers. In our delivery locations in Central America, we benefit from developed telecom and energy infrastructure. In Guatemala, we benefit from an engaged workforce and regionally competitive labor costs. In El Salvador, we gain access to a young and educated population.

        In Europe, we have 30 delivery locations, with a number of these locations being in close proximity to client locations. Our team members are selected from a skilled talent pool in a centrally located geographic location. For example, in Bulgaria, we are able to employ an educated and skilled team; in Romania, there is a large talent pool with digital technology skills; and in Ireland, talent converges from many global origination points, creating a diversified talent pool.

        In North America, we have four delivery locations and recruit from a skilled talent pool with geographic proximity to many of our largest clients. Additionally, North America is where the majority of our sales, marketing, operational support and digital services team members work from a virtual office environment, which facilitates collaboration, and in some cases collocation, with our clients. A flexible work environment enables us to attract and retain talent, improve agility, operational efficiency and productivity of our organization, as well as enable robust business continuity planning. Our virtual office environment in North America is now evolving to other geographies around the world, and has been accelerated by our response to the COVID-19 pandemic.

        The workspaces in our delivery locations are designed to inspire and promote productivity. We leverage virtual and in-person site visits to both prospective team members and clients to showcase the strength of our engaged workforce and modern delivery locations.

Clients

        We work with global and disruptive brands across industry verticals in which exceptional customer experience is critical. Global industry leaders expect long-term partnerships and are focused on digital transformation, while disruptive brands seek agile and culturally aligned partners that can reliably scale operations to support their business and geographical expansion aspirations. We respond to their needs by delivering on our promise of globally scalable customer experience and digital innovation while demonstrating cultural affinity. By engaging them across the design-build-deliver lifecycle we forge long-term relationships where we are regarded as the partner of choice for their digital transformation journey. As a client-first organization, we focus on driving global service excellence and sustaining long term relationships with our clients, often expanding our relationship through multiple lines of business and driving year over year revenue growth.

        Today, our clients include over 600 companies across the following high-growth verticals: Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. In 2019, Communications and Media, Tech and Games, eCommerce and FinTech represented approximately 38%, 32% and 11%, respectively, of our revenue. We have several key client relationships. Our relationship with TELUS, our top client and controlling shareholder, in particular has been instrumental to our success. As our largest customer, TELUS provides significant revenue visibility, stability and growth. In 2019, revenues from TELUS represented approximately 26% of total revenues, with one additional client accounting for approximately 11% our total revenues. In 2019, our top ten clients represented 67.0% of our total revenue. We experienced an average of 64.5% growth in revenue across our top ten clients in 2019, other than TELUS, driven by strong execution and our ability to deploy multiple programs across these clients. Outside of TELUS, we average a relationship tenure of seven years and deliver more than 18 programs with our top ten clients. Our clients include some of the leading social networks and search engines, as well as high-growth online games, ride sharing and real estate technology companies. These companies place a premium on high-quality brand experience and entrust us to represent their brands because of our quality, differentiated approach to delivering innovative, end-to-end CX solutions and carrier-grade technology infrastructure.

        Our relentless focus on service excellence enables us to regularly rank in the top quartile on performance metrics as measured by our top clients. Our clients assess us against a variety of quality metrics that they define to evaluate the operational performance of their service providers, such as net promoter score, customer satisfaction, likelihood to recommend, and customer effort. We often exceed the targets that our clients set for us, which is part of our commitment to delivering superior customer experiences.

Sales

        We have a robust sales strategy focused on profitably increasing revenues from existing clients and generating sales from new clients within our targeted verticals. Our holistic sales approach involves our "hunters", "farmers", client relationship managers, sales engineers, digital experts, digital services solutions teams and senior leaders. We run a highly coordinated sales and marketing organization that comprises strategy, solution design and bid management, marketing, lead generation, sales and account teams. We organize and track our sales and marketing activity by our industry verticals: Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our industry vertical-focused approach enables us to scale at speed and provide comprehensive solutions. We currently have approximately 200 team members in our sales, sales support, customer relationship management, and marketing teams located across our four geographic regions. As a client-centric organization, every one of our almost 50,000 team members is part of our sales effort by either directly leading our sales pursuits or by supporting sales activities. This mindset demonstrates our intense focus on exceptional service for our clients.

        We have well-defined criteria for targeting sales opportunities with new and existing clients. Our target clients are companies that are looking to strengthen and maintain their brands based on innovation, quality and a customer-centric approach, companies whose values are similar to ours and companies that prioritize digital disruption and automation. Prospects are typically disruptive players in technology-focused sectors where buyer preference aligns with our core strengths. For new clients, this criteria includes: potential for significant scale; unique needs not easily solved by traditional outsourcing; accelerated decision making; the need for a provider to help lead it through its digital transformation; interesting and engaging opportunities for our team members; and targeted geographic clusters. For existing clients, we target additional growth opportunities by assigning dedicated senior relationship owners, investing in research and solutions and leveraging marketing support for our strategic and growth clients. We do this by developing deep relationships with several key decision makers at each of our clients, including customer experience officers and other senior members responsible for CX. These connections provide invaluable insight into our clients' needs.

        Our overall market and account-specific strategies help guide our lead generation efforts. We market our services to both existing and potential clients through our business development team and our customer relationship managers. Our sales governance process is established to provide thorough oversight over every deal by the core elements of our business, including operations, sales, finance, human relations and other relevant functions to achieve the right coordination across the business.

        We actively and routinely evaluate the performance of our sales team against established quotas and by tracking total contract value and current in-year revenue of our "sales funnel". These potential revenues are probability-weighted, organized by vertical and separated into four stages, each representing varying degrees of likelihood that potential service contracts will be converted to sales. We have rigorous management and reporting procedures focused on maintaining the accuracy, integrity and quality of our sales funnel. Our teams bring years of industry-specific expertise to sales engagements and they understand the unique requirements and challenges of our disruptive technology clients and build a relationship that can scale and adapt with their changing needs.

        We have a disciplined proposal management process that has been designed to deliver an accurate assessment of the opportunities we identify. Throughout the process, we carefully evaluate opportunities not only for projected profitability, but also for cultural alignment. Once an opportunity has been identified, our proposal management process starts with opportunity evaluation by working closely with the sales and CRM teams. This is followed by solution design which includes design and pricing input from various teams, including senior leaders, strategists, human resources, workforce management and IT. After this stage, pricing is generated by thoroughly reviewing various pricing components, followed by a systematic and documented proposal governance process that includes credit approval and legal, regulatory and tax reviews. Finally, a proposal is drafted and the proposed solution and deal structure are reviewed by senior leaders. Once approved, the final step involves creation of sales contracts and other legal documents based on the approved proposal.

        Existing Clients.    We strive to deeply entrench ourselves with our clients, adding value and delivering exceptional performance over time, which enables us to grow with them into the future. In our initial engagement with a client, which usually relates to a program in one or two lines of business, we seek to achieve operational excellence, after which we aim to expand the scope of our engagement into multiple lines of business, service offerings and geographies, and become more embedded in our clients' businesses. We then benefit from being better positioned to help our clients identify new partnership opportunities.

        We are increasingly using a co-innovation model through which we seek to continuously improve and innovate our solutions together with our clients in a manner tailored to their requirements. We use the experience and knowledge we gain from each service we provide to a client to learn about its business and processes to identify additional opportunities for value creation and service delivery. We build strong relationships with our clients' key senior executives involved in designing and implementing the customer experience and digital journey. We use these connections to ensure client service levels are maintained, share technology and industry developments, and to seek out new, high complexity, profitable opportunities with high-quality delivery.

        New Clients.    We seek to create relationships with new clients that see CX/DX as a brand differentiator and value our solutions and services. Our sales and engineering teams are trained to seek out deals and opportunities within their business divisions by continuously identifying trends. We use our delivery locations to refine our capabilities, discover and analyze the latest technology trends and leverage horizontal capabilities across industry verticals. Opportunities are identified in both traditional and digitally-focused areas of the company. Once potential clients are identified, we seek to engage with the management and IT personnel of the prospective client, by assigning a team of specialists, solutions and sales and engineering teams who work in a structured and disciplined way to design and propose offerings. Our framework enables us to gain a thorough understanding of the prospective client's business model along with their technology architecture and infrastructure to arrive at bespoke and holistic solutions that span design, build and deliver.

        We also acquire new clients outside of our traditional framework. We have gained, and expect to continue to gain new clients through referenceable relationships and through acquisitions. Client lists and prospects gained through acquisitions are reviewed to identify revenue expansion opportunities due to our geographic coverage, language capabilities and cross-selling potential. In our experience, our existing clients often provide references based upon our track record of excellent performance, which has led to new sales. Furthermore, we gain new clients as the decision makers from existing clients move to new companies. We believe the deep and strong relationships we build with these decision makers are enduring and often lead to opportunities at their new companies.

        Our approach to client engagement has enabled us to steadily grow our client base and build long-term relationships, which we have leveraged to expand revenue from our clients over time. We have experienced steady growth in our client base, consistently gaining new clients annually.

Marketing

        We believe we have a unique brand appeal that is recognized and appreciated globally. We seek to be the provider of choice for global brands who value premium CX/DX and we are widely recognized for our caring culture. We focus on driving demand and brand awareness through a combination of thought leadership content on the overall industry and vertical and horizontal solutions, digital/web marketing, industry recognition in the form of awards and rankings and customer events, which appeal to both clients and team members.

        Thought Leadership.    We leverage our content to enhance awareness of our brand and expertise and have partnered with industry experts such as SuperData and analyst research firms such as IDC, Frost & Sullivan, and Everest Group to create white papers. We continue to research emerging CX and DX trends, challenges, and focus areas in the industries we serve and periodically publish our findings through blog articles and brochures. We also use these findings to serve our clients with thought leadership to identify opportunities for growth and innovation.

        Digital Marketing.    Our strong digital media presence and engagement through our website and social media presence drive lead generation, brand awareness and sales each year. Through the launch of TELUS International Studios, a dedicated podcast channel, we share CX/DX success and insights by partnering with leading brands and industry experts. Our global marketing teams leverage state-of-the-art marketing automation tools to capture and nurture leads from across channels and integrate them with our global sales operations. Our ability to amplify our content through various search engine optimization and management initiatives, including digital ad campaigns, has helped drive an increase in web traffic, which enables prospective clients to more easily find us.

        Recognition.    We have earned numerous industry recognition and awards by participating in industry evaluation reports conducted by research firms such as Gartner, Everest Group, Frost & Sullivan, NelsonHall, IDC MarketScape and HfS Research. Recent awards include Everest Group's CXM Services PEAK Matrix 2020—Leader & Star Performer, which we earned for the second consecutive year. We are frequently recognized by various global and regional professional bodies as a desirable place to work amongst top employers globally for our engaging culture and our commitment to corporate social responsibility. We leverage this recognition to showcase the strength and success of our abilities to clients who seek industry-leading digital transformation partners.

        Public Relations.    Our marketing strategy includes brand positioning through targeted news coverage in business publications such as Inc. and CEO Today. We also manage a structured pipeline of upcoming press releases covering analyst relations, business updates and management and team member updates.

Competition

        The sectors in which we compete are global, fragmented, and rapidly evolving. We face competition primarily from:

  •
  in-house technology and customer experience management teams;

  •
  digital transformation services providers such as Endava, EPAM and Globant;

  •
  globally diversified IT and BPO service providers such as Accenture, Cognizant, Genpact and WNS; and

  •
  customer experience providers such as 24-7 Intouch, TaskUs, Teleperformance S.A. and Webhelp.

        We believe that the main competitive factors in our business include digital capabilities, comprehensiveness of offerings, vertical and process expertise, global delivery capabilities, team member engagement and retention, reputation, track record and financial stability. We believe that we compete favorably with respect to each of these factors.

Our Team Members

        We have almost 50,000 team members around the globe. The majority of our team members are directly or indirectly delivering services to our clients. At June 30, 2020, approximately 97% of our team members worked in this capacity while the remaining 3% worked in sales and marketing or other corporate support functions. Our team members possess a wide variety of skills and capabilities, in areas such as DevOps, solutions architecture, digital transformation, cloud transformation, UI/UX design, QA testing and customer experience management.

        Our team members are located in 20 countries across four geographic regions. The following tables show our team members by function and geographic region:

Function	June 30, 2020	December 31, 2019	December 31, 2018
Delivery of our services	46,284	37,041	31,524
Sales and Marketing, or other corporate support functions	1,375	1,061	759

TOTAL	47,659	38,102	32,283

Region	June 30, 2020	December 31, 2019	December 31, 2018
Asia-Pacific(1)	18,735	19,238	16,071
Central America(2)	14,985	6,449	5,839
Europe(3)	11,275	9,923	7,685
North America(4)	2,664	2,492	2,685

TOTAL	47,659	38,102	32,283

(1)
Comprises Philippines, India, China and Turkey

(2)
Comprises El Salvador and Guatemala

(3)
Comprises Austria, Bulgaria, Bosnia and Herzegovina, Germany, Ireland, Latvia, France, Poland, Romania, Slovakia, Spain and Switzerland.

(4)
Comprises Canada and the United States.

        We believe our differentiated culture drives greater team member engagement and retention, which leads to superior outcomes for us and our clients. As a result, sourcing, recruiting, developing and retaining talented team members is critical to our ongoing success.

        Talent Acquisition.    We seek to employ team members who share our unique values, possess the specialized skillsets needed to enable our clients' digital journeys and who are inspired by giving back to their local communities. We believe that our caring culture, which includes a commitment to team member growth and development, makes us a preferred employer in the regions where we have delivery locations. During 2019, we hired almost 26,000 full-time team members from campuses and colleges, through multiple digital channels and through team member referrals after screening over 110,000 candidates. We build our talent acquisition funnel through a combination of branded campaigns, social media, job portals, online job fairs and events including hack-a-thons, and university and specialized academic partnerships for specialized roles. We have partnered with approximately 300 colleges and universities around the globe. In 2019, nearly 40% of our almost 26,000 new full-time team members were hired based on current team member referrals, demonstrating that our team members consider us to be a preferred employer.

        Training and Coaching.    We believe it is important for our team members to grow with us both personally and professionally. Our talent strategy includes developing expertise around the specific technologies, tools and frameworks required to successfully execute projects for our clients in an increasingly digital economy. We strive to create thought leaders with deep industry acumen. This entails providing access to opportunities to further develop our team members' skills which enables them to handle a wider variety of responsibilities. In several delivery locations, we work in partnership with local, accredited universities to provide training programs. For example, through our TELUS International University program, team members have access to subsidized tuition and onsite classes to earn certificates, diplomas, bachelors and other advanced degrees. We also provide mentoring programs, leadership courses through our "Learning @ TI" roadmap and have our own "Learn and Grow" curriculum for team member development and personalized coaching. As part of our broader efforts to support our team members' overall well-being, we extend many training and development opportunities to their family members.

        Retention.    Our culture, team member engagement efforts, recruiting and training programs are all designed to establish us as the employer of choice in our markets, and to maximize retention of our team members. We reward exceptional performance, celebrate diversity, host team building events, provide opportunities for team members to volunteer in their communities and celebrate accomplishments and mark special occasions together. To make team members feel more valued and connected to our organization, we recognize important professional and personal milestones such as promotions, anniversaries, birthdays and new family members. We also offer market-based compensation, a flexible work environment, and benefits tailored to meet the unique needs of our team members. For example, in certain delivery locations, we extend healthcare benefits to team members' and their immediate families, including parents, as well as allowing extended families access to onsite healthcare professionals.

        To strengthen our team members' connections with each other and with us, we have built our own social network called Cosmos, and sponsor many special interest and affinity groups and athletic teams, which foster a sense of belonging and community. Giving back as a team, including through the "TELUS Days of Giving", monthly community service days and our Helping Our People through Education ("HOPE") program, is an essential part of our caring culture and we believe our giving back makes a meaningful difference where we live, work and raise our families.

        Our collective efforts lead to higher retention. Our voluntary attrition rate for our team members who had completed our standard six-month training program was 16.9% for the six months ended June 30, 2020.

        Diversity and Inclusion.    Diversity, acceptance and inclusion are integral components of our caring culture. For our team members, whose backgrounds reflect the breadth of our global footprint, our commitment to diversity and inclusiveness promotes engagement and empowers them to serve as advocates for positive social change.

        We see team member diversity as a significant competitive advantage, fostering creativity and innovation and leading to better customer experiences and financial outcomes. We aim to provide equal opportunities for all team members and proactively seek candidates from varied gender identities and cultural backgrounds. We are committed to diversity and inclusion across our entire organization, which is supported by our vision, values, culture and strategy. At June 30, 2020, women represented approximately 45% of our total workforce.

        Our approach to talent acquisition, training and coaching, retention, and diversity and inclusion are the cornerstones of our culture. Our CVC framework establishes how our caring culture leads to a better environment for our team members which contributes to high client satisfaction and better outcomes for our clients and our shareholders. We believe our caring culture drives higher team member engagement, which leads to lower team member attrition. Longer-tenured team members develop more advanced skills leading to better end-customer outcomes and higher revenues for clients and for us. We consistently see the benefits driven by this model, and will continue to use it as a guide in further elevating our digital transformation and customer experience services.

        Our culture influences each and every team member interaction. We believe our ongoing investments in attracting and hiring team members who share our values, training and coaching, community giving, and diversity and inclusion are culture builders that help drive team member engagement and retention.

Our Facilities

        At June 30, 2020, we had 50 delivery locations in 20 countries. We also have two corporate offices located in Toronto and Vancouver. All of our facilities are leased, with a total leased area of approximately 350,000 square meters.

        We seek to establish our facilities in convenient locations, enabling our team members to remain in close proximity to where they live and ensuring they have easy access to public transportation, schools, parks and shopping malls, among other amenities. This, along with what we believe to be state-of-the-art, innovative and inspiring places to work, serves as a competitive advantage promoting team member engagement and team member retention.

Corporate Social Responsibility

        At TELUS International, corporate social responsibility ("CSR") and giving back to the communities in which we operate is an integral part of our culture, and we believe a key factor in the success of our company. We believe that the focus of operating as a socially responsible company serves to motivate and deepen the engagement of our team members, builds stronger relationships with our clients and team members and positively impacts the communities in which we operate.

        We understand the relationship between the success of our company and the well-being of the communities in which we live, work and raise our families. Many of our team members and clients take great pride in bringing meaningful change to their own communities. Our "TELUS Days of Giving" are annual volunteer events that unite thousands of our global team members around a common cause. Since 2007, TELUS International team members have volunteered their time to projects that have impacted the lives of nearly 150,000 people across the globe. These projects have helped support a wide range of causes such as education, healthcare, housing, the environment, children's safety, community development, employment, entrepreneurship, diversity and inclusion in several countries, including Bulgaria, El Salvador, Guatemala, India, Ireland, the Philippines, Romania and the United States. We are dedicated to creating ongoing, lasting partnerships with both our CSR partners and clients, who share our sense of social purpose. Some examples of our initiatives include:

        Community Boards.    We encourage our team members across the globe to stay active in their communities, including through our TELUS International Community Boards in the Philippines, Guatemala, El Salvador, Bulgaria and Romania. Since 2011, our Community Boards have distributed over $2.5 million to local charities. Community Boards bring together local community leaders as well as our own local tenured team leaders to support multiple grassroots charities in communities that may otherwise lack access to the resources they need to accomplish their social missions.

        Gawad Kalinga Community Development Foundation.    During our long-term partnership with Gawad Kalinga Community Development Foundation in the Philippines, we have created two new villages and built hundreds of homes for some of the nation's poorest families. Our team members routinely continue to volunteer at these villages teaching life skills, tutoring children and empowering previously unhoused people in their lives.

        HOPE (Helping Our People through Education).    HOPE is an eight- to ten-month program that teaches English and various job skills to students in Central America; upon completion, they are provided with an opportunity to secure long-term employment at TELUS International, with the goal of enabling them to support themselves and their families.

        The "Give" After-School Program.    For ten years, TELUS International volunteers in El Salvador have been actively involved in improving the education of young children. In partnership with Glasswing International, TELUS International volunteers lead after-school programs, sharing their skills in arts, sports and academics.

        Team Member Affinity Groups.    We support affinity groups for our team members. Spectrum, our resource group for lesbian, gay, bisexual, transgender, two-spirited, queer and allied team members, helps create a more diverse and inclusive work environment at TELUS International through social activism, education and community events. Connections is a women's network at TELUS International that seeks to create an inclusive community and connect women in the company through mentorship, speaker events, panels, workshops and other career development opportunities.

        Our prioritization of CSR is intended to provide all TELUS International stakeholders with a shared sense of social purpose. Many of our clients join us to take part in our TELUS Day of Giving events around the globe each year, enabling us to work hand-in-hand with them to make a difference in improving the lives of children, enhancing education and alleviating extreme poverty. It is this kind of partnership that we aspire to create and that we believe is important to our current and future success.

Legal Proceedings

        From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business, including those involving employee lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. We are not currently a party to any material litigation or regulatory proceeding and are not aware of any pending or threatened litigation or regulatory proceeding against us that could, if determined adversely to us, have a material adverse effect on our business, operating results, financial condition or cash flows.

Intellectual Property

        We rely on a combination of copyright, trademark, service mark and trade secret laws in North America, Europe, and various countries in Asia-Pacific and Central America, along with contractual restrictions, monitoring programs and service providers, to establish and protect our intellectual property and proprietary rights. We also license third-party software, open source software and other technologies that are used in the provision of or incorporated into some elements of our services. Many parts of our business are reliant on proprietary technology and/or licensed technology, including open source software. See "Risk Factors—Risks Related to Our Business—We rely upon third-party providers of "cloud" computing services to operate certain aspects of our services and any disruption of or interference with our use of these cloud providers or increase in cost of their services could adversely impact our business, financial performance, financial condition and cash flows". We have also entered into a trademark licensing agreement with TELUS that allows us to use the "TELUS" brand in our business. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Trademark License Agreement" for a description of this agreement. Pursuant to the terms of that agreement we support TELUS in registering, monitoring, opposing and taking appropriate steps to protect TELUS and TELUS International's right to use the TELUS brand wherever we operate.

        We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, policies and contractual protections with team members, contractors and clients. We control and monitor access to our software, documentation, proprietary technology and other confidential information and confirm ownership of our intellectual property wherever appropriate. Our policy is to require all team members and independent contractors to assign to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf. In the case of senior team members, we place these obligations in employment agreements. We also require all team members to agree to protect our confidential information and provide annual training reminding them of the importance of these obligations. In addition, the service agreements we enter into with our clients include protections of our intellectual property rights and include appropriate confidentiality provisions.

        See "Risk Factors—Risks Related to Our Business—Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others" for a more comprehensive description of risks related to our intellectual property, proprietary rights and agreements with third parties.

Regulation

        We are subject to a number of national, state, provincial and local laws and regulations in Canada, the United States and in each of the countries where we provide our services and where we operate our delivery locations. These laws and regulations cover a wide range of areas including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Some of the laws and regulations to which we are subject, and the interpretations of those laws and regulations, are still evolving and being tested in courts and could be applied or interpreted in unanticipated ways that could harm our business. See "Risk Factors—Risks Related to Our Business—We and our clients are subject to laws and regulations globally, which increases the difficulty of compliance and may involve significant costs and risks. Any failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows".

        The terms of our service contracts typically require that we comply with applicable laws and regulations in the jurisdictions in which we provide the services or in the jurisdictions where our clients are located. In certain cases, we are contractually required to comply with laws and regulations that apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for them to comply with their applicable laws. In certain of our service contracts, our clients undertake to inform us about laws and regulations that may apply to us in jurisdictions in which they are located.

        Labor and Employment.    We are subject to laws and regulations governing our relationships with our team members in all countries where our team members reside. These laws and regulations include wage and hour requirements, work and safety conditions, benefits, citizenship requirements, work permits and travel restrictions.

        Data Protection.    We are typically required to process, and sometimes collect and/or store sensitive data of our clients and their customers, including, but not limited to, personal data regulated by the GDPR in the European Union, The Personal Information Protection and Electronic Documents Act and equivalent provincial statutes in Canada, the California Consumer Privacy Act and the California Invasion of Privacy Act in California, the Personal Data Protection Bill of 2018 in India, the Data Privacy Act of 2012 in the Philippines, and similar laws and regulations in each of the countries in which we operate and where we provide services. This data may include personally identifiable information such as names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. The laws and regulations we are subject to impose various data protection requirements and other industry-specific regulations. The GDPR, for example, imposes privacy and data security compliance obligations and penalties for noncompliance. In particular, the GDPR has introduced numerous privacy-related changes for companies operating within and outside the European Union, including greater control for, and rights granted to, data subjects, increased data portability for European Union consumers, data breach notification requirements, restrictions on automated decision-making and increased fines. Additionally, foreign governments outside of the European Union are also taking steps to fortify their data privacy laws and regulations. For example, Brazil, India, the Philippines, certain countries in Central America and Asia and certain U.S. states where we operate and in some of the other countries where our client's customers reside have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. We actively monitor data and privacy regulations in the countries in which we operate and in the countries where our clients' customers reside to ensure we develop policies and processes responsive to new regulations. See "Risk Factors—Risks Related to Our Business—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients".

        Consumer Protection.    As many of the services we provide involve our team engaging directly with the customers of our clients in a wide variety of interactions, we are subject to consumer protection laws and regulations related to these interactions in Canada, the United States and in the other countries in which we operate, including those related to telemarketing services, debt collection, credit reporting, healthcare-related data and in some cases the removal of prescribed content from social media sites.

        Taxation.    Several of our facilities, primarily located in the Philippines and India, benefit from tax incentives designed to encourage foreign investment. In the Philippines, these incentives are administered by the Philippine Economic Zone Authority ("PEZA") and initially provide a four-year tax holiday for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The proposed Corporate Recovery and Tax Incentives for Enterprises ("CREATE") Act released in May 2020 contains modifications to existing tax incentive programs with a proposal to increase the 5% tax on gross profit to 10% by 2023. Certain of our delivery locations in India, which were established in Special Economic Zones, are eligible for tax incentives until 2024. These delivery locations were eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to 10 years thereafter if certain conditions are met. Additionally, our operations in El Salvador benefit from a favorable tax exemption. See "Risk Factors—Risks Related to Our Business—Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits", "Risk Factors—Risks Related to Our Business—Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation from the public", "Risk Factors—Risks Related to Our Business—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate", "Risk Factors—Risks Related to Our Business—Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase", "Risk Factors—Risks Related to Our Subordinate Voting Shares—There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company".

Corporate Structure

        We are currently an indirect subsidiary of TELUS, which, as at the date of this prospectus, has        % of the combined voting power in our company. After this offering, TELUS will remain our controlling shareholder. See "Principal and Selling Shareholders". As at December 31, 2019 and not including the entities acquired in connection with the CCC acquisition, we have the following significant subsidiaries, all of which are directly or indirectly wholly-owned:

  •
  TELUS International Philippines, Inc. (Philippines)

  •
  Transactel (Barbados), Inc. (Barbados) (continued into Transactel (2020) Limited (Malta) in July 2020)

  •
  Xavient Digital LLC (Delaware)

MANAGEMENT

        The following table sets forth certain information regarding our directors and executive officers as at the date of this prospectus. The terms of office of each of our directors expires                        . The business address for our directors and executive officers is Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Name	Province/State and Country of Residence	Age	Position
Jeffrey Puritt	Nevada, United States	57	President, Chief Executive Officer and Director
Marilyn Tyfting	British Columbia, Canada	49	Chief Corporate Officer
Vanessa Kanu	Ontario, Canada	43	Chief Financial Officer
Stephen Lewis	British Columbia, Canada	56	Senior Vice President, Treasurer and Director
Charles Koskovich	Colorado, United States	52	Chief Operating Officer
Michael Ringman	Colorado, United States	49	Chief Information Officer
Michel E. Belec	British Columbia, Canada	57	Chief Legal Officer and Corporate Secretary
Christian Legat	Vienna, Austria	43	Chief Executive Officer, CCC
James Radzicki	California, United States	50	Chief Technology Officer; Global Vice President of Strategic Accounts
Pierluigi Fiorino	Ontario, Canada	54	Vice President, Taxation
Josh Blair	British Columbia, Canada	47	Chair and Director
Kenneth Cheong	Singapore	52	Director
Tony Geheran	British Columbia, Canada	57	Director
Doug French	Ontario, Canada	55	Director
Jimmy Mahtani	California, United States	43	Director

Our Executive Officers

        Jeffrey Puritt has served as our President and Chief Executive Officer since 2016, when he also became a member of our board of directors and was appointed to serve as an Executive Vice-President of TELUS Communications Inc. (our parent company). Mr. Puritt joined TELUS in 2001, in progressively senior leadership positions across Finance and Administration, IP Applications Business Development, New Product and Service Development, Ventures and Mergers and Acquisitions. Mr. Puritt has led TELUS International since 2008. Mr. Puritt was named "Executive of the Year" at International Business Awards (Stevie Awards) for 2016. Mr. Puritt was raised in Tanzania, where he spoke Swahili before learning English. His upbringing influenced his worldview and commitment to greater social justice, and he is proud to lead and participate in TELUS International's global corporate social responsibility efforts. Mr. Puritt has served on the board of directors for Alpha Cancer Technologies Inc., a private company focused on advancing a targeted chemotherapy delivery platform based on alpha fetoprotein for greater performance and safety, since 2012. Mr. Puritt also serves on the board of directors for AGS Health, a private, analytics driven, technology-enabled revenue cycle management company that provides medical billing, medical coding and business analytics services to healthcare providers in the United States. He also served as the honorary chair for a not-for-profit organization that has pioneered the integration of youth with disabilities into the mainstream of society, from 2011 to 2016. Mr. Puritt holds a Bachelor of Arts degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School.

        Marilyn Tyfting has served as our Chief Corporate Officer since 2015 and from 2009 to 2015 she was the Vice President of Human Resources for TELUS and TELUS International. She served as Vice President, Human Resources of Rogers Communications Inc. from 1997 to 2007, and prior to that as Director, Human Resources from 2001 to 2003. Before 2003 Ms. Tyfting held human resources and labor relation roles with the University of British Columbia and BC Transit. She is currently the Vice-Chair of TELUS Vancouver Community Board and a member of the Presidents Group for accessible employment. Ms. Tyfting holds a Bachelor of Commerce and Masters of Science in Business Administration degrees from the University of British Columbia.

        Vanessa Kanu has served as our Chief Financial Officer since September 2020. Prior to joining us, Ms. Kanu spent 16 years at Mitel Networks Corporation in increasingly senior leadership roles, including as Chief Financial Officer from 2019 to 2020. From 2000 to 2004, Ms. Kanu was at PricewaterhouseCoopers. She holds a Bachelor of Science from the University of Hull. Ms. Kanu is a Certified Public Accountant.

        Stephen Lewis was elected to the board of directors on June 1, 2016. He has served as Senior Vice President, Corporate Development and Investor Relations, and Treasurer since July 19, 2016. Mr. Lewis formerly served as a consultant at Deloitte Touche Tohmatsu Limited from 1994 to 1997 and an account manager at the Royal Bank of Canada from 1988 to 1992. He holds a Business Degree from Ivey Business School and a Master of Business Administration from INSEAD. He is a Chartered Financial Analyst charter holder.

        Charles Koskovich has served as our Chief Operating Officer since January 2017. Prior to joining us, he was the Divisional President and Senior Vice President, Global Customer Care at Xerox Holdings Corporation from 2015 to 2017. Mr. Koskovich also spent time as Senior Vice President, Operations at Concentrix from 2012 to 2015, Vice President, Customer Support Operations at Blackberry Limited from 2009 to 2012, Senior Vice President, Operations for TeleTech Holdings Inc. from 2005 to 2009 and Vice President, DISH Network Customer Care Operations for EchoStar Corporation from 2003 to 2005. He holds a Bachelor of Business Administration degree from the Metropolitan State University of Denver, a Master of Organizational Management, Organizational Leadership degree from the University of Phoenix in 1990 and completed Executive Education with Harvard School of Business in 2017. Mr. Koskovich currently serves as a director of the Caroll Education Foundation and as Chairperson of Friends of Wewak and the Denver Workforce Development Board.

        Michael Ringman has served as our Chief Information Officer since 2013. Prior to joining us, he served as Vice President of Global Infrastructure of TeleTech Holdings Inc. from 2004 to 2012 and as its Director Converged Communications from 2002 to 2004. Prior to his time at TeleTech Holdings Inc., he was a Network Consultant at IBM Global Services from 1996 to 2000. Mr. Ringman holds a Bachelor's degree in Science and a Masters of Sciences in Telecommunications degree from the University of Colorado Boulder.

        Michel E. Belec has served as our Chief Legal Officer and Corporate Secretary since 2017. He also supports our Governance Office principally responsible for our privacy functions worldwide. Prior to joining us, he served as Senior Vice President, Legal Services of TELUS and prior to 1996 worked with Rogers Communications, Inc. Mr. Belec began his career as an associate at Fasken Martineau. He holds a Bachelor's degree from Simon Fraser University and a Bachelor of Laws degree from Osgoode Hall Law School. Mr. Belec has completed various executive training programs and hosted numerous induction and learning programs both in and outside of TELUS International.

        Christian Legat has served as the Chief Executive Officer of CCC, which we acquired in 2019, since 2013. He served as Co-Chief Executive Officer of CCC from 2011 to 2013 and as Chief Operating Officer from 2008 until 2011. Mr. Legat joined CCC in 1998.

        James Radzicki has served as our Chief Technology Officer since 2020 and Global Vice President of Strategic Accounts since 2017. Prior to joining us, he served as Consulting Chief Information Officer for Spotlight Inc. from 2016 to 2017, Chief Information Officer for Alorica from 2014 to 2016, Executive Vice President and Chief Technology Officer for Stream Global Services from 2010 to 2013 and Vice President of Technology, Strategy and Governance for Network Solutions from 2008 to 2010. Prior to this, Mr. Radzicki held leadership positions at TeleTech Holdings Inc., including as Chief Information Officer from 2006 to 2008 and various IT positions including Vice President of Technology from 1996 to 2008. Mr. Radzicki holds a Bachelor of Science in Business Administration, Marketing and an Associate's Degree in Computer Information Science and Network Administration from Denver Technical College. He is a Certified Information Systems Security Professional.

        Pierluigi Fiorino has served as our Vice President, Taxation since 2016. He will continue to serve as Vice President, Taxation of TELUS, which is a position he has held since 2013. Prior to joining TELUS, Mr. Fiorino served as Vice President of Tax at Kinross Gold Corporation from 2008 to 2013. Mr. Fiorino is a CPA, CA (Canada) and a CPA (Illinois) and holds a Bachelor of Commerce degree from the University of Windsor.

Our Directors

        Josh Blair was elected to the board of directors in 2016 and currently serves as Chair of the board. Mr. Blair is a Partner at Esplanade Ventures, a venture capital firm focused on the health technology market. Mr. Blair previously served in increasingly senior leadership roles at TELUS Corporation from 1995 until 2019, including as Group President and Chief Corporate Officer from 2014 to 2019 overseeing TELUS International, TELUS Health, TELUS Business, TELUS Agriculture and TELUS Ventures. Mr. Blair also serves as the Vice Chair of Carebook, a private health technology company. Mr. Blair holds a bachelor degree in electrical engineering from the University of Victoria and also completed the Executive Program at the Smith School of Business at Queen's University.

        Kenneth Cheong was elected to the board of directors on June 1, 2016. Mr. Cheong is currently a Managing Director of Baring Private Equity Asia, where he joined in 1998. Prior to his time at Baring Private Equity Asia, Mr. Cheong served as Manager at Barclays de Zoete Wedd where he joined in 1995 until 1998 and Assistant Treasurer at DBS Bank where he joined in 1992 until 1995. Mr. Cheong holds a Bachelor of Science degree from the London School of Economics and Political Science.

        Tony Geheran was elected to the board of directors on May 13, 2020. He currently serves as Chief Customer Officer of TELUS, a position he has held since 2018. He formerly served as Executive Vice President and President of Broadband Networks at TELUS from 2015 to 2018. He previously served in increasingly senior leadership roles at TELUS beginning in 2001, including as Senior Vice President from 2013 to 2015. He was formerly employed at Cable and Wireless Ireland and Cable and Wireless Communications. Mr. Geheran holds a Diploma in Professional Marketing from the Cranfield School of Management, a Certificate in Business Administration from The Open University and received his Professional Qualifications in Mechanical and Electrical Engineering while serving in the Royal Navy.

        Doug French was elected to the board of directors on September 23, 2020. Mr. French has served as Executive Vice-President and Chief Financial Officer of TELUS since 2016. Since joining TELUS in 1996, Mr. French has held progressively senior roles, including Senior Vice-President and Corporate Controller. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young where he worked for eight years before joining Clearnet, a predecessor company to TELUS. He holds a Bachelor of Arts (Honours), Commerce and Economics from the University of Toronto. Mr. French was appointed Fellow of the Chartered Professional Accountants of Ontario in 2017, and is a member of the International Accounting Standards Global Preparers Advisory Committee and the Prince's Accounting for Sustainability Project.

        Jimmy Mahtani was elected to the board of directors on June 1, 2016. He is currently Managing Director of Baring Private Equity Asia, a position he has held since 2006. He formerly served as Vice-President at General Atlantic Partners from 2000 to 2006. He holds a Bachelor of Science in Business Administration from Georgetown University.

Corporate Governance

        The                        listing requirements include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow "home country" corporate governance practices in lieu of the otherwise applicable corporate governance standards of the                        . The application of such exceptions requires that we disclose any significant ways in which our corporate governance practices differ from the                        listing requirements that we do not follow. When our subordinate voting shares are listed on the                        , we intend to continue to follow Canadian corporate governance practices. Our articles provide that a quorum of shareholders is constituted by the holders of at least        % of the shares entitled to vote at the meeting. In addition, we do not intend to follow rule            of the            listing requirements that requires that shareholder approval be required for certain events, such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price and issuance of convertible securities. Neither Canadian securities laws nor British Columbia corporate law require shareholder approval for such transactions, except where such transactions constitute a "related party transaction" or "business combination" under Canadian securities laws or where such transaction is structured in a way that requires shareholder approval under the Business Corporations Act (British Columbia) (the "BCBCA") and the TSX may require shareholder approval be obtained in certain cases, in which case, we intend to follow our home country requirements.

        Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the                        . We may in the future decide to use other foreign private issuer exemptions with respect to some of the other                        listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the                        , may provide less protection than is accorded to investors under the                        listing requirements applicable to U.S. domestic issuers. See "Risk Factors—Risks Related to Our Subordinate Voting Shares—As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders".

        The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 Corporate Governance Guidelines (the "Corporate Governance Guidelines"), together with certain related disclosure requirements pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"). The Corporate Governance Guidelines are recommended as "best practices" for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted, or will be adopting in connection with the completion of this offering, certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines. The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Board Composition

        Under our articles, as amended and restated upon consummation of this offering, our board of directors will consist of a number of directors as determined from time to time by the directors. Under the terms of the shareholders' agreement we will enter into with TELUS and Baring upon consummation of this offering, our board of directors will be initially comprised of nine directors.

        The composition of our board of directors will be subject to the rights of TELUS and Baring under the shareholders' agreement providing for certain director nomination rights. The shareholders' agreement will provide that so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate individuals designated by TELUS representing a majority of the board. If TELUS owns less than a majority of the combined voting power of our multiple voting shares and subordinate voting shares, the number of directors TELUS may nominate as a percentage of the board will be proportionate to the voting power that it holds until TELUS owns less than 5% of the combined voting power of our shares.

        The shareholders' agreement will also provide that so long as Baring continues to beneficially own at least 20% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate two individuals designated by Baring. If Baring continues to beneficially own at least 10% of the combined voting power of our multiple voting shares and subordinate voting shares but less than 20%, we will agree to nominate one individual designated by Baring.

        For a description of TELUS and Baring's right to require us to nominate their designees to our board of directors, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders' Agreement." Subject to the arrangements described above, nominees for election as directors will be recommended to our board of directors by our governance and nominating committee in accordance with the provisions of applicable corporate law and the charter of our governance and nominating committee. See "—Committees of the Board of Directors—Governance and Nominating Committee".

        Our articles will provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of        % of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors will be elected by the shareholders at each annual general meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.

Majority Voting Policy

        In accordance with the requirements of the TSX, our board of directors will adopt a majority voting policy to the effect that a nominee for election as a director of our company who does not receive a greater number of votes "for" than votes "withheld" with respect to the election of directors by shareholders shall tender his or her resignation to the chairman of our board of directors promptly following the meeting of shareholders at which the director was elected. The governance and nominating committee will consider such offer and make a recommendation to our board of directors whether to accept it or not. Our board of directors will promptly accept the resignation unless it determines, in consultation with the governance and nominating committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. Our board of directors will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A director who tenders a resignation pursuant to our majority voting policy will not participate in any meeting of our board of directors or the governance and nominating committee at which the resignation is considered. Our majority voting policy will apply for uncontested director elections, being elections where, by a specified date (a) the number of nominees for election as director is the same as the number of directors to be elected, as determined by the board of directors, and (b) no proxy materials are circulated in support of one or more nominees who are not part of the director nominees supported by the board of directors.

Controlled Company Exemption

        Following the completion of this offering, we will elect to be treated as a "controlled company" under the listing requirements of                         because more than 50% of the combined voting power of our multiple voting shares and subordinate voting shares will be held by TELUS. See "Principal and Selling Shareholders". We intend to rely upon the "controlled company" exception relating to the board of directors and committee independence requirements under the                        listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exception, we will be exempt from, among other things, the listing requirements that would otherwise require that our board of directors consist of a majority of independent directors and that our human resources and governance and nominating committee be composed entirely of independent directors. The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act, the                        listing requirements and applicable Canadian securities laws, which require that our audit committee have at least one independent director on the effective date of the registration statement relating to this offering, a majority of independent directors within 90 days following the effective date of the registration statement relating to this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

Director Independence

        For purposes of the                        listing requirements, an independent director means                        . Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees ("NI 52-110"). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

        Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director's background, employment and affiliations, including family relationships, our board of directors determined that                        are "independent directors" as defined in the                        listing requirements and NI 58-101.In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each director and the transactions involving them described in "Certain Relationships and Related Party Transactions". The board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the governance and nominating committee, will make a determination as to which members are independent.

        Jeffrey Puritt is not expected to be considered an independent director as he is our Chief Executive Officer. Josh Blair, the chair of the board, as well as Doug French, Stephen Lewis and Tony Geheran, are not expected to be considered independent directors as they are all current or recently former employees of TELUS.

        Meetings of Independent Directors and Conflicts of Interest.    We will take steps to ensure that adequate structures and processes will be in place following the completion of this offering to permit our board of directors to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. It is contemplated that the board of directors will consider, on the occasion of each board meeting, whether a board meeting without the members of management and non-independent directors would be appropriate and they will hold a meeting without the members of management and non-independent directors where appropriate.

        In addition, our board of directors will ensure open and candid discussion among its directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. Our board of directors may determine that it is appropriate to hold meetings excluding a director with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse themselves from considering and voting with respect to the matter under consideration.

Mandate of the Board of Directors

        Our board of directors is responsible for managing or supervising the management of our business and affairs. This includes appointing our Chief Executive Officer, advising management on strategic issues, approving our business and other plans and monitoring our performance against those plans and against our operating and capital budgets. In addition, we expect that our board will also receive and consider recommendations from our various committees with respect to matters such as the following:

  •
  the compensation of our directors;

  •
  criteria for board and committee membership;

  •
  persons to be nominated for election as directors and to each of the board's committees; and

  •
  matters relating to our code of conduct and ethics and corporate governance guidelines.

        Certain of the actions of the board of directors are subject to the review and approval by TELUS, as our controlling shareholder. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders' Agreement".

Attendance Record

        In 2019, there were five meetings of our board of directors. There was 100% director attendance at each of these meetings.

Position Descriptions

        Our board of directors will adopt a written position description for the Chair of the board of directors, which will set out the Chair's key responsibilities, including, among others, duties relating to setting board meeting agendas, chairing board and shareholder meetings and director development.

        Our board of directors will adopt a written position description for each of our committee chairs which will set out each of the committee chair's key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

        Our board of directors will adopt a written position description for our Chief Executive Officer which will set out the key responsibilities of our Chief Executive Officer, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our board of directors for consideration, and supervising day-to-day management and communicating with shareholders and regulators.

        These position descriptions will be included as the terms of reference for each position, which will be included in our board manual along with our governance guidelines.

Orientation and Continuing Education

        We expect that following the consummation of this offering, we will, as necessary, implement an orientation program for new directors under which a new director will meet with the chair of the board and executive officers and make available to any new directors in the future appropriate background material on our business and activities, copies of our policies and procedures, and other documents and information to assist board members in meeting their obligations as directors.

        Our governance and nominating committee will be responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee will be responsible for coordinating orientation and continuing director development programs relating to the committee's mandate.

Term Limits and Mechanisms of Board Renewal

        Our board of directors has not adopted term limits for our directors or other automatic mechanisms of board renewal. Our governance and nominating committee will be responsible for reviewing the composition of our board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us. Our governance and nominating committee is expected to conduct a process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board. See "—Committees of the Board of Directors—Governance and Nominating Committee".

Committees of the Board of Directors

        Upon completion of this offering we will have an audit committee, a human resources committee and a governance and nominating committee. Pursuant to the terms of our shareholders' agreement, a director designated by TELUS and a director designated by Baring will be appointed to each of our human resources committee and governance and nominating committee, for so long as, in each case, there are sufficient directors designated by TELUS and Baring serving on our board.

Audit Committee

        Upon completion of this offering, our audit committee will be comprised of                        and chaired by                        . Our board of directors has determined that                        is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Within one year following the effective date of the registration statement relating to this offering, our audit committee will consist exclusively of independent directors within the meaning of NI 52-110. Our board of directors has determined that                        is "financially                        " within the meaning of the                        listing requirements, "financially literate" within the meaning of NI 52-110 and a "financial expert" as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see "—Our Directors".

        Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the                         listing requirements, the rules of the SEC and NI 52-110 and our audit committee will review the charter annually. The principal purpose of our audit committee is to oversee the accounting and financial reporting processes and audits of the Company and to assist our board of directors in discharging its oversight of, among other things:

  •
  the quality and integrity of our financial statements and related information;

  •
  the independence, qualifications, appointment, compensation and performance of our external auditor and the pre-approval of all non-audit services;

  •
  our disclosure controls and procedures, internal control over financial reporting and management's responsibility for assessing and reporting on the effectiveness of such controls;

  •
  review and approval or ratification of related-party transactions and policies related thereto;

  •
  our compliance with applicable legal and regulatory requirements and company policies; and

  •
  our enterprise risk management processes.

        The audit committee will also have the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

        For the years ended December 31, 2019 and 2018, we incurred the following fees by our external auditors, Deloitte LLP:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Category of Fees
Audit fees(1)	$1,067,978	$692,849
Audit-related fees(2)	326,922	49,604
Tax fees(3)	58,703	160,044
All other fees(4)	—	—

	$1,453,603	$902,497

(1)
"Audit fees" include fees for audit service on a billed basis.

(2)
"Audit-related fees" include fees for audits of subsidiaries.

(3)
"Tax fees" include fees related to tax compliance, tax advice and tax planning.

(4)
"All other fees" include other fees not included above.

Human Resources Committee

        Upon completion of this offering, our human resources committee will be comprised of                        and will be chaired by                        . As a "controlled company", our human resources committee is not required to be comprised entirely of independent directors. Our board of directors has determined that each of                        and                         is independent for purposes of NI 58-101. For a description of the background and experience of each member of our human resources committee, see "—Our Directors".

        Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the human resources committee consistent with the                         listing requirements and the rules of the SEC and our human resources committee will review the charter annually. The human resources committee's purpose will be to assist the board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the human resources committee will include, among other things:

  •
  reviewing at least annually our executive compensation plans;

  •
  in the absence of the Chief Executive Officer, evaluating at least once a year our Chief Executive Officer's performance in light of the goals and objectives established by our board of directors and, based on such evaluation, providing recommendations to our board of directors regarding the Chief Executive Officer's annual compensation;

  •
  reviewing on an annual basis the evaluation process and compensation structure for our executive officers and, in consultation with our Chief Executive Officer, reviewing the performance of the other executive officers in order to make recommendations to our board of directors with respect to the compensation for such officers;

  •
  reviewing and, if appropriate, recommending to our board of directors the approval of any adoption, amendment and termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the human resources committee by any of those plans;

  •
  reviewing our public disclosures related to the foregoing; and

  •
  overseeing management succession planning.

        Further particulars of the process by which compensation for our executive officers is and will be determined are provided under the heading "Executive Compensation".

Governance and Nominating Committee

        Our governance and nominating committee will be comprised of                        and chaired by                        . As a "controlled company", our governance and nominating committee is not required to be comprised entirely of independent directors. Our board of directors has determined that each of                        and                         is independent for purposes of NI 58-101.

        Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of our governance and nominating committee. The governance and nominating committee committee's purpose will be to assist our board of directors in, among other things:

  •
  identifying individuals qualified to become members of our board of directors;

  •
  selecting, or recommending that our board of directors select, director nominees for the next annual meeting of shareholders and determining the composition of our board of directors and its committees;

  •
  developing and overseeing a process to assess our board of directors, the chairman of the board of directors, the committees of the board of directors, the chairs of the committees, individual directors and management;

  •
  developing and implementing our corporate governance guidelines;

  •
  reviewing director compensation; and

  •
  overseeing our public disclosure related to the foregoing.

        In identifying new candidates for our board of directors, the governance and nominating committee will consider what competencies and skills our board of directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our board of directors as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

        It will be the responsibility of the governance and nominating committee to regularly evaluate the overall efficiency of our board of directors and our chairman and all board committees and their chairs. As part of its mandate, the governance and nominating committee will conduct the process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to our board of directors on a regular basis.

Code of Conduct

        Prior to the completion of this offering, we will adopt a code of conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, which is a "code of ethics" as defined in section 406(c) of the Sarbanes-Oxley Act. The code of conduct will set out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business.

        If we make any amendment to the code of conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC.

        Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the code of conduct will be posted on our website at www.telusinternational.com and our SEDAR profile at www.sedar.com. The information on or accessible through our website is not part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is only for reference.

        Our audit committee is responsible for reviewing and evaluating the code of conduct periodically and will recommend any necessary or appropriate changes thereto to our board of directors for consideration. The audit committee will also assist our board of directors with the monitoring of compliance with the code of conduct, and will be responsible for considering any waivers of the code of conduct (other than waivers applicable to our directors or executive officers, which shall be subject to review by our board of directors as a whole).

Diversity

        Our commitment to diversity and inclusiveness is a defining feature of our culture. We recognize the importance and benefit of having a board of directors and senior management comprised of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and senior management with respect to attributes such as gender, ethnicity, cultural background and other factors.

        We expect to adopt a formal policy for nomination of directors and the appointment of our senior management team that promotes our commitment to diversity.

        Upon consummation of this offering, we expect that        of our            directors will be women, representing        % of our board of directors. There are         women executive officers, representing        % of our executive officers.

Penalties or Sanctions

        None of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to affect materially the control of us, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

        None of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to affect materially the control of us, has, within the 10 years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Corporate Cease Trade Orders and Bankruptcies

        None of our directors or executive officers is, as at the date of this prospectus, or has been within the ten years prior to the date of this prospectus: (a) a director, chief executive officer or chief financial officer of any company (including the TELUS and its other subsidiaries) that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company (including the TELUS companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

EXECUTIVE COMPENSATION

        The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation earned by our named executive officers ("NEOs") for their 2019 performance. Consistent with the requirements of Item 402 of Regulation S-K of the Securities Act and the rules applicable to foreign private issuers, the executive compensation disclosure in this section is retroactive and covers fiscal year 2019 compensation. We will provide executive compensation disclosure for the 2020 performance year after the performance year is complete.

        In preparing for this offering, we have begun a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive programs. We have begun, and we expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure it is competitive with the compensation programs of the companies with which we compete for executive talent and is aligned with public company practices. We will disclose information about new executive compensation programs that we plan to implement in connection with this offering once they are finalized.

        For 2019, our NEOs are:

  •
  Jeff Puritt, President and Chief Executive Officer (CEO);

  •
  Richard (Rick) Rodick, Former Chief Financial Officer (CFO);(1)

  •
  Charles (Chuck) Koskovich, Senior Vice President & Chief Operating Officer (COO);

  •
  Marilyn Tyfting, Senior Vice President & Chief Corporate Officer (CCO); and

  •
  George Puig, Former Senior Vice President & Chief Commercial Officer.(2)

(1)
Mr. Rodick's employment terminated as CFO, effective September 7, 2020, but he is treated as an NEO for purposes of this registration statement by virtue of his 2019 role and compensation. Effective on September 7, 2020, Vanessa Kanu became our CFO.
(2)
Mr. Puig's employment terminated as Senior Vice President & Chief Commercial Officer, effective May 21, 2020, but he is treated as an NEO for purposes of this registration statement by virtue of his 2019 role and compensation.

COMPENSATION DISCUSSION AND ANALYSIS

Key Compensation Principles

        We pay for performance. We establish a clear and direct link between compensation and the achievement of business objectives—in both the short-term and long-term—by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to the share price performance of both the Company and TELUS. We also drive continued levels of high performance by setting ambitious targets.

        The Human Resources Committee ("HRC") of the Company's board of directors utilizes an approach to compensation that is both market-based and performance-based. The primary focus of the HRC is to maintain an executive compensation program that supports the achievement of three objectives:

  •
  To advance our business strategy;

  •
  To enhance our growth and profitability; and

  •
  To attract and retain the key talent necessary to achieve our business objectives.

1.     We pay for performance

        An NEO's compensation is based on his or her personal performance, together with corporate performance and position within a range determined with reference to market compensation data. Linking executive pay to actual performance ensures that executive compensation is aligned with the creation of shareholder value. This includes the compensation of our CEO and our other NEOs, as reflected in the target pay mix chart below.

2.     We promote sound risk-taking

        Our executive compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of our executive compensation program that help manage and mitigate risk in executive compensation.

WHAT WE DO

•

Independent consultant—We use an external independent executive compensation consultant to assess our executive compensation program to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles

•

Overlapping performance periods—Within our LTI program, the overlap in performance periods ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own

•

Pay for performance—71% of total direct compensation for NEOs and 78% of total direct compensation for the CEO are linked to the performance of the Company and TELUS. Our performance metrics are well communicated and regularly monitored through the corporate scorecards, see "—TELUS International Performance Bonus Program—Methodology—Step 2," and include short- and long-term performance measures to avoid the pursuit of a performance metric at the expense of the business more generally

•

Stringent share ownership requirements—In place for our executives with respect to Company shares granted under the LTIP (CEO—3x base salary and NEOs—1.5x base salary)

•

Balance between short-term and long-term incentives—Reasonable balance between compensation elements that focus on short-term financial performance and longer-term Company and TELUS share price appreciation

•

Of the total direct compensation that is performance-based for the CEO, 26% is tied to short-term results and 74% is tied to long-term results, and of the total direct compensation that is performance-based for the NEOs, 20% is tied to short-term results and 80% is tied to long-term results

• Caps on payouts—Incentive awards are generally capped to avoid excessive payouts and are in line with market practices
• 70% of the TELUS International Performance Bonus Plan payments are based on corporate performance
• All annual LTI awards are subject to performance-vesting criteria

WHAT WE DO NOT DO

•

Maintain or reduce performance target levels for incentive plans. Instead, steadily increasing performance levels must be achieved to realize payouts year after year

•

Guarantee a minimum level of vesting for our long-term incentives

• Over-emphasize any single performance metric • Guarantee annual base salary increases or bonus payments • Offer excessive perquisites

3.     We balance the short-term and long-term

        Our program features a well-balanced mix of fixed and variable pay elements, with the layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles.

        LTIs (including TI share options ("TI Options"), TI phantom options ("TI Phantom Options"), TI phantom restricted share units ("TI Phantom RSUs") and TELUS phantom restricted share units ("TELUS Phantom RSUs")) are granted on an annual basis to NEOs under our Omnibus Long-Term Incentive Plan ("LTIP"), resulting in a continuous overlapping vesting schedule, rather than one-time cliff vesting that generally results in larger, sporadic settlements, with the exception of certain accelerated vesting that will occur upon the effectiveness of this registration. The awards of TI Phantom Options are 50% cash-settled and 50% equity-settled, and the TI Phantom RSUs and TELUS Phantom RSUs are 100% cash-settled. Additionally, TI Options were granted to the CEO on December 23, 2016, as described further in "—At-risk Pay: Long-term Incentives."

4.     We reward contribution

        We utilize an approach to executive compensation that is both market-based and performance-based. Our compensation structure and philosophy track the compensation structure of TELUS. LTI grant levels are performance-differentiated and are based on an executive's in-year performance and future potential.

        We consider this performance-based approach to granting LTIs to be a best practice, instead of granting LTIs based on market benchmarks only.

5.     We align compensation with corporate strategy

        To align executive compensation with our corporate strategy, we make a direct link between an executive's pay and his or her performance against the achievement of our corporate objectives.

        The CEO and the other NEO's annual performance bonuses are evaluated through a combination of corporate scorecards, which evaluate the performance of both the Company and TELUS, and individual performance (plus business unit scorecard for NEOs). Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals.

6.     We align our pay practices across the organization

        Our pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation:

  •
  Bonus calculations include a mix of Company and individual performance metrics for executives as well as all team members;

  •
  We ensure overall annual increases to base salary for the executives are relatively aligned with increases to base salary for positions below the executive level;

  •
  Materially or significantly increased responsibility in any team member's role and/or a subsequent promotion is accompanied by a change in pay, as appropriate; and

  •
  We use benchmarking compensation data, along with other relevant factors such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization.

BOARD OVERSIGHT AND COMPENSATION GOVERNANCE

        Our executive compensation governance protects the peer relationships among the members of our board of directors and TELUS, our controlling shareholder. The Board Manual, which describes the terms of reference for various Company governance functions, sets forth our governance policies around executive compensation as follows:

        Our board of directors has the following responsibilities:

  •
  Appoint and replace the CEO (subject to the shareholder agreement between us, TELUS and Baring), which responsibility the board of directors has delegated to the TELUS CEO;

  •
  Satisfy itself about the integrity of our CEO and the executive team; and

  •
  Oversee succession planning for the CEO and all other members of the executive team, which responsibility the board of directors has delegated to the HRC.

        The TELUS CEO has the following responsibilities:

  •
  Approve our equity compensation plan design in consultation with our CCO and the HRC, and subject to the shareholder agreement between us, TELUS and Baring.

        The HRC has the following responsibilities:

  •
  Review and approve the key terms and conditions of all agreements, including those dealing with retirement, termination of employment or other special circumstances, between the Company and any member of the executive team;

  •
  Develop and approve the Company's compensation philosophy and guidelines for the executive team including the CEO;

  •
  Review the Company's compensation philosophy and guidelines;

  •
  Upon the recommendation of the CEO, review and approve the design of the annual performance bonus plan;

  •
  Consult with the chair of the HRC and recommend to the TELUS CEO the proposed establishment of, and any material changes to, the Company's equity compensation plan;

  •
  Consider and recommend to the TELUS CEO the share ownership guidelines for the CEO and the executive team and review compliance with those guidelines;

  •
  Review and recommend to the TELUS CEO the corporate scorecard, individual goals and objectives relevant to CEO compensation and the performance evaluation of the CEO;

  •
  Review and recommend to the TELUS CEO the CEO's compensation (provided that any grant of securities under the LTIP will be approved by the TELUS CEO acting alone but in consultation with the HRC); and

  •
  Upon the recommendation of the CEO, review and approve the performance evaluations and the compensation of the executive team (provided that any grant of securities under the LTIP will be approved by the chair of the HRC acting alone but in consultation with the HRC).

        Josh Blair, the chair of our board of directors and the chair of the HRC, has been delegated the authority by our board of directors to approve the appointments, compensation and succession plans for members of the executive team, and the TELUS CEO has been delegated the authority to approve the compensation of our CEO. The CCO and the Human Resources team implement the processes required to administer the executive compensation program approved by the TELUS CEO, the HRC and the chair of the HRC.

Human Resources Committee Experience

        Members of the HRC have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. All of the HRC members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation.

        The current members of the HRC are Josh Blair, Kenneth Cheong, and Jimmy Mahtani. Further information about the HRC members can be found in "Management—Our Directors," and information about the anticipated composition and responsibilities of the HRC after the completion of this offering can be found in "Management—Human Resources and Compensation Committee."

Executive Compensation Consultant

        In preparation of this offering, the HRC engaged Korn Ferry (the "Committee Consultant") as an independent compensation consultant to the board of directors. During 2019, the Committee Consultant performed a variety of tasks for the HRC, including but not limited to: reviewing the competitiveness of our executive compensation program, annual incentive and LTI program design and share ownership guidelines and assisting in the development of a market-based director compensation program. The Company reviewed the independence of the Committee Consultant and concluded that the Committee Consultant was independent and that its work for the HRC did not raise any conflict of interest. We are working with the Committee Consultant to design and implement a compensation program for our CEO and the other NEOs in connection with this offering. We will disclose information about the new compensation program once approved by the board of directors or its delegate.

Compensation Elements for the CEO and the other NEOs

        The key components of total direct compensation for the CEO and the other NEOs are fixed base salary, short-term performance bonuses (paid in cash to reward annual performance and, in addition, for Mr. Puig, to reward sales), and LTIs (paid as a management incentive bonus consisting of TI Phantom Options that settle in cash and equity, TI Phantom RSUs and TELUS Phantom RSUs (both of which settle in cash) to promote retention and reward performance over the long term).

        Benefits and perquisites, including retirement benefits, are also considered as part of the Company's total compensation for the CEO and the other NEOs. See "—Benefits and Perquisites" for more details.

Total Compensation at a Glance

Component	Targeted % of total(1)	Description	Objective

Annual Compensation

Fixed base salary	22% for the CEO and 29% for the other NEOs	• Ranges are established for each position based on market practice, with the mid-point of the range being set at the median of the relevant comparator group

Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group

Annual performance bonus	21% for the CEO and 14% for the other NEOs

•

50% of target base salary for NEOs and 100% of target base salary for the CEO

•

TELUS International Performance Bonus Program tied to the performance of the NEO and the Company's and TELUS' overall corporate performance, with corporate performance given 70% weighting

•

PBP metrics can lead to payouts ranging from zero (for substandard performance) to a maximum of 150% (for exceptional performance)

•

TELUS International Sales Incentive Plan (for Chief Commercial Officer) tied to the annual revenue billed on net new sales by the Company's sales team

Provides an annual performance bonus paid in cash based on corporate and individual performance of the applicable year (and sales for the Chief Commercial Officer)

Component	Targeted % of total(1)	Description	Objective

Long-term Incentive

Share-settled and cash-settled equity compensation	57% for the CEO and 56% for the other NEOs

•

Consists of 50% TI Phantom Options, 30% TI Phantom RSUs and 20% TELUS Phantom RSUs

•

The size of executive grants is differentiated based in part on their performance and future potential (performance granting) and market benchmarking (see "—At-risk Pay: Long-term Incentives—Methodology")

•

RSUs cliff-vest in approximately three years

Links a significant portion of the at-risk compensation to both the achievement of performance targets and Company shareholder return Helps to promote retention of executives

Indirect Compensation

Benefits and perquisites	• A competitive executive benefits program • Vehicle allowance for the CEO and CCO and annual allowance for the CEO

Retirement benefits

•

Benefits under TELUS' Amended and Restated Pension Plan for Management and Professional Employees of TELUS Corporation (the "DB Plan"), a registered defined benefit plan, and Supplemental Retirement Arrangement for Designated Executives of TELUS Corporation ("SRA") consistent with market practice for Canadian executives and for our CEO, and benefits under TELUS' Defined Contribution Pension Plan for Provincially Regulated Employees (the "Defined Contribution Plan") (a registered defined contribution plan) and TELUS Supplementary Savings Plan (the "Savings Plan") (a nonqualified after-tax account) for our CCO. These retirement programs are further described in "—TELUS Retirement Plan Benefits."

•

Competitive 401(k) plan with Company match for US executives

(1)
Sum of percentage may not total 100% due to rounding.

2019 APPROACH TO COMPENSATION

Base Salary Methodology

        The HRC considers and recommends the CEO's annual base salary to the TELUS CEO, and the TELUS CEO approves it. The CEO considers and recommends the annual base salary for the executive team to the HRC. Josh Blair, the chair of our board of directors and the chair of the HRC, has been delegated the authority by our board of directors to approve any changes for members of the executive team (other than the CEO).

        We set our salary range midpoints at the 50th percentile of the relevant comparator group. We then made adjustments to individual base salaries that we consider appropriate to recognize the executives' varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group.

At-risk Incentive Pay Components

        At-risk incentive pay consists of:

  •
  Annual performance bonus (paid in cash); and

  •
  Long-term incentives (in the form of TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs).

        The following outlines our approach in determining and delivering these at-risk incentive pay components.

At-risk Pay: Annual Performance Bonus

        The annual performance bonus for NEOs is determined pursuant to the TELUS International Performance Bonus Program (the "PBP"). Mr. Puig is also entitled to receive sales incentive payments pursuant to the TELUS International Sales Incentive Plan (the "SIP"). A summary of the terms of each program follows.

TELUS International Performance Bonus Program

Methodology

        The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. This component of at-risk pay is calculated based on individual (30%) and corporate (70%) performance to better reflect affordability and our continued focus on funding strategic investments. The corporate performance consists of a Company component (50%) and a TELUS component (20%) as detailed in the formula below.

        Each executive's annual performance bonus under the PBP is determined using the following formula. Each element in the formula is explained in the steps outlined below:

        To determine the annual performance bonus for each executive, we follow a four-step process:

        Step 1: Assess TELUS corporate performance as measured by the corporate scorecard results;

        Step 2: Assess Company corporate performance as measured by the corporate scorecard results;

        Step 3: Assess an executive's individual performance; and

        Step 4: Calculate the annual performance bonus based on the above payout formula.

Step 1: Assess TELUS corporate performance as measured by the corporate scorecard results

        TELUS corporate performance is measured through the results of the TELUS scorecard, which is determined after the end of a performance year. These results are then shared with the Company for purposes of calculating the annual performance bonus.

Step 2: Assess Company corporate performance as measured by the corporate scorecard results

        The Company's corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2019 metrics measured achievements in three areas: our team, customers first, and profitable growth and efficiency. See below table on the 2019 corporate scorecard and our results.

Setting Objectives

        The objectives in the Company's corporate scorecard are set each year and collectively approved by the CEO, CFO, CCO, and COO at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the board of directors.

        The key aspects of the target-setting process include:

  •
  Selecting measurable and auditable performance metrics;

  •
  Ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the board of directors;

  •
  Stress-testing the current year's targets against the prior year's scorecard to determine year-over-year continuous improvement;

  •
  Ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the Company's corporate scorecard; and

  •
  Ensuring that all performance metrics are tied to the Company's achievement of our corporate objectives.

        During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the CEO, CFO, CCO, and COO collectively review and approve all adjustments proposed by management.

Step 3: Assess an executive's individual performance

        The individual performance of each NEO is initially assessed by the CEO. The individual performance of the CEO is assessed by the HRC, with input from the full board of directors. The chair of the HRC invites board of directors members to provide their feedback regarding the CEO's performance.

Step 4: Calculate the annual performance bonus based on the above payout formula

        Based on an assessment and recommendation from the CEO, the HRC reviews each NEO's performance and determines an individual multiplier, and along with the related multiplier in the Company and TELUS corporate balanced scorecards, recommends the annual performance bonus under the PBP for each NEO using the formula in the section "—TELUS International Performance Bonus Program". The HRC, with input from the chair of the board of directors due to the peer relationships between our Company and TELUS, our controlling shareholder, assesses the personal performance of the CEO and his leadership. Based on this assessment, the HRC determines an individual multiplier and, along with the related multiplier in the Company and TELUS corporate balanced scorecards, recommends to the TELUS CEO for approval of the annual performance bonus under the PBP for the CEO, based on the formula in the section "—TELUS International Performance Bonus Program".

        The relative weight that corporate (both the Company and TELUS), business unit and individual performance has in determining a team member's annual performance bonus under the PBP depends on the individual's organizational level and ability to influence the Company's overall performance. For each of our NEOs, TELUS corporate performance is weighted at 20%, Company corporate performance is weighted at 50% and individual performance is weighted at 30%. In addition to TELUS corporate, Company corporate and individual performance, the board of directors has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it deems appropriate.

TELUS International Sales Incentive Program

        The SIP is designed to reward the sales team for driving profitable growth by finding creative and flexible answers and addressing the needs of our customers. SIP participants may be eligible for a monthly cash payment based on net billed revenue and profit margin, and the Chief Commercial Officer is eligible for an annual overlay cash payment under the SIP based on revenue from net new sales.

        SIP payments for sales account executives are calculated on a monthly basis, and are based on net billed revenue for that month that meets the minimum criteria for total contract value and profit margin (which criteria vary by jurisdiction), multiplied by the applicable commission rate. The annual overlay payment for the Chief Commercial Officer is determined by multiplying annual revenue billed on net new sales attributed to the sales account executives reporting to the Chief Commercial Officer by the 1% overlay rate. The overlay payment is calculated by the Compensation Review Committee ("CRC") and approved by the HRC along with the other portions of the annual performance bonus for NEOs. During the year, results and revenue eligibility criteria may be adjusted to account for unique circumstances with any adjustments reviewed by the CRC, in accordance with SIP policy.

At-risk Pay: Long-term Incentives
(TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs)

Methodology

        In 2016, the HRC approved the LTIP and reserved approximately 5% (the "LTIP Pool") of the total outstanding equity of the Company for issuance from time to time in the form of cash and equity-settled LTI awards (i.e., TI Options, TI Phantom Options, TI Phantom RSUs, and TELUS Phantom RSUs) under the LTIP.

  •
  Approximately 1% of the LTIP Pool was granted in 2016 to all NEOs (other than Mr. Koskovich) and other non-NEOs;

  •
  Approximately 1% of the LTIP Pool was granted to the CEO as a one-time special TI Option award on December 23, 2016, of which 1/3 of these share options (or 119,976 share options) were granted with an exercise price equal to the fair market value of the Company's share price at the time of grant, or $21.90, and the remaining 2/3 of these share options (or 279,944) were granted with an elevated exercise price (approximately 2x the Company's share price on the date of grant, or $40.25); and

  •
  The remaining approximately 3% of the LTIP Pool was reserved for grant over a five-year period (0.6% per year), of which 2.4% has been granted to and allocated among the executive team.

        For each annual allocation of the LTIP Pool for the NEO LTI awards (the "Annual Allocation"), each NEO's share of the Annual Allocation is determined based on a review of competitive market data, executive performance and future potential: 30% for Mr. Puritt; 7% for Mr. Puig; 12% for Mr. Rodick; 12% for Mr. Koskovich; and 12% for Ms. Tyfting (each, an "NEO LTI Allocation").

        Each NEO LTI Allocation is comprised of the components below. The Company did not grant any TI Options in 2019.

  •
  50% TI Phantom Options;

  •
  30% TI Phantom RSUs; and

  •
  20% TELUS Phantom RSUs.

        Each grant of TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs vest subject to continued service through the vesting date (generally 2.5 years following the grant for TI Phantom RSUs and TELUS Phantom RSUs and the 3rd anniversary of the grant date for cash-settled TI Phantom Options), and a performance multiplier that is based 60% on the Company's EBITDA and 40% on the quality of service for the Company's customers ("QoS").

        EBITDA means the average of the Company's annual EBITDA achievement measured against targets for full years completed during the performance period. QoS means the quality of service to the Company's customers during the performance period, as determined by the board of directors. The QoS performance criteria are measured based on the Company's average QoS achievement for each full year completed during the performance period.

TELUS Phantom RSUs

EBITDA Performance as % of Target	0%	5%	22%	42%	53%	64%	85%	100%	110%	125%	135%	150	%+
Performance Multiplier	0.005		0.22	0.42	0.53	0.64	0.85	1	1.1	1.25	1.35	1.5

QoS Achievement as % of Target	90%	91%	95%	93%	94%	95%	96%	97%	98%	99%	100%	101%	102%	103%	104%	105%
Performance Multiplier	0.5	0.55	0.6	0.65	0.7	0.75	0.8	0.85	0.9	0.95	1.0	1.1	1.2	1.3	1.4	1.5

TI Phantom RSUs

EBITDA Performance as % of Target	0%	5%	11%	15%	22%	30%	42%	53%	64%	72%	85%	100%	+
Performance Multiplier	0	0.05	0.11	0.15	0.22	0.3	0.42	0.53	0.64	0.72	0.85	1

QoS Achievement as % of Target	0%	2%	5%	7%	10%	11%	15%	22%	30%	42%	53%	64%	72%	85%	100%	+
Performance Multiplier	0	0.02	0.05	0.07	0.10	0.11	0.15	0.22	0.3	0.42	0.53	0.64	0.72	0.85	1

        Pursuant to the LTIP, the board of directors has delegated its authority to the chair of the HRC to determine, in consultation with Baring pursuant to the shareholders' agreement, the eligible participants under the LTIP, approve all individual grants and applicable terms, including the value of the grants, performance criteria, the applicable performance period, and any vesting conditions. The chair of the HRC also has the authority to determine when, and if, the performance criteria have been met. In addition, the board of directors has delegated its authority to approve the aggregate number of annual awards to be granted under the LTIP to the TELUS CEO.

        Pursuant to the LTIP, the TI Phantom RSUs and TELUS Phantom RSUs are settled in cash within 60 days from the vesting date, which is generally 2.5 years following the date of grant. For awards of TI Phantom Options, each award is comprised of a 50% cash-settled portion and a 50% share-settled portion. With respect to the cash-settled portion of each TI Phantom Option, the portion generally vests on the third anniversary of the grant date, upon which 50% of the vested portion becomes exercisable on the vesting date and the remaining 50% of the vested portion becomes exercisable on the first anniversary of the vesting date. With respect to the share-settled portion of each TI Phantom Option, the portion will vest upon the effective date of an initial public offering ("IPO") or a liquidity event, including the effective date of this registration statement, upon which the entire vested portion will be exercisable for six months following the vesting date, but no later than December 31 of the calendar year in which the IPO or the liquidity event occurs. All TI Phantom Options have a term of ten years following the grant date. In the event a dividend becomes payable on TI or TELUS shares, TI Phantom RSUs and TELUS Phantom RSUs are eligible to receive dividend equivalents, which are credited in additional TELUS Phantom RSUs and subject to the same vesting criteria as the underlying TELUS Phantom RSU on which the dividend was paid. TELUS pays a quarterly dividend on TELUS Phantom RSUs.

        If an NEO is terminated without just cause (as defined in the LTIP): (1) all vested TI Phantom Options will remain exercisable for a period of 90 days following the termination date and (2) all unvested TI Phantom RSUs and TELUS Phantom RSUs will vest pro-rata based on the period of service between the grant date and the date of termination. All unvested TI Phantom Options will expire and be forfeited on the termination date.

At-risk Pay: Other Considerations

        As described above, our compensation practices are robust and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy. The HRC, however, retains the authority to reduce or supplement compensation determined by our practices in exceptional circumstances.

Benchmarking

        We benchmark our executive compensation against a peer group of companies with which we may compete for executive talent. Market pay data for the peer group for 2019 was gathered through publicly available information and compensation surveys conducted by the Committee Consultant. When making compensation decisions, the HRC takes into consideration the value of total direct compensation ("TDC"), which consists of base salary, annual performance bonus and long-term equity incentive compensation, provided to executives and where that value falls in relation to comparable companies (our peer group is discussed below along with other market survey data). While the HRC does not target a specific percentile of comparable companies when making decisions regarding individual compensation components, the HRC generally looks to position the value of target TDC to be competitive with the 50th percentile of comparable companies, with exceptions made based on the HRC's analysis of key factors.

        The peer group will be periodically evaluated and updated to ensure the companies in the group remain relevant to us based on our changing size and other factors.

2019 Actual Compensation Mix (Percentage of Total Direct Compensation)(1)

		CEO		Other NEOs
Compensation Element	Provided as	Target	2019 actual	Target	2019 actual
Base salary (fixed)	Cash	21%	20%	29%	28%
Allowances (fixed)	Cash	2%	1%	0%	0%
Annual Performance bonus(2) (at-risk)	Cash	21%	22%	14%	18%
Long-term incentive (at-risk)	TI Phantom Options	6%	6%	6%	5%
Long-term incentive (at-risk)	TI Phantom RSUs	31%	30%	31%	29%
Long-term incentive (at-risk)	TELUS Phantom RSUs	21%	20%	20%	20%

(1)
Sum of percentage may not total 100% due to rounding.
(2)
Includes commission paid to Mr. Puig under the SIP.

2019 Base Salary Compensation

        The annual base salaries that our NEOs were entitled to receive as of December 31, 2019 were as follows:

Name	2019 Base Salary(1) ($)
Jeff Puritt	573,316
Richard Rodick	301,959
Chuck Koskovich	353,496
Marilyn Tyfting	260,454	(2)
George Puig	260,000

(1)
Base salary amounts reflected in the Summary Compensation Table differ because annual merit increases for 2019 took effect in April 2019.
(2)
Base salary value converted from CAD $338,252 to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.

        For more details about the actual amount of base salary paid to our NEOs in 2019, see "—Summary Compensation Table." Overall, the base salaries paid to the CEO and the other NEOs were within a competitive range of the 50th percentile of the selected comparator group.

2019 Bonus Payouts

        Each NEO's annual performance bonus and LTIP award were determined by applying the formulas outlined under the headings "—TELUS International Performance Bonus Program" and "—At-risk Pay: Long-term Incentives." Based on the Company's and TELUS' corporate performance against the corresponding targets, as measured by the corporate scorecards for each of the Company and TELUS, and effective personal performance and leadership, the HRC approved annual performance bonuses and LTIP awards as outlined below. The average annual performance bonus for the NEOs was 65% of their base salaries, compared to their target performance of 50%. The annual performance bonus for the CEO was 112% of his base salary, compared to his target performance of 100%. Compared to his target performance of 50%, the Chief Commercial Officer received a total annual performance bonus payout of 99% of his base salary. This amount consists of a TI Performance Bonus payout of 26% (against a 25% target) and a 73% commission payment (against a 25% target).

Benefits and Perquisites

        We provide our NEOs with a competitive benefits program that includes: health and dental coverage, life, accident and critical illness insurance coverage, short-term and long-term disability coverage and health spending accounts for all of our employees. We also offer Canadian executives the opportunity to purchase TELUS shares through regular payroll deductions, with a match of 35% for Canadian executives to a maximum of 6% of base salary under the TELUS employee share purchase plan.

        The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include: an executive health plan for Canadian executives, including our CCO, a flexible perquisite annual allowance intended to cover financial and retirement counseling, and other items, for our CEO, a vehicle allowance for our CEO and CCO, a parking allowance for our CCO, and telecom benefits for the home (for work and personal use) of our Canadian executives, including our CCO. For information regarding the value of perquisites paid to our NEOs in 2019, see "—Summary Compensation Table."

        Our CEO is entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, and our CCO is entitled to participate in the Defined Contribution Plan (a registered defined contribution plan) and the Savings Plan (a nonqualified after-tax account). Our NEOs in the United States are eligible to participate in the Company's 401(k) plan and are entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2019, see "—Summary Compensation Table," "—Pension Benefits" and "—TELUS Nonqualified After-Tax Account."

Employment Agreements

        We have entered into an employment agreement with our CEO and offer letters with our other NEOs. Details on NEO severance arrangements can be found below under "—Summary of NEO Employment Agreements."

Clawback Policy for Mr. Puritt

        Mr. Puritt's employment agreement provides that the TELUS clawback policy will apply to his compensation. The TELUS clawback policy allows TELUS to recover or cancel certain incentives to executive officers in circumstances where (1) there has been a material misrepresentation or material error resulting in the restatement of TELUS' financial statements, (2) an executive would have received less incentive compensation based on the restated financials, and (3) the executive's misconduct (such as an act of fraud, dishonesty or willful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the TELUS financial statements.

        In the circumstances described above, the board of directors of TELUS may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:

  •
  The annual performance bonus;

  •
  Unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs;

  •
  Vested but unexercised options; and

  •
  Any monetary payments and shares received from the exercise or settlement of LTI awards.

        The board of directors of TELUS may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.

Conclusion

        The HRC believes that the overall executive compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to the Company's success, thereby enhancing the value of the Company for its shareholders. We also believe that the design of our executive compensation program does not encourage inappropriate risk-taking.

Summary Compensation Table

        The following table summarizes the compensation earned by our NEOs for the year ending December 31, 2019, our last completed fiscal year.

Name and Principal Position	Salary ($)(1)		Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total Compensation ($)
Jeff Puritt	565,967		1,443,461	157,434	636,145		2,942,170	(5)	97,835	(6)	5,843,012
President and Chief Executive Officer
Richard (Rick) Rodick	299,591		577,385	62,972	160,281		—		33,492	(8)	1,133,721
Chief Financial Officer(7)
Charles (Chuck) Koskovich	349,835		577,385	62,972	189,785		—		37,472	(8)	1,217,449
Senior Vice President & Chief Operating Officer
Marilyn Tyfting	266,014	(9)	577,385	62,972	148,303	(10)	—		70,325	(11)	1,124,999
Senior Vice President & Chief Corporate Officer
George Puig(12)	260,000		336,808	36,736	252,244	(13)	—		26,100	(14)	911,888
Senior Vice President & Chief Commercial Officer

(1)
Actual base salary paid in 2019 differs from our NEO's base salary because annual merit increases for 2019 took effect in April 2019.
(2)
The values set forth in this column represent the aggregate grant date fair value of TI Phantom RSUs and TELUS Phantom RSUs granted to the NEOs on December 27, 2019, computed in accordance with FASB ASC Topic 718.

(3)
The values set forth in this column represent the aggregate grant date fair value of TI Phantom Options granted to the NEOs on December 27, 2019, with an exercise price of $38.09, computed in accordance with FASB ASC Topic 718. See "—At-risk Pay: Long-term Incentives" for a discussion of the awards of TI Phantom Options granted to our NEOs.
(4)
The values set forth in this column represent annual performance bonus payouts to each NEO. See "—At-risk Pay: Annual Performance Bonus" for a discussion of the annual performance bonus program.
(5)
This value is converted from CAD to USD using the MorningStar exchange rate on December 31, 2019 of $0.77 and reflects the actuarial increase in the present value of Mr. Puritt's benefits under the DB Plan (CAD $84,000) and the SRA (CAD $3,737,000). See "—TELUS Retirement Plan Benefits" for more information on the pension plan benefits and how such amounts are calculated.
(6)
All Other Compensation for fiscal 2019 consisted of $17,400 car allowance and $25,000 other annual allowance and CAD $71,994 in dividends on TELUS Phantom RSUs, calculated by multiplying the value of TELUS dividends issued in 2019 by the number of TELUS Phantom RSUs held by Mr. Puritt each time dividends were issued, and converted from CAD to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.
(7)
Mr. Rodick's employment terminated as CFO, effective on September 7, 2020.
(8)
All Other Compensation for fiscal 2019 consisted of $11,200 for the employer matching contributions to the Company's 401(k) plan for Mr. Rodick and Mr. Koskovich and TELUS Phantom RSU dividends of CAD $28,951 for Mr. Rodick and CAD $34,119 for Mr. Koskovich, in each case, calculated by multiplying the value of TELUS dividends issued in 2019 by the number of TELUS Phantom RSUs held by Mr. Mr. Rodick and Mr. Koskovich, respectively, each time dividends were issued, and converted from CAD to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.
(9)
This value is converted from CAD $345,473 to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.
(10)
This value is converted from CAD $192,601 to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.
(11)
All Other Compensation for fiscal 2019 consisted of CAD $13,800 car allowance, CAD $5,846 parking benefit, CAD $1,500 for executive health plan for Canadian executives, CAD $2,457 for telecom benefits for the home, TELUS contributions of CAD $15,197 to the Defined Contribution Plan, CAD $13,385 to the Savings Plan and CAD $10,349 to TELUS' employee share purchase plan, and TELUS Phantom RSU dividends of CAD $28,797, calculated by multiplying the value of TELUS dividends issued in 2019 by the number of TELUS Phantom RSUs held by Ms. Tyfting each time dividends were issued, and converted from CAD to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.
(12)
Mr. Puig's employment terminated as Senior Vice President & Chief Commercial Officer, effective May 21, 2020.
(13)
This value represents an annual performance bonus payout of $66,625 and $185,619 in commission payments under the SIP.
(14)
All Other Compensation for fiscal 2019 consisted of $11,200 for the employer matching contributions to the Company's 401(k) plan and TELUS Phantom RSU dividends of CAD $19,350, calculated by multiplying the value of TELUS dividends issued in 2019 by the number of TELUS Phantom RSUs held by Mr. Puig each time dividends were issued, and converted from CAD to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.

Grants of Plan Based Awards

        The table below presents information regarding awards granted by the Company during the year ending December 31, 2019 to each NEO under the LTIP, which includes TI Phantom Options, TI Phantom RSUs, and TELUS Phantom RSUs. The Company did not make any grants of TI Options in the year ending December 31, 2019.

								All other stock awards: Number of shares of stock or units (#)
									All other option awards: Number of securities underlying options (#)
		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards(1)					Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)(2)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jeff Puritt	Annual Incentive(3)	0	573,316	859,974
	12/27/2019(4)				7,587	15,174	22,762	15,174		37.99	576,474
	12/28/2019(5)							464		37.99	17,593
	12/27/2019(6)				0	22,762	22,762	22,762		38.09	866,987
	12/27/2019(7)				0	37,936	37,936		37,936	38.09	157,434
Richard Rodick	Annual Incentive(3)	0	150,980	226,469
	12/27/2019(4)				3,035	6,070	9,105	6,070		37.99	230,590
	12/28/2019(5)							123		37.99	4,647
	12/27/2019(6)				0	9,105	9,105	9,105		38.09	346,795
	12/27/2019(7)				0	15,174	15,174		15,174	38.09	62,972
Chuck Koskovich	Annual Incentive(3)	0	176,748	265,122
	12/27/2019(4)				3,035	6,070	9,105	6,070		37.99	230,590
	12/28/2019(5)							143		37.99	5,395
	12/27/2019(6)				0	9,105	9,105	9,105		38.09	346,795
	12/27/2019(7)				0	15,174	15,174		15,174	38.09	62,972
Marilyn Tyfting	Annual Incentive(3)	0	130,227	195,341
	12/27/2019(4)				3,035	6,070	9,105	6,070		37.99	230,590
	12/28/2019(5)							102		37.99	3,861
	12/27/2019(6)				0	9,105	9,105	9,105		38.09	346,795
	12/27/2019(7)				0	15,174	15,174		15,174	38.09	62,972
George Puig	Annual Incentive(3)	0	65,000	97,500
	SIP(8)		65,000
	12/27/2019(4)				1,771	3,541	5,312	3,541		37.99	134,523
	12/28/2019(5)							55		37.99	2,089
	12/27/2019(6)				0	5,311	5,311	5,311		38.09	202,296
	12/27/2019(7)				0	8,852	8,852		8,852	38.09	36,736

(1)
The amounts shown reflect the threshold, target and maximum performance for the TELUS Phantom RSUs, TI Phantom RSUs, and TI Phantom Options granted pursuant to the LTIP, with a maximum attainment of 150% for TELUS Phantom RSUs and 100% for TI Phantom RSUs and TI Phantom Options.
(2)
The grant date fair value calculations are computed in accordance with FASB ASC Topic 718.
(3)
The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0%), target (100% of base salary for CEO, 50% of base salary for Mr. Rodick, Mr. Koskovich, and Ms. Tyfting, and 25% of base salary for Mr. Puig) and maximum (150% of target) under the PBP. Actual payments based on the Company's performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.
(4)
Represents grants of TELUS Phantom RSUs with a vesting date of June 27, 2022.
(5)
Represents a portion of the NEO's 2018 annual performance bonus delivered in the form of TELUS Phantom RSUs with a vesting date of June 27, 2022.
(6)
Represents grants of TI Phantom RSUs with a vesting date of June 27, 2022.
(7)
Represents grants of TI Phantom Options (50% of which are cash-settled and 50% of which are share-settled). The cash-settled TI Phantom Options vest on June 27, 2022 and the share-settled TI Phantom Options vest upon the effective date of this offering.
(8)
This row reports the target commission that Mr. Puig is eligible to receive under the SIP pursuant to his employment agreement based on the 2019 metrics and performance criteria described in "—TELUS International Sales Incentive Program."

Outstanding Equity Awards at Fiscal Year-End

        The table below summarizes all option-based and share-based awards granted by the Company that are outstanding as of December 31, 2019, which includes TI Options, TI Phantom Options, TI Phantom RSUs, and TELUS Phantom RSUs.

	Option Awards(1)				Share Awards(2)
Name	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Jeff Puritt	29,994	(3)	21.36	06/30/2026
	65,987	(4)	21.90	12/23/2026
	36,000	(5)	27.70	12/29/2027
	37,936	(5)	27.81	12/27/2028
	37,936	(5)	38.09	12/27/2029
	119,976	(6)	21.90	12/23/2026
	279,944	(6)	40.25	12/23/2026
					76,319	(7)	2,906,991
					37,939	(8)	1,441,303
Richard Rodick	38,392	(9)	21.90	12/23/2026
	14,400	(5)	27.70	12/29/2027
	15,175	(5)	27.81	12/27/2028
	15,174	(5)	38.09	12/27/2029
					26,850	(10)	1,022,717
					15,113	(11)	574,143
Chuck Koskovich	38,400	(5)	27.70	12/29/2027
	15,175	(5)	27.81	12/27/2028
	15,174	(5)	38.09	12/27/2029
					41,250	(12)	1,571,213
					22,146	(13)	841,327
Marilyn Tyfting	11,998	(3)	21.90	06/30/2026
	26,395	(14)	21.90	12/23/2026
	14,400	(5)	27.70	12/29/2027
	15,175	(5)	27.81	12/27/2028
	15,174	(5)	38.09	12/27/2029
					26,850	(10)	1,022,717
					15,092	(15)	573,345
George Puig	22,400	(5)	27.70	12/29/2027
	8,852	(5)	27.81	12/27/2028
	8,852	(5)	38.09	12/27/2029
					24,062	(16)	916,522
					12,891	(17)	489,729

(1)
All TI Phantom Options have a term of ten years. Cash-settled TI Phantom Options generally cliff-vest in approximately three years and share-settled TI Phantom Options are scheduled to vest upon the effective date of this offering.
(2)
Does not include unvested dividends or dividend equivalents for the TELUS Phantom RSUs.
(3)
Represents cash-settled TI Phantom Options.
(4)
Represents TI Option award granted on December 23, 2016 to Mr. Puritt. These TI Options will vest on December 23, 2020.
(5)
Represents a grant of TI Phantom Options, 50% of which is cash-settled and 50% of which is share-settled, that are scheduled to vest upon the effective date of this offering.
(6)
Represents special TI Option award granted on December 23, 2016 to Mr. Puritt. These TI Options will vest on December 23, 2020.

(7)
Includes 21,600 TI Phantom RSUs that vested on June 23, 2020; 31,957 TI Phantom RSUs that will vest on June 27, 2021; and 22,762 TI Phantom RSUs that will vest on June 27, 2022.
(8)
Includes 10,520 TELUS Phantom RSUs that vested on June 23, 2020; 11,781 TELUS Phantom RSUs that will vest on June 27, 2021; 15,174 TELUS Phantom RSUs that will vest on June 27, 2020; and 464 TELUS Phantom RSUs that will vest on June 27, 2022. The 464 TELUS Phantom RSUs were granted as a portion of Mr. Puritt's 2018 annual performance bonus.
(9)
Represents a grant of TI Phantom Options, 11,997 of which are cash-settled and will vest on December 23, 2020 and 26,395 of which are share-settled and will vest upon the effective date of this offering.
(10)
Includes 8,640 TI Phantom RSUs that vested on June 23, 2020; 9,105 TI Phantom RSUs that will vest on June 27, 2021; and 9,105 RSUs that will vest on June 27, 2022.
(11)
Includes 4,208 TELUS Phantom RSUs that vested on June 23, 2020; 4,712 TELUS Phantom RSUs that will vest on June 27, 2021; 6,070 TELUS Phantom RSUs that will vest on June 27, 2022; and 123 TELUS Phantom RSUs that will vest on June 27, 2022. The 123 TELUS Phantom RSUs were granted as a portion of Mr. Rodick's 2018 annual performance bonus.
(12)
Includes 23,040 TI Phantom RSUs that vested on June 23, 2020; 9,105 TI Phantom RSUs that will vest on June 27, 2021; and 9,105 TI Phantom RSUs that will vest on June 27, 2022.
(13)
Includes 11,221 TELUS Phantom RSUs that vested on June 23, 2020; 4,712 TELUS Phantom RSUs that will vest on June 27, 2021; 6,070 TELUS Phantom RSUs that will vest on June 27, 2022; and 143 TELUS Phantom RSUs that will vest on June 27, 2022. The 143 TELUS Phantom RSUs were granted as a portion of Mr. Koskovich's 2018 annual performance bonus.
(14)
Represents share-settled TI Phantom Options.
(15)
Includes 4,208 TELUS Phantom RSUs that vested on June 23, 2020; 4,712 TELUS Phantom RSUs that will vest on June 27, 2021; 6,070 TELUS Phantom RSUs that will vest on June 27, 2022; and 102 TELUS Phantom RSUs that will vest on June 27, 2022. The 102 TELUS Phantom RSUs were granted as a portion of Ms. Tyfting's 2018 annual performance bonus.
(16)
Includes 13,440 TI Phantom RSUs that vested on June 23, 2020; 5,311 TI Phantom RSUs that will vest on June 27, 2021; and 5,311 TI Phantom RSUs that will vest on June 27, 2022.
(17)
Includes 6,546 TELUS Phantom RSUs that vested on June 23, 2020; 2,749 TELUS Phantom RSUs that will vest on June 27, 2021; 3,541 TELUS Phantom RSUs that will vest on June 27, 2022; and 55 TELUS Phantom RSUs that will vest on June 27, 2022. The 55 TELUS Phantom RSUs were granted as a portion of Mr. Puig 2018 annual performance bonus.

Option Exercises and Stock Vested

        The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2019 fiscal year.

	Option Awards		Stock Awards
Name	Number of shares acquired or exercised ($)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)
Jeff Puritt	—	—	130,324	4,086,244
Richard Rodick	—	—	32,741	1,076,340
Chuck Koskovich	—	—	—	—
Marilyn Tyfting	—	—	35,548	1,141,317	(2)
George Puig	—	—	—	—

(1)
The values in this column represent vested TI Phantom RSUs and TELUS Phantom RSUs, including reinvested dividends or dividend equivalents for the TELUS Phantom RSUs.
(2)
Represents the TI share value realized on vesting of USD $760,269 plus the TELUS share value realized on vesting, converted from CAD $494,868 to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.

TELUS Retirement Plan Benefits

Defined Benefit Pension and Supplemental Retirement Agreement

        Mr. Puritt participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant's highest consecutive three-years average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on total benefits of 70% of the average pensionable remuneration.

        Pensionable remuneration for Mr. Puritt under the SRA is equal to his base salary plus the actual annual performance bonus paid to him in cash, up to 100% of his base salary. As is common with non-registered plans of this nature, the SRA is unfunded. The pension benefits under the registered DB Plan and the SRA are payable for a participant's lifetime, with a 60% benefit payable to the surviving spouse.

        The normal retirement age is 65. Early retirement is permitted as early as age 55 if the participant has at least ten years of credited service. Retirement benefits are not reduced if the participant retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5% per month from the earlier of age 60 and the age at which the participant would have qualified for the full benefit amount, and further reduced by the lesser of 0.25% for each month that the participant's service (excluding any extra years of credited service granted) is less than 15 years, and 0.25% for each month that the participant's age is less than 65. The SRA permits TELUS to grant additional years of credited service.

        Effective January 1, 2016, Mr. Puritt ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Puritt's prior years of service with TELUS from July 26, 2001 to December 31, 2015 will be recognized under the SRA in three equal installments on each of January 1, 2018, January 1, 2020 and January 1, 2022.

Pension Benefits

        The following table sets out information regarding Mr. Puritt's DB Plan and SRA retirement benefits as of December 31, 2019.

Name	Plan Name	Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($)(1)		Payments During Last Fiscal Year ($)
Jeff Puritt	DB Plan	4		167,000	(2)	0
	SRA	13.667	(3)	4,376,000	(4)	0

(1)
The present value of the accumulated benefit is calculated using a valuation method and assumptions consistent with the most recent financial statements and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions include a discount rate of 3.1% per annum. Mortality rates after retirement are assumed to follow the Canadian Pensioners' Monthly CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) are assumed to occur at a rate of ten percent per year.
(2)
This value is converted from CAD $217,000 to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.
(3)
Includes benefits payable with respect to 4.833 years of Mr. Puritt's past TELUS service that vested on January 1, 2020.
(4)
This value is converted from CAD $5,683,000 to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.

TELUS Nonqualified After-Tax Account

        Mr. Puritt and Ms. Tyfting have retirement benefits in the Savings Plan. The Savings Plan is a "top-up" program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the CRA permits participants to contribute annually under the Defined Contribution Plan.

        Participants can elect to contribute between 3% and 10% of their income, and based on their election, TELUS will make a matching contribution that ranges between 3% and 5.8%. Contributions up to the CRA maximum annual contribution limit are deposited in the participant's Defined Contribution Plan. Once the CRA maximum annual contribution limit is reached, participants may continue to make contributions and receive the employer contributions in the Savings Plan. Unlike participant contributions in the Defined Contribution Plan, which are made on a pre-tax basis, participant and employer contributions in the Savings Plan are made on an after-tax basis. A participant is always fully vested in the participant's own contributions; a participant vests in the Company contributions after the participant's termination of employment. A participant pays taxes on any investment gains and losses in the Savings Plan annually.

        Prior to 2016, Mr. Puritt participated in the Savings Plan, but effective January 1, 2016, Mr. Puritt ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Ms. Tyfting participates in the Savings Plan.

        The following table(1) provides information regarding Mr. Puritt's and Ms. Tyfting's benefits under the Savings Plan as of December 31, 2019, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Jeff Puritt	0	0	23,349	0	301,954
Marilyn Tyfting	11,702	12,106	10,021	0	133,428

(1)
The values in the table are converted from CAD to USD using the MorningStar exchange rate on December 31, 2019 of $0.77.
(2)
Amount represents TELUS contributions under the Savings Plan.
(3)
Represents aggregate earnings based on investment performance.

Summary of NEO Employment Agreements

        We have entered into an employment agreement with Mr. Puritt and offers of employment with each of our other NEOs. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow:

Jeff Puritt

        On May 1, 2018, we entered into an employment agreement with Mr. Puritt setting forth the terms and conditions of his employment as our President and Chief Executive Officer, which was amended on June 18, 2019. Mr. Puritt's employment agreement provides for: (1) a base salary (currently $573,316); (2) an annual incentive bonus target of 100% of his annual base salary in 2018, and thereafter, an annual incentive bonus target as determined by the chair of the board of directors, in consultation with shareholders; (3) participation in our LTIP; (4) opportunity to earn an additional annual allowance of $25,000; (5) certain perquisites, including reimbursement of moving and legal expenses up to $250,000, and annual membership fees for professional associations, other business-related expenses, and a vehicle allowance; (6) participation in other benefit plans of the Company; and (7) continued participation in the DB Plan and SRA.

        In the event that Mr. Puritt's employment is terminated by the Company without just cause, he will be entitled to a lump sum severance payment equal to 18 months of his then-current base salary, as well as continued benefits, COBRA premium coverage, and continued participation in the TELUS pension plans for such period of time. If at any time during this 18-month period following the termination date, Mr. Puritt's age plus years of service equals at least 80, then all of Mr. Puritt's equity in the LTIP will continue to vest and be paid out according to the original schedule set forth in the employment agreement and subject to the criteria established in the LTIP. The agreement provides that if Mr. Puritt's employment is terminated without just cause on or after June 1, 2020, then his age plus years of service will be equal to 80 and his pension will be deemed fully vested. Mr. Puritt is also entitled to certain severance benefits upon a termination due to disability. Mr. Puritt's employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Rick Rodick

        On August 24, 2016, we entered into an offer of employment with Mr. Rodick setting forth the terms and conditions of his employment as our Chief Financial Officer. Mr. Rodick's employment agreement provides for: (1) a base salary (currently $301,959); (2) an annual incentive bonus target of 50% of his annual base salary; (3) participation in our LTIP; and (4) participation in other benefit plans of the Company. This agreement does not provide for any contractual severance entitlements. Mr. Rodick's employment terminated as CFO effective September 7, 2020.

Chuck Koskovich

        On November 14, 2016, we entered into an offer of employment with Mr. Koskovich setting forth the terms and conditions of his employment as our Senior Vice President and Chief Operating Officer. Mr. Koskovich's employment agreement provides for: (1) a base salary (currently $353,496); (2) an annual incentive bonus target of 50% of his annual base salary; (3) participation in our LTIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $100,000.

        In the event that Mr. Koskovich's employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to a gross lump sum severance payment equal to six months of his then-current base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Koskovich, up to a maximum termination payment equal to a period of 18 months, as well as a lump sum payment equal to the Company's contributions to his health benefits for such period of time. The base salary calculation includes Mr. Koskovich's base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as at the date of termination. All severance benefits are subject to the execution and non-revocation of a general release.

Marilyn Tyfting

        On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our Senior Vice President and Chief Corporate Officer. Ms. Tyfting's employment agreement provides for: (1) a base salary (currently $260,454); (2) an annual incentive bonus target of 50% of her annual base salary; (3) participation in our LTIP; (4) participation in other benefit plans of the Company; (5) an initial grant of $250,000 under the LTIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a company leased vehicle with a capital cost allowance of $40,000 or a vehicle allowance of $1,150 per month, paid parking, executive home office equipment, and a telecommunications products and services discount, and participation in the health assessment program.

        In the event that Ms. Tyfting's employment is terminated by the Company without just cause, she will be entitled to a lump sum severance payment equal to 18 months of her then-current base salary, as well as continued health benefits for such period of time. Ms. Tyfting is also entitled to exercise any rights arising as a result of her termination of employment pursuant to the express terms of the LTIP and the TELUS management performance share unit plan and any applicable award agreement thereunder. Ms. Tyfting's employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post termination of employment, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

George Puig

        On May 23, 2017, we entered into an offer of employment for Mr. Puig setting forth the terms and conditions of his employment as our Senior Vice President, Global Sales and Customer Management (thereafter changed to Senior Vice President & Chief Commercial Officer), which was amended on August 2, 2017. Mr. Puig's employment agreement provides for: (1) a base salary (currently $260,000); (2) an annual incentive bonus target of 50% of his base salary, 25% of which is with respect to the PBP and the remainder with respect to the SIP; (3) participation in our LTIP; and (4) participation in other benefit plans of the Company.

        In the event that Mr. Puig's employment is terminated by the Company without just cause, he will be entitled to a lump sum payment equal to twelve months of his base salary plus one month per completed calendar year of service performed by Mr. Puig, up to a maximum termination payment equal to 18 months, as well as a lump sum payment equal to the Company's contributions to his health benefits for such period of time. Mr. Puig's employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post termination of employment, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. Mr. Puig's employment terminated as Senior Vice President & Chief Commercial Officer effective May 21, 2020.
Severance on Termination of Employment

        Employment of an NEO may be terminated by any of the following means: resignation by the executive, termination by the Company for just cause, termination by the Company without just cause, retirement of the executive, or disability or death of the executive. Severance entitlements are set out in each NEO's employment agreement and the LTIP. See "—Summary of NEO Employment Agreements," "—Potential Payments upon Termination or Change-in-Control" and "—Omnibus Long-Term Incentive Plan (LTIP)" for more information regarding NEO severance entitlements.

Change of Control

        The LTIP contains change of control provisions (as defined in the LTIP and below in "—Omnibus Long-Term Incentive Plan (LTIP)—Change of Control."). Upon a change of control of the Company, the board of directors may take one or more of the following actions: (1) arrange for the TI Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria, (2) accelerate the vesting of the TI Phantom Options, (3) make a determination as to the market price for the purpose of further actions with respect to the TI Phantom Options, (4) arrange for cash or other compensation in exchange for a surrender of any TI Phantom Options, or (5) make any other determinations as appropriate. If the board of directors does not accelerate unvested awards upon a change of control of the Company, then for any participant whose employment is terminated without just cause within 12 months of the change of control, all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will vest on the termination date and be exercisable for 90 days following termination, and the TI Phantom RSUs and TELUS Phantom RSUs will be settled in accordance with the LTIP. For more information on the change of control provisions see "—Potential Payments upon Termination or Change-in-Control" and "—Omnibus Long-Term Incentive Plan (LTIP)—Change of Control."

Confidentiality, Non-compete and Non-solicit

        Each NEO is subject to a prohibition on the improper disclosure and use of confidential information and a one-year non-solicitation restriction following termination. Certain NEOs are also subject to a one-year non-compete restriciton following termination.

        The payments and benefits described in the table in "—Potential Payments upon Termination or Change-in-Control" are subject to each NEO's compliance with the post-employment obligations in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in the immediate termination of any and all entitlement of the NEO to continue to be compensated, except and only to the extent that compensation is owed under applicable law.

Potential Payments upon Termination or Change-in-Control

        In accordance with the compensation treatment under the various termination events outlined under "—Severance on Termination of Employment" and "—Change of Control" the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2019 (based on a closing TELUS share price of $37.99 and a Company share price of $38.09). The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed in the following table.

	Annual Cash				Long-Term Incentives
											Continued Pension Accrual ($)
	Base Salary ($)		Bonus ($)		Options ($)		RSUs ($)		Benefits ($)				Total ($)
Jeff Puritt									—		—
Resignation(1)	143,329	(2)	—		—		—		—		—		143,329
Termination without just cause	859,974	(3)	—		501,800	(4)	1,661,944	(5)	43,661	(6)	499,000	(7)	3,566,379
Retirement(8)	—		—		—		—		—		—		—
Disability(8)	859,974	(9)	—		4,276,563		4,348,293		43,661	(6)	499,000	(7)	10,027,491
Death(10)	—		—		4,276,563		4,348,293		—		—		8,624,856
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		4,276,563		4,348,293		—		—		8,624,856
Rick Rodick
Resignation(1)	—		—		—		—		—		—		—
Termination without just cause	—		—		—		609,669	(5)	—		—		609,669
Retirement(8)	—		—		—		—		—		—		—
Disability(8)	—		—		927,182		1,596,859		—		—		2,524,041
Death(10)	—		—		927,182		1,596,859		—		—		2,524,041
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		927,182		1,596,859		—		—		2,524,041
Chuck Koskovich
Resignation(1)	—		—		—		—		—		—		—
Termination without just cause	265,122	(12)	120,139	(13)			1,267,374	(5)	11,781	(14)			1,664,416
Retirement(8)	—		—		—		—		—		—		—
Disability(8)	—		—		554,975		2,412,539		—		—		2,967,514
Death(10)	—		—		554,975		2,412,539		—		—		2,967,514
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		554,975		2,412,539		—		—		2,967,514
Marilyn Tyfting
Resignation(1)	—		—		—		—		—		—		—
Termination without just cause	381,488	(3)	194,555	(15)	194,248	(4)	609,669	(5)	3,938	(6)	—		1,383,898
Retirement(8)	—		—		—		—		—		—		—
Disability(8)	—		—		927,198		1,596,062		—		—		2,523,260
Death(10)	—		—		927,198		1,596,062		—		—		2,523,260
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		927,198		1,596,062		—		—		2,523,260
George Puig
Resignation(1)	—		—		—		—		—		—		—
Termination without just cause	303,333	(12)	—		—		739,333	(5)	13,187	(14)	—		1,055,853
Retirement(8)	—		—		—		—		—		—		—
Disability(8)	—		—		323,735		1,406,251		—		—		1,729,986
Death(10)	—		—		323,735		1,406,251		—		—		1,729,986
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		323,735		1,406,251		—		—		1,729,986

(1)
Upon a voluntary resignation by an NEO, any unvested and vested award or any portion thereof will expire on the termination date.
(2)
Payment of a maximum of three months' base salary provided if Mr. Puritt resigns but the Company elects to terminate his employment before expiration of the notice.
(3)
Payment of a maximum of 18 months' base salary at the time of termination.
(4)
Upon termination of employment without just cause, unvested TI Phantom Options will be forfeited, and any vested TI Phantom Options will remain exercisable for 90 days following the termination.

(5)
Upon a termination of employment without just cause, all unvested TI Phantom RSUs and TELUS Phantom RSUs will vest pro-rata. Such pro-rata number is determined by multiplying the total number of TI Phantom RSUs and TELUS Phantom RSUs by a fraction where the numerator is the total number of days between the applicable grant date of the award and the termination date and the denominator is the number of total days in the original performance period.
(6)
The CEO and CCO are entitled to a maximum of 18 months of continued health benefits.
(7)
Mr. Puritt is entitled to 18 months of continued vesting service under the DB Plan and the SRA.
(8)
Upon a termination of employment due to disability of an NEO or an NEO's retirement, all awards held by the NEO will continue to vest and be settled or exercised as if the NEO remained an active employee of the Company. None of the NEOs were retirement eligible under the LTIP as of December 31, 2019.
(9)
Payment of a maximum of 18 months' base salary at the time of termination. However, if Mr. Puritt receives alternate income during any portion of the 18-month period, the Company's payment obligations will cease.
(10)
Upon the death of an NEO, all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will immediately vest.
(11)
Upon termination of employment without just cause within 12 months following a change of control (as defined in the LTIP), all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will vest on the termination date, and the TI Phantom RSUs and TELUS Phantom RSUs will be settled in accordance with the LTIP. Mr. Puritt's special TI Option grant award agreement provides that the board of directors in its sole discretion may accelerate the vesting of such TI Options upon an IPO or liquidity event, as defined in the LTIP. For purposes of the disclosure in this table, we have assumed that Mr. Puritt's special TI Option award vested in full on December 31, 2019.
(12)
Payment equal to six months' base salary for Mr. Koskovich and twelve months' base salary for Mr. Puig, plus one month of base salary for each completed year of service, up to a maximum total of 18 months.
(13)
Payment equal to six months' severance bonus (the monthly bonus in an amount that is the average performance bonus earned by the NEO in the past four years, or less as applicable) plus one month of such severance bonus for each completed year of service, up to a maximum of 18 months.
(14)
Payment equal to six months' for Mr. Koskovich and twelve months' for Mr. Puig, plus one month for each completed year of service, up to a maximum total of 18 months of Company contributions to health benefits (excluding short-term and long-term disability).
(15)
Payment equal to 18 months' severance bonus (the monthly bonus in an amount that is the average performance bonus earned by Ms. Tyfting in the past two years).

Company Equity-based Compensation Plans at a Glance

Omnibus Long-Term Incentive Plan (LTIP)

        The purpose of the LTIP is to promote the retention of key management employees, to align their interests with those of the shareholders, and to provide incentive compensation based on the value of Company and TELUS shares.

        Eligible employees (any employee, director or officer) are determined by the chair of the HRC. The LTIP authorizes the issuance of TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs. The exercise price for TI Options and TI Phantom Options is determined by the chair of the HRC on the date that such options are granted and will be the fair market value of the underlying shares as of the date of grant. Unless otherwise determined by the HRC, TI Options and TI Phantom Options will expire upon the earliest of:

  •
  Resignation of employment by a participant (other than retirement or by reason of disability), for both vested and unvested;

  •
  90 days after termination of employment without just cause for vested awards;

  •
  Termination of employment without just cause for unvested awards;

  •
  Termination of employment of the participant for just cause, for both vested and unvested; or

  •
  The tenth anniversary of the date of grant.

        The total number of shares issuable pursuant to the exercise of TI Options or TI Phantom Options cannot exceed 5.5% of all issued and outstanding shares at the grant date of the TI Option or TI Phantom Option. The Company currently has reserved                        shares that remain available for

grant under our LTIP, representing        % of all issued and outstanding shares as of the date of this registration statement.

        We are working with the Committee Consultant to design a new equity compensation program in connection with this offering, and information about such program will be disclosed in connection with this offering.

Other Features

        The LTIP contains two different methods under which exercised TI Options may be settled, in shares or in cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and the effects of dilution for shareholders.

Change of Control

        Unless the board of directors determines otherwise, a change of control is defined as (1) any transaction or any transaction or series of transactions whereby any person or group of persons, as defined in the LTIP, acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares; (2) any transaction or series of transactions whereby any person or group of persons, as defined in the plan, acting jointly or in concert, acquires all or substantially all of the assets of the Company and its subsidiaries; (3) the approval by the shareholders of the Company of a complete liquidation or dissolution of Company, other than pursuant to an internal reorganization; and (4) any transaction or series of transactions involving the Company, its subsidiaries or its shareholders, which the Company, in its sole discretion, deems to be a change of control.

        However, subject to any other board of directors determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions.

        If the board of directors does not accelerate unvested TI Phantom Options upon a change of control, then for any participant whose employment is terminated without just cause within 12 months of the change of control prior to the fifth anniversary of the shareholders agreement between us, TELUS and TI, the unvested TI Options and TI Phantom Options will immediately vest and be exercisable for 90 days following termination, and TI Phantom RSUs and TELUS Phantom RSUs will immediately vest. Alternatively, upon a change of control, the board of directors may take one or more of the following actions: (1) arrange for the TI Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria, (2) accelerate the vesting of the TI Phantom Options, (3) make a determination as to the market price for the purpose of further actions with respect to the TI Phantom Options, (4) arrange for cash or other compensation in exchange for a surrender of any TI Phantom Options, or (5) make any other determinations as appropriate.

Amendment Procedure

        The HRC has the power to amend or discontinue the LTIP at any time, provided that such amendment is not prejudicial to any existing option holders.

2021 Omnibus Long-Term Incentive Plan

        A description of the 2021 Omnibus Long-Term Incentive Plan is forthcoming and will be provided after it has been finalized and approved.

2021 Employee Share Purchase Plan

        A description of the 2021 Employee Share Purchase Plan is forthcoming and will be provided after it has been finalized and approved.

DIRECTOR COMPENSATION

        Our directors do not receive director fees and received the below TI Phantom RSU grants. Our directors who are employees of the Company or TELUS did not receive compensation for their services as directors in fiscal year 2019.

        The total compensation paid to non-employee directors for the year ended December 31, 2019 is shown in the table below.

Fees earned ($)
Directors	Annual retainer (cash)	Travel fee	Stock awards ($)(1)	All other compensation ($)	Total ($)
Josh Blair, Chair	—	—	—	—	—
Kenneth Cheong	—	—	—	—	—
Tony Geheran	—	—	—	—	—
Arleen King(2)	—	—	—	—	—
Stephen Lewis	—	—	50,000	—	50,000
Jimmy Mahtani	—	—	—	—	—
David Sharma(3)	—	—	50,000	—	50,000

(1)
The values set forth in this column represent the aggregate grant date fair value of TI Phantom RSUs granted on December 27, 2019 with a vesting date of June 27, 2022, computed in accordance with FASB ASC Topic 718. The number of TI Phantom RSUs outstanding as of December 31, 2019 was 1,313 for each.
(2)
Ms. King stepped down from our board of directors, effective September 24, 2020.
(3)
Mr. Sharma stepped down from our board of directors, effective February 21, 2020.

        Immediately prior to this offering, we intend to implement a formal policy pursuant to which non-employee directors will be eligible to receive the cash retainers and equity awards and which will be disclosed once implemented. Employee directors will receive no additional compensation for their service as a director. We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the board of directors or any committee thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with TELUS

                , or        % of the combined voting power of our outstanding shares is held by TELUS, our controlling shareholder. Immediately following the completion of this offering, TELUS will hold        % of the combined voting power of our multiple voting shares and subordinate voting shares, and will continue to be our controlling shareholder. See "Risk Factors—Risks Related to Becoming a Public Company and Our Relationship with TELUS".

        In connection with this offering, we and TELUS will enter into certain agreements that will provide a framework for our relationship after this offering. The following is a summary of the terms of each material agreement that we intend to enter into with TELUS prior to the completion of this offering, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part. Each summary sets forth the terms of an agreement that we believe is material to us and each summary is qualified in its entirety by reference to the full text of such agreement.

        For further information regarding historical related party transactions, see Note 19: Related Party Transactions to our consolidated financial statements included elsewhere in this prospectus.

  Master Services Agreement

        We currently provide strategy and innovation, next-generation technology and IT services as well as customer experience process and delivery services to TELUS pursuant to the terms of a master services agreement executed in 2016 between us and TELUS. We expect to amend and restate the TELUS MSA in January 2021. The services covered under the MSA are expected to be substantially the same as the services under the existing TELUS MSA. We expect that the MSA will include a minimum spend commitment. The initial term of the MSA is expected to be ten years, unless terminated earlier or extended according to its terms. Services provided for under the MSA will be priced on an arm's length basis in line with pricing for comparable services we provide to other clients. The MSA will include typical industry terms for a long-term services arrangement, including periodic price and service level benchmarking, service level credits, including the right for TELUS to terminate an SOW for convenience, indemnification and limitation of liability.

  Transition and Shared Services Agreement

        TELUS provides us with certain administrative and support services and certain other corporate assistance pursuant to an existing shared services agreement, executed in 2016 between us and TELUS, which allows us to enhance our ability to operate efficiently and to reliably serve our clients, while leveraging TELUS' expertise. The services provided to us by TELUS under the shared services agreement include services to support the coordination of corporate functions, such as finance and accounting support, human resources support, investor relations, communications and media relations support, and also certain network and infrastructure services and trademark licensing arrangements.

        We expect that the shared services agreement will be amended and restated as a new transition and shared services agreement (the "TSSA") in January 2021. We expect that the services covered under the TSSA will be substantially the same as the services under our existing shared services agreement; however, we plan to enter into separate agreements with TELUS related to each of the network and infrastructure services and trademark licensing components of the existing shared services agreement, as described below under "—Network and Infrastructure Services Agreement" and "—Trademark License Agreement".

        In connection with our acquisition from TELUS of MITS, in 2020 we entered into a separate shared services agreement with TELUS, which provides certain support services similar to those services covered by our existing shared services agreement with TELUS, for MITS and related customer relationships (the "MITS shared services agreement"). In connection with our entry into the TSSA, we expect that the MITS shared services agreement will be terminated. We anticipate that the portions of the MITS shared services agreement that included network and infrastructure services provided by TELUS to MITS will be included as part of a new network and infrastructure services agreement we enter into with TELUS, as described below. Also, we anticipate that the other services previously provided under the MITS shared services agreement, will be included as part of the TSSA.

        We expect that the initial term of the TSSA will be ten years, unless terminated earlier or extended by mutual agreement. We will pay TELUS mutually agreed-upon fees for the services provided under the TSSA on a cost-plus recovery basis. Expiration or termination of all services will result in the termination of the TSSA, concurrently with the termination or expiration of the last remaining service.

  Master Reseller Agreement

        We provide advisory, technical and cloud-based customer experience transformation services to TELUS that TELUS resells to its customers pursuant to the terms of a master reseller agreement. The master reseller agreement has a term of one year which automatically renews for successive one-year terms unless terminated according to its terms. Services provided under the master reseller agreement are priced on an arm's length basis. The master reseller agreement contains typical industry terms for a reseller agreement, including channel management, scope of rights to resell, termination rights, indemnification and limitation of liability.

  Network and Infrastructure Services Agreement

        We expect to enter into a network and infrastructure services agreement with TELUS and certain of its subsidiaries in January 2021. Under the network and infrastructure services agreement, we expect that TELUS will provide us with various network and infrastructure services, including network and infrastructure services that we currently receive from TELUS under the existing shared service agreement and the MITS shared services agreement. The initial term of the network and infrastructure services agreement is expected to be ten years, unless terminated earlier or extended by mutual agreement. We expect that we and TELUS will be permitted to terminate any service under the agreement without cause prior to its scheduled expiration date, subject to a minimum notice period, which is generally six months, and payment of unpaid charges and unrecovered expenses (if any) specified in the related service schedules. We expect that the agreement will also include standard rights to terminate with cause. We expect to pay TELUS mutually agreed upon fees for the services provided under the network and infrastructure services agreement, which we expect will be consistent with fees for the same or similar services under the same or similar conditions between unrelated parties.

  Trademark License Agreement

        We expect to enter into a trademark license agreement with TELUS in January 2021. Under the trademark license agreement, we expect that TELUS will grant us a limited, non-exclusive and royalty-free license to use certain TELUS trademarks in connection with the goods and services associated with each trademark application and/or registration. We expect that the trademark license agreement will have an initial term of ten years, unless terminated earlier or extended by mutual agreement. We expect that TELUS will be permitted to terminate the trademark license agreement without cause at any time, subject to a minimum notice period, which is generally six months and that the trademark license agreement will also include standard rights to terminate with cause.

  Financial Reporting Agreement

        We expect to enter into a financial reporting agreement with TELUS relating to our financial reporting for so long as TELUS is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting. Under this agreement, we expect to be subject to covenants, including those regarding the delivery or supply of monthly, quarterly and annual reporting information and annual budgets and financial forecasts to TELUS as well as other information that TELUS requires in support of its disclosure obligations; conformity with TELUS' financial presentation and accounting policies; disclosure of information about our financial controls to TELUS; the provision to TELUS of access to our auditors and certain books and records related to internal accounting controls or operations; and collaboration and consultation with TELUS in connection with our strategic and business planning and the preparation of our public filings and press releases. Pursuant to the financial reporting agreement, we expect to be required to implement and maintain business practices and standards in accordance with TELUS policies and procedures, with such practices and standards to be adapted to conform to our business and the laws and regulations applicable to our business. We may also apply materiality thresholds lower than those contained in TELUS' policies and procedures. As our financial statements are currently consolidated with those of TELUS, we maintain policies and processes that comply with the financial reporting requirements that we expect to be contained in this agreement. Additionally, our current business practices and standards are generally consistent with those of TELUS.

Credit Agreement

        TELUS is a lender under our credit agreement. As a result of the planned use of proceeds of this offering, TELUS will receive a portion of the net proceeds of this offering. See "Description of Certain Indebtedness" for a description of our credit agreement.

Our Relationship with TELUS and Baring

Shareholders' Agreement

        We intend to enter into a shareholders' agreement with TELUS and Baring upon consummation of this offering that will govern the relationship between us, TELUS and Baring.

        Board Appointment Rights.    The shareholders' agreement will provide that so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate individuals designated by TELUS, representing a majority of the board. If TELUS owns less than a majority of the combined voting power of our multiple voting shares and subordinate voting shares, the number of directors TELUS may nominate as a percentage of the board will be proportionate to its percentage of combined voting power of shares that it holds until TELUS owns less than 5% of the combined voting power of our shares. The shareholders' agreement will also provide that the Chair of the board will be a designee of TELUS that TELUS identifies to us and Baring.

        The shareholders' agreement will also provide that so long as Baring continues to beneficially own at least 20% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate two individuals designated by Baring. If Baring continues to beneficially own at least 10% of the combined voting power of our multiple voting shares and subordinate voting shares but less than 20%, we will agree to nominate one individual designated by Baring.

        The shareholders' agreement will also provide that we will agree to nominate our Chief Executive Officer to the board of directors. The seat on our board to be held by our Chief Executive Officer does not represent one of the director nominees provided to TELUS and Baring under the shareholders' agreement.

        The shareholders' agreement will provide that a director designated by TELUS and a director designated by Baring will be appointed to each of our human resources committee and governance and nominating committee, for so long as, in each case, there are sufficient directors designated by TELUS and Baring serving on our board and to the extent each retain rights to nominate individuals to serve on our board.

        For so long as TELUS has the right to nominate a majority of our board of directors, TELUS appointees will control our board decisions and approval of all material actions not specifically requiring shareholder approval which are subject to majority board approval. See "Management" for the composition of our board and the committees of the board and more information on our board of directors.

        Special TELUS Approval Rights.    The shareholders' agreement is expected to provide that certain matters, once approved by our board, would be subject to approval by TELUS before our board's approval will be effective. These matters will include, among other things amendments to our articles, entering into a change of control transaction, disposing of all or substantially all of our assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. TELUS will retain these special approval rights for so long as TELUS retains at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares.

Registration Rights Agreement

        We intend to enter into a registration rights agreement with TELUS and Baring immediately prior to the completion of this offering or the filing of any final prospectus in connection with this offering, pursuant to which we will agree to provide TELUS or Baring with certain demand and piggyback registration rights that will require us to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of our common shares held by TELUS or Baring following the completion of this offering.

        We expect that under the registration rights agreement we will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. TELUS or Baring will generally be responsible for all underwriting discounts, selling commissions and securities transfer taxes applicable to any sale.

        We expect that the agreement will contain customary representations, covenants, and indemnification and contribution provisions by us for the benefit of TELUS and Baring and, in limited situations, by TELUS and Baring for the benefit of us.

Share Issuance

        On January 29, 2020, in connection with the acquisition of CCC, we issued Class E common shares to an entity affiliated with Christian Legat.

Related Party Transactions Policy

        Prior to the completion of this offering, we expect to implement formal policies and procedures for the review, approval or ratification of related-party transactions that may be required to be reported under the disclosure rules applicable to us. As at the date of this prospectus, such transactions, if and when they are proposed or have occurred, are reviewed by one or more of the board of directors, audit committee or the compensation committee (other than the directors or committee members involved, if any) on a case-by-case basis, depending on whether the nature of the transaction would otherwise be under the purview of the audit committee, the compensation committee or the board of directors.

Interests of Management and Others in Material Transactions

        Other than as described in this prospectus, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), a greater than 10% interest in the voting power of the company, or any associate or affiliate of any of the foregoing persons, in any transaction since the beginning of the preceding three financial years before the date of this prospectus that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Indebtedness

        None of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates or affiliates, is or has at any time since the beginning of the preceding three financial years has been indebted to us, TELUS or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided to us, TELUS or any of our subsidiaries.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information relating to the beneficial ownership of our shares as at                    , 2021, by:

  •
  each of our directors;

  •
  each of our executive officers;

  •
  all directors and executive officers as a group; and

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares, which includes each of the selling shareholders;

        Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. In addition, the rules include shares issuable pursuant to the exercise of stock options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before                    , 2021, which is 60 days after                    , 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

        The percentage of subordinate voting shares and multiple voting shares beneficially owned prior to the offering is based on          ,                     ,          and           Class A, Class B, Class C, Class D and Class E common shares, respectively, outstanding as at                    , 2021, and assumes the completion of the reorganization described in "Description of Share Capital". The percentage of subordinate voting shares beneficially owned after the offering is based on the issuance and sale by us of                 subordinate voting shares in this offering, assuming no exercise of the underwriters' over-allotment option, after giving effect to the reorganization. The number and percentage of subordinate voting shares beneficially owned after this offering do not include subordinate voting shares that may be purchased pursuant to the directed share program. The percentage of multiple voting shares beneficially owned after the offering is based on a total of                multiple offering shares to be outstanding after the offering, after giving effect to the reorganization.

        The address for each of our directors and executive officers listed below is c/o TELUS International (Cda) Inc., Floor 7, 510 West Georgia Street, Vancouver, BC V6B 0M3, Canada.

	Beneficial Ownership Before the Offering					Beneficial Ownership After the Offering
	Subordinate Voting Shares		Multiple Voting Shares		% of Total Voting Power before the Offering	Subordinate Voting Shares	Multiple Voting Shares		% of Total Voting Power after the Offering(4)
Name of Beneficial Owner	Shares	%	Shares	%		Shares(3)%	Shares	%
Directors and Executive Officers:
Jeffrey Puritt
Marilyn Tyfting
Vanessa Kanu
Charles Koskovich
Michael Ringman
Michel E. Belec
Christian Legat
James Radzicki
Josh Blair
Kenneth Cheong
Tony Geheran
Doug French
Jimmy Mahtani
All directors and executive officers as a group (13 persons)
5% Shareholders:
TELUS(1)
Baring(2)

(1)
Consists of shares held by TELUS Communications, Inc., a wholly-owned subsidiary of TELUS.

(2)
Consists of shares held by Riel B.V., which is indirectly and wholly-owned by The Baring Asia Private Equity Fund VI, L.P.1 ("Fund VI1"), The Baring Asia Private Equity Fund VI, L.P.2 ("Fund VI2") and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is Baring Private Equity Asia GP VI, L.P. ("Fund VI GP"). The general partner of Fund VI GP is Baring Private Equity Asia GP VI Limited ("Fund VI Limited"). As the sole shareholder of Fund VI Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates, but disclaims beneficial ownership of such shares. The address of Fund VI GP, Fund VI Limited, and Jean Eric Salata is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

(3)
Figure represents ownership on a non-diluted basis. On a fully-diluted basis (assuming the conversion of all multiple voting shares to subordinate voting shares and the exercise of all options), TELUS' and Baring's respective ownership represents        % and        % of the issued and outstanding subordinate voting shares immediately following the closing of this offering. If the underwriters' over-allotment option is exercised in full, TELUS and Baring's respective ownership represents        % (        % on a fully diluted basis) and        % (        % on a fully diluted basis) of the issued and outstanding subordinate voting shares immediately following the closing of this offering.

(4)
Percentage of total voting power represents voting power with respect to all of our subordinate voting shares and multiple voting shares, as a single class. The holders of our multiple voting shares are entitled to 10 votes per share, and holders of our subordinate voting shares are entitled to one vote per share. For more information on the voting rights attaching to our subordinate voting shares and multiple voting shares, see "Description of Share Capital—Authorized Share Capital—Subordinate Voting Shares and Multiple Voting Shares".

        As at                    , 2021, we had            registered holders of our Class A, Class B, Class C, Class D and Class E common shares (collectively, the "Pre-Offering Common Shares"), with            registered holders in Canada, representing        % of our outstanding Pre-Offering Common Shares, and             registered holders in the United States, representing        % of our outstanding Pre-Offering Common Shares.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Agreement

        General We entered into a senior secured credit agreement, which includes two revolving credit facilities and loan facility agreement, originally dated as of May 31, 2016 and amended and restated on January 28, 2020, with The Bank of Nova Scotia, as administrative agent and certain other financial institutions and TELUS, serving as a lender. The credit agreement provides for (i) a $230 million revolving facility, (ii) a $370 million revolving facility and (iii) a $600 million term loan facility. In addition, the revolving credit facilities each include a sub-facility for standby letters of credit with an aggregate cap of C$50 million or the equivalent in U.S. dollars or euros. The facilities generally bear interest at various floating rates, the applicable margins with respect to which vary by reference to the ratio of total net debt to EBITDA for the applicable fiscal quarter. The $370 million revolving credit facility and the term loan facility are subject to an accordion feature allowing us to increase either or both of these facilities by up to an aggregate amount of $250 million, subject to certain customary conditions and increases in interest rates and standby fees. The facilities mature on January 28, 2025. The obligations thereunder are guaranteed by all of our wholly-owned subsidiaries and secured by a first priority interest in all of our assets and equity interests in our subsidiaries. As at December 31, 2019, there was $229.0 million outstanding under the revolving credit facilities and $106.5 million outstanding under the term loan facility.

        Our parent company and controlling shareholder is a lender under the credit agreement, with a lending responsibility equal to 12.5% of the amounts available to us under each facility.

        Covenants and Events of Default The Credit Agreement imposes certain customary restrictions on our activities, including, but not limited to, and subject to certain customary exceptions, our ability to incur indebtedness (including guarantee obligations), incur liens, engage in certain fundamental changes, amend, modify or terminate the master services agreement and shared services agreement we have entered into with TELUS and our the shareholders' agreements we have entered into with TELUS and Baring, make acquisitions or investments, and sell assets. . For more information on the agreements we have entered to with TELUS and Baring, please see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS" and "Certain Relationships and Related Party Transactions—Our Relationships with TELUS and Baring".

        The credit agreement also requires us to maintain a total net debt to EBITDA ratio of 4.75 to 1 for each fiscal quarter from and including the fiscal quarter ending March 31, 2020 to and including the fiscal quarter ending December 31, 2020, with a step down to 4.25 to 1 for each fiscal quarter thereafter until and including the fiscal quarter ending December 31, 2021 and a further step down to 3.50 to 1 for each fiscal quarter thereafter. If we make permitted acquisitions with an aggregate cash consideration above $60 million in any twelve month period, we may request that the maximum permitted total net debt to EBITDA ratio steps up to 4.25 to 1 for the fiscal quarter in which such threshold was exceeded and for each of the seven following fiscal quarters, returning, thereafter, to 3.50 to 1. We are also required to maintain a consolidated debt service coverage ratio financial covenant of at least 1.5 to 1.00 in every fiscal quarter.

        The Credit Agreement provides for customary events of default, including, without limitation: (a) cross-default and cross-acceleration to indebtedness and judgments of over $15 million, (b) TELUS ceasing to directly or indirectly own 51% or more of our shares, and (b) termination of the master services agreement and the shared services agreement we have entered into with TELUS.

 DESCRIPTION OF SHARE CAPITAL

General

        In connection with this offering, we effected a 1-for-        split of each of our outstanding classes of securities. Prior to the closing of this offering, we will undertake certain transactions to amend our share capital as follows:

  •
  TELUS will exchange all of its outstanding Class A Common Shares, Class C Common Shares and Class D Common Shares for Class B Common Shares;

  •
  each holder of Class C Common Shares and Class D Common Shares will exchange their shares for Class E Common Shares;

  •
  our notice of articles will be altered and our articles will be amended to:

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  redesignate our Class B Common Shares as multiple voting shares;

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  redesignate our Class E Common Shares as subordinate voting shares;

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  eliminate our Class A Common Shares, Class C Common Shares, Class D Common Shares, Class A preferred shares and Class B preferred shares; and

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  authorize an unlimited number of preferred shares, issuable in series.

        The following is a summary of the terms of our subordinate voting shares, multiple voting shares and preferred shares, as set forth in our notice of articles and articles (as used herein, references to our articles are to the notice of articles and articles as they will be amended and restated in connection with this offering), and certain related sections of the BCBCA. The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles, the form of which is filed as an exhibit to the registration statement relating to this offering, and the applicable provisions of the BCBCA. You may obtain copies of our articles as described under "Where You Can Find More Information" in this prospectus.

Authorized Share Capital

        Effective upon the closing of this offering, our share capital will consist of an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares and an unlimited number of preferred shares, issuable in series. Immediately following the closing of this offering, we expect to have                        subordinate voting shares issued and outstanding and                                    multiple voting shares issued and outstanding (assuming, in each case, no exercise of the over-allotment option), and no preferred shares issued and outstanding. All of the issued and outstanding multiple voting shares will, directly or indirectly, be held by TELUS, Baring and their respective Permitted Holders (as defined below).

        The subordinate voting shares are "restricted securities" within the meaning of such term under applicable securities laws in Canada. We are exempt from the requirements of Section 12.3 of National Instrument 41-101—General Prospectus Requirements on the basis that we were a private issuer within the meaning of such term under applicable securities laws in Canada immediately before filing this prospectus.

Subordinate Voting Shares and Multiple Voting Shares

        Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote. After giving effect to the offering, the subordinate voting shares will collectively represent        % of our total issued and outstanding shares

and        % of the combined voting power attached to all of our issued and outstanding shares (        % and        %, respectively, if the over-allotment option is exercised in full). Subject to the prior rights of the holders of our preferred shares, the holders of our multiple voting shares and subordinate voting shares are entitled to receive dividends as and when declared by our board of directors, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. See the section entitled "Dividend Policy". Subject to the prior payment to the holders of our preferred shares, if any, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our multiple voting shares and subordinate voting shares are entitled to share pro rata in the distribution of the balance of our assets, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. Holders of multiple voting shares and subordinate voting shares have no pre-emptive or conversion or exchange rights or other subscription rights, except that each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share and our multiple voting shares will automatically convert into subordinate voting shares upon certain transfers and other events, as described below under "—Conversion". There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our subordinate voting shares or multiple voting shares. There is no provision in our articles requiring holders of subordinate voting shares or multiple voting shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the subordinate voting shares and multiple voting shares are subject to and may be adversely affected by, the rights attached to any series of preferred shares that we may designate in the future.

Conversion

        The subordinate voting shares are not convertible into any other class of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share. Upon the first date that any multiple voting share beneficially owned by a person other than by a Permitted Holder (as defined below), the Permitted Holder which held such multiple voting share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such multiple voting share into a fully paid and non-assessable subordinate voting share.

        In addition:

  •
  all multiple voting shares held by the TELUS Permitted Holders will convert automatically into subordinate voting shares at such time as the TELUS Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least        % of the issued and outstanding subordinate voting shares and multiple voting shares; and

  •
  all multiple voting shares held by the Baring Permitted Holders will convert automatically into subordinate voting shares at such time as the Baring Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least        % of the issued and outstanding subordinate voting shares and multiple voting shares.

        For the purposes of the foregoing:

        "Affiliate" means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;

        "Baring Permitted Holders" means any funds managed or advised by Baring Private Equity Asia Group Limited or any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed or advised by Baring Private Equity Asia Group Limited or an Affiliate of Baring Private Equity Asia Group Limited;

        "Permitted Holders" means any of (i) the Baring Permitted Holders, and (ii) the TELUS Permitted Holders;

        "Person" means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

        "TELUS Permitted Holders" means TELUS and any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed by TELUS or an Affiliate of TELUS;

        A Person is "controlled" by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

Preferred Shares

        Under our articles, preferred shares may be issued in one or more series. Accordingly, our board of directors is authorized, without shareholder approval but subject to the provisions of the BCBCA, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including dividend, liquidation and voting rights, as our board of directors may determine, and such special rights or restrictions, including dividend, liquidation and voting rights, may be superior to those of each of the subordinate voting shares and the multiple voting shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and might adversely affect the market price of our subordinate voting shares and multiple voting shares and the voting and other rights of the holders of subordinate voting shares and multiple voting shares. We have no current plan to issue any preferred shares.

Certain Important Provisions of our Articles and the BCBCA

        The following is a summary of certain important provisions of our articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the BCBCA.

        In addition, the shareholders' agreement we plan to execute with TELUS and Baring in connection with this offering contains certain restrictions on your rights as a shareholder. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders' Agreement".

Stated Objects or Purposes

        Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

        Power to vote on matters in which a director is materially interested.    Under the BCBCA a director who has a material interest in a contract or transaction, whether made or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates' benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our company or of one of our affiliates; (iv) relates to a loan to our company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated to us while the director is also a director or senior officer of that corporation or an affiliate of that corporation.

        A director who holds such disclosable interest in respect of any material contract or transaction into which we have entered or propose to enter may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. A director who holds a disclosable interest may also be liable to account to us for any profit that accrues to the director under or as a result of a contract or transaction in which the director holds a disclosable interest, unless the contract or transaction is: (a) approved by the other directors or by a special resolution of the shareholders, or (b) the contract or transaction was entered into before the individual became a director, the disclosable interest was disclosed to the other directors and shareholders and the director who holds the disclosable interest does not vote on any decision or resolution touching on the contract or transaction. Directors will also be required to comply with certain other relevant provisions of the BCBCA regarding conflicts of interest.

        Number of shares required to be owned by a director.    Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Issuance of Additional Multiple Voting Shares

        We may not issue multiple voting shares without the approval of at least two-thirds of the votes cast at a meeting of the holders of subordinate voting shares duly held for that purpose. However, approval is not required in connection with a subdivision or consolidation on a pro rata basis as between the subordinate voting shares and the multiple voting shares.

Subdivision or Consolidation

        No subdivision or consolidation of the subordinate voting shares or the multiple voting shares may be carried out unless, at the same time, the multiple voting shares or the subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Amendments and Change of Control

        In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of our articles from time to time in effect, but subject to the provisions of our articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of our shareholders that may be required, in respect of any alteration, repeal or amendment of our articles which would adversely affect the rights or special rights of the holders of subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to our articles that provides that any multiple voting shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into subordinate voting shares.

        Pursuant to our articles, holders of subordinate voting shares and multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the BCBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our subordinate voting shares and multiple voting shares, each voting separately as a class.

        Our articles do not otherwise contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Shareholder Meetings

        Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside British Columbia.

        A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business must be sent to each shareholder entitled to attend the meeting and to each director not less than 21 days and no more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer in most circumstances. Under the BCBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

        A quorum for meetings of shareholders is present if shareholders who, in the aggregate, hold at least 25% of the issued shares plus at least a majority of multiple voting shares entitled to be voted at the meeting are present in person or represented by proxy. If a quorum is not present at the opening of any meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, unless the meeting was requisitioned by shareholders, in which case the meeting is dissolved.

        Holders of our subordinate voting shares and multiple voting shares are entitled to attend and vote at meetings of our shareholders except meetings at which only holders of a particular class are entitled to vote. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Shareholder Proposals and Advance Notice Procedures

        Under the BCBCA, qualified shareholders holding at least one percent (1%) of our issued voting shares may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least two years before the date of signing the proposal.

        We have included certain advance notice provisions with respect to the election of our directors in our articles (the "Advance Notice Provisions"). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

        Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the "Notice Date") is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

        These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of our outstanding voting securities.

Take-Over Bid Protection

        Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares upon completion of this offering will enter into a customary coattail agreement with us and a trustee (the "Coattail Agreement"). The Coattail Agreement will contain provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.

        The undertakings in the Coattail Agreement will not apply to prevent a sale by the holders of multiple voting shares or their Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that:

  •
  offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares;

  •
  provides that the percentage of outstanding subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be sold (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

  •
  has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no shares are purchased pursuant to the offer for multiple voting shares; and

  •
  is in all other material respects identical to the offer for multiple voting shares.

        In addition, the Coattail Agreement will not prevent the transfer of multiple voting shares to Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of multiple voting shares into subordinate voting shares, whether or not such subordinate voting shares are subsequently sold, would not constitute a disposition of multiple voting shares for the purposes of the Coattail Agreement.

        Under the Coattail Agreement, any sale of multiple voting shares by a holder of multiple voting shares party to the Coattail Agreement will be conditional upon the transferee becoming a party to the Coattail Agreement, to the extent such transferred multiple voting shares are not automatically converted into subordinate voting shares in accordance with our articles.

        The Coattail Agreement will contain provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action will be conditional on us or holders of the subordinate voting shares providing such funds and indemnity as the trustee may reasonably require. No holder of subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

        Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares, the Coattail Agreement will provide that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to subordinate voting shares held by the holders of multiple voting shares or their affiliates and related parties and any persons who have an agreement to purchase multiple voting shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby.

        No provision of the Coattail Agreement will limit the rights of any holders of subordinate voting shares under applicable law.

Forum Selection

        We have included a forum selection provision in our articles that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of British Columbia, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. This forum selection provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of            shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

Limitation of Liability and Indemnification

        Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company's request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an "indemnifiable person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person's position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual's conduct in respect of which proceeding was brought was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding, but only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application of an indemnifiable person or us, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual's respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

Transfer Agent and Registrar

        The transfer agent and registrar for our subordinate voting shares in the United States is                at its principal office in                 , and in Canada is                at its principal office in                .

Ownership and Exchange Controls

        There is no limitation imposed by Canadian law or by our articles on the right of a non-resident to hold or vote our subordinate voting shares or multiple voting shares, other than discussed below.

Competition Act

        Limitations on the ability to acquire and hold our subordinate voting shares and multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of

Competition (the "Commissioner"), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

        This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner's review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

        The Investment Canada Act requires each "non Canadian" (as defined in the Investment Canada Act) who acquires "control" of an existing "Canadian business", to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of "net benefit to Canada" taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our subordinate voting shares or multiple voting shares by a non-Canadian who is a World Trade Organization member country investor, including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently C$1.631 billion. For other investors who are not state-owned enterprises the threshold is currently C$1.075 billion for 2021.

        The Investment Canada Act contains various rules to determine if there has been an acquisition of control. Generally, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: the acquisition of a majority of the undivided ownership interests in the voting shares of the corporation is deemed to be acquisition of control of that corporation; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares; and the acquisition of less than one third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation.

        Under the national security review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to "acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada". No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be "injurious to national security". The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

        Certain transactions relating to our subordinate voting shares and multiple voting shares will generally be exempt from the Investment Canada Act, subject to the federal government's prerogative to conduct a national security review, including:

  •
  the acquisition of our subordinate voting shares and multiple voting shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

  •
  the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

  •
  the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our subordinate voting shares and multiple voting shares, remains unchanged.

Other

        There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or that would affect the remittance of dividends (if any) or other payments by us to non-resident holders of our subordinate voting shares and multiple voting shares, other than withholding tax requirements.

Listing

        We have applied for listing of our subordinate voting shares on the            and on the TSX under the symbol "            ". Our subordinate voting shares will trade in U.S. dollars on the            and on the TSX. There is no assurance that            and the TSX will approve our listing application, and any such listing of our subordinate voting shares will be conditional upon us fulfilling all of the listing requirements and conditions of            and the TSX.

Options to Purchase Securities and Phantom Options

        We have previously granted option awards and equity-settled and cash-settled phantom option awards to purchase Class D Common Shares under our Omnibus Long-Term Incentive Plan ("Omnibus LTIP") at a price equal to, or a multiple of, the fair market value at the time of grant as a form of retention and incentive compensation. See "Executive Compensation—At-risk Pay: Long-term Incentives" for more information.

Category of Holder	Number of Options(1)		Exercise Price per Option ($)(1)		Expiration Dates
All of our executive officers and past executive officers, as a group (7 in total)	734,771	(2)	$31.13	(3)	From December 23, 2026 to December 27, 2029
All of our directors and past directors who are not also executive officers, as a group (0 in total)	—		—		—
All directors of our subsidiaries who are not also executive officers of the subsidiary, as a group (0 in total)	—		—		—
All of our other employees and past employees, as a group (1 in total)	2,669		$21.90		December 23, 2026

(1)
Not adjusted to give effect to the 1-for- split of our Class D Common Shares in connection with this offering. See "Description of Share Capital".

(2)
Represents outstanding option awards and the share-settled portion of outstanding phantom options to purchase Class D Common Shares. Awards of phantom options are 50% cash settled and 50% equity settled. For additional information on our equity-based compensation, please see "Executive Compensation—Company Equity-based Compensation Plans at a Glance".

(3)
Represents the weighted average exercise price of all outstanding options to purchase Class D Common Shares, whether vested or unvested.

Company Phantom Restricted Share Units and TELUS Phantom Restricted Share Units

        We have previously granted phantom restricted share units under our Omnibus LTIP and under our Long-Term Incentive Plan that are nominally equal in value to one Class D Common Share, as a form of retention and incentive compensation. We have also previously granted phantom restricted share units under our Omnibus LTIP that are nominally equal in value to one TELUS common share, as a form of retention and incentive compensation. See "Executive Compensation—At-risk pay: Long-term incentives" for more information.

        As described herein, in connection with this offering we effected a 1-for-            split of, among others, our Class D Common Shares and prior to the closing of this offering will amend our articles in order to amend our share capital to create our multiple voting shares and create our subordinate voting shares. For additional information on our equity-based compensation, please see "Executive Compensation—TI Equity-based Plans at a Glance".

        Upon completion of the offering, we expect our board to consider the adoption of other equity compensation plans.

Prior Sales

        The following table summarizes issuances of our common shares or securities convertible into common shares during the 12-month period preceding the date of this prospectus.

Date of Issue	Security	Number of Securities Issued or Sold(1)	Issue Price/Exercise Price per Security(1)
January 29, 2020	Class B Common Shares	1,782,620.1	$38.09
January 29, 2020	Class A Common Shares	3,260,580.2	$38.09
January 29, 2020	Class C Common Shares	50,000	$38.09
January 29, 2020	Class E Common Shares	1,449,004	$62.10
April 1, 2020	Class C Common Shares	785,660	$62.10
April 1, 2020	Option to purchase Class B Common Shares(2)	1,070,253	$62.10
April 30, 2020	Class D Common Shares	541,516	$62.10

(1)
The amounts referred to in the column do not reflect the 1-for-            split of our outstanding equity securities in connection with the reorganization, as the number of securities issued or sold and their issue price were not changed by the share split. Prior to the closing of this offering, our share capital will be amended to create our multiple voting shares and subordinate voting shares. Our options to acquire Class B Common Shares will become options to acquire multiple voting shares. See "Description of Share Capital—General".

(2)
The option to purchase Class B Common Shares was granted to Baring, which, on September 30, 2020, was exercised in full. Settlement of the option is expected to occur on or before October 21, 2020.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there was no public market for our subordinate voting shares. Future sales of our subordinate voting shares in the public market, or the availability for sale of substantial amounts of our subordinate voting shares in the public market, could adversely affect prevailing market prices and could impair our ability to raise equity capital in the future.

        Upon closing of this offering, we will have            subordinate voting shares outstanding. All subordinate voting shares issued in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial numbers of our subordinate voting shares in the public market could adversely affect prevailing market prices of our subordinate voting shares. While we have applied to list our subordinate voting shares on the            and the TSX, we cannot assure you that a regular trading market will develop in our subordinate voting shares. Listing will be subject to us fulfilling all the listing requirements of the            and the TSX. The            and the TSX have not conditionally approved our listing application and there is no assurance that the            and the TSX will approve our listing applications.

Lock-Up Agreements

        In connection with this offering, we and all of our directors and executive officers and the holders of all of our multiple voting shares, including the selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our shares or securities convertible into or exchangeable for shares during the period from the date of the lock-up agreement continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. See "Underwriting". Following the lock-up periods set forth in the agreements described above, and assuming that the underwriters do not release any parties from these agreements, all of the shares that are held by these parties as at the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 and Regulation S under the Securities Act.

Rule 144

        Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the United States, to U.S. persons or through U.S. securities markets.

        In general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates", is entitled to sell such securities in the U.S. public market without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the securities proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates", then such person is entitled to sell such securities in the public market without complying with any of the requirements of Rule 144.

        Additionally, in general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates", as defined in Rule 144, who have beneficially owned the securities proposed to be sold for at least six months are entitled to sell in the public market, and within any three-month period, a number of those securities that does not exceed the greater of:

  •
  1% of the number of shares then outstanding, which will equal approximately immediately after this offering; or

  •
  the average weekly trading volume of our shares on the            during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Such sales under Rule 144 by our "affiliates" or persons selling shares on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares acquired pursuant to Rule 701 in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who, prior to the closing of this offering, purchased or may purchase shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all shares of Rule 701 shares are subject to lock-up agreements as described below and in the section titled "Underwriting" and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Regulation S

        Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

Canadian Resale Restrictions

        Any sale of any of our shares which constitutes a "control distribution" under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities, or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

Form S-8 Registration Statements

        Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register our subordinate voting shares subject to share options outstanding or reserved for issuance under our share plans. The registration statement on Form S-8 will become effective automatically upon filing. Subordinate voting shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

Registration Rights

        Upon completion of this offering, certain holders of our multiple voting shares will be entitled to rights in certain circumstances that enable such holders to require us to qualify by prospectus in Canada or pursuant to a registration statement in the United States all or any portion of the subordinate voting shares issuable to them upon conversion of the multiple voting shares held by them. For more information on these registration rights, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Registration Rights Agreements".

 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. PERSONS

        The following discussion is a summary of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition to U.S. Holders, as defined below, of the subordinate voting shares (the "Shares"). This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person's decision to acquire the Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code") and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof and the income tax treaty between the United States and Canada (the "Treaty"), in each case as in effect as of the date of this Prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the IRS or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new U.S. Treasury regulations, Code sections, judicial and administrative interpretations or otherwise.

        This summary applies only to U.S. Holders (as defined below) that purchase Shares in this offering and hold the Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

  •
  banks and other financial institutions;

  •
  insurance companies;

  •
  regulated investment companies or real estate investment trusts;

  •
  dealers or traders in securities or currencies that use a mark-to-market method of accounting;

  •
  tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;

  •
  persons holding the Shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;

  •
  U.S. expatriates;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  any entity or arrangement classified as a partnership for U.S. federal income tax purposes or investors therein;

  •
  persons who own or are deemed to own, directly or constructively, 10% or more of Company's stock (by vote or value);

  •
  persons holding the Shares in connection with a trade or business conducted outside the United States; or

  •
  persons who do not qualify for the benefits of the Treaty.

        THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL,

NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SHARES.

        As used herein, "U.S. Holder" means a beneficial owner of Shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes (which includes a "green card holder"), (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the Shares generally will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in the Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the Shares.

Distributions on the Shares

        Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company to a U.S. Holder with respect to the Shares (including the amount of any Canadian taxes withheld therefrom) generally will be included in such holder's gross income as non-U.S. source dividend income in the year actually or constructively received, but only to the extent that the distribution is paid out of the Company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). As a non-U.S. company, the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Any dividends that the Company pays will not be eligible for the dividends-received deduction allowed to certain corporate U.S. Holders.

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be eligible to be taxed at favorable rates applicable to "qualified dividend income", provided that (1) the Shares are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (such as the Treaty), (2) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain minimum holding period and other requirements are met. Pursuant to IRS authority, the Shares should be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the            . U.S. Holders are urged to consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the Shares.

        Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source "passive category" income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions made on the Shares may be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder's particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Shares

        Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the Shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder's adjusted tax basis in the Shares. Generally, such gain or loss will be capital gain or loss and will be long- term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the Shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

PFIC Rules

        The taxation of U.S. Holders will depend on whether the Company is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. corporation will be a PFIC in any taxable year in which either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% by value of the stock.

        Based on the Company's income, assets and business activities, including the receipt and application of the proceeds of the issue and sale of the Shares, the Company does not believe that it was a PFIC for its 2019 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company's control, including the relative values of the Company's assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2020 or any subsequent year or that the IRS will agree with the Company's conclusion regarding its PFIC status and would not successfully challenge our position.

        If the Company were to be treated as a PFIC in any taxable year, in addition to certain form filing requirements, U.S. Holders of the Shares generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) under the PFIC excess distribution rule on any "excess distributions" received from the Company and on any gain realized from a sale or other disposition of such Shares, regardless of whether the Company continues to be a PFIC in the year such distribution is received or gain is realized. A U.S. Holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the Shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period in the Shares). Gain on the disposition of the Shares will be subject to taxation in the same manner as an excess distribution (including taxation at ordinary income rates), described immediately above.

        If, contrary to current expectations, the Company was a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. Holders with respect to the Shares that may mitigate some of the adverse tax consequences resulting from PFIC treatment.

        U.S. Holders are urged to consult their own tax advisors concerning the Company's PFIC status and the consequences to them of the treatment of the Company as a PFIC for any taxable year.

Information with Respect to Foreign Financial Assets

        Individuals and certain entities that own "specified foreign financial assets", generally with an aggregate value in excess of $50,000 are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold Shares. "Specified foreign financial assets" include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Shares.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the Shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the Shares within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. Holders are urged to consult their tax advisors regarding the backup withholding tax and information reporting rules.

 CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

        The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder, collectively the Tax Act, to a purchaser who acquires as beneficial owner subordinate voting shares under this offering, and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, (ii) holds the subordinate voting shares as capital property, (iii) deals at arm's length with, and is not affiliated with, the Company or the underwriters, and (iv) does not use or hold, and will not be deemed to use or hold, the subordinate voting shares in the course of carrying on or otherwise in connection with a business in Canada, hereinafter, a "Non-Resident Holder". Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an "authorized foreign bank" within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Holder should consult its own tax advisor.

        This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), the Treaty, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

        This summary is not applicable to a Non-Resident Holder who reports its "Canadian tax results" in a currency other than Canadian currency; or that has entered or enters into a "derivative forward agreement" with respect to the subordinate voting shares (each as defined in the Tax Act). Any such Non-Resident Holder should consult its own tax advisor with respect to an investment in the subordinate voting shares.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the subordinate voting shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the subordinate voting shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the subordinate voting shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Dividends

        Dividends paid or credited or deemed to be paid or credited on the subordinate voting shares to a Non-Resident Holder by the Company will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction under the provisions of an applicable income tax convention.

For example, under the Treaty, the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a beneficially entitled Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a subordinate voting share, unless the subordinate voting share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

        Generally, the subordinate voting shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time unless at any time during the 60-month period that ends at that time more than 50% of the fair market value of the subordinate voting shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in (or for civil law rights in), such properties, whether or not such properties exist (the "FMV Condition"). In addition, even if the FMV Condition is satisfied at a particular time, the subordinate voting shares will not constitute taxable Canadian property of a Non-Resident Holder at that time if the subordinate voting shares are listed at that time on a "designated stock exchange", as defined in the Tax Act (which currently includes the                and the TSX), unless at any time during the 60-month period that ends at that time (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length for purposes of the Tax Act; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the shares of the Company. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the subordinate voting shares could be deemed to be taxable Canadian property. A Non-Resident Holder contemplating a disposition of subordinate voting shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of subordinate voting shares indicated below:

Name	Number of Subordinate Voting Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Barclays Capital Inc.
CIBC World Markets Inc.

Total:

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives", respectively. The offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The subordinate voting shares will be offered in the United States through certain of the underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The subordinate voting shares will be offered in each of the provinces and territories of Canada through certain of the underwriters or their Canadian affiliates who are registered to offer the subordinate voting shares for sale in such provinces and territories, or through such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the subordinate voting shares outside of the United States and Canada.

        The underwriters are offering the subordinate voting shares subject to their acceptance of the subordinate voting shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the subordinate voting shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the underwriters under the underwriting agreement may be terminated at any time before closing of this offering at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events, including:                        . The underwriters are, however, obligated to take up and pay for all of the subordinate voting shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take up or pay for the subordinate voting shares covered by the underwriters' over-allotment option described below unless and until the over-allotment option is exercised.

        The underwriters initially propose to offer part of the subordinate voting shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the underwriters have made a reasonable effort to sell all of the subordinate voting shares at the offering price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the subordinate voting shares is less than the gross price paid by the underwriters to us and the selling shareholders. The subordinate voting shares are being offered in the United States and Canada in U.S. dollars.

        We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional subordinate voting shares from us and up to            additional subordinate voting shares from the selling shareholders, in each case at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the subordinate voting shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same proportion of the additional subordinate voting shares as the number listed next to the underwriter's name in the preceding table bears to the total number of subordinate voting shares listed next to the names of all underwriters in the preceding table.

        The following table shows the per subordinate voting share and total public offering price, underwriting discounts to be paid to the underwriters by us and the selling shareholders, proceeds before expenses to us and proceeds before expenses to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to an additional            subordinate voting shares.

	Per Subordinate Voting Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us and the selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

        The total underwriting discounts and commissions to be paid by us and the selling shareholders to the underwriters represent        % of the total amount of the offering (        % if the underwriters fully exercise their over-allotment option). The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $ million. We have agreed to reimburse the underwriters up to $            for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. ("FINRA").

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of subordinate voting shares offered by them.

        We intend to apply to list our subordinate voting shares on the                        under the symbol "            " and on the TSX under the symbol "            ". Listing is subject to the approval of the                        and the TSX in accordance with their original listing requirements. Neither                        nor the TSX has conditionally approved our listing application and there is no assurance that such exchange will approve the listing application.

        We and all directors and executive officers and the holders of all of our multiple voting shares, including the selling shareholders, collectively representing        % of our outstanding shares and options on a fully-diluted basis (each, a "locked-up party"), have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the restricted period):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any subordinate voting shares or any securities convertible into or exercisable or exchangeable for subordinate voting shares or any securities convertible into or exercisable or exchangeable for subordinate voting shares (collectively, the "subject shares") or publicly disclose the intention to do so; or

  •
  enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the subject shares or such other securities;

whether any such transaction described above is to be settled by delivery of subject shares or such other securities, in cash or otherwise. In addition, we and each such locked-up party have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, we or such locked-up party will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any subject shares or publicly disclose the intention to do any of the foregoing.

        In respect of our directors, executive officers and other shareholders who have signed lock-ups, the restrictions described in the immediately preceding paragraph do not apply to:

  •
  transfers of subject shares by the locked-up party:

  •
  as a bona fide gift or gifts, including to a charitable organization or educational institution, or for bona fide estate planning purposes;

  •
  by will, any other testamentary document or intestate succession to the legal representative, heir, beneficiary or member of the immediate family of the locked-up party;

  •
  to any immediate family member (which for the purposes of the lock-up agreement shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin);

  •
  to any trust for the direct or indirect benefit of the locked-up party or the immediate family of the locked-up party, or if the locked-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

  •
  to a partnership, limited liability company or other entity of which the locked-up party and the immediate family of the locked-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

  •
  if the locked-up party is an entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is a subsidiary or an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the locked-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the locked-up party or affiliates of the locked-up party (including, for the avoidance of doubt, where the locked-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or to direct or indirect shareholders, current or former partners (general or limited), beneficiaries, or other equity holders or to the estates of any such stockholders, partners, beneficiaries or other equity holders of the locked-up party and their respective affiliates, or (B) as part of a distribution to members, limited partners or shareholders of the locked-up party;

  •
  by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or pursuant to any court order or the order of any other governmental authority having jurisdiction over the locked-up party;

  •
  to the Company from an employee of the Company upon death, disability or termination of employment (with or without cause) or resignation, in each case, of such employee;

    •
    as part of a sale of the locked-up party's subject securities acquired in open market transactions after the completion of this offering;

    •
    to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the first through ninth bullet points above;

    •
    to the Company in connection with the vesting, settlement, or exercise of restricted share units, options, warrants or other rights to purchase subordinate voting shares (including, in each case, by way of "net" or "cashless" exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted share units, options, warrants or rights, provided that any such subordinate voting shares received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such restricted share units, options, warrants or rights are held by the locked-up party pursuant to an agreement or equity awards granted under a share incentive plan or other equity award plan, each such agreement or plan which is described in this prospectus; or

    •
    pursuant to a bona fide third-party tender offer, take-over bid, merger, amalgamation, plan of arrangement, consolidation or other similar transaction that is approved by the board and made to all holders of the Company's shares involving a Change of Control (as defined below) of the Company (for purposes of the lock-up agreement, "Change of Control" shall mean the transfer (whether by tender offer, take-over bid, merger, amalgamation, plan of arrangement, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, take-over bid, merger, amalgamation, plan of arrangement, consolidation or other similar transaction is not completed, the locked-up party's subject securities shall remain subject to the provisions of the lock-up agreement; and

    •
    with respect to Baring, pledge, charge, hypothecate or grant a security interest in the locked-up party's subject securities or securities convertible into or exchangeable for subject securities to one or more banks, financial or other lending institutions ("Lenders") as collateral or security for or in connection with any margin loan or other loans, advances or extensions of credit entered into by the locked-up party or any of its direct or indirect subsidiaries or affiliates and any transfers of such locked-up party's subject securities or such other securities to the applicable Lender(s) or other third parties upon or following foreclosure upon or enforcement of such subject securities in accordance with the terms of the documentation governing any margin loan or other loan, advance, or extension of credit (including, without limitation, pursuant to any agreement or arrangement existing as of the date of the lock-up agreement); provided that any such pledge, charge, hypothecation or granting of security interest may only be provided in respect of the locked-up party's subject securities (including securities of the Company that will be automatically redesignated, converted into or exchanged for subject securities on the date of the final prospectus in respect of the offering) subject to an existing pledge, charge, hypothecation or granting of such a security interest as of the date of the lock-up agreement, and provided that with respect to any pledge, charge, hypothecation or other granting of a security interest set forth above after the execution of the lock-up agreement, the applicable Lender(s) shall be informed of the existence and contents of the lock-up agreement before entering into any margin loan or other loans, advances or extensions of credit.

        J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the subject shares subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the subordinate voting shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the subordinate voting shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the subordinate voting shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, subordinate voting shares in the open market to stabilize the price of such shares. These activities may raise or maintain the market price of the subordinate voting shares above independent market levels or prevent or retard a decline in the market price of the subordinate voting shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        In addition, in accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces ("UMIR"), the underwriters may not, throughout the period of distribution, bid for or purchase the subordinate voting shares. The foregoing restriction is, however, subject to certain exceptions. These exceptions include a bid or purchase permitted under the rules and policy statements of applicable Canadian securities regulatory authorities and UMIR relating to market stabilization and market balancing activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

        Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the subordinate voting shares. They may also cause the price of the subordinate voting shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the                         , the TSX, in the OTC market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of subordinate voting shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

        Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. This offering is expected to close on or about                        , 2021 or such later date as we, the selling shareholders and the underwriters may agree but, in any event, not later than                        , 2021.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. An affiliate of CIBC World Markets Inc. is a lender under our credit agreement.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our subordinate voting shares. The terms and structure of this offering, including the initial public offering price, were determined solely by negotiations between us, the selling shareholders and the underwriters. Among the factors considered in determining the initial public offering price and other terms of this offering were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the prices at which the subordinate voting shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the subordinate voting shares will develop and continue after this offering.

Selling Restrictions

        Other than in the United States and each of the provinces and territories of Canada, no action has been taken by us that would permit a public offering of the subordinate voting shares offered by this prospectus in any jurisdiction where action for that purpose is required. The subordinate voting shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such subordinate voting shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any subordinate voting shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

        In relation to each Member State of the European Economic Area and the United Kingdom (each a "Relevant State"), no subordinate voting shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the subordinate voting shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of the subordinate voting shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

  (a)
  to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters; or

  (c)
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of subordinate voting shares shall require any Underwriter or the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any subordinate voting shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Underwriters and the Company that it is a "qualified investor" within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any subordinate voting shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the subordinate voting shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any subordinate voting shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters have been obtained to each such proposed offer or resale.

        For the purposes of this provision, the expression an "offer to the public" in relation to the subordinate voting shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any subordinate voting shares to be offered so as to enable an investor to decide to purchase or subscribe for any subordinate voting shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons") or otherwise in circumstances which have not resulted and will not result in an offer to the public of the subordinate voting shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000 or otherwise.

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

 EXPENSES OF THIS OFFERING

        The following table sets forth the costs and expenses, other than the underwriting commission, payable by us in connection with the sale of the shares being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the                        and TSX listing fees.

Item	Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
TSX listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

 LEGAL MATTERS

        The validity of the issuance of the shares offered in this prospectus and certain other matters of Canadian law will be passed upon for us by Osler, Hoskin & Harcourt LLP, Toronto, Canada. We are being represented by Shearman & Sterling LLP, New York, New York with respect to certain matters of U.S. law. Certain legal matters as to Canadian law will be passed upon for the underwriters by Stikeman Elliott LLP, Montréal, Canada. The underwriters are being represented by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York with respect to certain matters of U.S. law.

EXPERTS

        The Company's consolidated financial statements as at December 31, 2019 and December 31, 2018, and for each of the three years in the period ended December 31, 2019, included elsewhere in this prospectus, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at Bay Adelaide East, 8 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9, Canada.

ENFORCEMENT OF CIVIL LIABILITIES

        We are incorporated under the laws of the Province of British Columbia, Canada, with our principal place of business in Vancouver, Canada. Some of our directors and officers, and all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the shares offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to TELUS International (Cda) Inc. and the subordinate voting shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

        After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC's rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, or to use Form 10-K to file our annual reports, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F or Form 40-F after the end of our fiscal year. Our annual consolidated financial statements will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and audited by an independent registered public accounting firm.

        As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.

        We will also be subject to the full informational requirements of the securities commissions in all provinces and territories of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial and territorial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (http://www.sedar.com), the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval System. Documents filed on SEDAR are not, and should not be considered, part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Financial Statements of TELUS International (Cda) Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of TELUS International (Cda) Inc. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of income and other comprehensive income, changes in owner's equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, its financial performance and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

        As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of IFRS 16, Leases.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

"/s/ Deloitte LLP" Chartered Professional Accountants Licensed Public Accountants

Toronto, Canada
October 2, 2020

We have served as the Company's auditor since 2016.

Consolidated Statements of Income and Other Comprehensive Income (US$)

Years ended December 31 (millions except per share amounts)	Note	2019	2018	2017
OPERATING REVENUES
Revenues arising from contracts with customers—service		$1,019.6	$834.6	$573.2
Other operating income	15	14.6	12.6	—

		1,034.2	847.2	573.2

OPERATING EXPENSES
Goods and services purchased		182.9	174.9	105.8
Employee benefits expense	5	630.4	522.5	366.5
Depreciation	12	73.1	31.3	25.4
Amortization of intangible assets	13	19.1	18.2	6.8

		905.5	746.9	504.5

OPERATING INCOME		128.7	100.3	68.7
Interest expense	6	36.3	23.2	10.1
Foreign exchange	6	(2.6)	8.1	(0.5)

INCOME BEFORE INCOME TAXES		95.0	69.0	59.1
Income taxes	7	26.0	21.9	15.7

NET INCOME		$69.0	$47.1	$43.4

OTHER COMPREHENSIVE INCOME	8
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4(h)	$0.1	$(0.7)	$(0.1)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		(3.3)	(9.9)	10.3

		(3.2)	(10.6)	10.2

Item never subsequently reclassified to income
Employee defined benefit plan re-measurements		(2.7)	0.5	—

		(5.9)	(10.1)	10.2

COMPREHENSIVE INCOME		$63.1	$37.0	$53.6

NET INCOME PER COMMON SHARE	17(b)
Basic		$1.64	$1.12	$1.09
Diluted		$1.63	$1.12	$1.09

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position (US$)

As at December 31 (millions)	Note	2019	2018
ASSETS
Current assets
Cash and temporary investments, net		$79.5	$65.6
Accounts receivable	20(b)	176.6	137.1
Due from affiliated companies	19(a)	30.2	21.4
Income and other taxes receivable		10.9	1.2
Prepaid expenses		27.9	23.9
Current derivative assets	4(g)	3.3	0.4

		328.4	249.6

Non-current assets
Property, plant and equipment, net	12	301.0	115.2
Intangible assets, net	13	89.7	104.8
Goodwill, net	13	418.4	421.2
Deferred income taxes	7(b)	4.7	2.6
Other long-term assets	20(b)	26.8	15.7

		840.6	659.5

		$1,169.0	$909.1

LIABILITIES AND OWNERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	20(b)	$152.2	$115.7
Due to affiliated companies	19(a)	26.0	20.3
Income and other taxes payable		40.6	30.5
Advance billings and customer deposits		4.0	13.5
Provisions	15	10.3	6.5
Current maturities of long-term debt	16(a)	42.8	6.0

		275.9	192.5

Non-current liabilities
Provisions	15	160.5	210.0
Long-term debt	16(a)	477.7	302.0
Other long-term liabilities		4.2	4.1
Derivative liabilities		3.2	0.9
Deferred income taxes	7(b)	1.7	2.9

		647.3	519.9

Liabilities		923.2	712.4

Owners' equity
Common equity	17	245.8	196.7

		$1,169.0	$909.1

Contingent Liabilities	18

The accompanying notes are an integral part of these consolidated financial statements.

        Approved by the Directors:

/signed/	/signed/
Josh Blair	Jeffrey Puritt
Chair, Board of Directors	President & Chief Executive Officer

Consolidated Statements of Changes in Owner's Equity (US$)

		Share capital
		Common Shares
					Accumulated other comprehensive income
($ in millions)	Note	Number of shares	Share capital	Retained earnings (deficit)		Total
Balance as at January 1, 2017		40,000,000	$224.5	$(198.8)	$21.1	$46.8
Net income		—	—	43.4	—	43.4
Other comprehensive income		—	—	—	10.2	10.2
Share option awards		—	0.3	—	—	0.3
Costs related to share transactions		—	(0.9)	—	—	(0.9)

Balance as at December 31, 2017		40,000,000	$223.9	$(155.4)	$31.3	$99.8

Balance as at January 1, 2018		40,000,000	$223.9	$(155.4)	$31.3	$99.8
Net income		—	—	47.1	—	47.1
Other comprehensive income		—	—	—	(10.1)	(10.1)
Class A Common Shares—Issued	17	929,110	25.7	—	—	25.7
Class B Common Shares—Issued	17	500,290	13.9	—	—	13.9
Class D Common Shares—Issued	17	722,021	20.0	—	—	20.0
Share option awards		—	0.3	—	—	0.3

Balance as at December 31, 2018		42,151,421	$283.8	$(108.3)	$21.2	$196.7

Balance as at January 1, 2019
As previously reported		42,151,421	$283.8	$(108.3)	$21.2	$196.7
IFRS 16, Leases transitional amount	2(a)	—	—	(14.7)	0.1	(14.6)
As adjusted		42,151,421	283.8	(123.0)	21.3	182.1
Net income		—	—	69.0	—	69.0
Other comprehensive income		—	—	—	(5.9)	(5.9)
Share option awards		—	0.6	—	—	0.6

Balance as at December 31, 2019		42,151,421	$284.4	$(54.0)	$15.4	$245.8

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (US$)

Years ended December 31 (millions)	Note	2019	2018	2017
OPERATING ACTIVITIES
Net income		$69.0	$47.1	43.4
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		92.2	49.5	32.2
Interest expense	6	36.3	23.2	10.1
Income taxes	7	26.0	21.9	15.7
Share-based compensation expense, net of payments made	9	1.8	4.1	1.3
Reversal of written put option	15	(13.5)	(12.6)	—
Change in market value of derivatives and other adjustments		0.7	4.3	(3.1)

Cash provided by operating activities before net change in non-cash working capital, interest paid, and income taxes paid		212.5	137.5	99.6
Net change in non-cash operating working capital	20(c)	(28.2)	(13.9)	12.5
Interest paid		(14.7)	(15.3)	(6.9)
Income taxes paid, net		(28.0)	(14.8)	(14.3)

Cash provided by operating activities		141.6	93.5	90.9

INVESTING ACTIVITIES
Cash payments for capital assets	20(c)	(52.7)	(47.5)	(44.5)
Cash payments for acquisitions, net		—	(115.4)	(62.5)
Payment to acquire non-controlling interest in subsidiary	15	(50.8)	—	—

Cash used by investing activities		(103.5)	(162.9)	(107.0)

FINANCING ACTIVITIES	20(d)
Shares issued	17	—	18.9	—
Repayment of long-term debt	20(d)	(96.0)	(38.6)	(43.6)
Repayment of short-term borrowings, net	20(d)	—	(4.6)	—
Long-term debt issued	20(d)	72.0	75.0	66.0
Receipts from intercompany advances	20(d)	—	—	26.2

Cash provided (used) by financing activities		(24.0)	50.7	48.6

Effect of exchange rate changes on cash and temporary investments		(0.2)	(1.1)	1.0

CASH POSITION
Increase (decrease) in cash and temporary investments, net		13.9	(19.8)	33.5
Cash and temporary investments, net, beginning of period		65.6	85.4	51.9

Cash and temporary investments, net, end of period		$79.5	$65.6	85.4

The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements

        TELUS International (Cda) Inc. is a global provider of customer experience and digital business services.

        TELUS International (Cda) Inc. was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS Corporation. TELUS International (Cda) Inc. maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.

        The terms we, us, our or ourselves are used to refer to TELUS International (Cda) Inc. and, where the context of the narrative permits or requires, its subsidiaries.

        Additionally, the term TELUS Corporation is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS International (Cda) Inc..

1. Consolidated financial statements

(a)   Basis of presentation

        Our consolidated financial statements are expressed in United States dollars. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB).

        Generally accepted accounting principles require that we disclose the accounting policies we have selected in those instances where we have been obligated to choose from among various generally accepted accounting principle-compliant accounting policies. In certain other instances, including where no selection among policies is allowed, we are also required to disclose how we have applied certain accounting policies. In our assessment, all of our required accounting policy disclosures are not equally significant for us, as set out in the accompanying table; their relative significance to us will evolve over time as we do.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy	Yes	No
General application
(a) Basis of presentation		X
(b) Consolidation		X
(c) Use of estimates and judgments	X
(d) Financial instruments—recognition and measurement		X
(e) Hedge accounting		X
Results of operations focused
(f) Revenue recognition	X
(g) Depreciation, amortization and impairment	X
(h) Translation of foreign currencies		X
(i) Income and other taxes	X
(j) Share-based compensation	X
(k) Employee future benefit plans		X
Financial position focused
(l) Cash and temporary investments, net		X
(m) Property, plant and equipment; intangible assets	X
(n) Leases		X

        These consolidated financial statements for each of the years ended December 31, 2019, 2018 and 2017, were authorized by our Board of Directors for issue on October 2, 2020.

(b)   Consolidation

        Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries. The principal ones are: TELUS International (U.S.) Corp.; CallPoint New Europe EAD; CallPoint New Europe S.R.L.; Transactel (Barbados) Inc.; Transactel S.A.; Transactel El Salvador S.A. DE C.V.; TELUS International Philippines Inc; Voxpro Limited and Xavient Digital LLC.

        Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends, but external dividends are restricted based upon total net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA(1)) ratios, all as defined by our financing arrangements.

(1)
EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore may not be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. EBITDA is a key measure that management uses to evaluate the performance of our business and it is also utilized in measuring compliance with certain debt covenants.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS International (Cda) Inc. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(c)   Use of estimates and judgments

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates

        Examples of the significant estimates and assumptions that we make and their relative significance and degree of difficulty are as follows:

Judgments

        Examples of our significant judgments, apart from those involving estimation, include the following:

  •
  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes. In the normal course, we make changes to our assessments regarding presentation materiality so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

  •
  In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue as it relates to assessing when we have satisfied our performance obligations to our customers, either at a point in time or over a period of time.

  •
  The preparation of our financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision maker used to make resource

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

    allocation decisions and to assess performance, as further discussed in Note 21. A significant judgment we make is that our cash flows are sufficiently indistinguishable given our global operating model, resulting in a single operating and reporting segment.

  •
  Determination of our functional currency and the functional currency of each subsidiary involves significant judgment. The determination of functional currency affects the carrying value of non-current assets included in the statement of financial position and, as a consequence, the amortization of those assets, as well as the exchange gains and losses recorded in the consolidated statement of comprehensive income and the consolidated statement of equity.

  •
  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

  •
  In connection with the annual impairment testing of goodwill, there are instances where we must exercise judgment in the determination of our cash generating units. A significant judgment that we make is that each geographic area in which we operate is insufficiently distinct, making it impractical to objectively distinguish the cash flows of each region. As such, each region is not an individual cash generating unit.

  •
  In respect of claims and lawsuits, as discussed further in Note 18(b), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

(d)   Financial instruments—recognition and measurement

        In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

  •
  Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

  •
  Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

  •
  Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from the transaction costs.

(e)   Hedge accounting

Hedge accounting

        The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting as we believe this is more representative of the economic substance of the underlying transactions.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). Any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the consolidated statement of income and other comprehensive income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of future purchase commitments or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

        In the application of hedge accounting, an amount (the hedge value) is recorded in the consolidated statement of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the consolidated statement of financial position is recognized as a component of Other comprehensive income, as set out in Note 8.

        In the application of hedge accounting to the finance costs arising from interest paid on our long-term debt, the amount recognized in the determination of net income is the amount that counterbalances the difference between interest calculated at a variable interest rate, and the fixed interest rate as per our credit facility (Note 16(b)).

(f)    Revenue recognition

General

        Our solutions involve delivery of multiple services and products that occur at different points in time and/or over different periods of time; as referred to in (c), this is a significant judgment for us. As appropriate, these arrangements contain multiple performance obligations and the transaction price is measured and allocated among the performance obligations based upon their relative fair values (derived using Company-specific objective evidence). Our relevant revenue recognition policies are then applied to the performance obligations.

        Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple performance obligation arrangements, their relative fair values are appropriate.

        Our revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

        When we receive no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided.

(g)   Depreciation, Amortization and Impairment

Depreciation and amortization

        Property, plant, and equipment including right of use assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to in (c), the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

        Estimated useful lives for the majority of our property, plant and equipment and right of use lease assets subject to depreciation are as follows:

Estimated useful lives
Computer hardware and network assets	3 to 5 years
Buildings and leasehold improvements	20 years
Furniture and equipment	3 to 7 years
Right-of-use lease assets	3 to 20 years

        Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Customer contracts and related customer relationships	4 to 10 years
Software	3 to 5 years

Impairment—general

        Impairment testing compares the carrying values of the assets or cash generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset's value in use or its fair value less costs to sell); as referred to in (c), this is a significant estimate for us. Impairment losses are immediately recognized, to the extent that the carrying value of an asset exceeds its recoverable amount. Should the recoverable amounts for impaired assets subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of "unwinding the discount" and that the resulting carrying values do not exceed the carrying values that would have been the result if no impairment losses had been previously recognized.

Impairment—property, plant and equipment; intangible assets subject to amortization

        The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; these considerations

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

could also indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered recoverable, an impairment loss would be recorded.

Impairment—goodwill

        The carrying value of goodwill is periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but goodwill must, at a minimum, be tested annually; we have selected October 1 as our annual test date.

        We assess our goodwill by comparing the recoverable amounts of our business to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying value of the assets on a prorated basis.

(h)   Translation of foreign currencies

        Trade transactions completed in foreign currencies are translated into United States dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the consolidated statement of income and other comprehensive income as a component of Financing costs, as set out in Note 6.

        We have foreign subsidiaries that do not have the United States dollar as their functional currency. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries' accounts into United States dollars are reported as a component of other comprehensive income, as set out in Note 8.

(i)    Income and other taxes

        We follow the liability method of accounting for income taxes; as referred to in (c), this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

        We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which the changes in estimates arise; we have selected this approach as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

        Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the consolidated statement of income and other comprehensive income as a component of income tax expense.

(j)    Share-based compensation

General

        Share-based compensation awards, in the form of phantom restricted share units, equity share options and phantom share options, have historically been provided to certain of our employees. We recognize a compensation expense in respect of these plans that is based on the fair value of the awards. Generally, the compensation expense of the award is recognized on a straight-line basis over the vesting of the award subject to continued service with us through the vesting date. A compensation expense is recognized for awards containing performance conditions only to the extent that it is probable that those performance conditions will be met. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or performance conditions.

Restricted share units

        Restricted share units are accounted for as liability instruments. We accrue a liability equal to the product of the number of vesting restricted share units multiplied by the fair market value of the corresponding Common Shares at the end of the reporting period. As the Company's shares are not publicly traded, we must estimate the fair value of our shares, as discussed in "Share Valuations" below. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

Share option awards

        We recognize and measure compensation expense for equity-settled share option awards based on the grant date fair value, which is determined under the option pricing model (Black-Scholes-Merton). Fair value is not subsequently re-measured unless the conditions on which the award was granted are modified.

        Proceeds arising from the exercise of equity-settled share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

        Phantom share option awards, which are cash-settled, are accounted for as liability instruments. We recognize and measure compensation expense for cash-settled option awards based on the fair value at the end of each reporting period, which is determined under the option pricing model (Black-Scholes-Merton).

        The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying shares, the expected volatility of the price of our shares, risk-free interest rates, the expected term of the option and the expected dividend yield of our shares. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

  •
  Fair Value of Our Shares. As the Company's shares are not publicly traded, we must estimate the fair value of our shares, as discussed in "Share Valuations" below.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

  •
  Expected Volatility. As we have not been a public company and do not have a trading history for our shares, the expected stock price volatility for our shares is estimated by taking the average historical price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the share option grants. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case more suitable companies whose share prices are publicly available would be used in the calculation.

  •
  Risk-free Interest Rate. The risk-free interest rate is based on the yields of Government of Canada marketable bonds with maturities similar to the expected term of the options for each option group.

  •
  Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the share option awards granted, we base our expected term for awards issued on the simplified method, which represents the average period from vesting to the expiration of the stock option.

  •
  Expected Dividend Yield. We have never declared or paid any cash dividends to shareholders and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Share valuations

        Given the absence of a public trading market for our shares, the fair value of our shares has historically been determined based on third party valuations of our common stock. These valuations are based upon information provided by management as well as external market and competitor information available to the experts. The valuation considers numerous objective and subjective factors to determine the best estimate of the fair value of our shares at each grant date. These factors included:

  •
  our operating and financial performance;

  •
  current business conditions and projections;

  •
  the likelihood of achieving a liquidity event for the shares of shares underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions; and

  •
  the market performance of comparable publicly traded companies.

        The valuation is developed using a weighted blend of the income and market approaches. The income approach estimates the fair value of a company based on the present value of such company's future estimated cash flows and the residual value of such company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in such company achieving these estimated cash flows. Significant inputs of the income approach (in addition to our estimated future cash flows themselves) include the long-term growth rate assumed in the residual value, discount rate and normalized long-term operating margin. The terminal value was calculated to estimate our value beyond the forecast period by applying valuation metrics to the final year of our

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

forecasted revenue and discounting that value to the present value using the same weighted average cost of capital applied to the forecasted periods.

(k)   Employee future benefit plans

Defined benefit plans

        We participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries as well as unfunded, non-contributory retirement plans of TELUS International (Cda) Inc. and its subsidiaries. TELUS Corporation's policy is to charge us our participant-based net defined benefit pension cost, as measured in accordance with IAS 19, Employee Benefits.

Employee benefits

        Contributions to defined contribution plans are charged to the consolidated statements of income in the period in which services are rendered by the covered employees. For defined benefit plans, the cost of pensions and other retirement benefits earned by employees is actuarially determined using the accrued benefit method pro-rated on service and management's best estimates of salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan's surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 6.

        The Company records annual amounts relating to its defined benefit plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, compensation increase and turnover rates. When the defined benefit plan key assumptions fluctuate relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized in other comprehensive income.

(l)    Cash and temporary investments, net

        Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability in the statement of financial position when the total amount of all cheques written but not cleared by the related banks exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily.

(m)  Property, plant and equipment; intangible assets

General

        Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labor and applicable overhead costs. For internally developed internal-use software, the historical cost recorded includes materials, direct labor and direct labor-related costs. Where property, plant and equipment construction projects are of a sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing cost is based on our weighted average cost of borrowing experienced during the reporting period.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference is included in the consolidated statement of income and other comprehensive income as Other operating income.

(n)   Leases

        Prior to January 1, 2019, leases were classified as finance or operating, depending upon terms and conditions of the contract. Where we were the lessee, asset values recorded under finance leases were amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases were reduced by lease payments net of imputed interest.

        On January 1, 2019, we adopted IFRS 16, Leases which superseded IAS 17, Leases (See Note 2(a)).

2. Accounting policy developments

(a)   Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

        In January 2016, the International Accounting Standards Board released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. The standard removes the lessees' classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

        The most significant effect of the new standard is the lessee's recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities on the statement of financial position, in property, plant and equipment, net and long-term debt, respectively, including those for most leases that would previously have been accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

        The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in an acceleration of the timing of lease expense recognition for leases that would previously have been accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term, and we expect that we will be similarly affected. The presentation on the statement of income and other comprehensive income required by the new standard will result in the presentation of most non-executory lease expenses as depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased (executory lease expenses will remain a part of goods and services purchased); reported operating income would thus be higher under the new standard.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        Relative to the results of applying the previous standard, although actual cash flows will be unaffected, the lessee's statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the presentation of the payments of the "principal" component of leases, which were previously accounted for as operating leases, as a cash flow use within financing activities under the new standard.

        We have applied the standard using retrospectively, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019, subject to permitted and elected practical expedients; such method of application does not result in the retrospective adjustment of amounts reported for periods prior to fiscal 2019. The nature of the transition method selected is such that the lease population as at January 1, 2019, and the discount rates determined contemporaneously, is the basis for the cumulative effects recorded as of that date.

Implementation

        As a transitional practical expedient permitted by the new standard, we have not reassessed whether contracts are, or contained, leases as at January 1, 2019, applying the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, are a part of the transition to the new standard. Only contracts entered into (or changed) after December 31, 2018, will be assessed for being, or containing, leases applying the criteria of the new standard.

        IFRS 16, Leases, has the following impact on the fiscal 2019 opening amounts:

As at January 1, 2019 (millions)	Excluding effects of IFRS 16	IFRS 16 effects	As reported Under IFRS 16
Non-current assets
Property, plant and equipment, net	$115.2	$138.4	$253.6
Deferred income taxes	$2.6	$1.3	$3.9
Current liabilities
Current maturities of long-term debt	$6.0	$26.7	$32.7
Non-current liabilities
Long-term debt	$302.0	$127.6	$429.6
Owners' equity
Retained earnings	$(108.3)	$(14.7)	$(123.0)
Accumulated other comprehensive income	$21.2	$0.1	$21.3

        The difference between the total of the minimum lease payments set out in Note 14 of our audited consolidated financial statements for the year ended December 31, 2018, and the additions to long-term debt arises because of the effect of discounting the minimum lease payments (approximately half of the difference) and because the minimum lease payments set out in Note 14 of our audited consolidated financial statements for the year ended December 31, 2018, include payments for leases that have commencement dates subsequent to December 31, 2018 (approximately half of the difference).

        The new standard requires a number of incremental recurring disclosures, as well as setting out how those disclosures are to be made; we have made these disclosures, or incorporated them by cross-reference from other notes to the financial statements, in Note 12.

        The following table reconciles the lease liabilities recognized on January 1, 2019 and the operating commitments disclosed under IAS 17 as set out in Note 14 of our audited consolidated financial

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

statements for the year ended December 31, 2018, discounted using the incremental borrowing rates as at the initial date of application of 6.73%:

(millions)
Operating lease commitments as at December 31, 2018	$226.5
Leases committed not yet commenced	(39.4)

Undiscounted lease payments	187.1
Discount at incremental borrowing rate	(32.8)

Lease liabilities as at January 1, 2019	$154.3

Current lease liabilities	$26.7
Non-current lease liabilities	127.6

Total lease liabilities	$154.3

(b)
Standards, interpretations and amendments to standards not yet effective and not yet applied

        In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application was permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the current standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the current standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity's results of operations that would differ from the effect of goodwill having been recognized). We expect that we will apply the standard prospectively from January 1, 2020. The effects, if any, of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions.

3. Capital structure financial policies

        Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.

        In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and temporary investments.

        We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt and/or issue new debt to replace existing debt with different characteristics.

        During 2019, our financial objectives, which are reviewed annually, were unchanged from 2018 and 2017. We believe that our financial objectives are supportive of our long-term strategy.

        We monitor capital utilizing the financial covenants prescribed in our credit facility (Note 16(b)).

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

4. Financial instruments

(a)
Risks—overview

        Our financial instruments, and the nature of certain risks to which they may be subject are as set out in the following table.

Risks
Market risks
Financial instrument	Accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	AC(1)	X		X
Due from affiliated companies	AC(1)	X		X
Accounts payable and accrued liabilities	AC(1)		X	X
Provisions (including restructuring accounts payable)	AC(1)		X	X		X
Long-term debt	AC(1)		X		X
Measured at fair value
Cash and temporary investments, net	FVTPL(2)	X		X	X
Foreign exchange derivatives(3)	FVTPL/FVOCI(2)	X	X	X
Interest rate derivatives(3)	FVTPL/FVOCI(2)	X	X		X

(1)
For accounting recognition and measurement purposes, classified as amortized cost ("AC").

(2)
For accounting recognition and measurement purposes, classified as fair value through net income ("FVTPL"). Unrealized changes in the fair values of financial instruments are included in net income unless the instrument is part of a cash flow hedging relationship. The effective portion of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income ("FVOCI").

(3)
Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.
(b)
Credit risk

        Excluding credit risk, if any, arising from interest rate swaps and currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2019	2018
Cash and temporary investments, net	$79.5	$65.6
Accounts receivable	176.6	137.1
Due from affiliated companies	30.2	21.4
Derivative assets	3.3	0.4

	$289.6	$224.5

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Cash and temporary investments, net

        Credit risk associated with cash and temporary investments, net is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

        Credit risk associated with accounts receivable is managed through a program of credit evaluations of customers and limiting the amount of credit extended when deemed necessary.

        The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at December 31 (millions)	Note	2019	2018
Customer accounts receivable
Less than 30 days past billing date		$97.4	$60.5
30 - 60 days past billing date		3.0	13.6
61 - 90 days past billing date		2.3	4.3
More than 90 days past billing date		5.3	1.0

		$108.0	$79.4

Customer accounts receivable	20(b)	$109.8	$82.3
Allowance for doubtful accounts	20(b)	(1.8)	(2.9)

Customer receivable, Net		$108.0	$79.4

        We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.

        The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2019	2018
Balance, beginning of period	$2.9	$0.3
Additions	0.6	2.6
Recovery	(1.7)	—

Balance, end of period	$1.8	$2.9

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

  Derivative assets (and derivative liabilities)

        Counterparties to our foreign exchange and share-based compensation derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)
Liquidity risk

        As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

  •
  maintaining bilateral bank facilities and a syndicated credit facility (Note 16(b));

  •
  continuously monitoring forecast and actual cash flows; and

  •
  managing maturity profiles of financial assets and financial liabilities.

        Our debt maturities in future years are as disclosed in Note 16(d).

        We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

        The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

financial liabilities, as at December 31, 2019 and December 31, 2018, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative					Derivative
			Composite long-term debt
	Non- interest bearing financial liabilities		Long-term debt, excluding leases(1) (Note 16)			Currency swap agreement amounts to be exchanged
		Due to affiliated companies (Note 19(a))
					Leases (Notes 2(a), 14)			Interest rate swap agreement
Year (millions)						(Receive)	Pay		Total
2020	$209.0	$26.0	$16.8		$48.8	$(391.2)	$388.0	$—	$297.4
2021	166.4	—	16.6		44.7	—	—	—	227.7
2022	—	—	328.8		35.1	—	—	3.2	367.1
2023	—	—			32.2	—	—	—	32.2
2024	—	—	—		20.2	—	—	—	20.2
2025 - 2029	—	—	—		39.7	—	—	—	39.7
Thereafter	—	—	—		14.7	—	—	—	14.7

Total	$375.4	$26.0	$362.2		$235.4	$(391.2)	$388.0	$3.2	$999.0

			Total (Note 16(d	))	$597.6

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2019.

	Non-derivative				Derivative
			Composite long-term debt
	Non- interest bearing financial liabilities		Long-term debt, excluding leases(1) (Note 16)		Currency swap agreement amounts to be exchanged
		Due to affiliated companies (Note 19(a))
				Leases (Notes 2(a), 14)			Interest rate swap agreement
Year (millions)					(Receive)	Pay		Total
2019	$166.2	$20.3	$19.0	$—	$(67.1)	$66.7	$—	$205.1
2020	7.0	—	18.8	—	—	—	—	25.8
2021	210.0	—	18.6	—	—	—	—	228.6
2022	—	—	300.7	—	—	—	0.9	301.6

Total	$383.2	$20.3	$357.1	$—	$(67.1)	$66.7	$0.9	$761.1

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2018.
(d)
Currency risk

        Our functional currency is the United States dollar, but certain routine revenues and operating costs are denominated in Canadian dollars and capital asset acquisitions are sourced internationally. The European euro, Philippine peso and the Canadian dollar are the foreign currencies to which we currently have the largest exposure.

        Our foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments, as

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

well as swaps which are used to manage the currency risk associated with Euro denominated inflows being used against United States dollar denominated debt.

(e)
Interest rate risk

        Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short term obligations and long-term debt.

        When we have temporary investments, they have short maturities and fixed interest rates and as a result, their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

        As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

        Amounts drawn on our long-term credit facility (Note 16(b)) will be affected by changes in market interest rates in a manner similar to debts with short maturities in that the fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments are.

        We manage our exposure to changes in market interest rates with the use of interest rate swaps to fix the interest rates on the variable rate portion of our credit facility.

(f)
Market risk

        Net income and other comprehensive income for the years ended December 31, 2019, 2018 and 2017, could have varied if the United States dollar: Canadian dollar exchange rate, United States dollar: Philippine Peso, United States dollar: Euro exchange rate, market interest rates, and the TELUS Corporation and TELUS International (Cda) Inc. Common Share prices varied by reasonably possible amounts from their actual statement of financial position date amounts.

        The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The Canadian dollar, European euro and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations.

        The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined using the hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal has been used in the calculations.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the statement of financial position date has been used in the calculations.

	Net income			Other comprehensive income			Comprehensive income
Years ended December 31 (increase (decrease) in millions)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Reasonably possible changes in market risks(1)
10% change in US$: Cdn.$ exchange rate
US$ appreciates	$(0.4)	$(0.1)	$1.5	$—	$—	$—	$(0.4)	$(0.1)	$1.5
US$ depreciates	$0.4	$0.1	$(1.5)	$—	$—	$—	$0.4	$0.1	$(1.5)
10% change in US$: Euro exchange rate
US$ appreciates	$2.7	$(1.8)	$0.1	$—	$7.1	$—	$(2.7)	$5.3	$0.1
US$ depreciates	$(2.7)	$1.8	$(0.1)	$—	$(7.1)	$—	$2.7	$(5.3)	$(0.1)
10% change in US$: Peso exchange rate
US$ appreciates	$(0.3)	$1.6	$1.0	$—	$—	$—	$(0.3)	$1.6	$1.0
US$ depreciates	$0.3	$(1.6)	$(1.0)	$—	$—	$—	$0.3	$(1.6)	$(1.0)
25 basis point change in market interest rate
Rate increases	$(0.8)	$(0.8)	$(0.7)	$0.7	$1.0	$—	$(0.1)	$0.2	$(0.7)
Rate decreases	$0.8	$0.8	$0.7	$(0.7)	$(1.0)	$—	$0.1	$(0.2)	$0.7
25%(2) change in common share price(3)
Price increases	$(2.4)	$(2.6)	$(1.1)	$—	$—	$—	$(2.4)	$(2.6)	$(1.1)
Price decreases	$2.4	$2.6	$1.1	$—	$—	$—	$2.4	$2.6	$1.1

(1)
These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption. No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the common share price.

(2)
To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used.

(3)
The hypothetical effects of changes in the price of our Common Shares and those of TELUS Corporation are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments.
(g)
Fair values

General

        The carrying values of cash and temporary investments, accounts receivable, accounts payable and certain provisions approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

        The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the Euro: US$ and Philippine peso: US$ forward exchange rates as at the statement of financial position dates).

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Derivative

        The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date.

		2019				2018
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets(1)
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFT(3)	2020	$28.0	$0.8	US$:1.00 PHP:52.16	2019	$67.1	$0.4	US$:1.00 PHP:53.43
Currency risks arising from European euro denominated transactions	HFH(2)	2020	$363.2	$2.5	US$:1.00 EUR:0.89		$—	$—	—

				$3.3				$0.4

Non-current liabilities(1)
Derivatives used to manage
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH(2)	2022	$106.5	$3.2	2.64%	2022	$112.5	$0.9	2.64%

				$3.2				$0.9

(1)
Notional amounts of derivative financial assets and liabilities are not set off.

(2)
Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

(3)
Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

Non-derivative

        The fair value amounts for cash and temporary investments approximate carrying amounts due to the short term maturities of these instruments. Our long-term debt, which is measured at amortized cost, approximates the fair value thereof due to the short-term nature of the applicable rates of interest charged.

(h)
Recognition of derivative gains and losses

        The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

				Gain (loss) reclassified from other comprehensive income to income (effective portion)
	Amount of gain (loss) recognized in other comprehensive income (effective portion)
					Amount
Years ended December 31 (millions)	2019	2018	2017	Location	2019	2018	2017
Derivatives used to manage interest rate risk
Associated with non-fixed rate credit facility amounts drawn	$(2.7)	$(0.9)	$—	Interest expense	$0.4	$(0.3)	$—

	$(2.7)	$(0.9)	—		$0.4	$(0.3)	$—
Derivatives used to manage currency risks
Arising from Euro-denominated business acquisition	$2.4	$—	$—		$—	$—	$—

	$(0.3)	$(0.9)	$—		$0.4	$(0.3)	$—

        The following table sets out the gains and losses (excluding income tax effects) arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the consolidated statements of income and other comprehensive income.

			Gain (Loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	Note	2019	2018	2017
Derivatives used to manage currency risks	Financing costs	6	$0.3	$(0.8)	$(5.1)

5. Employee benefits expense

Years ended December 31 (millions)	Note	2019	2018	2017
Employee benefits expense
Wages and salaries		$609.5	$510.1	$357.0
Benefits		5.2	2.7	4.1
Share-based compensation	9	13.2	5.8	4.0
Pensions—defined contribution	10	2.2	0.8	0.2
Restructuring costs	11	0.3	3.1	1.2

		$630.4	$522.5	$366.5

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

6. Financing costs

Years ended December 31 (millions)	Note	2019	2018	2017
Interest expense
Interest on long-term debt, excluding lease liabilities		$13.9	$13.4	$6.7
Interest on lease liabilities		13.2	—	—
Interest on short-term borrowings and other		0.8	1.9	1.8
Interest accretion on provisions	15	8.4	7.9	1.6

		$36.3	$23.2	$10.1

Foreign exchange
Derivatives used to manage currency risks	4(h)	$(0.3)	$0.8	$5.1
Foreign exchange (gain) loss		(2.3)	7.3	(5.6)

		$(2.6)	$8.1	$(0.5)

7. Income taxes

(a)
Expense composition and rate reconciliation

Years ended December 31 (millions)	2019	2018	2017
Current income tax expense
For current reporting period	$25.9	$19.8	$17.3
Adjustments recognized in the current period for income tax of prior periods	2.1	1.3	(0.8)

	28.0	21.1	16.5

Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	3.1	(0.1)	(0.8)
Adjustments recognized in the current period for income tax of prior periods	(5.1)	0.9	0.1
Revaluation of deferred income tax liability	—	—	(0.1)

	(2.0)	0.8	(0.8)

	$26.0	$21.9	$15.7

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        Our income tax expense and effective income tax rate differs from that calculated by applying the applicable statutory rates for the following reasons:

Years ended December 31 (millions)	2019		2018		2017
Income taxes computed at applicable statutory rates	$26.8	28.2%	$20.3	29.4%	$16.6	28.0%
Withholding and other taxes	6.8	7.1	5.1	7.3	3.6	6.1
Losses not recognized	2.0	2.1	0.7	1.1	—	—
Foreign accrual property income	9.1	9.5	7.9	11.5	6.3	10.6
Foreign tax differential	(16.3)	(17.2)	(15.3)	(22.2)	(12.3)	(20.8)
Adjustments recognized in the current period for income tax of prior periods	(3.0)	(3.1)	2.2	3.2	(0.7)	(1.2)
Revaluation of deferred income tax liabilities	—	—	—	—	(0.1)	(0.2)
Other non-deductible items	0.6	0.7	1.0	1.5	2.3	4.0

Income tax expense per consolidated statements of income and other comprehensive income	$26.0	27.3%	$21.9	31.8%	$15.7	26.5%

(b)
Temporary differences

        We must make significant estimates in respect of the composition of our deferred income taxes. Our operations are complex and the related income tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some income tax matters in question.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        Temporary differences comprising the net deferred income tax asset and the amounts of deferred income taxes recognized in the consolidated statement of income and other comprehensive income and the consolidated statement of changes in owners' equity are estimated as follows:

(millions)	Note	Property, plant and equipment and intangible assets subject to amortization	Net pension and share- based compensation amounts	Debt and equity issue costs	Provisions and other	Non-capital loss carried forward	Leases	Net deferred income tax asset (liability)
As at January 1, 2018		$(3.1)	$0.9	$0.6	$1.8	$—	$—	$0.2
Additions from acquisition Note 13(b)		(38.5)	—	—	39.0	—	—	0.5
Deferred income tax (expense) recovery recognized in						—	—
Net income		(0.9)	1.1	(0.3)	(0.7)	—	—	(0.8)
Other comprehensive income		—	—	—	0.2	—	—	0.2
Other		—	—	—	(0.4)	—	—	(0.4)

As at December 31, 2018		$(42.5)	$2.0	$0.3	$39.9	$—	$—	$(0.3)

As at January 1, 2019		$(42.5)	$2.0	$0.3	$39.9	—	—	$(0.3)
IFRS 16, Leases transitional amount	2(a)	—	—	—	—	—	1.3	1.3

As Adjusted		(42.5)	2.0	0.3	39.9	—	1.3	1.0
Deferred income tax (expense) recovery recognized in Net income		1.0	0.6	(0.4)	(1.9)	2.7	—	2.0

As at December 31, 2019		$(41.5)	$2.6	$(0.1)	$38.0	$2.7	$1.3	$3.0

Presented on the consolidated statement of financial position as:
Deferred income tax asset								$2.6
Deferred income tax liability								$(2.9)

As at December 31, 2018								$(0.3)

Deferred income tax asset								$4.7
Deferred income tax liability								(1.7)

As at December 31, 2019								$3.0

        Temporary differences arise from the carrying value of the investments in subsidiaries exceeding their tax base, for which no deferred income tax liabilities have been recognized because the parent is able to control the timing of the reversal of the difference and it is probable that it will not reverse in the foreseeable future. In our specific instance, this is relevant to our investments in our non-Canadian subsidiaries. We are not required to recognize such deferred income tax liabilities, as we are in a position to control the timing and manner of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(c)
Other

        For the year ended December 31, 2019, December 31, 2018 and December 31, 2017, the Company incurred tax losses of $10.4 million, $5.3 million, and nil, respectively, for which no deferred tax asset is recognized. Of the $10.4 million of tax losses recognized in 2019, $8.0 million can be carried forward indefinitely and $2.4 million expires in 2024.

8. Other comprehensive income

	Items that may subsequently be reclassified to income		Item never reclassified to income
(millions)	Change in unrealized fair value of derivatives	Cumulative foreign currency translation adjustment	Employee defined benefit plan re- measurements	Accumulated other comprehensive income	Other comprehensive income
Accumulated balance as at January 1, 2017	$—	$21.1	$—	$21.1
Other comprehensive income (loss)
Amount arising	(0.1)	10.3	—	10.2	10.2
Income taxes	—	—	—	—	—
Net	(0.1)	10.3	—	10.2	10.2

Accumulated balance as at December 31, 2017	$(0.1)	$31.4	$—	$31.3
Other comprehensive income (loss)
Amount arising	(0.9)	(9.9)	0.5	(10.3)	(10.3)
Income taxes	0.2	—	—	0.2	0.2
Net	(0.7)	(9.9)	0.5	(10.1)	(10.1)

Accumulated balance as at December 31, 2018	$(0.8)	$21.5	$0.5	$21.2

Opening balance adjustment for IFRS 16	—	0.1	—	0.1
As adjusted	(0.8)	21.6	0.5	21.3

Other comprehensive income (loss)
Amount arising	0.1	(3.3)	(2.7)	(5.9)	(5.9)

Net	0.1	(3.3)	(2.7)	(5.9)	(5.9)

Accumulated balance as at December 31, 2019	$(0.7)	$18.3	$(2.2)	$(15.4)

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

9. Share-based compensation

(a)
Restricted share units

General

        We use two classes of restricted share units as a form of retention and incentive compensation: one class is nominally equal in value to one TELUS International (Cda) Inc. Common Share, the second class is nominally equal in value to one TELUS Corporation Common Share. All of our restricted share units are cash-settled by ourselves and are accounted for as liabilities. The vesting method of restricted share units, which is determined on or before the date of grant, is cliff vesting. For the years ended December 31, 2019, December 31, 2018 and December 31, 2017, the income tax benefit arising from restricted share unit share-based compensation was $2.9 million, $1.3 million and $0.9 million, respectively.

TELUS International (Cda) Inc. phantom restricted share units

        Each phantom restricted share unit is nominally equal in value to one TELUS International (Cda) Inc. Common Share. The restricted share units generally become payable when vesting is completed and typically vests over a period of 30 months (the requisite service period). As the TELUS International (Cda) Inc. Common Shares are not currently a dividend-paying share, the grant-date fair value of restricted share units equals the fair market value of the corresponding TELUS International (Cda) Inc. Common Shares at the grant date.

        The following table presents a summary of the activity related to TELUS International (Cda) Inc. phantom restricted share units.

	US$ denominated			Canadian $ denominated
	Number of restricted share units			Number of restricted share units
			Grant-date fair value			Grant-date fair value
	Non-vested	Vested		Non-vested	Vested
Outstanding, January 1, 2017	—	—	$—	—	32,299	$21.36
Granted	95,936	—	$24.81	—	—	$—
Forfeited	(2,559)	—	$24.10	—	—	$—
Exercised	(208)	—	$24.10	—	—	$—

Outstanding, December 31, 2017	93,169	—	$24.83	—	32,299	$21.36
Granted	79,186	—	$28.37	—	—	$—
Forfeited	(8,806)	—	$25.86	—	—	$—
Exercised	—	—	$—	—	—	$—

Outstanding, December 31, 2018	163,549	—	$26.45	—	32,299	$21.36
Granted	103,429	—	$27.82	—	—	$—
Forfeited	(16,105)	—	$26.59	—	—	$—
Exercised	(81,280)	—	$24.85	—	(32,299)	$21.36

Outstanding, December 31, 2019	169,593	—	$28.05	—	—	$—

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

TELUS International (Cda) Inc. phantom performance share units

        Each phantom performance share unit is nominally equal in value to one TELUS International (Cda) Inc. Common Share. The performance share units generally become payable when vesting is completed and typically vest over a period of 30 months (the requisite service period). These units generally have a variable payout (0%-100%) depending upon our financial performance and quality-of-service performance conditions. As the TELUS International (Cda) Inc. Common Shares are not currently a dividend-paying share, the grant-date fair value of performance share units equals the fair market value of the corresponding TELUS International (Cda) Inc. Common Shares at the grant date.

        The following table presents a summary of the activity related to TELUS International (Cda) Inc. phantom performance share units.

	2019			2018			2017
	Number of restricted share units			Number of restricted share units			Number of restricted share units
			Grant-date fair value			Grant-date fair value			Grant-date fair value
Years ended December 31	Non-vested	Vested		Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	382,299	—	$25.24	271,975	—	$24.35	163,785	—	$21.90
Granted	94,763	—	$38.09	110,324	—	$27.63	115,039	—	$27.70
Forfeited	(2,500)	—	$27.81	—	—	$—	(6,849)	—	$27.70
Exercised	(177,103)	—	$21.90	—	—	$—		—	$—

Outstanding, end of period	297,459	—	$31.30	382,299	—	$25.24	271,295	—	$24.35

Phantom TELUS Corporation restricted share units

        Each restricted share unit is nominally equal in value to one TELUS Corporation Common Share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding TELUS Corporation Common Share. The notional dividends are recorded as additional issuances of restricted share units during the life of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date. The restricted share units generally become payable when vesting is completed and typically vest over a period of 30 months (the requisite service period). These restricted share units generally have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions. The grant-date fair value of our restricted share units affected by the financial performance and non-market quality-of-service performance conditions equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date.

        On February 13, 2020, TELUS Corporation announced a subdivision of their Common Shares on a two-for-one basis to be effective March 17, 2020. Unless otherwise indicated, all references to TELUS Corporation restricted share units, to the number of shares authorized, to the number of shares outstanding, to the number of shares reserved and to the per share amounts and share-based compensation information in the consolidated financial statements, have been retrospectively restated to reflect the impact of the subdivision.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        The following table presents a summary of the activity related to TELUS Corporation restricted share units.

	2019			2018			2017
	Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units
			Weighted average grant-date fair value			Weighted average grant-date fair value			Weighted average grant-date fair value
Years ended December 31 Canadian $ denominated	Non-vested	Vested		Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	263,128	—	$16.45	283,106	—	$21.84	334,036	—	$21.03
Granted	103,556	—	$21.38	83,040	—	$22.63	90,778	—	27.51
Exercised	(113,062)	—	$21.25	—	(98,048)	$19.84	—	(127,854)	24.95
Forfeited	—	—	—	(4,970)	—	$20.49	(13,854)	—	20.73

Outstanding, end of period	253,622	—	$23.78	263,128	—	$16.45	283,106	—	$21.84

(1)
Amounts reflect retrospective application of March 17, 2020 TELUS Corporation two-for-one share split.

(b)   Share option awards

        We use equity share option awards (equity-settled) and phantom share option awards (cash-settled) as a form of retention and incentive compensation. Employees may receive equity share option awards to purchase TELUS International (Cda) Inc. Common Shares at a price equal to, or a multiple of, the fair market value at the time of grant. Share option awards may be exercised over specific periods not to exceed ten years from the time of grant, however the awards generally may not be exercised and settled prior to the completion of an initial public offering, or other liquidity event, by TELUS International (Cda) Inc. We apply the fair value method of accounting for share-based compensation awards.

        Equity share option awards generally have a three year vesting period (the requisite service period); equity share option awards granted in fiscal 2017 had a four-year vesting period and equity share options granted in fiscal 2018 and 2019 have a three-year vesting period. The vesting method of equity share option awards, which is determined on or before the date of grant, is cliff-vesting. Some equity share option awards have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions.

        Phantom share option awards are accounted for as liability instruments and the associated liability is 50% cash-settled and 50% share-settled. Phantom share option awards generally vest 30 months following award and reflect notional exercise prices equal to the fair market value at the date of grant, but are not exercisable until an initial public offering or liquidity event occurs except for cash-settled phantom options which are exercisable 50% on vesting and 50% twelve months thereafter. Phantom share options reflect notional exercise prices equal to, or a multiple of, the fair market value at the date of grant and have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions.

        The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on management's best estimate of certain non-vesting conditions being

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

achieved. Similarly, expected volatility considers the historical volatility in the observable prices of our peers' shares. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

        The following table presents a summary of the activity related to our share option awards.

	US $ denominated			Canadian $ denominated
	Number of restricted share units			Number of restricted share units
			Weighted average exercise price(1)			Weighted average exercise price(2)
	Non-vested	Vested		Non-vested	Vested
Outstanding, January 1, 2017	573,354	—	$30.86	—	53,822	$21.36
Granted	174,100	—	$27.70	—	—	$—

Outstanding, December 31, 2017	747,454	—	$30.12	—	53,822	$21.36
Granted	—	—	$—	—	—	$—

Outstanding, January 1, 2018	747,454	—	$30.12	—	53,822	$21.36
Granted	111,281	—	$27.81	—	—	$—

Outstanding, December 31, 2018	858,735	—	$29.83	—	53,822	$21.36
Granted	136,078	—	$38.09	—	—	$—

Outstanding, December 31, 2019	994,813	—	$31.11	—	53,822	$21.36

(1)
For options outstanding at the end of the period, the exercise prices ranged from $15.94 to $40.26. The weighted-average remaining expected life was 7.7 years.

(2)
For options outstanding at the end of the period, the exercise price is $21.36. The weighted-average remaining expected life was 6.5 years.

10. Employee future benefits

Defined contribution pension plans

        We have a number of registered retirement and defined contribution plans providing pension and other retirement and post-employment benefits to our employees in the form of certain statutory and other schemes. Employees in most of our foreign subsidiaries are covered by government mandated defined contribution plans. Employees become eligible to participate in these plans on the first day of the month after their employment date. The Company may make discretionary contributions under the plans.

        We offer two defined contribution pension plans, which are contributory, and these are the pension plans that we sponsor and are available to our employees. Employees, annually, can generally choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. Generally, we match 100% of the contributions of employees up to 5% of their pensionable earnings and 80% of employee contributions greater than that. Membership in a defined contribution pension plan is generally voluntary until an employee's third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan. Our total defined contribution pension plan costs recognized in comprehensive income for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 were $0.3 million, $0.3 million and $0.2 million, respectively.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Defined benefit pension plans

        We also have a small number of Canadian-sited employees who participate in defined benefit plans, and such plans share risks between TELUS Corporation and its subsidiaries (see Note 19(a)). Disclosure about these defined benefit plans, as a whole, is made in the publicly-available TELUS Corporation consolidated financial statements.

        In addition to the aforementioned plans, we have non-registered, non-contributory supplementary retirement benefit plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. Our total retirement benefit plan pension plan costs recognized in comprehensive income for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 were $1.9 million, $0.8 million; and $0.8 million, respectively. As at December 31, 2019, December 31, 2018 and December 31, 2017, we had recorded an obligation of $8.8 million, $3.7 million and $3.3 million, respectively, in respect of these plans in Provisions in the consolidated statement of financial position.

11. Restructuring and other costs

(a)   Details of restructuring and other costs

        With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisitions in other costs.

        Restructuring and other costs are presented in the consolidated statements of income and other comprehensive income as set out in the following table:

	Restructuring (b)			Other (c)			Total
Years ended December 31 (millions)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Goods and services purchased	$3.0	$0.1	$1.4	$2.8	$0.5	$6.3	$5.8	$0.6	$7.7
Employee benefits expense	0.3	3.1	1.2	—	—	—	0.3	3.1	1.2

	$3.3	$3.2	$2.6	$2.8	$0.5	$6.3	$6.1	$3.7	$8.9

(b)   Restructuring costs

        Employee related restructuring costs include amounts in respect of restructuring activities. In 2019, restructuring activities included ongoing and incremental efficiency initiatives, including rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)   Other

        Non-recurring atypical business integration expenditures and acquisition transaction costs that would have been considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

12. Property, plant and equipment

		Owners Assets
							Right-of use lease assets (Note 2a)
		Computer hardware and network assets
			Buildings and leasehold improvements	Furniture and equipment	Assets under construction
(millions)	Note					Total	Buildings	Total
At cost
As at January 1, 2018		$31.5	$60.4	$95.7	$13.9	$201.5	$—	$201.5
Additions		1.9	3.8	8.9	27.7	42.3	—	42.3
Additions from Acquisition	13(c)	—	1.7	0.8	—	2.5	—	2.5
Dispositions retirements and other		—	(1.1)	(5.5)	(0.3)	(6.9)	—	(6.9)
Assets under construction put into service		3.9	5.4	9.0	(18.3)	—	—	—
Foreign currency translation adjustments		(0.1)	(1.2)	(2.0)	—	(3.3)	—	(3.3)

As at December 31, 2018		37.2	69.0	106.9	23.0	236.1	—	236.1
IFRS 16, Leases transitional amount		—	—	—	—	—	138.4	138.4

As at January 1, 2019, as adjusted		37.2	69.0	106.9	23.0	236.1	138.4	374.5
Additions		0.9	1.8	8.2	47.1	58.0	68.2	126.2
Dispositions retirements and other		(15.8)	(12.7)	17.8	(4.6)	(15.3)	(2.3)	(17.6)
Assets under construction put into service		10.4	19.9	23.1	(53.4)	—	—	—
Foreign currency translation adjustments		(0.4)	(0.2)	(0.8)	(0.9)	(2.3)	(1.8)	(4.1)

As at December 31, 2019		$32.3	$77.8	$155.2	$11.2	$276.5	$202.5	$479.0

Accumulated depreciation
As at January 1, 2018		$16.0	$26.6	$55.4	$—	$98.0	$—	$98.0
Depreciation		2.9	7.0	21.4	—	31.3	—	31.3
Dispositions retirements and other		—	(1.1)	(5.1)	—	(6.2)	—	(6.2)
Foreign currency translation adjustments		—	(1.1)	(1.1)	—	(2.2)	—	(2.2)

As at December 31, 2018		18.9	31.4	70.6	—	120.9	—	120.9

Depreciation		6.2	10.0	22.0	—	38.2	34.9	73.1
Dispositions retirements and other		(9.2)	(13.5)	7.1	—	(15.6)	(0.3)	(15.9)
Foreign currency translation adjustments		0.3	(0.1)	(0.2)	—	—	(0.1)	(0.1)

As at December 31, 2019		$16.2	$27.8	$99.5	$—	$143.5	$34.5	$178.0

Net Book Value
As at December 31, 2018		$18.3	$37.6	$36.3	$23.0	$115.2	$—	$115.2

As at December 31, 2019		$16.1	$50.0	$55.7	$11.2	$133.0	$168.0	$301.0

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

13. Intangible assets and goodwill

(a)   Intangible assets and goodwill, net

		Intangible assets subject to amortization
(millions)	Note	Customer contracts and related customer relationships	Software	Assets under construction	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2018		$32.6	$25.1	$0.3	$58.0	$228.8	$286.8
Additions		—	1.3	6.9	8.2	—	8.2
Additions from acquisition	13(c)	80.2	0.8	0.3	81.3	195.7	277.0
Dispositions, retirements, and other		(2.9)	(0.6)	—	(3.5)	—	(3.5)
Assets under construction put into service		—	1.0	(1.0)	—	—	—
Foreign currency translation adjustments		(1.3)	(0.3)	—	(1.6)	(3.3)	(4.9)

As at December 31, 2018		108.6	27.3	6.5	142.4	421.2	563.6
Additions		—	0.6	4.2	4.8	—	4.8
Dispositions, retirements and other		(0.1)	(1.5)	—	(1.6)	—	(1.6)
Assets under construction put into service		—	7.0	(7.0)	—	—	—
Foreign currency translation adjustments		(0.5)	(0.2)	—	(0.7)	(2.8)	(3.5)

As at December 31, 2019		$108.0	$33.2	$3.7	$144.9	$418.4	$563.3

Accumulated amortization
As at January 1, 2018		$5.1	$17.9	$—	$23.0	$—	$23.0
Amortization		14.7	3.5	—	18.2	—	18.2
Dispositions, retirements, and other		(2.9)	(0.5)	—	(3.4)	—	(3.4)
Foreign currency translation adjustments		(0.1)	(0.1)	—	(0.2)	—	(0.2)

As at December 31, 2018		16.8	20.8	—	37.6	—	37.6
Amortization		14.9	4.2	—	19.1	—	19.1
Dispositions, retirements, and other		—	(1.3)	—	(1.3)	—	(1.3)
Foreign currency translation adjustments		(0.2)	—	—	(0.2)	—	(0.2)

As at December 31, 2019		$31.5	$23.7	$—	$55.2	$—	$55.2

Net book value
As at December 31, 2018		$91.8	$6.5	$6.5	$104.8	$421.2	$526.0

As at December 31, 2019		$76.5	$9.5	$3.7	$89.7	$418.4	$508.1

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(b)   Impairment testing of goodwill

General

        As referred to in Note 1(g), the carrying value of goodwill is periodically tested for impairment and, as referred to in Note 1(c), this test represents a significant estimate for us as well as requiring significant judgments to be made.

        The recoverable amount of the business has been determined based on a value-in-use calculation. There is a material degree of uncertainty with respect to the estimate of the recoverable amount, given the necessity of making key economic assumptions about the future.

        We validate our recoverable amount calculation results through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. That is, we estimate the recoverable amount using multiples of operating performance of comparable entities and precedent transactions in that industry.

Annual impairment testing

        For purposes of testing goodwill for impairment (as noted in Note 1(c)) each geographic area in which we operate is insufficiently distinct, making it impractical to objectively distinguish the cash flows of each region and as such, is not considered to be an individual cash generating unit.

        We did not recognize an impairment charge related to our goodwill in the years ended December 31, 2019, December 31, 2018 and December 31, 2017.

Key assumptions

        The value-in-use calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections); associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future capital expenditures; and the future weighted average cost of capital. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management's best estimates of market amounts. In the normal course, we make changes to key assumptions so that they reflect current (at time of test) economic conditions and updates of historical information used to develop the key assumptions.

        The key assumptions for cash flow projections are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2019 annual impairment test purposes, at a consolidated post-tax notional rate of 10.6% (2018 - 10.2%; 2017 - 11.0%). For impairment testing valuations, cash flows subsequent to the three-year projection period are extrapolated, for December 2019 annual impairment test purposes, using perpetual growth rates of 2.5% (2018 - 2.5%; 2017 - 2.5%); these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.

        We believe that any reasonably possible change in the key assumptions on which the calculation of the recoverable amounts of our cash-generating unit is based would not cause the cash-generating unit's carrying value to exceed its recoverable amount. If the future were to adversely differ from management's best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our goodwill.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(c)   Business acquisitions

        On February 6, 2018, we acquired 65% of Xavient Information Systems, a group of two information technology consulting and software services companies: Xavient Information Systems, Inc ("XIS"), with facilities in the United States and Xavient Software Solutions, Pvt Ltd ("XSS"), with facilities in India. The investment was made with a view to enhancing our ability to provide complex and higher value digital information technology and software services, improve our related sales and solutioning capabilities and acquire multi-site redundancy in support of other facilities.

        In respect of the 65% acquired business, we concurrently provided a written put option to the remaining selling shareholders. The acquisition-date fair value of the puttable shares held by the non-controlling shareholders was recorded as a provision. Also concurrent with our acquisition of the initial 65% interest, the non-controlling shareholders provided us with a purchased call option, which substantially mirrors the written put option. The option to acquire the remaining 35% of the economic interest was exercised on April 30, 2020 for $75.0 million, of which $25.0 million is payable on December 31, 2020.

        We had established a provision for contingent consideration to be paid out in 2018 based on the performance of the acquired business. In respect to this provision, $10.0 million was paid out during the year ending December 31, 2018 (see Note 15).

        The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). A portion of the amount assigned to goodwill is expected to be deductible for income tax purposes.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Acquisition-date fair values

        The acquisition-date fair values assigned to the assets acquired and liabilities assumed are as set out in the following table:

As at acquisition-date fair values (millions)	XSS	XIS	Combined
Assets
Current assets
Cash and temporary investments, net	$1.7	$5.3	$7.0
Accounts receivable(1)	0.1	26.3	26.4
Due from affiliated companies	15.8	—	15.8
Prepaid expenses	0.4	1.0	1.4

	18.0	32.6	50.6

Non-current assets
Property, plant and equipment
Buildings and leasehold improvements	1.5	0.2	1.7
Furniture and equipment	0.7	0.1	0.8
Intangible assets subject to amortization
Customer contracts and related customer relationships(2)	—	80.2	80.2
Software	0.8	—	0.8
Assets under construction	0.3	—	0.3
Deferred income taxes	0.5	—	0.5
Other long term assets	3.2	0.1	3.3

	7.0	80.6	87.6

Total identifiable assets acquired	25.0	113.2	138.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3.3	15.4	18.7
Short-term borrowings	—	4.6	4.6
Due to affiliated companies	—	15.8	15.8
Income and other taxes payable	3.4	—	3.4

	6.7	35.8	42.5

Non-current liabilities
Provisions	2.0	—	2.0

	2.0	—	2.0

Total liabilities assumed	8.7	35.8	44.5

Net identifiable assets acquired	16.3	77.4	93.7
Goodwill	4.9	190.8	195.7

Net assets acquired	$21.2	$268.2	$289.4

Acquisition effected by way of:
Cash consideration	$21.2	$80.2	$101.4
Holdback paid into escrow	—	11.0	11.0
Equity consideration	—	15.0	15.0
Provision	—	162.0	162.0

	$21.2	$268.2	$289.4

(1)
The fair value of accounts receivables is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition date of the contractual cash flows expected to be collected.

(2)
Customer contracts and related customer relationships are expected to be amortized over a period of 10 years.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Pro forma disclosures

        The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2018 year.

Year ended December 31, 2018 (millions)	As reported(1)	Pro forma(2)
Operating Revenues	$847.2	$857.0
Net income	$47.1	$49.1

(1)
Operating revenues and net income for the year ended December 31, 2018 include $128.2 and $15.2 respectively, in respect of Xavient. In addition, in 2018, we recognized an incremental $7.3 million of amortization expense in connection with the intangible assets recognized as part of the purchase price equation and incurred an incremental $2.5 million of interest expense as a result of the incremental borrowings on our credit facility to finance the acquisition.

(2)
Pro forma amounts for the year ended December 31, 2018, reflect the acquired business. The results of the acquired business have been included in our Consolidated Statements of Income and Other Comprehensive Income effective the dates of acquisition.

        The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented.

(d) Business acquisitions—subsequent to reporting period

Competence Call Center

        On January 31, 2020, we acquired 100% of Competence Call Center, a provider of higher-value-added business services with a focus on customer relationship management and content moderation. The investment was made with a view to growing and enhancing our service offerings and strategic relationships and building a strong presence in the EMEA region.

        The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Preliminary acquisition-date fair values

As at acquisition-date fair values (millions US$)
Assets
Current assets
Cash	$67.9
Accounts receivable(1)	48.7
Other	1.4

118.0

Non-current assets
Property, plant and equipment
Owned assets	15.9
Right-of-use lease assets	30.2
Intangible assets subject to amortization(2)	569.9
Other	1.7
617.7

Total identifiable assets acquired	735.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$32.0
Income and other taxes payable	49.4
Current maturities of long-term debt	8.1

89.5

Non-current liabilities
Long-term debt	161.0
Deferred income taxes	164.6

325.6
Total liabilities assumed	415.1

Net identifiable assets acquired	320.6
Goodwill	552.4

Net assets acquired	$873.0

Acquisition effected by way of:
Cash consideration	$873.0

(1)
The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(2)
Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over periods of 10 years; standard operating procedures are expected to be amortized over periods of 5 years; brands are expected to be amortized over periods of 3 years, and software is expected to be amortized over periods of 3 to 5 years.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Managed IT Services

        On April 1, 2020, TELUS International acquired the assets and contracts of the MITS business from our parent, TELUS Corporation, for equity consideration of 785,660 Class C Common Shares, with a fair value of $48.8 million (see Note 17(a)). MITS is a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting. TELUS International acquired the MITS assets with a view to enhancing its Digital Contact Center Outsourcing portfolio, which continues to be a growing segment in the marketplace.

14. Leases

        See Note 2(a) for details of significant changes to IFRS-IASB which have been applied effective January 1, 2019.

        We have the right-of-use buildings under leases. We use these real estate leases for office purposes.

        Judgments about lease terms are determinative of the measurement of right-of-use lease assets and their associated lease liabilities. Our judgment of lease terms for leased real estate includes periods covered by options to extend the lease terms, as we are reasonably certain to extend such leases.

        Maturity analyses of lease liabilities are set out in Note 4(c) and Note 16(d); the period interest expense in respect thereof is set out in Note 6. The additions to, the depreciation charges for, and the carrying amount of, right-of-use lease assets are set out in Note 12. The payments are set out in Note 20(d).

        We do not currently have any low-value or short-term leases, however, should they arise we would not elect the practical expedient excluding these leases from lease accounting.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

15. Provisions

(millions)	Note	Employee related	Written put options	Other	Total
As at January 1, 2018		$5.1	$64.9	—	$70.0
Additions		0.2	145.5	16.5	162.2
Use		—	—	(10.0)	(10.0)
Reversal		—	(12.6)	—	(12.6)
Additions from acquisition	13(c)	2.0	—	—	2.0
Interest effect		—	7.9	—	7.9
Foreign currency translation adjustments		—	(3.0)	—	(3.0)

As at December 31, 2018		7.3	202.7	6.5	216.5

Current		—	—	6.5	6.5
Non-current		7.3	202.7	—	210.0

As at December 31, 2018		$7.3	$202.7	$6.5	$216.5

Additions		$6.7	$0.1	$10.2	$17.0
Use		(0.6)	(50.1)	(5.2)	(55.9)
Reversal		—	(12.2)	(1.3)	(13.5)
Interest effect		—	8.3	0.1	8.4
Foreign currency translation adjustments		0.1	(1.8)	—	(1.7)

As at December 31, 2019		$13.5	$147.0	$10.3	$170.8

Current		—	—	$10.3	$10.3
Non-current		$13.5	$147.0	—	$160.5

As at December 31, 2019		$13.5	$147.0	$10.3	$170.8

Employee related

        The employee related provisions are largely in respect of statutory obligations due to staff departures and retirements. The timing of the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate period.

Written put options

        In connection with two business acquisitions we established a provision for written put options in respect of non-controlling interests.

        During the year ended December 31, 2018, there was a $12.6 million reversal of the established provision to acquire the remaining non-controlling in VoxPro interest as a result of revaluation of the liability as a result of change in the estimates underlying the provision, which was recognized in Other Operating Income. In December 2019, $50.8 million cash was paid to acquire the remaining non-controlling interest in Voxpro Limited, resulting in $2.2 million gain being recognized in Other operating income.

        During the year ended December 31, 2019 there was a $10.0 million reversal of the established provision to acquire the remaining non-controlling interest in Xavient as a result of revaluation of the liability as a result of change in the estimates underlying the provision, which was recorded in Other operating income.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        On April 30, 2020, we exercised our option to acquire the remaining non-controlling interest in Xavient Digital LLC for cash consideration of $75.0 million, of which $25.0 million is payable on December 31, 2020. This will result in a reversal of the established provision for put liability, which will trigger a gain on settlement of $50.5 million.

Other

        Upon acquisition of Xavient Digital LLC, we had established a provision for contingent consideration, of which $5.2 million was paid out during the year ended December 31, 2019, triggering a $1.3 million reversal of the established provision, which is recorded in other operating income in the consolidated statements of income and other comprehensive income.

        During the year ended December 31, 2019, we received $10.0 million cash from an escrow account created in connection with the Xavient Digital LLC acquisition to be held in trust and disbursed to fund expenses incurred in connection with a claim made inter alia against Xavient Digital LLC Note 18(b). As there was material uncertainty surrounding the conclusion of this claim, a provision was established for the $10.0 million received in trust. During the six months ended June 30, 2020, the claim was settled and the excess amount in escrow was refunded to the Sellers.

16. Long-term debt

(a)   Details of long-term debt

As at December 31 (millions)	Note	2019	2018
Credit facility	(b)	$335.5	$312.5
Deferred debt transaction costs		(3.7)	(4.9)

		331.8	307.6

Lease liabilities	(c)	188.7	0.4

Long-term debt		$520.5	$308.0

Current		$42.8	$6.0
Non-current		477.7	302.0

Long-term debt		$520.5	$308.0

(b)   Credit facility

	2019			2018
As at December 31 (millions)	Revolving component	Term loan component(1)	Total	Revolving component	Term loan component	Total
Available	$121.0	N/A	$121.0	$150.0	N/A	$150.0
Outstanding	229.0	106.5	335.5	200.0	112.5	312.5

	$350.0	$106.5	$456.5	$350.0	$112.5	$462.5

(1)
We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on the debt to a fixed rate of 2.64% plus applicable margins.

        As at December 31, 2019 and December 31, 2018, we had a bank facility in the amount of $456.5 million and $462.5 million, respectively, secured by our assets, expiring on December 20, 2022,

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

with a syndicate of financial institutions. The credit facility is non-recourse to TELUS Corporation. As at December 31, 2019, $335.5 million was outstanding with a weighted average interest rate of 3.25% (2018—4.22%).

        The credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (as such terms are used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two quarter-end financial ratio tests: the net debt to EBITDA(4)*—excluding restructuring and other costs, must not exceed 3.25:1.00, and our EBITDA to debt service charges (interest and scheduled principal repayment) ratio which must not be less than 1.50:1.00, each as defined under the credit facility. If an acquisition with an aggregate cash consideration in excess of $60 million occurs in any twelve-month period, the maximum permitted net debt to EBITDA ratio may be increased to 4.00:1.00 and shall return to 3.25:1.00 after six fiscal quarters.

        As at December 31, 2019 and 2018, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our long-term debt agreements.

        The term loan is subject to an amortization schedule which requires that 1.25% of the principal advanced be repaid each quarter throughout the term of the agreement, with the balance due at maturity. As at December 31, 2019 and December 31, 2018, we had liquidity of $121.0 million and $150.0 million, respectively, available under the revolving component of our credit facility, and $2.2 million and $0.8 million, respectively, available under local credit facilities in our subsidiaries.

(c)   Lease liabilities

        See Note 2(a) for details of significant changes to IFRS-IASB which have been applied effective January 1, 2019.

        Leases are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 7.07% as at December 31, 2019.

(4)*
EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore may not be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(d)   Long-term debt maturities

        Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2019, are as follows:

Composite long-term debt Years ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total
2020	$6.0	$36.9	$42.9
2021	6.0	35.3	41.3
2022	323.5	28.1	351.6
2023	—	27.1	27.1
2024	—	16.5	16.5
2025-2029	—	32.2	32.2
Thereafter	—	12.6	12.6

Future cash outflows in respect of composite long-term debt principal repayments	335.5	188.7	524.2
Future cash outflows in respect of associated interest and like carrying costs(1)	26.7	46.7	73.4

Undiscounted contractual maturities (Note 4(c))	$362.2	$235.4	$597.6

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2019.

(e)   Subsequent events

        In connection with the acquisition of Competence Call Center subsequent to December 31, 2019, as discussed further in Note 13(d), incremental amounts of $714.0 million were drawn on the facility. Concurrently, the bank credit facility was amended, with an expiry date of January 28, 2025, the revolving and amortizing term loan components were each increased to $600.0 million and TELUS Corporation (as 12.5% lender) joined the lending syndicate. The quarter-end net debt to operating cash flow financial ratio test was amended such that the ratio must not exceed: 4.75:1.00 during fiscal 2020; 4.25:1.00 during fiscal 2021; and 3.50:1.00 subsequently. The quarter-end operating cash flow to debt service financial ratio test was unchanged, as was the term loan component remaining subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

        In the second quarter of 2020, we also entered into cross currency interest rate swaps used to hedge the currency risk arising on translation of the net investment in Competence Call Center, which is a European euro subsidiary.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

17. Share capital

(a)   Authorized share capital

        Our authorized and issued share capital is as follows:

	Authorized				Issued
As at December 31	2019	2018	2017	2019	2018	2017
Preferred Shares
Convertible Redeemable Preferred A Shares	unlimited	unlimited	unlimited	—	—	—
Convertible Redeemable Preferred B Shares	unlimited	unlimited	unlimited	—	—	—
Common Shares
Class A	unlimited	unlimited	unlimited	26,836,110	26,836,110	25,907,000
Class B	unlimited	unlimited	unlimited	14,500,290	14,500,290	14,000,000
Class C	unlimited	unlimited	unlimited	93,000	93,000	93,000
Class D	unlimited	unlimited	unlimited	722,021	722,021	—

        The Convertible Redeemable Preferred A Shares are redeemable at Cdn$10,000 per share and are convertible by us into Class A Common Shares having the same fair value at the time of conversion. The Convertible Redeemable Preferred B Shares are redeemable at Cdn$1,000 per share and are convertible by us into Class A Common Shares having the same fair value at the time of conversion.

        Class A Common Shares are entitled to 1.0001 vote per Class A Common Share; Class B Common Shares are entitled to one vote per Class B Common Share; Class C common shares are entitled to 1.0002 vote per Class C Common Share; and Class D Common Shares are non-voting. The Class A Common Shares are convertible, at any time, at the option of the holder and without payment of additional consideration, into Class C Common Shares on a one-for-one basis. Each class of Common Shares have an unlimited dividend entitlement without a corresponding dividend on another class of Common Shares.

        With respect to priority in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows:

  •
  Convertible Redeemable Preferred A Shares in priority to all classes of Common Shares and on par with the Convertible Redeemable Preferred B Shares;

  •
  Convertible Redeemable Preferred B Shares in priority to all classes of Common Shares and on par with the Convertible Redeemable Preferred A Shares;

  •
  Class A Common Shares, Class B Common Shares, Class C Common Shares, Class D Common Shares rank pari-passu

        As at December 31, 2019, December 31, 2018 and December 31, 2017, there were 373, 44,063 and 58,794, respectively, Class C shares, owned by TELUS Corporation, reserved for issuance for the share option plan (see Note 9(b)).

        As at December 31, 2019, TELUS International is holding 108,303 Class D shares issued to Xavient Information Systems Holdings LLC in escrow. These were returned to the sellers in connection with the settlement of the litigation in 2020.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        On February 6, 2018, as part of the close of the Xavient acquisition, 541,516 Class D Common Shares were issued with a fair value of $15.0 million (see Note 13(c)).

        Also on February 6, 2018, 929,110 Class A Common Shares, worth $25.7 million, were issued to TELUS Corporation, offsetting an existing intercompany advance, and 500,290 Class B Common Shares were issued to Baring Private Equity Asia for cash proceeds of $13.9 million. The proceeds from this issuance were used to finance the purchase of Xavient.

        On February 12, 2018, 180,505 Class D Common Shares were issued to a company controlled by a member of our Senior Leadership Team for cash proceeds totaling $5.0 million. These shares were subsequently repurchased by TELUS on November 29, 2019.

Subsequent Events

        On January 29, 2020, concurrent with the acquisition of Competence Call Center (Note 13(d)), we issued 3,260,580.2 Class A Common Shares and 50,000 Class C Common Shares to our controlling shareholder for $126.1 million and 1,782,620.1 Class B Common Shares to our non-controlling shareholder, Baring Private Equity, for $67.9 million. The proceeds from these share issuances were used to finance the acquisition of Competence Call Center (See Note 13(d)). In addition, we issued 1,449,004 Class E Common Shares to a third party for proceeds of $90.0 million.

        On April 1, 2020, we issued 785,660 Class C Common Shares for proceeds of $48.8 million to our controlling shareholder as consideration for a common control transaction (See Note 13(d)). We also issued 1,207,729 Class A Common Shares to our controlling shareholder for proceeds of $75.0 million to finance the buy-out of the non-controlling interest in Xavient Digital in April 2020. Concurrently, we provided Baring Private Equity Asia with an option to purchase up to 1,070,253 Class B Common Shares at an exercise price of $62.10 per share. Baring has elected to exercise this option to purchase 1,070,253 Class B Common Shares for aggregate consideration of $66.5 million prior to October 21, 2020.

(b)   Per share amounts

        Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share units.

        The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Years ended December 31	2019	2018	2017
Basic total weighted average number of Common Shares outstanding	42,151,421	41,931,848	40,000,000
Effect of dilutive securities
Share option awards	139,801	89,310	72,809

Diluted total weighted average number of Common Shares outstanding	42,291,222	42,021,158	40,072,809

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

18. Contingent liabilities

(a)   Indemnification obligations

        In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications.

        As at December 31, 2019 and December 31, 2018, we had no liability recorded in respect of indemnification obligations.

(b)   Claims and lawsuits

        A class action was filed in the United States District Court-Southern District of California against TransUnion and us. Rental Screening Solutions Inc. alleged that the plaintiff's privacy rights were violated due to the recording of certain cellular phone conversations without the plaintiff's knowledge or consent. A Court supported mediation was held on March 23, 2018, during which the parties agreed to settle the class action. The settlement received final Court approval on May 9, 2019 and the settlement payments were made in August 2019.

        On December 12, 2018, a claim was filed against Xavient Digital LLC and the prior owners of Xavient by a former customer of Xavient. Five of the nine claims against Xavient Digital LLC were successfully defeated during a hearing in June 2019 and October 2019. Subsequently, the defendants submitted several forms of written discovery to the Plaintiff. In addition, Defendants moved for summary judgment to defeat the remaining claims which will be with a trial date set for April 2020. Management believes that the ultimate resolution of this claim and legal proceeding is unlikely to have a material effect on our financial statements. The amount of any loss is not estimable, is protected by indemnity and funds released from escrow and in the custody of TELUS International. No additional provision for litigation has been recorded as of December 31, 2019, in connection with this claim. The claim was settled in 2020 for $3.0 million.

19. Related party transactions

(a)   Transactions with TELUS Corporation

General

        TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS International (Cda) Inc.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Recurring transactions

        TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing and information technology outsourcing services from us, and provide services (including people, network, finance, communications, and regulatory) to us.

        Certain number of our employees also participate in TELUS Corporation share-based compensation plans. TELUS Corporation charges these amounts to us at cost, net of hedging effects where applicable.

        We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2019			2018			2017
As at, or year ended December 31 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$267.7	$267.7	$—	$203.2	$203.2	$—	$182.2	$182.2
Goods and services purchased (from)	—	(4.9)	(4.9)	—	(5.4)	(5.4)	—	(4.2)	(4.2)

	—	262.8	262.8	—	197.8	197.8	—	178.0	178.0

Receipts from related parties	(0.2)	(251.3)	(251.5)	—	(199.3)	(199.3)	(26.2)	(182.6)	(208.8)
Payments to related parties	27.3	—	27.3	19.4	—	19.4	38.1	15.4	53.5
Payments made by related parties on our behalf	(26.1)	(9.5)	(35.6)	(15.0)	(12.1)	(27.1)	(25.3)	(20.7)	(46.0)
Issuance of Common A Shares	—	—	—	25.7	—	25.7	—	—	—
Foreign currency adjustments	0.1	—	0.1	0.7	(0.3)	0.4	(0.4)	0.1	(0.3)

Change in balance	1.1	2.0	3.1	30.8	(13.9)	16.9	(13.8)	(9.8)	(23.6)

Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	1.9	(0.8)	1.1	(28.9)	13.1	(15.8)	(15.1)	22.9	7.8

Balance, end of period	$3.0	$1.2	$4.2	$1.9	$(0.8)	$1.1	$(28.9)	$13.1	$(15.8)

Accounts with TELUS Corporation and subsidiaries
Due from	$3.0	$27.2	$30.2	$3.1	$8.3	$21.4	$—	$27.2	$27.2
Due to	—	(26.0)	(26.0)	(1.2)	(19.1)	(20.3)	(28.9)	(14.1)	(43.0)

	$3.0	$1.2	$4.2	$1.9	$(0.8)	$1.1	$(28.9)	$13.1	$(15.8)

        In the consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates are generally due 30 days from billing and are cash-settled on a gross basis.

Other transactions

        On February 6, 2018, 929,110 Class A Common Shares, with a fair value of $25.7 million, were issued to TELUS Corporation, in connection with the acquisition of Xavient.

        On January 29, 2020, concurrent with the acquisition of Competence Call Center (Note 13(d)), we issued 3,260,580.2 Class A Common Shares and 50,000 Class C Common Shares to our controlling shareholder for $126.1 million. The proceeds from these share issuances were used to finance the acquisition of Competence Call Center (See Note 13(d)).

        On April 1, 2020, we issued 785,660 Class C Common Shares for proceeds of $48.8 million to our controlling shareholder as consideration for the acquisition of MITS, a common control transaction (See Note 13(d)). We also issued 1,207,729 Class A Common Shares to our controlling shareholder for

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

proceeds of $75.0 million to finance the buy-out of the non-controlling interest in Xavient Digital in April 2020.

(b)   Transactions with Baring Private Equity Asia

General

        Baring Private Equity Asia exercises significant influence on TELUS International (Cda) Inc.

Recurring transactions

        As at, and during the year ended December 31, 2019 and December 31, 2018, there were no balances due to or due from, or recurring transactions with, Baring Private Equity Asia.

Other transactions

        On February 6, 2018, 500,290 Class B Common Shares were issued to Baring Private Equity Asia for cash proceeds totaling $13.9 million.

        On January 29, 2020, concurrent with the acquisition of Competence Call Center (Note 13(d)), we issued 1,782,620.1 Class B Common Shares to our non-controlling shareholder, Baring, for cash proceeds of $67.9 million. The proceeds from these share issuances were used to finance the acquisition (See Note 13(d)).

        On September 29, 2020 Baring has elected to exercise its option to purchase 1,070,253 Class B Common Shares for aggregate consideration of $66.5 million prior to October 21, 2020.

(c)   Senior Leadership Team

        Our Senior Leadership Team shares authority and responsibility for overseeing, planning, directing and controlling our activities. Total compensation expense for the Senior Leadership Team, and the composition thereof, is as follows:

Years ended December 31 (millions)	2019	2018	2017
Short-term benefits	$3.2	$3.0	$2.8
Post-employment pension(1) and other benefits	$0.6	$0.5	$0.4
Share-based compensation	$6.0	$3.8	$3.2

(1)
Some of our Senior Leadership Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.

        As disclosed in Note 9, we made initial awards of share-based compensation in 2019, 2018 and 2017, including, as set out below, to our senior leadership team. As most of these awards are graded-vesting and have multi-year requisite service periods, the related expense will be recognized ratably over a period of years and thus only a portion of the initial awards are included in the amounts in the table above.

  •
  In 2019, we awarded 83,818 TELUS phantom restricted share units and 61,560 TELUS International Phantom restricted share units with a grant-date-fair-value of $21.38 and $38.09, respectively. In 2019, we also granted 102,426 equity and cash-settled options with an exercise price of $38.09

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

  •
  In 2018, we awarded 65,828 TELUS Phantom restricted share units and 70,653 TELUS International Phantom restricted share units with a grant-date-fair-value of $22.63 and $27.81, respectively. In 2018, we also granted 102,429 equity and cash-settled options with an exercise price of $27.81

  •
  In 2017, we awarded 76,712 TELUS Phantom restricted share units and 72,720 TELUS International Phantom restricted share units with a grant-date-fair-value of $27.51 and $27.70, respectively. In 2017, we also granted 121,200 equity and cash-settled options with an exercise price of $27.70

        Employment agreements with members of the Senior Leadership Team typically provide for severance payments if an executive's employment is terminated without cause: generally, 18 months of base salary and performance bonus, benefits and accrual of pension service in lieu of notice. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

20. Additional financial information

(a)   Statements of income and other comprehensive income

        We have two customers which accounts for more than 10% of our operating revenues for the years ended December 31, 2019, December 31, 2018 and December 31, 2017. In the years ended December 31, 2019, December 31, 2018 and December 31, 2017, TELUS Corporation and its affiliates accounted for 25.5%, 24.0% and 31.4%, respectively, of our revenue. One arm's-length party accounted for approximately 11.0%, 11.0% and 14.0% of our operating revenues for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively.

(b)   Statements of financial position

As at December 31 (millions)	Note	2019	2018
Accounts receivable
Customer accounts receivable	4(b)	$109.8	$82.3
Accrued receivables—customer		57.0	53.0
Allowance for doubtful accounts	4(b)	(1.8)	(2.9)

		165.0	132.4
Accrued receivables—current		11.6	4.7

		$176.6	$137.1

Other long-term assets
Accrued receivables—non-current		$25.8	$14.9
Deferred expenses		1.0	0.8

		$26.8	$15.7

Accounts payable and accrued liabilities
Accrued liabilities		$34.7	$42.7
Payroll and other employee related liabilities		58.3	45.4
Restricted share units liability		9.5	8.1

		102.5	96.2

Trade accounts payable		20.3	9.2
Other		29.4	10.3

		$152.2	$115.7

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(c)   Statements of cash flows—operating activities and investing activities

Years ended December 31 (millions)	Note	2019	2018	2017
Net change in non-cash operating working capital
Accounts receivable		$(38.0)	$(33.1)	$26.3
Due to and from affiliated companies, net		(3.1)	8.8	(2.6)
Prepaid expenses		(4.0)	1.1	2.7
Other long-term assets		(11.1)	(0.6)	(11.5)
Accounts payable and accrued liabilities		25.0	3.7	(4.4)
Income and other taxes receivable and payable, net		0.4	(3.4)	(1.0)
Advance billings and customer deposits		(9.5)	9.6	1.3
Provisions		11.9	—	1.7
Other long-term liabilities		0.2	—	—

		$(28.2)	$(13.9)	$12.5

Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment	12	$(126.2)	$(42.3)	$(35.8)
Intangible assets	13	(4.8)	(8.2)	(5.6)
		(131.0)	(50.5)	(41.4)
Additions arising from leases	12	68.2	—	—
Change in associated non-cash investing working capital		10.1	3.0	(3.1)

		$(52.7)	$(47.5)	$(44.5)

(d)   Changes in liabilities arising from financing activities

		IFRS 16, Leases transitional amount (Note 2(a))		Statements of cash flows		Non-cash changes
	As previously reported		As adjusted	Issued or received	Redemptions, repayments or payments		End of period
(millions) Year Ended December 31, 2019						Other
Long-term debt
TELUS International (Cda) Inc. credit facility	$312.5	$—	$312.5	$72.0	$(49.0)	$—	$335.5
Lease liabilities	0.4	154.3	154.7	—	(47.0)	81.0	188.7
Deferred debt transaction costs	(4.9)	—	(4.9)	—	—	1.2	(3.7)

	$308.0	$154.3	$462.3	$72.0	$(96.0)	$82.2	$520.5

Short-term borrowings	$—	$—	$—	$0.6	$(0.6)	$—	$—

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

		Statements of cash flows		Non-cash changes
	Beginning of period	Issued or received	Redemptions, repayments or payments		End of period
(millions) Year Ended December 31, 2018				Other
Long-term debt
TELUS International (Cda) Inc. credit facility	$275.6	$75.0	$(38.1)	$—	$312.5
Deferred debt transaction costs	(6.1)	—	(0.5)	1.7	(4.9)
Voxpro Limited long-term debt	0.8	—	—	(0.4)	0.4
	270.3	75.0	(37.6)	1.3	308.0

Short-term borrowings
Xavient promissory note	$—	$10.0	$(10.0)	$—	$—
Additions from acquisition	—	—	(4.6)	4.6	—

	$—	$10.0	$(14.6)	$4.6	$—

Intercompany advances
Received from TELUS Corporation	$26.2	$—	$—	$(26.2)	$—

		Statements of cash flows		Non-cash changes
	Beginning of period	Issued or received	Redemptions, repayments or payments		End of period
(millions) Year Ended December 31, 2017				Other
Long-term debt
TELUS International (Cda) Inc. credit facility	$247.0	$66.0	$(43.6)	$0.1	$269.5
Voxpro Limited long-term debt	—	—	—	0.8	0.8

	$247.0	$66.0	$(43.6)	$0.9	$270.3

Intercompany advances
Received from TELUS Corporation	$—	$26.2	$—	$—	$26.2

21. Segment reporting

        Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. The Company's chief operating decision maker reviews financial information prepared on a consolidated basis for the purposes of making resource allocation decisions and assessing the performance of the overall organization. Based on an evaluation of all facts and circumstances, the Company has determined that it functions as a single operating and reporting segment.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(a)   Geographical information

Years ended December 31 (millions)	2019	2018	2017
Revenues by geographic area
Philippines	$283.5	$240.2	$209.2
United States	257.1	178.1	66.8
Guatemala	118.4	71.7	104.8
Ireland	94.1	107.5	28.5
El Salvador	91.4	101.1	62.3
Bulgaria	89.5	75.5	64.4
India	42.4	28.1	—
Romania	38.7	29.5	22.9
Canada	16.0	14.9	13.1
China	2.7	—	—
United Kingdom	0.4	0.6	1.2

	$1,034.2	$847.2	$573.2

As at December 31 (millions)	2019	2018
Net long-lived assets by geographic area
Philippines	$96.4	$38.7
United States	496.6	483.8
Guatemala	46.9	22.9
Ireland	63.4	32.7
El Salvador	23.0	25.8
Bulgaria	37.1	11.9
India	17.8	7.3
Romania	7.7	3.5
Canada	14.9	14.2
China	4.9	0.4
United Kingdom	0.4	—

	$809.1	$641.2

            Subordinate Voting Shares

TELUS International (Cda) Inc.

PROSPECTUS

J.P. Morgan	Morgan Stanley

        (in alphabetical order)

Barclays	BofA Securities	CIBC Capital Markets

                    , 2021

        Until                    , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our subordinate voting shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 6.    Indemnification of Directors and Officers.

        Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company's request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an "indemnifiable person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person's position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual's conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual's respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

        Upon completion of this offering, our articles will provide that we shall indemnify directors and officers to the extent required or permitted by law.

        Prior to the completion of this offering, we intend to enter into agreements with our directors and certain officers (each an "Indemnitee" under such agreements) to indemnify the Indemnitee, to the fullest extent permitted by law and subject to certain limitations, against all liabilities, costs, charges and expenses reasonably incurred by an Indemnitee in an action or proceeding to which the Indemnitee was made a party by reason of the Indemnitee being an officer or director of (i) our company or (ii) an organization of which our company is a shareholder or creditor if the Indemnitee serves such organization at our request.

        We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

Item 7.    Recent Sales of Unregistered Securities.

        The following sets forth information regarding all unregistered securities sold since January 1, 2017.

Compensation-Related Issuances

  •
  From January 1, 2017 through the date of this registration statement, we have granted 342,004 phantom restricted share units, where each phantom restricted unit is nominally equal in value to one TELUS International (Cda) Inc. common share to certain of our employees through our TELUS International (Cda) Inc. Long-Term Incentive Plan.

  •
  From January 1, 2017 through the date of this registration statement, we have granted 320,126 phantom performance restricted share units, where each phantom restricted share unit is nominally equal in value to one TELUS International (Cda) Inc. common share to certain of our employees and directors through our TELUS International (Cda) Inc. Omnibus Long-Term Incentive Plan.

  •
  From January 1, 2017 through the date of this registration statement, we have granted 268,160 phantom restricted share units, where each phantom restricted share unit is nominally equal in value to one TELUS common share to certain of our employees and directors through our TELUS International (Cda) Inc. Omnibus Long-Term Incentive Plan. Amount reflects retroactive application of March 17, 2020 TELUS two-for-one share split.

  •
  From January 1, 2017 through the date of this registration statement, we have granted an aggregate of 421,459 phantom share options to certain of our employees having exercise prices ranging from $21.90 to $40.26.

  •
  From January 1, 2017 through the date of this registration statement, we have issued 66,732 of our Class C common shares to certain members of our senior leadership team.

Acquisition-Related Issuances

  •
  In connection with the consideration for the acquisition of Xavient Digital LLC ("Xavient"), from February 6, 2018 through April 30, 2020 we (i) issued 541,516 of our Class D common shares to Xavient and (ii)(A) issued 1,207,729 of our Class A common shares to TELUS and (B) granted options to purchase up to 648,431 of our Class B common shares to Baring at an exercise price of $62.10 in connection with the exercise of Xavient's put option.

  •
  In connection with the acquisition of Competence Call Center ("CCC"), from January 29, 2020 through January 31, 2020 we issued (i) 1,449,004 of our Class E common shares to employees of CCC for cash proceeds of $90.0 million and (ii)(A) 3,260,580.2 of our Class A common shares and 50,000 of our Class C common shares to TELUS for cash proceeds of $126.1 million and (B) 1,782,620.1 of our Class B common shares to Baring for cash proceeds of $67.9 million, which cash proceeds from TELUS and Baring were used to finance the acquisition.

  •
  In connection with the acquisition of MITS from TELUS, on April 1, 2020 we (i) issued 785,660 of our Class C common shares to TELUS and (ii) granted an option to purchase up to 421,822 of our Class B common shares to Baring at an exercise price of $62.10 per share.

Other Issuances

  •
  On February 6, 2018, we issued 929,110 of our Class A common shares to TELUS for $25.7 million, in consideration for offsetting a pre-existing intercompany advance.

  •
  On February 6, 2018, we issued 500,290 of our Class B common shares to Baring for aggregate cash proceeds of $13.9 million.

  •
  On November 29, 2019, we repurchased 180,505 of our Class D common shares to issued to a company controlled by a member of our management team for $5.0 million on February 12, 2018.

        The transactions described above were made outside the United States pursuant to Regulation S, or to U.S. persons pursuant to (i) Rule 701 promulgated under the Securities Act, in that the securities were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701, or (ii) to U.S. persons pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506(b) under Regulation D of the Securities Act in that such sales and issuances did not involve a public offering.

        None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 8.    Exhibits and Financial Statement Schedules.

        (a)    Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

        (b)    Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in                , on                , 2021.

By:
	Name:	Jeffrey Puritt
	Title:	President and Chief Executive Officer

POWERS OF ATTORNEY

        Each of the undersigned members of the board of directors of the Registrant hereby severally constitutes and appoints Jeffrey Puritt and Michel Belec as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jeffrey Puritt	President and Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Vanessa Kanu	Chief Financial Officer (Principal Financial Officer)	, 2021
Janesh Patel	Vice President of Finance & Controller (Principal Accounting Officer)	, 2021
Josh Blair	Director	, 2021

Signature	Title	Date

Kenneth Cheong	Director	, 2021
Tony Geheran	Director	, 2021
Doug French	Director	, 2021
Stephen Lewis	Director	, 2021
Jimmy Mahtani	Director	, 2021

Signature of Authorized U.S. Representative of Registrant

        Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of TELUS International (Cda) Inc., has signed this Registration Statement on                        , 2021.

By:
Name:
Title:

EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement
3.1	*	Form of Articles of TELUS International (Cda) Inc.
4.1	*	Specimen Share Certificate
4.2	*	Form of Registration Rights Agreement
5.1	*	Opinion of Osler, Hoskin & Harcourt LLP as to the validity of the shares
10.1	*	Form of Amended and Restated Master Services Agreement
10.2	*	Form of Amended and Restated Transition and Shared Services Agreement
10.3	*	Master Reseller Agreement
10.4	*	Form of Network and Infrastructure Services Agreement
10.5	*	Form of Trademark License Agreement
10.6	*	Form of Financial Reporting Agreement
10.7	*	Form of Amended and Restated Shareholders' Agreement
10.8	*	Form of Coattail Agreement
10.9	*	Credit Agreement
21.1	*	List of Subsidiaries of TELUS International (Cda) Inc.
23.1	*	Consent of Deloitte LLP
23.3	*	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on signature page)

*
To be filed by amendment.